UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

1 - Press Release	3
Highlights	4
Main Information	6
Ratings	8
Book Net Income vs. Adjusted Net Income	8
Summarized Analysis of Adjusted Income	9
Economic Scenario	22
Main Economic Indicators	23
Guidance	24
Income Statement vs. Managerial Income vs. Adjusted Income	25
2 - Economic and Financial Analysis	29
Balance Sheet	30
Adjusted Income Statement	31
Financial Margin Interest and Non-Interest	31
- Financial Margin - Interest	32
" Loan Financial Margin - Interest	34
" Funding Financial Margin - Interest	51
" Securities/Other Financial Margin - Interest	56
" Insurance Financial Margin - Interest	56
- Financial Margin Non-Interest	57
Insurance, Pension Plans and Savings Bonds	58
- Bradesco Vida e Previdência	65
- Bradesco Saúde and Mediservice	67
- Bradesco Capitalização	68
- Bradesco Auto/RE	70
Fee and Commission Income	72
Administrative and Personnel Expenses	78
- Coverage Ratio	81
Tax Expenses	81
Equity in the Earnings (Losses) of Unconsolidated Companies	82
Operating Result	82
Non-Operating Result	83
3 - Return to Shareholders	85
Sustainability	86
Investor Relations Area IR	87
Corporate Governance	88
Bradesco Shares	88
Main Indicators	90
Weighting in Main Stock Market Indexes	91
Dividends / Interest on Shareholders Equity	91
4 - Additional Information	93
Products and Services Market Share	94
Compulsory Deposits/Liabilities	95
Investments in Infrastructure, Information Technology and e Telecommunications	96
Risk Management	97
Capital Adequacy Ratio	97
5 - Independent Auditors Report	99
Reasonable assurance report from independent auditors on the supplementary accounting information	100
6 - Financial Statements, Independent Auditors Report, Summary of the Audit Committee s Report and Fiscal Council s Report	103
Consolidated Financial Statements	104

Bradesco	1

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business. Such statements are based on managements current expectations, estimates and projections about future events and financial trends, which could affect our business. Words such as:
"believes", "anticipates", "plans", "expects", "intends", "aims", "evaluates", "predicts", "foresees", "projects", "guidelines", "should" and similar expressions are intended to identify forward-looking statements. These statements, however, do not guarantee future performance and involve risks and uncertainties, which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions that, depending on future events, may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such statements.

Factors which could modify actual results include, among others, changes in regional, national and international commercial and economic conditions; inflation rates; increase in customer delinquency on the account of borrowers in loan operations, with the consequent increase in the allowance for loan losses; loss of funding capacity; loss of clients or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among other events, adversely affect our margins; competition in the banking sector, financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or rulings; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not rely excessively on these forward-looking statements. These statements are valid only as of the date they were prepared. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or for any other reason.

Few numbers of this Report were submitted to rounding adjustments.
Therefore, amounts indicated as total in certain charts may not correspond to the arithmetic sum of figures preceding them.

2	Report on Economic and Financial Analysis - December 2011

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Highlights

The main figures obtained by Bradesco in 2011 are presented below:

1.   Adjusted Net Income(1) for the year was R$11.198 billion (a 14.2% increase compared to the R$9.804 billion recorded in the same period last year), corresponding to earnings per share of R$2.93 and Return on Average Shareholders’ Equity(2) of 21.3%.

2.   Adjusted Net Income was composed of R$7.997 billion from financial activities, representing 71.4% of the total, and R$3.201 billion from insurance, pension plan and savings bond operations, which accounted for 28.6%.

3.   On December 31, 2011, Bradesco’s market capitalization stood at R$106.971 billion(3).

4.   Total Assets stood at R$761.533 billion in December 2011, a 19.5% increase over the same period in 2010. Return on Average Assets was 1.6%.

5.   The Expanded Loan Portfolio(4) stood at R$345.724 billion in December 2011, up 17.1% from the same period in 2010. Operations with individuals totaled R$108.671 billion (a 10.6% gain), while operations with companies totaled R$237.053 billion (up 20.4%).

6.   Total Assets under Management stood at R$1.020 trillion, up 16.9% on December 2010.

7.   Shareholders’ Equity stood at R$55.582 billion in December 2011, up 15.7% on December 2010. The Capital Adequacy Ratio stood at 15.1% in December 2011, 12.4% of which fell under Tier I Capital.

8.   Interest on Shareholders’ Equity and Dividends were paid and recorded in provision to shareholders for income in 2011 in the amount of R$3.740 billion, R$1.279 billion of which was paid as monthly and interim dividends and R$2.461 billion was recorded in provision.

9.   Financial Margin reached R$39.321 billion, up 19.0% in comparison with 2010.

10.   The Delinquency Ratio over 90 days stood at 3.9% on December 31, 2011, a 0.3 p.p. increase over December 31, 2010 (3.6%).

11.  The Efficiency Ratio(5) stood at 43.0% in December 2011 (42.7% in December 2010) and the “adjusted-to-risk” ratio stood at 53.0% (52.4% in December 2010).

12.  Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$37.693 billion in 2011, up by 21.3% over the same period in 2010. Technical reserves stood at R$103.653 billion, up 18.9% on December 2010.

13.  Investments in infrastructure, information technology and telecommunications amounted to R$4.328 billion in 2011, a 10.4% increase on the previous year.

14.  Taxes and contributions, including social security, paid or recorded in provision, amounted to R$19.159 billion in 2011, R$9.127 billion of which referred to taxes withheld and collected from third parties and R$10.032 billion from Bradesco Organization activities, equivalent  to 89.6% of Adjusted Net Income(1).

15.  Continuing its strategy for organic growth, Bradesco launched 1,009 branches in the last twelve months, adding more than 9 thousand new employees.

16.  Bradesco has an extensive customer service network in Brazil, comprising 7,586 service points (4,634 branches, 1,347 PABs - Banking Service Branches and 1,605 PAAs - Advanced Service Branches). Customers can also use 1,477 PAEs – ATMs (Automatic Teller Machines) in companies, 34,839 Bradesco Expresso service points, 34,516 Bradesco Dia & Noite ATMs and 12,455 ATMs shared with other banks(6).

(1) According to non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$117.4 billion considering the closing price of preferred shares (most traded share); (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes;  (5) In the last 12 months; and (6) Banco24Horas ATMs + ATMs shared among Bradesco, Banco do Brasil and Banco Santander.

24	Report on Economic and Financial Analysis - December 2011

Press Release

Highlights

17. Payroll, plus charges and benefits, totaled R$9.298 billion. Social benefits provided to the 104,684 employees of the Bradesco Organization and their dependents amounted to R$2.278 billion, while investments in training and development programs totaled R$161.495 million.

18.  On January 5, 2012, Bradesco became a signatory of the International Statement of Commitment by Financial Institutions on the Environment and Sustainable Development, formally marking its entrance into the United Nations Environment Programme – Finance Initiative (UNEP FI), a United Nations (UN) program for financial institutions committed to sustainable finances.

19.  On January 16, 2012, Bradesco received authorization to increase the foreign interest in its common capital, from 14% to 30%, allowing the Bank to create an ADR (American Depositary Receipt) Program tied to common shares, in an effort to increase the liquidity and value thereof. The ADR program is currently being submitted for approval by authorities.

20.  Main Awards and Acknowledgements in the period:

•       Outstanding position in the ranking of the largest banks in the world, by market capitalization, placing 10th (Bloomberg);

•       Largest private corporate group in Brazil (“Large Groups” annual publication – Valor Econômico newspaper);

•       One of the best companies to work for, according to the “Largest among the Best Companies of 2011” list (Great Place to Work® Institute, in partnership with O Estado de São Paulo newspaper);

•       Best company in personnel management, in the “More than 10,000 employees” category (Valor Carreira – Valor Econômico newspaper);

•       For the 7th consecutive time, Bradesco was included in the Corporate Sustainability Index (ISE) portfolio of the São Paulo Securities, Commodities and Futures Exchange (BM&FBovespa);

•       For the 5th consecutive year, the Bradesco Brand was the most valuable brand in Brazil (Superbrands – Brand Finance);

•       Grupo Bradesco de Seguros won the “Professionals of the Year” award in the “National Campaign” category with the Vai Que campaign (Rede Globo); and

•       For the 10th consecutive year, Bradesco Seguros won the “Folha Top of Mind” award in the Insurance category (Datafolha).

21.  With regards to sustainability, Bradesco divides its actions into three pillars:
(i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and offering social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. In this area, we point out Fundação Bradesco, which has a 55-year history of extensive social and educational work, with 40 schools in Brazil. In 2011, 112,081 students benefitted from its schools, in Basic Education (from Kindergarten to High School and Vocational Training - High School Level), Education for Youth and Adults; and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income. The nearly 50 thousand students in Basic Education are guaranteed free, quality education, uniforms, school supplies, meals and medical and dental assistance. Fundação Bradesco also aided another 382,329 students through its distance learning programs, found at its e-learning portal “Virtual School.” These students completed at least one of the many courses offered by the Virtual School. Furthermore, another 134,764 people benefitted from projects and actions in partnerships with Digital Inclusion Centers (CIDs), the Educa+Ação  Program and Technology courses (Educar e Aprender – Teach and Learn). To support these social commitments, Fundação Bradesco invested a total of R$291.892 million in its educational activities and will invest an estimated total of R$385.473 million in 2012.

Bradesco      5

        Press Release

Main Information

	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	Variation %
									4Q11 x 3Q11	4Q11 x 4Q10
Income Statement for the Period - R$ million
Book Net Income	2,726	2,815	2,785	2,702	2,987	2,527	2,405	2,103	(3.2)	(8.7)
Adjusted Net Income	2,771	2,864	2,825	2,738	2,684	2,518	2,455	2,147	(3.2)	3.2
Total Financial Margin	10,258	10,230	9,471	9,362	9,018	8,302	8,047	7,689	0.3	13.8
Gross Loan Financial Margin	7,162	6,928	6,548	6,180	6,143	5,833	5,757	5,630	3.4	16.6
Net Loan Financial Margin	4,501	4,149	4,111	3,820	3,848	3,774	3,596	3,442	8.5	17.0
Allowance for Loan Losses (ALL) Expenses	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(4.2)	15.9
Fee and Commission Income	4,086	3,876	3,751	3,510	3,568	3,427	3,253	3,124	5.4	14.5
Administrative and Personnel Expenses	(6,822)	(6,285)	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	8.5	17.8
Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income	11,133	9,049	9,661	7,850	9,022	7,697	7,163	7,196	23.0	23.4
Balance Sheet - R$ million
Total Assets	761,533	722,289	689,307	675,387	637,485	611,903	558,100	532,626	5.4	19.5
Securities	265,723	244,622	231,425	217,482	213,518	196,081	156,755	157,309	8.6	24.4
Loan Operations (1)	345,724	332,335	319,802	306,120	295,197	272,485	259,722	249,828	4.0	17.1
- Individuals	108,671	105,389	102,915	100,200	98,243	93,038	89,780	86,146	3.1	10.6
- Corporate	237,053	226,946	216,887	205,920	196,954	179,447	169,942	163,683	4.5	20.4
Allowance for Loan Losses (ALL)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	2.4	20.0
Total Deposits	217,424	224,664	213,561	203,822	193,201	186,194	178,453	170,722	(3.2)	12.5
Technical Reserves	103,653	97,099	93,938	89,980	87,177	82,363	79,308	77,685	6.7	18.9
Shareholders' Equity	55,582	53,742	52,843	51,297	48,043	46,114	44,295	43,087	3.4	15.7
Assets under Management	1,019,884	973,194	933,960	919,007	872,514	838,455	767,962	739,894	4.8	16.9
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (2)	2.93	2.91	2.82	2.72	2.61	2.38	2.19	2.07	0.7	12.3
Book Value per Common and Preferred Share - R$	14.56	14.08	13.82	13.42	12.77	12.26	11.77	11.45	3.4	14.0
Annualized Return on Average Shareholders' Equity (3) (4)	21.3	22.4	23.2	24.2	22.2	22.5	22.8	22.2	(1.1) p.p.	(0.9) p.p.
Annualized Return on Average Assets (4)	1.6	1.7	1.7	1.7	1.7	1.7	1.7	1.7	(0.1) p.p.	(0.1) p.p.
Average Rate - Annualized (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	8.0	7.8	8.2	8.3	7.9	8.2	8.1	(0.2) p.p.	(0.5) p.p.
Fixed Assets Ratio - Total Consolidated	21.0	16.7	17.3	17.4	18.1	16.7	20.9	19.8	4.3 p.p	2.9 p.p
Combined Ratio - Insurance (5)	83.6	86.2	85.8	86.1	85.1	85.3	84.7	85.2	(2.6) p.p.	(1.5) p.p
Efficiency Ratio (ER) (2)	43.0	42.7	42.7	42.7	42.7	42.5	42.0	41.2	0.3 p.p	0.3 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (2)	62.2	62.7	63.5	63.6	64.2	65.1	64.9	66.0	(0.5) p.p.	(2.0) p.p
Market Capitalization - R$ million (6)	106,971	96,682	111,770	117,027	109,759	114,510	87,887	100,885	10.6	(2.5)
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	7.3	7.3	6.9	7.0	7.1	7.4	7.6	8.0	-	0.2 p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.8	4.6	4.5	4.4	4.3	4.6	4.9	5.3	0.2 p.p	0.5 p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.9	3.8	3.7	3.6	3.6	3.8	4.0	4.4	0.1 p.p	0.3 p.p
Coverage Ratio (> 90 days (8))	184.4	194.0	189.3	193.6	197.6	191.8	188.5	180.8	(9.6) p.p.	(13.2) p.p.
Coverage Ratio (> 60 days (8))	151.8	159.6	154.0	159.1	163.3	162.0	155.8	151.3	(7.8) p.p.	(11.5) p.p.
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	15.1	14.7	14.7	15.0	14.7	15.7	15.9	16.8	0.4 p.p	0.4 p.p
- Tier I	12.4	12.2	12.9	13.4	13.1	13.5	13.9	14.3	0.2 p.p	(0.7) p.p.
- Tier II	2.7	2.5	1.8	1.7	1.7	2.3	2.1	2.6	0.2 p.p	1.0 p.p
- Deductions	-	-	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	0.1 p.p

   6   Report on Economic and Financial Analysis – December 2011

Press Release

Main Information

	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Variation %
									Dec11 x Sept11	Dec11 x Dec10
Structural Information - Units
Service Points (9)	59,711	55,822	53,246	50,967	48,681	45,821	42,977	40,460	7.0	22.7
- Branches	4,634	3,945	3,676	3,651	3,628	3,498	3,476	3,455	17.5	27.7
- PAAs (10)	1,605	1,660	1,659	1,660	1,660	1,643	1,592	1,451	(3.3)	(3.3)
- PABs (10)	1,347	1,320	1,313	1,308	1,263	1,233	1,215	1,200	2.0	6.7
- PAEs (10)	1,477	1,589	1,587	1,588	1,557	1,559	1,565	1,564	(7.0)	(5.1)
- Outplaced Bradesco Network ATMs (11)	3,913	3,953	3,962	3,921	3,891	4,104	3,827	3,664	(1.0)	0.6
- ATMs Shared with other Banks (11) (12)	10,753	10,815	10,856	10,326	9,765	8,113	7,358	6,912	(0.6)	10.1
- Bradesco Expresso (Correspondent Banks)	34,839	31,372	29,263	27,649	26,104	24,887	23,190	21,501	11.1	33.5
- Bradesco Promotora de Vendas	1,131	1,157	919	853	801	773	743	702	(2.2)	41.2
- Branches / Subsidiaries Abroad	12	11	11	11	12	11	11	11	9.1	-
ATMs	46,971	45,596	45,103	44,263	43,072	41,007	39,766	38,772	3.0	9.1
- Own Network	34,516	33,217	32,714	32,514	32,015	31,759	31,387	30,909	3.9	7.8
- Shared Network (12)	12,455	12,379	12,389	11,749	11,057	9,248	8,379	7,863	0.6	12.6
- Debit and Credit Card (13) - in millions	155.7	153.0	150.4	147.5	145.2	140.7	137.8	135.6	1.8	7.2
Employees	104,684	101,334	98,317	96,749	95,248	92,003	89,204	88,080	3.3	9.9
Outsourced Employees and Interns	11,699	10,731	10,563	10,321	9,999	9,796	8,913	9,605	9.0	17.0
Foundation Employees (14)	3,806	3,813	3,796	3,788	3,693	3,756	3,734	3,713	(0.2)	3.1
Customers - in millions
Checking accounts	25.1	24.7	24.0	23.5	23.1	22.5	21.9	21.2	1.6	8.7
Savings Accounts (15)	43.4	40.6	39.7	39.4	41.1	38.5	37.1	36.2	6.9	5.6
Insurance Group	40.3	39.4	38.0	37.0	36.2	34.6	33.9	33.8	2.3	11.3
- Policyholders	35.0	34.3	33.0	32.1	31.5	30.0	29.3	29.2	2.0	11.1
- Pension Plan Participants	2.2	2.1	2.1	2.1	2.0	2.0	2.0	2.0	4.8	10.0
- Savings Bond Customers	3.1	3.0	2.9	2.8	2.7	2.6	2.6	2.6	3.3	14.8
Bradesco Financiamentos	2.2	2.4	2.9	2.9	3.3	3.4	3.5	3.8	(8.3)	(33.3)

(1)   Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;
(2)   In the last 12 months;
(3)   Excluding mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)   Adjusted net income for the period;
(5)   Excludes additional reserves;
(6)   Number of shares (excluding treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)   Concept defined by Brazilian Central Bank (Bacen);
(8)   Credits overdue;
(9)   Not including Postal Bank;
(10)  PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company;  PAA: service point located in a municipality without a Bank branch;
(11)  Including overlapping ATMs within the Bank’s own and shared network in: December 2011 – 2,019; September 2011 - 2,040; June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547 and March 2010 – 1,490;
(12)  Shared ATM network: Banco24Horas ATMs + ATMs shared among Bradesco, Banco do Brasil and Banco Santander since November 2010;
(13)  Includes pre-paid,  Private Label and Ibi México as of December 2010;
(14)  Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15)  Number of accounts.

Bradesco      7

                   Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Feasibility (1)	Support	Domestic Currency		Foreign Currency				Domestic
a -	2	Long Term A -	Short Term F1	Long Term BBB +		Short Term F2		Long Term AAA (bra)	Short Term F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	AA+	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) In replacement for the individual rating (B/C).

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

	R$ million
	12M11	12M10	4Q11	3Q11
Book Net Income	11,028	10,022	2,726	2,815

Non-Recurring Events	170	(218)	45	49
- Provision for/ (Reversal of) Tax Risks	(2,126)	397	-	(2,126)
- Additional ALL/Change in Drag Calculation Parameters	1,006	(220)	-	1,006
- Labor Provision	501	-	-	501
- Civil Provision (2)	482	268	79	280
- Records of Tax Credits	-	(336)	-	-
- Other (3) (4)	187	(215)	(14)	201
- Tax Effects	120	(112)	(20)	187
Adjusted Net Income	11,198	9,804	2,771	2,864

ROAE % (1)	21.0	22.7	21.2	22.7

Adjusted ROAE % (1)	21.3	22.2	21.5	23.1

(1)  Annualized;

(2)  Mainly refers to the provision for Economic Plans;

(3)  In 2011, including: (i) the partial sale of Ibi Promotora, in the amount of R$58 million; (ii) impairment, in the amount of R$157 million; and (iii) other operating provisions, in the amount of R$88 million; and

(4)  In 2010, including: (i) partial sale/capital gain of investments (CPM Braxis/Fidelity/Other), in the amount of R$224 million; (ii) REFIS, in the amount of R$18 million; and (iii) impairment, in the amount of R$27 million.

   8   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page.

Note that the Adjusted Income Statement serves as the basis adopted for the analysis and comments made in chapters 1 and 2 of this report.
	R$ million
	Adjusted Income Statement
	12M11	12M10	Variation		4Q11	3Q11	Variation
			12M11 x 12M10				4Q11 x 3Q11
			Amount	%			Amount	%
Financial Margin	39,321	33,056	6,265	19.0	10,258	10,230	28	0.3
- Interest	37,670	31,525	6,145	19.5	9,985	9,669	316	3.3
- Non-interest	1,651	1,531	120	7.8	273	561	(288)	(51.3)
ALL	(10,237)	(8,703)	(1,534)	17.6	(2,661)	(2,779)	118	(4.2)
Gross Income from Financial Intermediation	29,084	24,353	4,731	19.4	7,597	7,451	146	2.0
Income from Insurance, Pension Plan and Savings Bond Operations (1)	3,370	2,772	598	21.6	933	864	69	8.0
Fee and Commission Income	15,223	13,372	1,851	13.8	4,086	3,876	210	5.4
Personnel Expenses	(11,061)	(9,302)	(1,759)	18.9	(3,140)	(2,880)	(260)	9.0
Other Administrative Expenses	(13,406)	(11,532)	(1,874)	16.3	(3,682)	(3,405)	(277)	8.1
Tax Expenses	(3,664)	(3,120)	(544)	17.4	(1,005)	(866)	(139)	16.1
Equity in the Earnings (Losses) of Unconsolidated Companies	144	127	17	13.4	53	41	12	29.3
Other Operating Income/Expenses	(3,401)	(2,382)	(1,019)	42.8	(808)	(907)	99	(10.9)
Operating Result	16,289	14,288	2,001	14.0	4,034	4,174	(140)	(3.4)
Non-Operating Income	3	(8)	11	-	4	10	(6)	(60.0)
Income Tax / Social Contribution	(4,954)	(4,353)	(601)	13.8	(1,241)	(1,304)	63	(4.8)
Non-controlling Interest	(140)	(123)	(17)	13.8	(26)	(16)	(10)	62.5
Adjusted Net Income	11,198	9,804	1,394	14.2	2,771	2,864	(93)	(3.2)

(1)  Income from Insurance, Pension Plan and Savings Bond Operations = Insurance Retained Premiums, Pension Plans and Savings Bonds - Variation in Technical Reserves of Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

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                   Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the fourth quarter of 2011, Bradesco’s adjusted net income was R$2,771 million, down 3.2% from the previous quarter, mainly due to: (i) lower revenue from non-interest financial margin; and (ii) greater personnel and administrative expenses, mainly resulting from accelerated organic growth in the year, marked by the expansion of 11,030 service points, including the opening of 1,009 branches.

In the comparison of 2011 and 2010, adjusted net income increased by R$1,394 million, or 14.2%, for Return on Average Shareholders’ Equity (ROAE) of 21.3%. The main reasons for this result are described in this chapter, among which the aforementioned organic growth demands our attention.

Shareholders’ Equity stood at R$55,582 million in December 2011, up 15.7% on the balance on December 2010. The Capital Adequacy Ratio stood at 15.1%, of which, 12.4% fell under Tier I Reference Shareholders’ Equity.

Total Assets came to R$761,533 million in December 2011, up 19.5% over December 2010, driven by the increase in operations and the expansion of business volume. Return on Average Assets (ROAA) hovered around 1.6%.

   10   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

The ER was impacted by the following events in the period: (i) accelerated organic growth in the year, especially in the second half of 2011, marked by the expansion of 11,030 service points, including the inauguration of 1,009 branches, which impacted personnel and administrative expenses; and (ii) greater expenses with advertising and marketing, brought on by the seasonal effect in the quarter.

With regards to the “adjusted to risk” ER, which reflects the impact of risk associated with loan operations(2) and the aforementioned events, it was also affected by the increase in delinquency in the period.

(1) ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Selling Expenses) and (ii) revenue net of related taxes (not considering Claims and Selling Expenses from the Insurance Group), our ER in the fourth quarter of 2011 would be 45.8%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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                   Press Release

Summarized Analysis of Adjusted Income

Financial Margin

The R$28 million increase in the fourth quarter of 2011 compared to the third quarter of 2011 was due to:

•  a R$316 million increase in interest-earning operations, mainly due to higher gains with “Loan” and “Securities/Other” margins; and

was offset by:

•  a R$288 million decrease in the non-interest margin, due to lower treasury/securities gains.

Financial margin posted a R$6,265 million improvement between the 2011 fiscal year and that of 2010, for growth of 19.0%, mainly driven by:

•  a R$6,145 million increase in income from interest-earning operations due to an increase in business volume, driven by:
(i) “Loans;” and (ii) “Funding;” and

•  greater income from the non-interest margin, in the amount of R$120 million, due to higher treasury/securities gains.

   12   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M11			12M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	26,818	254,812	10.5%	23,362	209,292	11.2%
Funding	4,562	301,122	1.5%	3,029	236,549	1.3%
Insurance	3,388	94,561	3.6%	2,827	80,444	3.5%
Securities/Other	2,902	234,205	1.2%	2,307	194,624	1.2%

Financial Margin	37,670	-	7.4%	31,525	-	7.5%

	4Q11			3Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,162	269,071	11.1%	6,928	260,140	11.1%
Funding	1,169	319,408	1.5%	1,252	313,201	1.6%
Insurance	770	100,978	3.1%	800	95,865	3.4%
Securities/Other	884	257,613	1.4%	689	244,470	1.1%
0
Financial Margin	9,985	-	7.6%	9,669	-	7.6%

The annualized interest financial margin rate stood at 7.6% in the fourth quarter of 2011, in line with the figure recorded in the previous quarter.

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                   Press Release

Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In December 2011, Bradesco’s loan operations totaled R$345.7 billion. The 4.0% increase in the quarter was due to growth of: (i) 6.2% in Small and Medium-sized Entities (SMEs); (ii) 3.1% in Individuals; and (iii) 3.1% in Corporations.

Over the last 12 months, the portfolio expanded by 17.1%, driven by: (i) 22.6% growth in SMEs; (ii) 18.6% growth in Corporations; and (iii) 10.6% growth in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. In the Corporate segment, growth was led by: (i) real estate financing – corporate plan; (ii) working capital; and (iii) export financing.

(1)     Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the fourth quarter of 2011, ALL expenses stood at R$2,661 million, down 4.2% from the previous quarter, mainly as a result of: (i) adequate provision levels in comparison with the expected losses from certain operations with corporate customers, which offset: (ii) the increased delinquency in the period; and (iii) the growth in loan operation volume.

In comparison with 2010, ALL expenses in 2011 increased by 17.6%, mainly due to: (i) growth in loan operations; and (ii) greater delinquency in the period, especially among individuals.

(1) In the 3Q11, includes exceeding ALL in the total amount of R$1.0 billion.

   14   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

The delinquency ratio of over 90 days posted a slight increase of 0.1 p.p. in the quarter, mainly due to: (i) a 0.2 p.p. increase in the SME ratio; and (ii) a 0.1 p.p. increase in the Individuals ratio.

Coverage Ratios

The following graph presents the evolution of the coverage ratio of the ALL for loans overdue for more than 60 and 90 days. In December 2011 these ratios reached 151.8% and 184.4%, respectively, pointing to a comfortable level of provisioning.	The ALL, totaling R$19.5 billion in December 2011, was made up of: (i) R$15.5 billion required by the Brazilian Central Bank; and (ii) R$4.0 billion in additional provisions.

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                  Press Release

Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plan and Savings Bond Operations

Net Income for the fourth quarter of 2011 came to R$860 million, up 10.3% from the previous quarter.	Net Income for 2011 came to R$3.201 billion, up 10.2% on the previous year.

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	Variation %
									4Q11 x 3Q11	4Q11 x 4Q10
Net Income	860	780	800	761	779	721	701	703	10.3	10.4
Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income (1)	11,133	9,049	9,661	7,850	9,022	7,697	7,163	7,196	23.0	23.4
Technical Reserves	103,653	97,099	93,938	89,980	87,177	82,363	79,308	77,685	6.7	18.9
Financial Assets	112,979	107,244	103,847	99,594	96,548	92,599	88,515	86,928	5.3	17.0
Claims Ratio	68.6	71.5	72.2	72.0	71.1	72.4	71.8	73.3	(2.9) p.p	(2.5) p.p
Combined Ratio	83.6	86.2	85.8	86.1	85.1	85.3	84.7	85.2	(2.6) p.p	(1.5) p.p
Policyholders / Participants and Customers (in thousands)	40,304	39,434	37,972	37,012	36,233	34,632	33,908	33,768	2.2	11.2
Market Share of Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income (2)	N/A	24.9	25.0	23.2	24.7	24.7	24.8	25.2	-	-

Note: For comparison purposes, we have excluded the build in Technical Reserves for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of Normative Resolution (RN) 206/09 issued by the National Supplementary Health Plan Agency (ANS) on health revenues from the calculation of combined ratio.

(1)  Excluding the effects of ANS RN 206/09, which as of January 2010 extinguished the unearned premium reserve (PPNG) (Susep Statistics System (SES)) and income from premiums are now recorded on a pro-rata temporis basis. This accounting change did not affect Earned Premiums; and

(2)  3Q11 considers the latest data made available by the Insurance Superintendence (Susep) (July 2011).

   16   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

In the fourth quarter of 2011, the Group's total revenue increased by 23.0% on the previous quarter, led by the “Life and Pension Plan” segment, which was driven by a greater concentration of pension plan contributions in the period in question.

In 2011, revenue was up 21.3% in comparison with 2010, driven by the performance of “Life and Pension Plan," "Health" and "Savings Bond" products, which posted respective growth of 23.8%, 22.0% and 22.7% in the period.

Net income increase in the quarter was mainly due to: (i) a 23.0% increase in revenues; (ii) improved equity income; and (iii) a drop in the claims ratio.

Net income increase in the 2011 fiscal year was the result of: (i) 21.3% growth in revenues; (ii) a 1.1 p.p. decrease in the claims ratio; (iii) improved financial result and equity in the earnings (losses) of unconsolidated subsidiaries; and partially offset by: (iv) an increase in personnel expenses, mainly driven by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with Insurance Superintendence (Susep) rules effective as of January 1, 2008, and international standards (Solvency II). The Group’s financial leverage ratio stood at 2.7 times its Shareholders’ Equity.

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                   Press Release

Summarized Analysis of Adjusted Income

Fee and Commission Income

In the fourth quarter of 2011, fee and commission income totaled R$4,086 million, up 5.4% or R$210 million from the previous quarter. This increase was mainly driven by: (i) higher credit card revenue, resulting from the increase in the cards/customer base; (ii) greater checking account revenue; and (iii) greater gains from capital market operations (underwriting/ financial advisory services).

When comparing 2011 with 2010, the R$1,851 million, or 13.8%, increase in fee and commission income was mainly due to: (i) the performance of the credit card segment, driven by the growth in card base and revenues; (ii) higher income from checking accounts, which was driven by growth in business volume and an increase in checking account holder base, which posted net growth of 2.0 million accounts in the period; (iii) greater income from loan operations, resulting from an increase in the volume of contracted operations; (iv) greater income from collections; and (v) the increase in income from consortium management.

   18   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Personnel Expenses

In the fourth quarter of 2011, the R$260 million increase from the previous quarter was due to the following:

•  structural expenses – R$127 million growth, mainly resulting from: (i) higher expenses with salaries, social charges and benefits due to the Bank's organic growth, which led to the opening of new service points and the consequent increase in staff; and (ii) an adjustment to salary levels, pursuant to the collective bargaining agreement; and

•  non-structural expenses – R$133 million increase, mainly due to expenses with employee and management profit sharing.

Growth between 2011 and 2010 of R$1,759 million is mainly due to:

•  R$1,281 million in structural expenses, resulting from: (i) increased expenses with salaries, social charges and benefits, due to higher salary levels; and (ii) the net increase in the number of employees by 9,436 professionals; and

•R$478 million in non-structural expenses, mainly driven by: (i) greater expenses with employee and management profit sharing; and (ii) greater expenses with the provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

          Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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                  Press Release

Summarized Analysis of Adjusted Income

Administrative Expenses

In the fourth quarter of 2011, administrative expenses increased by 8.1% on the previous quarter, mainly due to: (i) greater expenses with advertising and marketing; and (ii) expenses related to accelerated organic growth (i.e. transportation, security and surveillance, maintenance and preservation of goods, etc.), which led to the inauguration of 689 branches.

The 16.3% increase between 2011 and 2010 was mainly due to greater expenses with:
(i) outsourced services, mainly related variable expenses tied to revenues/business volume
(i.e. correspondent banks, Call Center, etc.);
(ii) contract adjustments; and (iii) accelerated organic growth in the period, marked by the expansion of 11,030 service points, including the inauguration of 1,009 branches.

(1) Does not include Postal Bank.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$808 million in the fourth quarter of 2011, down R$99 million from the previous quarter, mainly due to less expenses with the recording of operating provisions, particularly those with civil provisions.

Compared with the previous year, the increase in other operating expenses, net of other operating income, by R$1,019 million in 2011 is mainly the result of: (i) higher expenses with the recording of operating provisions, especially civil provisions; and (ii) higher expenses with amortization of intangible assets – acquisition of banking rights.

   20   Report on Economic and Financial Analysis – December 2011

Press Release

Summarized Analysis of Adjusted Income

Income Tax and Social Contributions

Income tax and social contribution expenses in the fourth quarter of 2011 were down 4.8%, or R$63 million, from the previous quarter, due to lower taxable income in the period.

In 2011, the increase in these expenses over 2010 is mainly the result of: (i) an increase in taxable income; and (ii) the termination of tax credits resulting from the increase in the social contribution rate from 9% to 15% in the first quarter of 2011.

Unrealized Gains

Unrealized gains totaled R$10,618 million in the fourth quarter of 2011, a R$1,561 million increase from the previous quarter. This was mainly due to: (i) the appreciation of investments, particularly the Cielo investment, which saw a 15.0% increase in share value in the quarter; (ii) the valuation of mark-to-market securities in both fixed income and equities; and (iii) mark-to-market effect of subordinated debt.

                  Press Release

Economic Scenario

Economic activity indicators in the USA were better than expected in the fourth quarter of 2011, but failed to completely ward off uncertainties regarding the pace and sustainability of growth in the coming months. At the same time, the constant downward revisions of projected Chinese growth lost momentum, despite persisting doubts in relation to the country’s banking system and real estate market. However, concern with the fiscal imbalance in many European nations mounted, given that the European Central Bank’s recent measures to promote liquidity in the Eurozone banking system were insufficient to dispel existing fears.

Faced with these risks, global growth remained low, adversely impacting the confidence of the economic agents. This trend has had two relevant effects: (i) the normalization of monetary policy by the main central banks will most likely be delayed, ensuring high international liquidity, as long as there are no major breakdowns in the banking systems of the major economies, an event we believe to be unlikely; and (ii) the average of commodity prices should also continue on a downward trajectory throughout 2012, despite short-term pressures, especially in relation to agricultural produce (unfavorable weather conditions) and oil (geo-political tensions).

Brazil is not immune to global events, although it is certainly much better prepared to face the materialization of existing risks than it was three years ago. Faced with a deteriorating international scenario and the current leveling-off of domestic activity in the second half of 2011, the economic authorities have adopted a number of stimulus measures, including: (i) a series of interest rate reductions, a process that should continue into the first quarter of 2012; (ii) the partial reversal of the macroprudential measures adopted in December 2010; and (iii) tax incentives for the consumer goods and industrial segments. At the same time, the country’s foreign reserves (currently US$355 billion, versus US$208 billion in September 2008) and the volume of reserve requirements held by Bacen (R$448 billion, versus R$272 billion three years ago) constitute an excellent line of defense that can be tapped into quickly if needed. Given these measures and the expected increase in public investments, the Brazilian economy should respond favorably, accelerating the pace of growth in the coming months. This improvement should become even more evident in the second quarter, when the industrial inventory adjustments will have run their course.

Although the prospective global scenario should have a deflationary impact on Brazil’s economy, there are still a number of challenges related to the handling of monetary policy, given the mismatch between supply and demand, the economy’s high level of indexation and the buoyant job market.

Bradesco is maintaining its positive long-term outlook for Brazil. Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in the coming years. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable.

The Organization continues to believe that Brazil will achieve a higher potential growth pace more rapidly if fueled by bigger investments in education and infrastructure and by economic reforms that increase the efficiency of the productive sector. Action on these fronts would play a crucial role in giving the private sector a more solid foundation in regard to facing global competition and continuing to grow and create jobs.

   22   Report on Economic and Financial Analysis – December 2011

Press Release

Main Economic Indicators

Main Indicators (%)	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	12M11	12M10
Interbank Deposit Certificate (CDI)	2.67	3.01	2.80	2.64	2.56	2.61	2.22	2.02	11.60	9.75
Ibovespa	8.47	(16.15)	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	(18.11)	1.04
USD – Commercial Rate	1.15	18.79	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	12.58	(4.31)
General Price Index - Market (IGP-M)	0.91	0.97	0.70	2.43	3.18	2.09	2.84	2.78	5.10	11.32
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.46	1.06	1.40	2.44	2.23	0.50	1.00	2.06	6.50	5.91
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	6.04	6.04
Reference Interest Rate (TR)	0.22	0.43	0.31	0.25	0.22	0.28	0.11	0.08	1.21	0.69
Savings Accounts	1.73	1.95	1.82	1.76	1.73	1.79	1.62	1.59	7.45	6.90
Business Days (number)	62	65	62	62	63	65	62	61	251	251
Indicators (Closing Rate)	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec11	Dec10
USD – Commercial Selling Rate - (R$)	1.8758	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.8758	1.6662
Euro - (R$)	2.4342	2.4938	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.4342	2.2280
Country Risk (points)	223	275	148	173	189	206	248	185	223	189
Basic Selic Rate Copom (% p.a.)	11.00	12.00	12.25	11.75	10.75	10.75	10.25	8.75	11.00	10.75
BM&F Fixed Rate (% p.a.)	10.04	10.39	12.65	12.28	12.03	11.28	11.86	10.85	10.04	12.03

Projections through 2014

%	2012	2013	2014
USD - Commercial Rate (year-end) - R$	1.80	1.86	1.92
Extended Consumer Price Index (IPCA)	5.30	5.10	5.00
General Price Index - Market (IGP-M)	4.00	4.60	4.50
Selic (year-end)	9.50	9.50	9.00
Gross Domestic Product (GDP)	3.70	4.70	4.70

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                  Press Release

Guidance

Bradesco’s Outlook for 2012

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market to date.

Loan Portfolio (1)	18 to 22%
Individuals	16 to 20%
Corporate	18 to 22%
SMEs	23 to 27%
Corporations	13 to 17%
Products
Vehicles	4 to 8%
Cards (2)	13 to 17%
Real Estate Financing (origination)	R$11.4 bi
Payroll Deductible Loans	26 to 30%
Financial Margin (3)	10 to 14%
Fee and Commission Income	8 to 12%
Operating Expenses (4)	8 to 12%
Insurance Premiums	13 to 16%

(1)    Expanded Loan Portfolio;

(2)    Does not include the “BNDES Cards” and “Discounts on Advances of Receivables” portfolios;

(3)    Under current criterion, Guidance for Interest Financial Margin; and

(4)    Administrative and Personnel Expenses.

   24   Report on Economic and Financial Analysis – December 2011

Press Release

Income Statements vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Income Statement vs. Managerial Income vs. Adjusted Income

Fourth Quarter of 2011

	R$ million
	4Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,813	(169)	39	(329)	(593)	179	-	-	318	10,258	-	10,258
ALL	(2,958)	-	-	-	356	(59)	-	-	-	(2,661)	-	(2,661)
Gross Income from Financial Intermediation	7,855	(169)	39	(329)	(237)	120	-	-	318	7,597	-	7,597
Income from Insurance, Pension Plan and Savings Bond Operations (10)	933	-	-	-	-	-	-	-	-	933	-	933
Fee and Commission Income	3,963	-	-	-	-	-	123	-	-	4,086	-	4,086
Personnel Expenses	(3,140)	-	-	-	-	-	-	-	-	(3,140)	-	(3,140)
Other Administrative Expenses	(3,574)	-	-	-	-	-	-	(108)	-	(3,682)	-	(3,682)
Tax Expenses	(1,061)	-	-	-	78	-		-	(34)	(1,017)	11	(1,005)
Equity in the Earnings (Losses) of Unconsolidated Companies	53	-	-	-	-	-	-	-	-	53	-	53
Other Operating Income/Expenses	(1,473)	169	(39)	329	159	-	(123)	108	-	(870)	62	(808)
Operating Result	3,556	-	-	-	-	120	-	-	284	3,960	73	4,034
Non-Operating Income	124	-	-	-	-	(120)	-	-	-	4	-	4
Income Tax / Social Contribution and Non-controlling Interest	(954)	-	-	-	-	-	-	-	(284)	(1,238)	(31)	(1,267)
Net Income	2,726	-	-	-	-	-	-	-	-	2,726	45	2,771

(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”

(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”

(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”

(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”

(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”

(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”

(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;

(9)      For more information see page 8 of this chapter; and

(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

Bradesco      25

                  Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

Third Quarter of 2011

	R$ million
	3Q11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	8,693	(141)	37	(142)	(430)	-	-	-	2,213	10,230	-	10,230
ALL	(3,906)	-	-	-	178	(57)	-	-	-	(3,785)	1,006	(2,779)
Gross Income from Financial Intermediation	4,787	(141)	37	(142)	(252)	(57)	-	-	2,213	6,445	1,006	7,451
Income from Insurance, Pension Plan and Savings Bond Operations (10)	864	-	-	-	-	-	-	-	-	864	-	864
Fee and Commission Income	3,772	-	-	-	-	-	104	-	-	3,876	-	3,876
Personnel Expenses	(3,380)	-	-	-	-	-	-	-	-	(3,380)	501	(2,880)
Other Administrative Expenses	(3,314)	-	-	-	-	-	-	(91)	-	(3,405)	-	(3,405)
Tax Expenses	(695)	-	-	-	69	-	-	-	(240)	(866)	-	(866)
Equity in the Earnings (Losses) of Unconsolidated Companies	41	-	-	-	-	-	-	-	-	41	-	41
Other Operating Income/Expenses	264	141	(37)	142	183	-	(104)	91	-	680	(1,587)	(907)
Operating Result	2,339	-	-	-	-	(57)	-	-	1,973	4,255	(80)	4,174
Non-Operating Income	10	-	-	-	-	57	-	-	-	67	(58)	10
Income Tax / Social Contribution and Non-controlling Interest	466	-	-	-	-	-	-	-	(1,973)	(1,507)	187	(1,320)
Net Income	2,815	-	-	-	-	-	-	-	-	2,815	49	2,864
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

   26   Report on Economic and Financial Analysis – December 2011

Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

2011 Fiscal Year

	R$ million
	12M11
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	40,211	(513)	121	(611)	(1,859)	179	-	-	1,793	39,321	-	39,321
ALL	(12,083)	-	-	-	1,074	(234)	-	-	-	(11,243)	1,006	(10,237)
Gross Income from Financial Intermediation	28,128	(513)	121	(611)	(785)	(55)	-	-	1,793	28,078	1,006	29,084
Income from Insurance, Pension Plan and Savings Bond Operations (10)	3,370	-	-	-	-	-	-	-	-	3,370	-	3,370
Fee and Commission Income	14,778	-	-	-	-	-	445	-	-	15,223	-	15,223
Personnel Expenses	(11,560)	-	-	-	-	-	-	-	-	(11,560)	501	(11,061)
Other Administrative Expenses	(13,018)	-	-	-	-	-	-	(388)	-	(13,406)	-	(13,406)
Tax Expenses	(3,680)	-	-	-	197	-	-	-	(194)	(3,677)	11	(3,664)
Equity in the Earnings (Losses) of Unconsolidated Companies	144	-	-	-	-	-	-	-	-	144	-	144
Other Operating Income/Expenses	(3,535)	513	(121)	611	588	-	(445)	388	-	(2,001)	(1,402)	(3,401)
Operating Result	14,628	-	-	-	-	(55)	-	-	1,599	16,172	117	16,289
Non-Operating Income	4	-	-	-	-	55	-	-	-	60	(58)	3
Income Tax / Social Contribution and Non-controlling Interest	(3,605)	-	-	-	-	-	-	-	(1,599)	(5,205)	109	(5,094)
Net Income	11,028	-	-	-	-	-	-	-	-	11,028	170	11,198
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

Bradesco      27

                  Press Release

Income Statement vs. Managerial Income vs. Adjusted Income

2010 Fiscal Year

	R$ million
	12M10
	Book Income Statement	Reclassifications							Fiscal Hedge (8)	Managerial Income Statement	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	35,893	(422)	143	(307)	(1,658)	-	-	-	(681)	32,968	88	33,056
ALL	(9,037)	-	-	-	940	(386)	-	-	-	(8,483)	(220)	(8,703)
Gross Income from Financial Intermediation	26,856	(422)	143	(307)	(718)	(386)	-	-	(681)	24,485	(132)	24,353
Income from Insurance, Pension Plan and Savings Bond Operations (10)	2,772	-	-	-	-	-	-	-	-	2,772	-	2,772
Fee and Commission Income	13,103	-	-	-	-	-	270	-	-	13,372	-	13,372
Personnel Expenses	(9,302)	-	-	-	-	-	-	-	-	(9,302)	-	(9,302)
Other Administrative Expenses	(11,194)	-	-	-	-	-	-	(339)	-	(11,532)	-	(11,532)
Tax Expenses	(3,180)	-	-	-	(31)	-	-	-	74	(3,137)	17	(3,120)
Equity in the Earnings (Losses) of Unconsolidated Companies	127	-	-	-	-	-	-	-	-	127	-	127
Other Operating Income/Expenses	(4,410)	422	(143)	307	749	-	(270)	339	-	(3,007)	626	(2,382)
Operating Result	14,771	-	-	-	-	(386)	-	-	(607)	13,777	511	14,288
Non-Operating Income	(171)	-	-	-	-	386	-	-	-	215	(224)	(8)
Income Tax / Social Contribution and Non-controlling Interest	(4,578)	-	-	-	-	-	-	-	607	(3,971)	(505)	(4,476)
Net Income	10,022	-	-	-	-	-	-	-	-	10,022	(218)	9,804
(1)      Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin;”
(2)      Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(3)      Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin;”
(4)      Income from Loan Recovery classified under the item “Financial Margin”, Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, and Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”, and Tax Expenses were reclassified to “Other Operating Expenses;”
(5)      Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” / “Financial Margin;”
(6)      Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income;”
(7)      Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses;”
(8)      Partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy in terms of Net Income;
(9)      For more information see page 8 of this chapter; and
(10)    Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan  and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Pension Plans and Savings Bonds.

   28   Report on Economic and Financial Analysis – December 2011

Economic and Financial Analysis

2

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Income Statement

Balance Sheet

	R$ million
	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10
Assets
Current and Long-Term Assets	746,090	710,238	677,571	663,599	625,783	601,180	547,868	522,709
Cash and Cash Equivalents	22,574	10,018	7,715	6,785	15,738	9,669	6,877	8,705
Interbank Investments	82,303	85,963	86,147	100,159	73,232	92,567	96,478	97,165
Securities and Derivative Financial Instruments	265,723	244,622	231,425	217,482	213,518	196,081	156,755	157,309
Interbank and Interdepartmental Accounts	72,906	71,951	67,033	67,292	66,326	50,781	50,427	36,674
Loan and Leasing Operations	248,719	241,812	231,862	222,404	213,532	200,092	191,248	181,490
Allow ance for Loan Losses (ALL)	(19,540)	(19,091)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)
Other Receivables and Assets	73,405	74,963	70,754	66,217	59,727	68,009	61,864	57,202
Permanent Assets	15,443	12,051	11,736	11,788	11,702	10,723	10,232	9,917
Investments	2,052	1,721	1,699	1,675	1,577	1,616	1,553	1,537
Premises and Leased Assets	4,413	3,812	3,658	3,666	3,766	3,401	3,427	3,244
Intangible Assets	8,978	6,518	6,379	6,447	6,359	5,706	5,252	5,136
Total	761,533	722,289	689,307	675,387	637,485	611,903	558,100	532,626

Liabilities
Current and Long-Term Liabilities	704,664	667,312	635,360	623,069	588,610	564,794	512,790	488,431
Deposits	217,424	224,664	213,561	203,822	193,201	186,194	178,453	170,722
Federal Funds Purchased and Securities Sold under Agreements to Repurchase	197,448	171,458	164,204	178,989	171,497	157,009	131,134	128,172
Funds from Issuance of Securities	41,522	32,879	29,044	21,701	17,674	13,749	12,729	8,550
Interbank and Interdepartmental Accounts	4,614	2,974	3,037	2,647	3,790	2,451	2,777	2,063
Borrow ing and Onlending	53,247	49,057	45,207	41,501	38,196	37,998	35,033	30,208
Derivative Financial Instruments	735	1,724	1,221	2,358	730	1,878	1,097	2,469
Reserves for Insurance, Pension Plans and Savings Bonds	103,653	97,099	93,938	89,980	87,177	82,363	79,308	77,685
Other Liabilities	86,021	87,457	85,148	82,071	76,345	83,152	72,259	68,562
Deferred Income	672	622	505	447	360	312	337	292
Non-controlling Interest in Subsidiaries	615	613	599	574	472	683	678	816
Shareholders' Equity	55,582	53,742	52,843	51,297	48,043	46,114	44,295	43,087
Total	761,533	722,289	689,307	675,387	637,485	611,903	558,100	532,626

30	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Consolidated Balance Sheet and Adjusted Income Statement

Adjusted Income Statement

	R$ million
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Financial Margin	10,258	10,230	9,471	9,362	9,018	8,302	8,047	7,689
Interest	9,985	9,669	9,167	8,849	8,553	7,904	7,663	7,406
Non-Interest	273	561	304	513	465	398	384	283
ALL	(2,661)	(2,779)	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)
Gross Income from Financial Intermediation	7,597	7,451	7,034	7,002	6,723	6,243	5,886	5,501
Income fromInsurance, Pension Plan and Savings Bond Operations (1)	933	864	788	785	700	703	786	583
Fee and Commission Income	4,086	3,876	3,751	3,510	3,568	3,427	3,253	3,124
Personnel Expenses	(3,140)	(2,880)	(2,605)	(2,436)	(2,533)	(2,411)	(2,238)	(2,120)
Other Administrative Expenses	(3,682)	(3,405)	(3,179)	(3,140)	(3,257)	(2,890)	(2,738)	(2,647)
Tax Expenses	(1,005)	(866)	(913)	(880)	(858)	(779)	(734)	(749)
Equity in the Earnings (Losses) of Unconsolidated Companies	53	41	16	34	60	19	19	29
Other Operating Income and Expenses	(808)	(907)	(764)	(922)	(646)	(598)	(588)	(550)
- Other Operating Income	388	468	413	370	410	318	294	265
- Other Operating Expenses	(1,196)	(1,375)	(1,177)	(1,292)	(1,056)	(916)	(882)	(815)
Operating Result	4,034	4,174	4,128	3,953	3,757	3,714	3,646	3,171
Non-Operating Income	4	10	(7)	(4)	10	(10)	(12)	4
Income Tax and Social Contribution	(1,241)	(1,304)	(1,271)	(1,138)	(1,059)	(1,123)	(1,161)	(1,010)
Non-controlling Interest	(26)	(16)	(25)	(73)	(24)	(63)	(18)	(18)
Adjusted Net Income	2,771	2,864	2,825	2,738	2,684	2,518	2,455	2,147

(1) Income from Insurance, Pension Plan and Savings Bond Operations = Insurance, Pension Plan and Savings Bond Retained Premiums - Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance, Pension Plans and Savings Bonds.

Financial Margin – Interest and Non-Interest

Financial Margin Breakdown

Bradesco	31

Economic and Financial Analysis

Financial Margin – Interest and Non-Interest

Average Financial Margin Rate

	R$ million
	Financial Margin
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Interest - due to volume					6,765	345
Interest - due to spread					(620)	(29)
- Financial Margin - Interest	37,670	31,525	9,985	9,669	6,145	316
- Financial Margin - Non-Interest	1,651	1,531	273	561	120	(288)
Financial Margin	39,321	33,056	10,258	10,230	6,265	28
Average Margin Rate (1)	7,7%	7,9%	7,8%	8,0%

 (1) Average Margin Rate = (Financial Margin / Average Assets – Purchase and Sale Commitments - Permanent Assets) Annualized

In the fourth quarter of 2011, financial margin was R$10,258 million. Compared with the previous quarter there was R$28 million increase. This variation was the result of: (i) the R$316 million increase in the interest margin, reflecting the increase in the volume of operations; and offset by: (ii) the reduction in the non-interest margin in the amount of R$288 million.

Financial margin grew by 19.0% or R$6,265 million when compared to the same period in the previous year. This variation is due to: (i) the R$6,145 million increase in interest margin, of which: (a) R$6,765 million corresponds to the increase in volume of operations; and partially offset by: (b) the decrease in spread of R$620 million; and (ii) the increase in non-interest margin in the amount of R$120 million.

Financial Margin – Interest

Interest Financial Margin - Breakdown

	R$ million
	Interest Financial Margin Breakdown
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Loans	26,818	23,362	7,162	6,928	3,456	234
Funding	4,562	3,029	1,169	1,252	1,533	(83)
Insurance	3,388	2,827	770	800	561	(30)
Securities/Other	2,902	2,307	884	689	595	195
Financial Margin	37,670	31,525	9,985	9,669	6,145	316

The interest financial margin reached R$9,985 million in the fourth quarter of 2011, versus R$9,669 million posted in the third quarter of 2011, for a positive result of R$316 million. The business lines that most contributed to this result in the quarter were: (i) “Loans;” and (ii) “Securities/Other.”

Year on year, interest financial margin posted growth of 19.5%, or R$6,145 million. In this period, all business segments posted gains, particularly "Loans” and “Funding.”

32	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Financial Margin – Interest

Interest Financial Margin - Rates

The annualized interest financial margin rate versus total average assets stood at 7.6% in the fourth quarter of 2011, stable in comparison with the third quarter of 2011.

Interest Financial Margin – Annualized Average Rates

	R$ million
	12M11			12M10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	26,818	254,812	10.5%	23,362	209,292	11.2%
Funding	4,562	301,122	1.5%	3,029	236,549	1.3%
Insurance	3,388	94,561	3.6%	2,827	80,444	3.5%
Securities/Other	2,902	234,205	1.2%	2,307	194,624	1.2%

Financial Margin	37,670	-	7.4%	31,525	-	7.5%

	4Q11			3Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,162	269,071	11.1%	6,928	260,140	11.1%
Funding	1,169	319,408	1.5%	1,252	313,201	1.6%
Insurance	770	100,978	3.1%	800	95,865	3.4%
Securities/Other	884	257,613	1.4%	689	244,470	1.1%

Financial Margin	9,985	-	7.6%	9,669	-	7.6%

Bradesco	33

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Breakdown

	R$ million
	Financial Margin - Loan
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Interest - due to volume					4,791	238
Interest - due to spread					(1,335)	(4)
Interest Financial Margin	26,818	23,362	7,162	6,928	3,456	234
Income	49,077	39,663	12,782	13,399	9,414	(617)
Expenses	(22,259)	(16,301)	(5,620)	(6,471)	(5,958)	851

In the fourth quarter of 2011, financial margin with loan operations reached R$7,162 million, up 3.4% or R$234 million over the previous quarter. The variation was mainly the result of the R$238 million growth in average business volume.

Year on year, there was an increase of 14.8% or R$3,456 million in the financial margin, mainly resulting from: (i) the 21.7%, or R$4,791 million, increase in the average volume of operations; and (ii) a R$1,335 million decrease in average spread, impacted by: (a) the increase in funding costs, due to higher interest rates in the period; and (b) a change in the portfolio mix, as a result of the greater share of Corporate segment and its lower margins, up 20.4% in the last twelve months, versus an increase of 10.6% of the Individual segment in the same period.

34	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Financial Margin – Net Margin

The graph above presents a summary of loan activity. The Gross Margin line refers to interest income from loans, net of opportunity cost (essentially the accrued Interbank Deposit Certificate - CDI over rate in the period).

The ALL curve shows delinquency costs, which are represented by Allowance for Loan Losses (ALL) expenses, discounts granted in transactions net of loan recoveries and the result of the sale of foreclosed assets, among other items.

The net margin curve presents the result of loan interest income, net of ALL, which, in the fourth quarter of 2011, recorded an 8.5% increase from the previous quarter, due to: (i) a 3.4% growth in gross margin; and (ii) a 4.3% decrease in ALL expenses, resulting from adequate provision levels in relation to expected losses from certain operations with corporate customers. Comparing 2011 to 2010, loan interest income grew by 13.1%, or R$1,921 million, as a result of: (i) a 14.8% gain in gross margin; and (ii) the 17.6% increase in ALL expenses, mainly due to: (a) growth of loan operations; and (b) increase in delinquency, mainly among individuals.

Bradesco	35

Economic and Financial Analysis

Loan Financial Margin - Interest

Expanded Loan Portfolio(1)

The expanded loan portfolio amounted to R$345.7 billion in December 2011, recording growth of 4.0% in the quarter, led by SMEs, which grew by 6.2% in the period. The expanded loan portfolio increased 17.1% over the last 12 months, mainly due the 22.6% growth in the SME portfolio in 2011.

(1)  Including sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, receivables-backed investment funds (FIDC), mortgage-backed receivables (CRI) and rural loans.

For further information, refer to page 38 hereof.

Expanded Loan Portfolio Breakdown by Product and Type of Customer (Individual and Corporate)

A breakdown of loan products for Individuals is presented below:

Individuals	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Vehicles - CDC	28,761	27,554	24,867	4.4	15.7
Credit Card	18,633	17,454	17,184	6.8	8.4
Payroll-Deductible Loans (1)	17,807	17,509	15,008	1.7	18.7
Personal Loans	13,212	12,977	11,493	1.8	15.0
Real Estate Financing (2)	7,248	6,372	4,370	13.7	65.9
Rural Loans	6,641	6,414	5,798	3.5	14.5
BNDES/Finame Onlending	5,336	5,177	4,394	3.1	21.4
Leasing	4,225	5,011	7,954	(15.7)	(46.9)
Overdraft Facilities	2,746	3,035	2,481	(9.5)	10.7
Sureties and Guarantees	856	690	535	24.1	60.0
Other (3)	3,206	3,196	4,158	0.3	(22.9)
Total	108,671	105,389	98,243	3.1	10.6

Including:

(1)  Loan assignment (FIDC): R$514 million in December 2011, R$442 million in September 2011 and R$408 million in December 2010;

(2) Loan assignment (CRI): R$216 million in December 2011, R$232 million in September 2011 and R$287 million in December 2010; and

(3) Loan assignment (FIDC) for the acquisition of assets: R$2 million in December 2011, R$3 million in September 2011 and
R$8 million in December 2010; and Rural loan assignment: R$111 million in December 2011, R$122 million in September 2011 and R$121 million in December 2010.

Loans for Individuals grew by 10.6% in the last 12 months, led by the following products: (i) real estate financing; (ii) BNDES/Finame onlending; and (iii) payroll-deductible loans. When compared to the third quarter of 2011, these operations grew by 3.1%, and the products that most contributed to this growth were: (i) real estate financing; (ii) credit card; and (iii) rural loans.

36	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

A breakdown of loan products in the Corporate segment is presented below:

Corporate	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Working Capital	41,863	38,590	34,729	8.5	20.5
BNDES/Finame Onlending	30,062	29,895	25,160	0.6	19.5
Operations Abroad	22,659	23,083	17,927	(1.8)	26.4
Credit Card	13,533	12,962	11,073	4.4	22.2
Export Financing	9,824	9,123	7,133	7.7	37.7
Overdraft Account	9,670	9,989	8,387	(3.2)	15.3
Real Estate Financing - Corporate Plan (1)	9,253	8,319	6,484	11.2	42.7
Leasing	7,325	7,530	8,411	(2.7)	(12.9)
Vehicles - CDC	5,443	5,092	3,936	6.9	38.3
Rural Loans	4,395	4,714	4,241	(6.8)	3.6
Sureties and Guarantees (2)	47,624	43,699	40,231	9.0	18.4
Operations bearing Credit Risk - Commercial Portfolio (3)	23,798	22,799	19,328	4.4	23.1
Other (4)	11,605	11,151	9,914	4.1	17.1
Total	237,053	226,946	196,954	4.5	20.4

Including:

(1)  Loan assignment (CRI): R$285 million in December 2011, R$293 million in September 2011 and R$312 million in December 2010;

(2) 91.6% of sureties and guarantees from corporate customers were contracted by corporations;

(3) Operations with debentures and promissory notes; and

(4) Letters of credit: R$1,754 million in December 2011, R$1,946 million in September 2011 and R$1,501 million in December 2010.

Loan and financing for corporate customers grew by 20.4% in the last 12 months and 4.5% in the quarter. The main highlights in the last 12 months were the following: (i) real estate financing – corporate plan; (ii) working capital; and (iii) export financing. In the quarter, the following portfolios posted significant growth: (i) real estate financing – corporate plan; (ii) working capital; and (iii) export financing.

Loan Portfolio – Consumer Financing

The graph below shows the types of credit related to Consumer Financing of Individual Customers (CDC/vehicle leasing, personal loans, financing of goods, revolving credit card and cash and installment purchases at merchants).

Consumer financing totaled R$83.0 billion, which corresponded to a 2.6% increase in the quarter and a 7.0% increase in the last 12 months. Growth was led by: (i) vehicle financing (CDC/Leasing); and (ii) payroll-deductible loans, which together totaled R$50.8 billion, accounting for 61.2% of the consumer financing balance. Given their guarantees and characteristics, these products provide a reduced level of credit risk to this group of operations.

Bradesco	37

Economic and Financial Analysis

Loan Financial Margin - Interest

Breakdown of Vehicle Portfolio

	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
CDC Portfolio	34,204	32,646	28,803	4.8	18.8
Individuals	28,761	27,554	24,867	4.4	15.7
Corporate	5,443	5,092	3,936	6.9	38.3
Leasing Portfolio	8,223	9,238	13,151	(11.0)	(37.5)
Individuals	4,225	5,011	7,954	(15.7)	(46.9)
Corporate	3,998	4,227	5,197	(5.4)	(23.1)
Finame Portfolio	10,311	10,173	8,125	1.4	26.9
Individuals	1,000	1,061	887	(5.7)	12.7
Corporate	9,311	9,112	7,238	2.2	28.6
Total	52,738	52,057	50,079	1.3	5.3
Individuals	33,986	33,626	33,708	1.1	0.8
Corporate	18,752	18,431	16,371	1.7	14.5

Vehicle financing operations (individual and corporate customers) totaled R$52.7 billion in December 2011, increasing 1.3% in the quarter and 5.3% on the same period last year. Of the total vehicle portfolio, 64.9% corresponds to CDC, 15.6% to Leasing and 19.5% to Finame. Individuals represented 64.4% of the portfolio, while corporate customers accounted for the remaining 35.6%.

Loan Portfolio – By Type

The table below presents all operations bearing credit risk by type, which increased by 4.6% in the quarter and 18.7% in the last 12 months.

	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Loans and Discounted Securities	129,519	125,883	110,316	2.9	17.4
Financing	92,149	87,952	73,046	4.8	26.2
Rural and Agribusiness Financing	15,499	15,435	13,804	0.4	12.3
Leasing Operations	11,551	12,542	16,366	(7.9)	(29.4)
Advances on Exchange Contracts	6,235	6,185	4,189	0.8	48.9
Other Loans	13,714	12,474	12,893	9.9	6.4
Total Loan Operations (1)	268,668	260,471	230,614	3.1	16.5
Sureties and Guarantees Granted (Memorandum Accounts)	48,479	44,389	40,766	9.2	18.9
Credit Letters (Memorandum Accounts)	1,754	1,946	1,501	(9.8)	16.8
Advances from Credit Card Receivables	1,879	1,619	1,833	16.0	2.5
Co-obligation in Loan Assignment FIDC/CRI (Memorandum Accounts)	1,017	969	1,014	5.0	0.3
Co-obligation in Rural Loan Assignment (Memorandum Accounts)	130	142	141	(8.5)	(8.0)
Operations bearing Credit Risk - Commercial Portfolio (2)	23,798	22,799	19,328	4.4	23.1
Total Operations bearing Credit Risk - Expanded Portfolio	345,724	332,335	295,197	4.0	17.1
Other Operations bearing Credit Risk (3)	19,339	16,675	12,267	16.0	57.7
Total Operations bearing Credit Risk	365,063	349,010	307,464	4.6	18.7

(1)  Concept defined by Bacen;

(2)  Including operations with debentures and promissory notes; and

(3) Including operations involving interbank deposit certificates (CDI), international treasury, euronotes, swaps, forward currency contracts and investments in receivables-backed investment funds (FIDC) and mortgage-backed receivables (CRI).

It is worth noting that growth in the Corporation portfolio in the past 12 months was impacted by funds raised by customers on the capital markets. Therefore, it is worth pointing out the R$4.5 billion increase in balance of operations with debentures and promissory notes for corporate customers in the last 12 months, representing an increase of 23.1% in the total balance of the period, mainly due to operations with Corporations, which grew by 20.7% on the same period in 2010, resulting in lower growth of traditional loan operations for this type of customer.

38	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio Concentration(1) – by Sector

The loan portfolio by economic activity sector posted a slight variation in the period. In both the quarter and the last 12 months, there was a greater share of the “Services” and “Commerce” segments.

Activity Sector	R$ million
	Dec11%		Sept11%		Dec10%
Public Sector	1,046	0.4	1,407	0.5	973	0.4
Private Sector	267,622	99.6	259,064	99.5	229,641	99.6
Corporate	160,650	59.8	155,163	59.6	132,757	57.6
Industry	51,700	19.2	51,431	19.7	45,268	19.6
Commerce	43,021	16.0	40,860	15.7	34,519	15.0
Financial Intermediaries	628	0.2	688	0.3	566	0.2
Services	61,859	23.0	58,398	22.4	49,496	21.5
Agriculture, Cattle Raising, Fishing, Forestry and Forest Exploration	3,443	1.3	3,786	1.5	2,908	1.3
Individuals	106,972	39.8	103,901	39.9	96,884	42.0
Total	268,668	100.0	260,471	100.0	230,614	100.0

 (1) Concept defined by Bacen.

Changes in the Loan Portfolio(1)

Of the R$38.1 billion growth in the loan portfolio over the last 12 months, new borrowers accounted for R$24.8 billion, or 65.1%, representing 9.2% of the portfolio on December 31, 2011.

 (1) Concept defined by Bacen.

Bradesco	39

Economic and Financial Analysis

Loan Financial Margin - Interest

Changes in the Loan Portfolio(1) - By Rating

The chart below shows that both new borrowers and remaining debtors from December 2010 (customers that remained in the loan portfolio for at least 12 months) presented a good level of credit quality (AA-C rating), demonstrating the adequacy and consistency of the loan policy and processes, as well as required guarantees and credit ranking instruments used by Bradesco.

Changes in the Portfolio by Rating from December 2010 to 2011
Rating	Total Loans as of December 2011		New Customers from January to December 2011		Remaining Debtors as of December 2010
	R$ million	%	R$ million	%	R$ million	%
AA - C	247,025	91.9	23,521	94.9	223,504	91.6
D	5,847	2.2	393	1.6	5,454	2.2
E - H	15,796	5.9	868	3.5	14,928	6.2
Total	268,668	100.0	24,782	100.0	243,886	100.0

(1) Concept defined by Bacen.

Loan Portfolio(1) – By Customer Profile

The table below presents the changes in the loan portfolio by customer profile:

Type of Customer	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Corporations	65,007	65,071	55,235	(0.1)	17.7
SMEs	96,689	91,499	78,495	5.7	23.2
Individuals	106,972	103,901	96,884	3.0	10.4
Total Loan Operations	268,668	260,471	230,614	3.1	16.5

 (1) Concept defined by Bacen.

Loan Portfolio(1) – By Customer Profile and Rating (%)

AA-C rated loans dropped slightly in both quarter-on-quarter and year-on-year comparisons, mainly due to operations with SMEs and Individuals.

Type of Customer	By Rating
	Dec11			Sept11			Dec10
	AA-C	D	E-H	AA-C	D	E-H	AA-C	D	E-H
Corporations	98.1	0.9	1.0	98.1	1.1	0.8	97.3	1.6	1.1
SMEs	91.2	3.0	5.8	91.5	2.7	5.8	92.3	2.2	5.5
Individuals	88.9	2.2	8.9	89.2	2.0	8.8	89.8	1.8	8.4
Total	91.9	2.2	5.9	92.2	2.0	5.8	92.4	1.9	5.7

(1) Concept defined by Bacen.

40	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Business Segment

The table below shows growth in the loan portfolio by business segment, in which growth in the assets of the Middle Market and Prime segments in the quarter stood out. Over the last 12 months, Prime, Middle Market and Retail posted the greatest gains.

Business Segments	R$ million						Variation %
	Dec11%		Sept11%		Dec10%		Quarter	12M
Retail	92,672	34.5	90,324	34.7	78,699	34.1	2.6	17.8
Corporate (2)	75,575	28.1	76,084	29.2	66,464	28.8	(0.7)	13.7
Middle Market	39,054	14.5	35,616	13.7	31,049	13.5	9.7	25.8
Prime	12,082	4.5	11,152	4.2	8,896	3.9	8.3	35.8
Other / Non-account holders (3)	49,285	18.4	47,295	18.2	45,506	19.7	4.2	8.3
Total	268,668	100.0	260,471	100.0	230,614	100.0	3.1	16.5

(1)  Concept defined by Bacen;

(2) Including loans taken out with co-obligation. In the table on page 40, Loan Portfolio – by Customer Profile, these amounts are allocated to Individuals; and

(3) Mostly, non-account holders using vehicle financing, cards and payroll-deductible loans.

Loan Portfolio(1) - By Currency

The balance of U.S. dollar-indexed and/or denominated loan and onlending operations (excluding ACCs – Advances on Foreign Exchange Contracts) totaled US$13.1 billion (US$13.5 billion in September 2011 and
US$11.7 billion in December 2010), representing a 3.0% drop in the quarter and growth of 11.3% in the last 12 months. In reais, these same foreign currency operations totaled R$24.5 billion in December 2011 (R$25.0 billion in September 2011 and R$19.6 billion in December 2010, a decrease, in reais, of 1.9% and an increase of 25.3%, respectively).

In December 2011, total loan operations, in reais, stood at R$244.2 billion (R$235.5 billion in September 2011 and R$211.1 billion in December 2010), up 3.7% on the previous quarter and 15.7% over the last 12 months.

Bradesco	41

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Debtor

The concentration of credit exposure levels among the largest debtors was down from the previous year. In the quarter: (i) the concentration of the largest debtor remained stable; and (ii) there was a reduction in the 10, 20, 50 and 100 largest debtors. The quality of the portfolio of the 100 largest debtors, when evaluated using AA and A ratings, remained steady in the quarter and improved in the last 12 months.

42	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) - By Flow of Maturities

At the end of 2011, performing loan operations presented a slightly longer debt maturity profile, mainly as a result of the increased volume of BNDES and real-estate loan operations. It is worth noting that these operations are subject to lower risk, given their guarantees and characteristics, in addition to providing favorable conditions to gain customer loyalty.

Bradesco	43

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Delinquency over 90 days

Total delinquency ratio over 90 days increased 0.1 p.p. in the quarter, mainly due to the increase of 0.2 p.p. and 0.1 p.p. in SME and Individual ratios, respectively.

The graph below details that the delinquency for operations overdue from 61 to 90 days remained practically steady over the last three and twelve months.

44	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

The graph below shows that delinquency rates by type of customer in operations overdue from 61 to 90 days and over 90 days presented a slight increase for Individuals in the quarter.

For corporate customers, delinquency rates of operations overdue from 61 to 90 days remained practically steady, while over 90 days saw a slight increase in the quarter.

Bradesco	45

Economic and Financial Analysis

Loan Financial Margin – Interest

Renegotiated Portfolio – Delinquency over 90 days and ALL

The loan portfolio, excluding renegotiation, stood at R$260.0 billion in December 2011, up 3.1% in the quarter. The graph below presents the behavior of the total portfolio and delinquency over 90 days, including and excluding renegotiation, both of which present similar trends, proof that renegotiation does not have a material effect on delinquency.

In December 2011, the renegotiated portfolio totaled R$8.7 billion, a 4.4% increase in the quarter. The renegotiated share in the total loan portfolio was 3.2% in December 2011 (3.2% in September 2011). It is worth noting that, in December 2010, for an existing provision of 62.8% of the portfolio, net loss over the subsequent 12 months was 23.2%, meaning that the existing provision exceeded the loss recorded in the following 12 months by over 170%. Furthermore, the Company’s provisions remained stable in the period.

46	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses (ALL) vs. Delinquency vs. Losses

An ALL of R$19.5 billion, representing 7.3% of the total portfolio, comprises the generic provision (customer and/or operation rating), the specific provision (non-performing operations) and the excess provision (internal criteria).

Bradesco’s provision levels reflect a cautious approach aimed at supporting potential changes in scenarios, such as higher delinquency levels and/or changes in the loan portfolio profile.

Bradesco	47

Economic and Financial Analysis

Loan Financial Margin - Interest

It is worth mentioning the assertiveness of adopted provisioning criteria, which are proven by:
(i) analyzing historical data on recorded allowances for loan losses; and (ii) effective losses in the subsequent twelve-month period. For instance, in December 2010, for an existing provision of 7.1% of the portfolio, the effective gross loss in the subsequent twelve-month period was 3.8%, meaning the existing provision exceeded the loss over the subsequent twelve-month period by more than 84%, as shown in the graph below.

Analysis in terms of loss, net of recovery, shows a significant increase in the coverage margin. In December 2010, for an existing provision of 7.1% of the portfolio, the net loss in the subsequent twelve-month period was 2.6%, meaning that the existing provision covered the loss in the subsequent 12 months by 170%.

48	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Loan Financial Margin - Interest

Allowance for Loan Losses

The Non-Performing Loan ratio (operations overdue for over 60 days) posted a slight increase in the quarter, from 4.6% in September 2011 to 4.8% in December 2011. Coverage ratios for the allowance for loans overdue for over 60 and 90 days stood at very comfortable levels.

(1) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

Bradesco	49

Economic and Financial Analysis

Loan Financial Margin - Interest

Loan Portfolio(1) – Portfolio Indicators

To facilitate the monitoring of the quantitative and qualitative performance of Bradesco’s loan portfolio, a comparative summary of the main figures and indicators is presented below:

	R$ million (except %)
	Dec11	Sept11	Dec10
Total Loan Operations	268,668	260,471	230,614
- Individuals	106,972	103,901	96,884
- Corporate	161,696	156,570	133,730
Existing Provision	19,540	19,091	16,290
- Specific	9,875	9,173	7,898
- Generic	5,654	5,909	5,390
- Excess	4,011	4,009	3,002
Specific Provision / Existing Provision (%)	50.5	48.1	48.5
Existing Provision / Loan Operations (%)	7.3	7.3	7.1
AA - C Rated Loan Operations / Loan Operations (%)	91.9	92.2	92.4
D Rated Operations under Risk Management / Loan Operations (%)	2.2	2.0	1.9
E - H Rated Loan Operations / Loan Operations (%)	5.9	5.8	5.7
D Rated Loan Operations	5,847	5,268	4,285
Existing Provision for D Rated Loan Operations	1,572	1,419	1,121
D Rated Provision / Loan Operations (%)	26.9	26.9	26.2
D - H Rated Non-Performing Loans	14,592	13,381	11,172
Existing Provision/D - H Rated Non-Performing Loans (%)	133.9	142.7	145.8
E - H Rated Loan Operations	15,796	14,967	13,100
Existing Provision for E - H Rated Loan Operations	13,859	13,142	11,579
E - H Rated Provision / Loan Operations (%)	87.7	87.8	88.4
E - H Rated Non-Performing Loans	11,949	11,020	9,403
Existing Provision/E - H Rated Non-Performing Loan (%)	163.5	173.2	173.2
Non-Performing Loans (2)	12,870	11,963	9,973
Non-Performing Loans (2) / Loan Operations (%)	4.8	4.6	4.3
Existing Provision / Non-Performing Loans (2) (%)	151.8	159.6	163.3
Loan Operations Overdue for over 90 days	10,598	9,839	8,243
Existing Provision/Operations Overdue for over 90 days (%)	184.4	194.0	197.6

(1) Concept defined by Bacen; and

(2) Loan operations overdue for over 60 days and that do not generate revenue appropriation under the accrual accounting method.

50	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Funding Financial Margin - Breakdown

	R$ million
	Financial Margin - Funding
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Interest - due to volume					979	23
Interest - due to spread					554	(106)
Interest Financial Margin	4,562	3,029	1,169	1,252	1,533	(83)

Comparing the fourth quarter of 2011 with the previous quarter, there was a decrease of 6.6% or R$83 million in the interest funding financial margin. This variation was due to: (i) the drop in the average spread in the amount of R$106 million, resulting from the reduction in the interest rate in the period; and partially offset by: (ii) higher volume of operations, which contributed to growth of R$23 million.

In 2011, the interest funding financial margin reached R$4,562 million, versus R$3,029 million last year, for growth of 50.6% or R$1,533 million. The increase was driven by: (i) an increase in average business volume, contributing with R$979 million, as a result of the efforts put in by Bradesco to obtain new customers and diversify products, which led to an increase in the average volume; and (ii) greater spread gains of R$554 million, mainly due to: (a) an improvement in the funding mix; and (b) an increase in interest rates (Selic) in the period.

Bradesco	51

Economic and Financial Analysis

Funding Financial Margin – Interest

Loans vs. Funding

To analyze Loan Operations in relation to Funding, it is first necessary to deduct from total customer funding (i) the amount committed to compulsory deposits at Bacen and (ii) the amount of available funds held at units in the customer service network, as well as add (iii) funds from domestic and foreign lines that provide funding to meet loan and financing needs.

Bradesco presents low reliance on interbank deposits and foreign lines of credit, given its capacity to effectively obtain funding from customers.  This is a result of: (i) the outstanding position of its service points; (ii) the extensive diversity of products offered; and (iii) the market’s confidence in the Bradesco brand.

Note that the use of funds provides a comfortable margin, which proves that Bradesco is capable of meeting demand for funds for loan operations through its own funding.

Funding vs. Investments	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Demand Deposits	33,121	31,862	37,332	4.0	(11.3)
Sundry Floating	2,322	3,660	1,870	(36.5)	24.2
Savings Deposits	59,656	56,584	53,436	5.4	11.6
Time Deposits + Debentures (1)	173,904	183,374	148,941	(5.2)	16.8
Financial Bills	27,120	19,285	7,820	40.6	246.8
Other	18,671	16,594	15,410	12.5	21.2
Customer Funds	314,794	311,359	264,809	1.1	18.9
(-) Compulsory Deposits/Available Funds (2)	(81,096)	(69,208)	(74,329)	17.2	9.1
Customer Funds Net of Compulsory Deposits	233,698	242,151	190,480	(3.5)	22.7
Onlending	32,832	32,930	29,819	(0.3)	10.1
Foreign Lines of Credit	11,930	12,412	10,126	(3.9)	17.8
Funding Abroad	47,207	46,237	21,785	2.1	116.7
Total Funding (A)	325,667	333,730	252,210	(2.4)	29.1
Loan Portfolio/Leasing/Cards (Other Receivables)/Acquired CDI (B) (3)	305,868	295,146	233,181	3.6	31.2
B/A (%)	93.9	88.4	92.5	5.5 p.p.	1.4 p.p.

(1) Debentures mainly used to back purchase and sale commitments;

(2) Excluding government securities tied to savings accounts; and

(3) Comprising amounts relative to card operations (cash and installment purchases at merchants), amounts related to interbank deposit certificates (CDI) to rebate from compulsory deposits and debentures.

52	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Funding Financial Margin – Interest

Main Funding Sources

The following table presents changes in main funding sources:

	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Demand Deposits	33,121	31,862	37,332	4.0	(11.3)
Savings Deposits	59,656	56,584	53,436	5.4	11.6
Time Deposits	124,127	135,848	102,158	(8.6)	21.5
Debentures (1)	49,777	47,526	46,040	4.7	8.1
Borrowing and Onlending	53,247	49,057	38,197	8.5	39.4
Funds from Issuance of Securities	14,402	13,594	9,854	5.9	46.2
Financial Bills	27,120	19,285	7,820	40.6	246.8
Subordinated Debts	26,910	26,180	26,315	2.8	2.3
Total	388,360	379,936	321,152	2.2	20.9

(1) Considering only debentures used to back purchase and sale commitments.

Demand Deposits

The 4.0% or R$1,259 million increase recorded in the fourth quarter of 2011 compared to the previous quarter is mainly due to the seasonal effect in the period.

Demand deposits were down by R$4,211 million, or 11.3%, when compared to the same period of the previous year, mainly due to migration to other funding sources.

(1) Additional installments are not included.

Savings Deposits

Savings deposits recorded growth of 5.4% quarter on quarter and of 11.6% over the last 12 months, mainly as a result of greater funding volume. Balances were remunerated (TR + 0.5% p.m.) at 1.7% in the quarter and 7.4% in the last 12 months.

Bradesco is always increasing its savings accounts base and posted net growth of 2.3 million new savings accounts over the last 12 months.

Bradesco	53

Economic and Financial Analysis

Funding Financial Margin - Interest

Time Deposits

In the fourth quarter of 2011, time deposits dropped by 8.6%, or R$11,721 million, over the previous quarter, basically due to the migration to other funding sources, mainly Financial Bills, thereby extending average funding terms.

In 2011 versus the previous year, there was an increase of 21.5% or R$21,969 million, mainly due to: (i) increased funding volume from institutional investors and the branch network; and (ii) the restatement of the deposit portfolio.

Debentures

On December 31, 2011, the balance of Bradesco’s debentures was R$49,777 million, up by 4.7% quarter on quarter and 8.1% over the last 12 months.

These variations are mainly due to the placement and maturity of the securities, which are also used to back purchase and sale commitments that are, in turn, impacted by stable levels of economic activity.

Borrowing and Onlending

The 8.5%, or R$4,190 million, increase in the quarter is mainly due to: (i) new funding in the period and the 1.2% increase in foreign exchange variation that impacted borrowing and onlending obligations denominated in and/or indexed to foreign currency, which increased from R$13,304 million in September 2011 to R$17,340 million in December 2011; and (ii) the R$154 million increase in the volume of funding from borrowing and onlending in Brazil, mainly through Finame operations.

The balance grew 39.4%, or R$15,050 million, in 2011 versus 2010 comparison, mainly driven by: (i) the R$9,344 million increase in borrowing and onlending denominated in and/or indexed to foreign currency, the balance of which was up from R$7,996 million in December 2010 to R$17,340 million in December 2011, mainly due to new funding and a positive  foreign exchange variation of 12.6% in the period; and (ii) the R$5,706 million increase in the volume of funds from borrowing and onlending in Brazil, basically through Finame and BNDES operations.

54	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Funding Financial Margin - Interest

Funds from Issuance of Securities

The 26.3% or R$8,643 million increase in the quarter is mainly due to: (i) the R$7,835 million increase in the volume of Financial Bills; (ii) an increase in Mortgage Bonds, in the amount of R$394 million; (iii) the increased volume of securities issued abroad of R$259 million; and (iv) higher volume of Letters of Credit for Agribusiness, in the amount of R$185 million.

When compared to the previous year, 2011 posted growth of 134.9% or R$23,848 million, mainly the result of: (i) new issuances of Financial Bills, up by R$19,300 million, from R$7,820 million in December 2010 to R$27,120 million in December 2011; (ii) the increased volume of securities issued abroad of R$3,053 million, a result of the positive foreign exchange variation of 12.6% and new issuances carried out in the period; (iii) the higher volume of Mortgage Bonds, in the amount of R$1,367 million; (iv) the higher volume of Letters of Credit for Agribusiness, in the amount of R$839 million; and partially offset by: (v) the R$743 million decrease in the balance of debentures, due to the maturity of these securities.

Subordinated Debt

Subordinated Debt totaled R$26,910 million in December 2011 (R$6,404 million abroad and R$20,506 million in Brazil). In the last 12 months, Bradesco issued R$9,626 million in Subordinated Debt (R$815 million abroad and R$8,811 million in Brazil) and R$12,017 million came due (R$293 million abroad and R$11,724 million in Brazil).

Additionally, it is worth pointing out that, in the fourth quarter of 2011, the Brazilian Central Bank authorized the use of Subordinated Financial Bills amounting to R$1,828 million (R$5,239 million in the third quarter) to compose Tier II of the Capital Adequacy Ratio, of which only R$15,630 million of total subordinated debt is used to calculate the Capital Adequacy Ratio, given their maturity terms.

Bradesco	55

Economic and Financial Analysis

Securities/Other Financial Margin - Interest

Securities/Other Financial Margin - Breakdown

	R$ million
	Financial Margin - Securities / Other
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Interest - due to volume					490	45
Interest - due to spread					105	150
Interest Financial Margin	2,902	2,307	884	689	595	195
Income	33,956	19,002	8,233	13,624	14,954	(5,391)
Expenses	(31,054)	(16,695)	(7,349)	(12,935)	(14,359)	5,586

In the comparison between the fourth quarter of 2011 and the previous quarter, the interest financial margin from Securities/Other was up by R$195 million. This variation was due to: (i) the increase in the average spread in the amount of R$150 million, which includes gains from derivative financial instruments in the management of the fixed-rated commercial portfolio; and (ii) the increase in operation volume, which contributed with R$45 million.

In 2011, the interest financial margin with Securities/Other stood at R$2,902 million, versus R$2,307 million recorded the previous year, up 25.8% or R$595 million. This is the result of: (i) an increase in the volume of operations, which affected the result in R$490 million; and (ii) the R$105 million raise in the average spread.

Insurance Financial Margin - Interest

Insurance Financial Margin - Breakdown

	R$ million
	Financial Margin - Insurance
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Interest - due to volume					506	39
Interest - due to spread					55	(69)
Interest Financial Margin	3,388	2,827	770	800	561	(30)
Income	10,310	9,047	2,891	2,428	1,263	463
Expenses	(6,922)	(6,220)	(2,121)	(1,628)	(702)	(493)

In the fourth quarter of 2011, interest financial margin from insurance operations posted a drop of R$30 million or 3.8% from the previous quarter, impacted by: (i) a R$69 million decrease in the average spread; and partially offset by: (ii) a R$39 million increase in the volume of operations.

By comparing 2011 to 2010, interest financial margin from insurance operations was up by 19.8%, or R$561 million, mainly due to: (i) the increase in volume of operations, amounting to R$506 million; and (ii) further average spread gains totaling R$55 million.

56	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Financial Margin – Non-Interest

Non-Interest Financial Margin - Breakdown

	R$ million
	Non-Interest Financial Margin
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Funding	(294)	(262)	(75)	(75)	(32)	-
Insurance	214	557	72	42	(343)	30
Securities/Other	1,731	1,236	276	594	495	(318)
Total	1,651	1,531	273	561	120	(288)

The non-interest financial margin in the fourth quarter of 2011 stood at R$273 million, versus R$561 million in the third quarter of 2011. The margin posted a R$120 million gain in the year-on-year comparison. Main variations in the non-interest financial margin are due to:

•       “Funding,” represented by expenses with the Credit Guarantee Fund (FGC), due to increased funding volume;

•       “Insurance,” represented by gains from equity instruments. The variations in both periods are associated with market conditions, which enabled a greater/lower opportunity of obtaining gains; and

•       “Securities/Other,” down by R$318 million in the fourth quarter of 2011 when compared to the previous quarter, resulting in lower income from Treasury/securities, offset by gains from the partial sale of CETIP shares, in the amount of R$179 million. In the year-on-year comparison, there was a higher result from Treasury/Securities in the amount of R$495 million.

Bradesco	57

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds
Analysis of the balance sheets and income statement of Grupo Bradesco de Seguros, Previdência e Capitalização:
Consolidated Balance Sheet

			R$ million
	Dec11	Sept11	Dec10
Assets
Current and Long-Term Assets	120,643	114,730	102,707
Securities	112,979	107,244	96,548
Insurance Premiums Receivable	1,753	1,748	1,375
Other Loans	5,911	5,738	4,784
Permanent Assets	3,241	2,616	2,302
Total	123,884	117,346	105,009
Liabilities
Current and Long-Term Liabilities	109,509	104,119	92,600
Tax, Civil and Labor Contingencies	2,042	1,950	1,737
Payables on Insurance, Pension Plan and Savings Bond Operations	363	367	281
Other Liabilities	3,451	4,703	3,405
Insurance Technical Reserves	8,074	7,982	7,170
Life and Pension Plan Technical Reserves	91,008	84,788	76,283
Savings Bond Technical Reserves	4,571	4,329	3,724
Non-controlling Interest	647	646	496
Shareholders' Equity	13,728	12,581	11,913
Total	123,884	117,346	105,009

Consolidated Income Statement

				R$ million
	12M11	12M10	4Q11	3Q11
Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income (1)	37,693	31,078	11,133	9,049
Premiums Earned from Insurance, Pension Plan Contribution and Savings Bond Income	19,100	16,138	5,037	4,956
Financial Result from the Operation	3,411	3,277	827	812
Sundry Operating Income	1,001	896	228	275
Retained Claims	(11,167)	(9,577)	(2,850)	(2,875)
Savings Bond Drawing and Redemptions	(2,651)	(2,186)	(725)	(735)
Selling Expenses	(1,912)	(1,604)	(528)	(482)
General and Administrative Expenses	(2,084)	(1,849)	(525)	(544)
Other (Operating Income/Expenses)	(277)	(149)	(65)	(60)
Tax Expenses	(476)	(369)	(137)	(114)
Operating Result	4,945	4,577	1,262	1,233
Equity Result	316	245	129	69
Non-Operating Income	(37)	(38)	(10)	(9)
Income before Taxes and Profit Sharing	5,224	4,784	1,381	1,293
Income Tax and Contributions	(1,816)	(1,740)	(478)	(480)
Profit Sharing	(60)	(70)	(16)	(15)
Non-controlling Interest	(147)	(70)	(27)	(18)
Net Income	3,201	2,904	860	780

(1) Not considering, in all periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect Earned Premiums.

58	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Income Distribution of Grupo Bradesco de Seguros e Previdência

	R$ million
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Life and Pension Plans	535	486	470	442	485	450	443	409
Health	181	132	200	201	177	131	122	148
Savings Bonds	87	86	79	86	63	50	57	65
Basic Lines and Other	57	76	51	32	54	90	79	81
Total	860	780	800	761	779	721	701	703

Performance Ratios

	%
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Claims Ratio (1)	68.6	71.5	72.2	72.0	71.1	72.4	71.8	73.3
Expense Ratio (2)	11.1	10.5	10.8	10.0	10.8	10.7	10.2	10.6
Administrative Expenses Ratio (3)	4.5	5.8	5.4	6.1	5.8	6.3	6.1	5.6
Combined Ratio (4) (5)	83.6	86.2	85.8	86.1	85.1	85.3	84.7	85.2

(1) Retained Claims/Earned Premiums;

(2) Selling Expenses/Earned Premiums;

(3) Administrative Expenses/Net Written Premiums;

(4) (Retained Claims + Selling Expenses + Other Operating Revenue and Expenses) / Earned Premiums + (Administrative Expenses + Taxes) / Net Written Premiums; and

(5) Excluding additional reserves.

Written Premiums, Pension Plan Contributions and Savings Bond Income (1)

(1) Not considering, in all periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect Earned Premiums.

The total revenue from the Insurance Group was up by 23.0% in the fourth quarter of 2011 versus the previous quarter, mainly due to the Life and Pension Plan segment, which was boosted by a greater concentration of pension plan contributions in the period.

In 2011, written premiums, pension plan contributions and savings bond income increased by 21.3% in comparison with 2010. Leading growth in the year were the "Life and Pension Plan,” “Health” and “Savings Bond” products, which posted gains of 23.8%, 22.0% and 22.7%, respectively.

Bradesco	59

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Written Premiums, Pension Plan Contributions and Savings Bond Income (1)

(1) Not considering, in all periods, the effect of ANS Normative Resolution 206/09 (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect Earned Premiums.

60	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Retained Claims by Insurance Line

Note: for comparison purposes, we have excluded Technical Reserve complements on benefits to be granted – Remission from the calculation of claims ratio (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

Bradesco	61

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Insurance Expense Ratio by Insurance Line

Note: for comparison purposes, we have excluded Technical Reserve complements on benefits to be granted – Remission from the expense ratio calculation (Earned Premiums) for the first quarter of 2010, amounting to R$149 million (health insurance).

(1)  In compliance with Susep Circular Letter 424/11, in the second quarter of 2011 we have reclassified the Risk Evaluation expenses from “Other Operating Expenses” account to “Other Selling Expenses”, in the amount of R$21,511 thousand (Auto/RE). Should this expense be taken in consideration, expense ratio for Auto/RCF and Basic Lines would stand at 17.5 and 18.6, respectively.

62	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Efficiency Ratio

Year on year, the efficiency ratio decreased 1.3 p.p. due to the 23.4% increase in revenue for the period.

Bradesco	63

Economic and Financial Analysis

Insurance, Pension Plans and Savings Bonds

Insurance Technical Reserves

(1) According to ANS Normative Resolution 206/09, as of January 2010, reserves for unearned premiums (PPNG) were excluded.

64	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Bradesco Vida e Previdência

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Net Income	535	486	470	442	485	450	443	409
Premium and Contribution Income (1)	6,886	4,708	5,493	4,059	5,385	4,096	3,690	3,910
- Income from Pension Plans and VGBL	5,926	3,829	4,713	3,317	4,617	3,403	3,052	3,291
- Income from Life/Personal Accidents Insurance Premiums	960	879	780	742	768	693	638	619
Technical Reserves	91,008	84,788	81,991	78,547	76,283	71,775	68,975	67,572
Investment Portfolio	93,257	89,234	86,220	82,916	80,147	75,974	72,507	70,920
Claims Ratio	38.3	44.4	47.4	43.6	44.1	49.8	44.7	45.1
Expense Ratio	19.1	18.5	19.2	19.2	19.5	19.8	17.5	18.8
Combined Ratio	66.1	71.3	75.4	71.9	74.7	79.9	71.5	73.9
Participants / Policyholders (in thousands)	24,582	24,051	23,109	22,698	22,186	21,346	21,109	21,326
Premium and Contribution Income Market Share (%) (2)	N/A	31.8	32.0	28.1	31.2	31.5	32.0	32.7
Life/AP Market Share - Insurance Premiums (%) (2)	N/A	16.5	16.3	16.0	17.3	17.0	16.8	16.8

 (1) Life/VGBL/PGBL/Traditional; and

 (2) 3Q11 includes the last data made available by Susep (July 2011).

Due to its solid structure, a policy of product innovation and customer trust, Bradesco Vida e Previdência maintained its leadership, holding a market share of 32.0% in terms of pension plan and VGBL income (source: Fenaprevi - November 2011 data).

In the fourth quarter of 2011, net income grew by 10.1% from the previous quarter, basically due to: (i) the 46.3% revenue increase; (ii) the 6.1 p.p. decrease in “Life” product claims; and (iii) the improve in the management efficiency ratio.

Net income for 2011 was up 8.2% from that of 2010, mainly resulting from: (i) the increase in revenue; (ii) a 2.8 p.p. decrease in “Life” product claims; (iii) an improved financial result; and partially offset by: (iv) the increase in administrative and personnel expenses, impacted by the collective bargaining agreement dated January 2011.

Bradesco	65

Economic and Financial Analysis

Bradesco Vida e Previdência

Bradesco Vida e Previdência's technical reserves stood at R$91.0 billion in December 2011, made up of R$86.7 billion from pension plans and VGBL and R$4.3 billion from life, personal accident and other lines, up 19.3% over December 2010.

The Pension Plan and VGBL Investment Portfolio totaled R$89.7 billion in November 2011, equal to 33.8% of all market funds (source: Fenaprevi).

Growth of Participants and Life and Personal Accident Policyholders

In December 2011, the number of Bradesco Vida e Previdência customers grew by 10.8% compared to December 2010, surpassing a total of 2.1 million pension plan and VGBL plan participants and 22.4 million personal accident participants, totaling around 24.6 million customers. This impressive growth was fueled by the strength of the Bradesco brand and the improvement of selling and management policies.

66	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Bradesco Saúde and Mediservice

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Net Income	181	132	200	201	177	131	122	148
Net Written Premiums (1)	2,165	2,137	2,050	1,945	1,818	1,780	1,679	1,583
Technical Reserves	3,984	3,942	3,848	3,708	3,481	3,455	3,438	3,337
Claims Ratio	83.4	87.3	87.7	87.6	84.0	84.2	84.9	85.7
Expense Ratio	4.7	4.4	4.3	4.2	4.2	4.3	4.2	4.2
Combined Ratio	96.1	98.9	99.6	100.0	100.2	93.4	98.9	96.2
Policyholders (in thousands)	3,458	3,384	3,244	3,144	3,100	2,993	2,893	2,857
Written Premiums Market Share (%) (2)	N/A	47.5	47.4	49.4	49.5	49.0	48.3	47.6

(1) Not considering the effect of ANS Normative Resolution 206/09 in the total of R$57 million (Health), which, as of January 2010, excluded PPNG (SES) and established the accounting of premiums on a pro-rata temporis basis. This accounting change did not affect Earned Premiums; and

(2) 3Q11 considers the last data made available by ANS (July 2011).

Note: for comparison purposes, we have excluded Technical Reserve complements for benefits to be granted – Remission from the calculation of 1Q10 ratios, amounting to R$149 million.

Net income for the fourth quarter of 2011 was 37.1% greater quarter on quarter, mainly due to: (i) a 3.9 p.p. drop in the claims ratio; and (ii) an improved financial result.

Net income for 2011 was 23.5% higher than that of the same period of the previous year, due to: (i) a 20.9% increase in revenue; (ii) improved financial result performance; partially offset by: (iii) the 1.7 p.p. increase in claims; and (iv) increased administrative and personnel expenses, impacted by the collective bargaining agreement dated January 2011.

In December 2011, Bradesco Saúde and Mediservice maintained strong market position in the corporate segment (source: ANS).

Approximately 41 thousand companies in Brazil have Bradesco Saúde insurance and Mediservice plans. Of the 100 largest companies in Brazil, in terms of revenue, 45 are Bradesco Saúde and Mediservice customers (source: Exame  magazine’s Best and Major Companies (Melhores e Maiores) ranking, July 2011).

Number of Policyholders of Bradesco Saúde and Mediservice

Together, the two companies have over 3.4 million customers. The high share of corporate policies in the overall portfolio (94.0% in December 2011) shows the companies’ high level of specialization and customization in the corporate segment, a major advantage in today’s supplementary health insurance market.

Bradesco	67

Economic and Financial Analysis

Bradesco Capitalização

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Net Income	87	86	79	86	63	50	57	65
Savings Bond Income	798	849	751	649	706	658	594	526
Technical Reserves	4,571	4,329	4,096	3,891	3,724	3,483	3,317	3,141
Customers (in thousands)	3,097	3,024	2,888	2,794	2,691	2,610	2,583	2,553
Premium and Contribution Income Market Share (%) (1)	N/A	21.4	21.3	21.2	21.1	20.4	19.7	20.9

 (1) 3Q11 considers the last data made available by Susep (July 2011).

Bradesco Capitalização’s technical reserves stood at R$4.6 billion, while its investment portfolio totaled R$4.7 billion in the fourth quarter of 2011. Net income for the quarter remained virtually steady when compared to the previous quarter, a result of the main performance indicators at the same levels seen in the third quarter of 2011.

2011 posted a 43.8% higher net income versus 2010 due to: (i) the 22.7% increase in sales, recording revenue higher than R$3.0 billion;
(ii) an improved financial result performance; and (iii) an improved management efficiency ratio.

68	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Bradesco Capitalização

Bradesco Capitalização ended 2011 in an outstanding position among private savings bond companies, due to its policy of transparency and of adjusting its products based on potential consumer demand.

In order to offer the savings bond that best fits the profile and budget of each customer, Bradesco Capitalização has developed several products that vary in accordance with payment method (lump-sum or monthly), contribution term, frequency of drawings and premium amounts. This phase was mainly marked by a closer relationship with the public by consolidating Pé Quente Bradesco products.

Among these, we can point out the performance of our social and environmental products, from which a part of the profit is allocated to socially responsible projects, while also allowing the customer to create a financial reserve. Bradesco Capitalização currently has partnerships with the following social and environmental institutions: (i) Fundação SOS Mata Atlântica (contributes to the conservation of biological and cultural diversity of the Atlantic Forest, stimulating social and environmental citizenship); (ii) Instituto Ayrton Senna (contributes to education and human development, reducing illiteracy rates, school failure and drop-out rates); (iii) Fundação Amazonas Sustentável (contributes to the sustainable commitment, environmental preservation and improvement to the quality of life of communities that benefit from the preservation centers in the state of Amazonas); (iv) the Brazilian Cancer Control Institute (contributes to the development of projects for the prevention, early diagnosis and treatment of cancer in Brazil); and (v) Projeto Tamar (created to save sea turtles).

Bradesco Capitalização is the first and only savings bond company in Brazil to receive the ISO 9001 certification of Quality Management. In 2009, it was certified with the ISO 9001:2008 for Management of Bradesco Savings Bonds. This certification, granted by Fundação Vanzolini, attests to the quality of its internal processes and confirms the principle that underpins Bradesco Savings Bonds: good products, services and continuous growth.

The portfolio is composed of 20.2 million active bonds, of which: 35.4% is Traditional Bonds sold in the Branch Network and at Bradesco Dia & Noite service channels, up 25.3% over December 2010; and 64.6% are incentive bonds (assignment of drawing rights), such as partnerships with Bradesco Vida e Previdência and Bradesco Auto/RE, which were up 11.7% over December 2010. Given that the purpose of this type of savings bond is to add value to the associated company or even encourage the performance of its customers, bonds have reduced maturity and grace terms and a lower sale price.

Bradesco	69

Economic and Financial Analysis

Bradesco Auto/RE

	R$ million (unless otherwise indicated)
	4Q11	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10
Net Income	33	50	44	39	58	28	27	22
Net Written Premiums	983	1,042	1,061	871	865	941	952	935
Technical Reserves	3,920	3,853	3,828	3,688	3,554	3,525	3,455	3,402
Claims Ratio	65.9	61.3	61.0	68.1	69.3	69.7	69.9	70.7
Expense Ratio	19.3	18.5	20.1	17.2	17.6	17.3	17.6	17.7
Combined Ratio	106.5	103.3	99.1	108.7	106.9	105.2	105.3	104.3
Policyholders (in thousands)	3,694	3,632	3,567	3,330	3,337	3,208	2,980	2,814
Premium and Contribution Income Market Share (%) (1)	N/A	10.5	10.5	9.7	10.6	11.2	11.7	12.1

 (1) 3Q11 considers the last data made available by Susep (July 2011).

Net income for the fourth quarter of 2011 was down by 34.0% from the previous quarter, mainly due to: (i) 4.6 p.p. growth in the claims ratio, a result of the increase in the frequency of claims and workforce in cases of repairs (vehicle segment); and (ii) occasional claims for the basic segment.

Net income for 2011 was 23.0% higher than that posted in 2010, mainly due to: (i) a 5.8 p.p. decrease in claims; (ii) increased financial and equity results; and partially offset by: (iii) an increase in administrative and personnel expenses, resulting from the collective bargaining agreement dated January 2011.

In the Property Insurance segment, Bradesco Auto/RE has renewed insurance programs with its main customers through partnerships with brokers that specialize in the segment and a close relationship with the Bradesco Corporate and Bradesco Empresas (Middle Market) segments. The excellent performance of the Oil industry and recovery of the Civil Construction industry have also contributed to Bradesco Auto/RE's growth in the segment.

In Aviation and Maritime Hull insurance, the increased exchange with Bradesco Corporate and Bradesco Empresas has been drawn on extensively, taking full advantage of the stronger sales of new aircraft and those of the maritime segment.

The transportation segment is still the primary focus, with essential investments made to leverage new business, especially in the renewal of reinsurance agreements, which gives insurers the power to assess and cover risk, and consequently increase competitiveness in more profitable businesses such as international transportation insurance for shipping companies involved in international trade.

Despite strong competition in the Auto/RCF line, the insurer has increased its customer base, mainly due to improvements to current products and the creation of products for a specific target-public. Among them, the Exclusive Bradesco Customer Insurance for Banco Bradesco account holder (Bradesco Seguro Exclusivo Clientes Bradesco) and Auto Mulher (car insurance for women) stand out.

For better service, Bradesco Auto/RE currently has 15 Bradesco Auto Centers (BAC), which offer policyholders the greatest variety of services in a single place, including: auto claims services, reserve rental cars, installation of anti-theft equipment, preventative maintenance checks, glass repairs or replacement and environmental vehicle inspections.

70	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Bradesco Auto/RE

Number of Policyholders in Auto/RE

Mass insurance targets individuals, self-employed professionals and SMEs. The launch of new products combined with the continuous improvement to methods and systems has contributed to growth in the customer base, which increased by 10.7% in the last 12 months, to a total of 3.7 million customers.

It is worth pointing out that we continued with a strong strategy for the Residential Insurance segment, with an approximate 41.2% growth in premiums in 2011, totaling approximately 1.9 million insured homes.

Bradesco	71

Economic and Financial Analysis

Fee and Commission Income

A breakdown of the variation in Fee and Commission Income for the respective periods is presented below:

Fee and Commission Income	R$ million
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Card Income	5,097	4,202	1,406	1,299	895	107
Checking Account	2,786	2,361	748	708	425	40
Loan Operations	1,983	1,728	528	505	255	23
Fund Management	1,949	1,807	498	506	142	(8)
Collection	1,214	1,080	321	318	134	3
Consortium Management	527	433	137	139	94	(2)
Custody and Brokerage Services	420	449	102	108	(29)	(6)
Payments	312	287	81	78	25	3
Underwriting / Financial Advising Services	298	291	89	58	7	31
Other	637	732	176	157	(95)	19
Total	15,223	13,372	4,086	3,876	1,851	210

Explanations of the main items that influenced the variation in Fee and Commission Income between periods can be found as follows.

72	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Fee and Commission Income

Card Income

Card income stood at R$1,406 million in the fourth quarter of 2011, up R$107 million, or 8.2%, over the previous quarter. This performance is mainly due to the increase in number of transactions and in average ticket, with a consequent increase in revenue.

In 2011, the same figure posted year-on-year growth of 21.3%, or R$894 million, mainly due to an increase in revenue from purchases and services, resulting from the expansion of the card base by 7.2%, from 145.2 million in December 2010 to 155.7 million in December 2011. This expansion led to an 18.6% increase in credit card revenue in the period, for a total of R$89,624 million in 2011, as well as a 15.3% increase in transactions, from 959.0 million in the twelve months of 2010 to 1,105.7 million in 2011.

Bradesco	73

Economic and Financial Analysis

Fee and Commission Income

Checking Account

In the fourth quarter of 2011, income from checking accounts was up by 5.6% quarter on quarter, mainly due to: (i) a net increase of 430 thousand new checking accounts (392 thousand individual accounts and 38 thousand corporate accounts); and (ii) the expansion of the service portfolio provided to the Bank’s customers.

Year on year, income increased by 18.0% or R$425 million in 2011, mainly due to the expansion of the checking account base, which posted a net increase of 1,981 thousand new accounts (1,859 thousand new individual accounts and 122 thousand new corporate accounts).

Loan Operations

In the fourth quarter of 2011, income from loan operations amounted to R$528 million, up 4.6% in comparison with the previous quarter, mainly due to the greater volume of loan operations in the period, in which the 9.2% increase in Sureties and Guarantees operations compared to the third quarter of 2011 stood out.

The 14.8% growth in 2011 compared with the previous year is mainly due to the increase in the volume of operations in 2011, mainly income from collateral, up 21.4%, mainly deriving from the 18.9% growth in the volume of Sureties and Guarantees.

74	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Fee and Commission Income

Fund Management

In the fourth quarter of 2011, revenue from fund management stood at R$498 million, down R$8 million from the previous quarter, mainly due to fewer business days in the quarter, partially offset by the 5.0% growth in the volume of funds raised and managed.

Year on year, the R$142 million or 7.9% increase was mainly due to: (i) increases in funds raised and managed by Bradesco, which grew by 13.4%; partially offset by: (ii) the 18.1% drop in the Ibovespa index in the period, impacting revenue from managed funds and portfolios pegged to equities.

The highlight was income from fixed-income funds, which grew by 16.8% in the period, followed by the 8.4% growth in third-party funds.

Shareholders' Equity	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Investment Funds	310,104	293,578	269,978	5.6	14.9
Managed Portfolios	17,997	17,633	18,930	2.1	(4.9)
Third-Party Fund Quotas	7,269	8,240	6,800	(11.8)	6.9
Total	335,370	319,451	295,708	5.0	13.4

Asset Distribution	R$ million			Variation %
	Dec11	Sept11	Dec10	Quarter	12M
Investment Funds – Fixed Income	283,633	270,354	242,751	4.9	16.8
Investment Funds – Equities	26,471	23,224	27,227	14.0	(2.8)
Investment Funds – Third-Party Funds	6,103	7,102	5,629	(14.1)	8.4
Total - Investment Funds	316,207	300,680	275,607	5.2	14.7
x
Managed Portfolios - Fixed Income	10,550	10,403	10,460	1.4	0.9
Managed Portfolios – Equities	7,447	7,230	8,470	3.0	(12.1)
Managed Portfolios - Third-Party Funds	1,166	1,138	1,171	2.5	(0.4)
Total - Managed Funds	19,163	18,771	20,101	2.1	(4.7)
x
Total Fixed Income	294,183	280,757	253,211	4.8	16.2
Total Equities	33,918	30,454	35,697	11.4	(5.0)
Total Third-Party Funds	7,269	8,240	6,800	(11.8)	6.9
Overall Total	335,370	319,451	295,708	5.0	13.4

Bradesco	75

Economic and Financial Analysis

Fee and Commission Income

Cash Management Solutions (Payments and Collections)

The R$6 million, or 1.5%, growth in income in this segment in the fourth quarter of 2011 over the previous quarter is mainly due to the increase in business volume and number of processed documents, which remained practically steady when compared to the previous quarter.

Year on year, Payment and Collection income grew by 11.5%, or R$158 million, mainly due to an increase in the number of processed documents, which grew from 1,508 million in 2010 to 1,750 million in 2011.

Consortium Management

In the fourth quarter of 2011, income from consortium management remained virtually stable compared to the third quarter. On December 31, 2011, Bradesco posted 625,763 active quotas (584,097 active quotas on September 30, 2011), ensuring its leading position in all segments it operates (real estate, auto, trucks/tractors).

Year on year, there was a 21.5% increase in income, resulting from: (i) the growth in the volume of bids; and (ii) the increase in sales of new quotas, from 471,620 net quotas sold on December 31, 2010 to 625,763 on December 31, 2011, an increase of 154,143 net quotas.

76	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Fee and Commission Income

Custody and Brokerage Services

In the fourth quarter of 2011, total custody and brokerage service income decreased R$6 million, or 5.6%, when compared to the previous quarter. This performance mainly results from the reduction in brokerage revenue, mainly due the lower volume traded on the BM&FBovespa.

In the comparison between 2011 and 2010, the 6.5% or R$29 million income decrease is mainly related to: (i) the performance of capital markets in this period, which impacted brokerage income; and partially offset by: (ii) the increase in custody services, due to the R$67 billion gain in assets under custody.

Underwriting/ Financial Advising Services

The R$31 million increase in the quarter-on-quarter comparison mainly refers to increased revenue with capital market operations in the fourth quarter of 2011, particularly underwriting operations. Furthermore, changes in this income are often the result of volatile performance of capital markets.

From 2010 to 2011, there was an increase of R$7 million as a result of a higher business volume in the year.

Bradesco	77

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative and Personnel Expenses	R$ million
	12M11	12M10	4Q11	3Q11	Variation
					YTD	Quarter
Administrative Expenses
Outsourced Services	3,610	3,131	961	936	479	25
Communication	1,579	1,408	402	408	171	(6)
Depreciation and Amortization	1,094	967	280	277	127	3
Advertising and Marketing	938	807	330	211	131	119
Data Processing	934	875	243	247	59	(4)
Transportation	784	643	224	201	141	23
Rental	666	568	176	170	98	6
Asset Maintenance	558	462	158	139	96	19
Financial System Services	516	368	147	135	148	12
Materials	379	296	98	105	83	(7)
Leased Assets	357	364	99	87	(7)	12
Security and Surveillance	333	274	94	84	59	10
Water, Electricity and Gas	227	210	59	53	17	6
Trips	161	124	48	42	37	6
Other	1,270	1,035	363	310	235	53
Total	13,406	11,532	3,682	3,405	1,874	277
x
Personnel Expenses
Structural	8,798	7,517	2,415	2,288	1,281	127
Payroll/Social Charges	6,632	5,748	1,811	1,720	884	91
Benefits	2,166	1,769	604	568	397	36
Non-Structural	2,263	1,785	725	592	478	133
Management and Employee Profit Sharing	1,321	1,032	498	321	289	177
Provision for Labor Claims	663	543	145	199	120	(54)
Training	161	107	53	50	54	3
Termination Costs	118	102	29	22	16	7
Total	11,061	9,302	3,140	2,880	1,759	260
x
Total Administrative and Personnel Expenses	24,467	20,834	6,822	6,285	3,633	537

Employees	104,684	95,248	104,684	101,334	9,436	3,350
Service Points	59,711	48,681	59,711	55,822	11,030	3,889

In the fourth quarter of 2011, total Administrative and Personnel Expenses amounted to R$6,822 million, up 8.5% in relation to the previous quarter, driven by a significant investment in accelerated organic growth in the period, marked by the expansion of 11,030 service points, including the inauguration of 1,009 branches.

Personnel Expenses

In the fourth quarter of 2011, personnel expenses totaled R$3,140 million, up 9.0% or R$260 million from the previous quarter.

Within the structural portion, the R$127 million increase is mainly the result of: (i) greater expenses with payroll, social charges and benefits, in the amount of R$95 million, due to the expansion of service points and improvement to business segmentation and consequent raise in the number of employees; and (ii) the adjustment for the increase of salary levels, based on the collective bargaining agreement and labor adjustments amounting to R$32 million.

In the non-structural portion, the R$133 million increase is basically due to higher expenses with: (i) the complement of a portion related to  the management and employee profit sharing in the amount of R$177 million; and partially offset by: (ii) lower expenses with the provision for labor claims in the amount of R$54 million.

78	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Administrative and Personnel Expenses

In the year-on-year comparison, the R$1,759 million increase reflects: (i) the structural expenses of R$1,281 million related to: (a) the increase in expenses with payroll, social charges and benefits, impacted by salary increases; and (b) the net increase in staff, hiring 9,436 employees in the period, driven by organic growth; and (ii) the R$478 million gain in the non-structural expenses mainly due to higher expenses with: (a) management and employee profit sharing, totaling R$289 million; and (b) the provision for labor claims, totaling R$120 million.

Bradesco	79

Economic and Financial Analysis

Administrative and Personnel Expenses

Administrative Expenses

In the fourth quarter of 2011, administrative expenses totaled R$3,682 million, up by 8.1%, or R$277 million from the previous quarter. Main variations were: (i) a R$119 million expense with advertising and marketing; and (ii) higher expenses related to accelerated organic growth (e.g.: transportation, security and surveillance, maintenance and preservation of goods, etc.), which enabled the inauguration of 689 branches in the quarter, totaling 59,711 service points on December 31, 2011.

The year-on-year growth of R$1,874 million, or 16.3%, is mainly due to: (i) higher expenses with outsourced services, in the amount of R$479 million, basically related to variable expenses tied to business revenue/volume (correspondent units, Call Center and etc.); (ii) contract adjustments; and (iii) higher expenses related to accelerated organic growth, which expanded service points by 11,030 units, pointing out the inauguration of 1,009 branches in the period.

80	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Operating Coverage Ratio (1)

The coverage ratio over the last 12 months dropped by 0.5 p.p. in the quarter, as a result of: (i) the increase in personnel and administrative expenses, mainly originated by: (a) the impact of the collective bargaining agreement; and (b) the increase in expenses partly resulting from an increase in business volume and the expansion of service points, driven by accelerated organic growth that resulted in the expansion of 11,030 units, including the inauguration of 1,009 branches in the period; and partially offset by: (ii) the growth in fee and commission income.

Tax Expenses

The R$139 million increase quarter on quarter in tax expenses essentially arises from higher PIS/Cofins expenses, due to the increase in tax expenses in the fourth quarter of 2011.

Year on year, tax expenses grew by R$544 million, mainly due to: (i) higher expenses with ISS/PIS/Cofins taxes reflecting the increase in taxable income, especially financial margin and fee and commission income.

Bradesco	81

Economic and Financial Analysis

Equity in the Earnings (Losses) of Unconsolidated Companies

In the fourth quarter of 2011, equity in the earnings (losses) of unconsolidated companies stood at R$53 million. The R$12 million increase from the previous quarter was mainly due to greater results with the company IRB – Brasil Resseguros.

Year on year, the R$17 million increase recorded in 2011 was mainly due to greater results from the companies IRB – Brasil Resseguros and Serasa.

Operating Income

Operating income in the fourth quarter of 2011 was R$4,034 million, down 3.4%, or R$140 million, from the third quarter of 2011, mainly impacted by: (i) a R$537 million growth in personnel and administrative expenses; (ii) higher tax expenses amounting to R$139 million; partially offset by: (iii) a R$210 million increase in fee and commission income; (iv) lower allowance for loan loss expenses, in the amount of R$118 million; (v) the increase in other operating income (net of other expenses), in the amount of R$99 million; and (vi) a R$69 million increase in operating income from Insurance, Pension Plans and Savings Bonds.

Year on year, the R$2,001 million, or 14.0%, increase in 2011 is basically a result of (i) the R$6,265 million increase in financial margin; (ii) the R$1,851 million increase in fee and commission income; (iii) the R$598 million increase in operating income from Insurance, Pension Plans and Savings Bonds, partially offset by: (iv) a R$3,633 million increase in personnel and administrative expenses; (v) a R$1,534 million increase in allowance for loan loss expenses; (vi) a R$1,019 million increase in other operating expenses (net of other income); and (vii) a R$544 million increase in tax expenses.

82	Report on Economic and Financial Analysis - December 2011

Economic and Financial Analysis

Non-Operating Income

The R$6 million variation between the fourth quarter of 2011 and 2010 is mainly due to greater losses from the sale of assets in the fourth quarter of 2011.

Comparing 2011 and 2010, the variation is mainly the result of greater non-operating expenses.

Bradesco	83

Return to Shareholders

3

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

          Return to Shareholders

Sustainability

The fourth quarter of 2011 was marked by a number of important events for Bradesco.

For the seventh consecutive time, the Bank was selected as a part of the Corporate Sustainability Index (ISE), of the Securities, Commodities and Futures Exchange (BM&FBovespa). In being selected, Bradesco’s common (BBDC3) and preferred (BBDC4) shares were added to the index.

Bradesco signed the International Statement of Commitment by Financial Institutions on the Environment and Sustainable Development, formalizing its entrance into the United Nations Environment Programme - Finance Initiative (UNEP FI). The Statement affirms that economic development should be compatible with human well-being and environmental balance, in addition to establishing a commitment to adopting best practices to integrate social and environmental questions into business and operations in all markets.

Bradesco also attended the semi-annual conference organized by the United Nations Environment Programme – Finance Initiative (UNEP FI) in a unique and global partnership with the financial sector.

Bradesco, in a partnership with Fundação Amazonas Sustentável (FAS), participated in the 17th Conference of Parties (COP17) at the United Nations Climate Change Conference, held in the city of Durban, South Africa, in 2011.

For the third consecutive year, Bradesco participated in the Annual Equator Principles Meeting, in October, in the city of Washington D.C., U.S.A. The event brought together representatives of more than 50 financial institutions that signed the commitment and focused on the process of revising the Equator Principles. Bradesco was an active participant in the process through its engagement in two work groups focused on evaluating opportunities for improvement to the Principles.

The Bank organized the 2nd Technological Waste Collection Campaign at administrative buildings in the city of São Paulo and in Cidade de Deus, in the city of Osasco. A total of 6.7 metric tons of waste were sent to a company specializing in the reprocessing of equipment, turning the waste into raw material for the ceramic, glass and paint industries.

2011 marked the celebration of the tenth anniversary of the “International Year of Volunteers,” created by the United Nations (UN). Bradesco sponsored the initiative as a supporter and promoter of volunteer work. To promote the theme among its employees, Bradesco held the fourth Bradesco Volunteer Marathon, a solidarity competition focused on eco-efficiency. A total of 1,307 employees participated in the event, helping 37,196 people in 112 social institutions nationwide.

During 2011, Bradesco promoted a number of actions to support and guide its suppliers in incorporating sustainability into their business. In October, the Company held the 9th Bradesco Supplier Meeting, with the theme “A More Sustainable Supply Chain – How to Learn, How to Act?” The event, which brought together representatives of product and service suppliers from a number of segments, focused on providing a complete overview of the dimension of sustainability for Bradesco and invited entrepreneurs to engage in sustainable developments.

   86   Report on Economic and Financial Analysis – December 2011

Return to Shareholders

Investor Relations Area – IR

Bradesco closed its 4Q11 event program with the APIMEC Meeting cycles in the cities of Vitória and Manaus. Throughout the year, Bradesco held 18 APIMEC meetings and one INI Meeting in every Brazilian region, attended by over 4 thousand people, among analysts, shareholders, customers and investors. All events were broadcast live over the internet with simultaneous translation into English, and were followed by more than 13 thousand viewers. The São Paulo event also included a transmission in Libras  (Brazilian Sign Language), reinforcing the democratization of information.

A summary of all events and a replay of the entire meeting in São Paulo can be found at www.bradesco.com.br/ri.

In 2011, Bradesco received, for the 2nd consecutive year, the “Best APIMEC Meeting in Quality” award for the meeting held in São Paulo. A qualified jury elects the best meeting, based on the answers of a questionnaire filled out by meeting participants. Bradesco’s efforts to organize these events were also recognized in 2011 by the Association of Capital Market Analysts and Investment Professionals (APIMEC) as the "Best APIMEC Meeting" in the Federal District and Northeast region.

In 2011 we expanded our participation in the ExpoMoney  Circuit, the largest financial education fair in Latin America by six, taking the event to the cities of Recife, Florianópolis, São Paulo, Belo Horizonte, Rio de Janeiro and Porto Alegre. Participants attending these fairs had the opportunity to learn through lectures and interactive questionnaires prepared by Bradesco on the Macroeconomic Scenario, Strategies, Main Figures, Capital Markets and Sustainability.

Service to Shareholders, Analysts and Investors	2011	2010	2009
Meetings with Investors	168	130	160
Conference Calls	210	77	59
Events in Brazil	24	17	16
Events Abroad	29	24	18
APIMEC Meetings (Association of Capital Market Analysts and Investment Professionals)	18	18	17
Videochats	4	4	4
INI (National Investors' Institute)	1	1	1
Total	454	271	275

Bradesco  87

                Return to Shareholders

Corporate Governance

Within the Corporate Governance structure, Bradesco’s Board of Directors is supported by five Statutory Committees (Ethical Conduct, Audit, Internal Controls and Compliance, Compensation and Integrated Risk Management and Capital Allocation), in addition to 42 Executive Committees that assist the Board of Executive Officers in performing its duties.

Shareholders are entitled to 100% tag-along rights for common shares, 80% for preferred shares and to a minimum mandatory dividend of 30% of adjusted net income, higher than the minimum limit of 25% set by Brazilian Corporate Law. Preferred shares are entitled to dividends 10% greater than those paid to common shares.

On March 10, 2011, all matters submitted to the Shareholders’ Meetings were approved.

On June 7, 2011, Bradesco chose to adhere to the Code of Self-Regulation and Good Practices of Publicly Held Companies, prepared by the Brazilian Association of Publicly Held Companies (ABRASCA) based on the best corporate governance practices adopted in Brazil and abroad.

On December 22, 2011, Austin Rating upgraded Bradesco’s rating from AA (Excellent Corporate Governance Practices) to AA+, based on the improvement and the fine-tuning of several corporate governance practices adopted by the Bank.

For more information, go to the corporate governance section of the investor relations website at www.bradesco.com.br/ri.

Bradesco Shares

Number of Shares – Common and Preferred Shares (1)

	In thousands
	Dec11	Dec10	Dec09	Dec08	Dec07	Dec06
Common Shares	1,909,911	1,880,830	1,710,205	1,534,806	1,009,337	500,071
Preferred Shares	1,907,931	1,881,225	1,710,346	1,534,900	1,009,337	500,812
Subtotal – Outstanding Shares	3,817,842	3,762,055	3,420,551	3,069,706	2,018,674	1,000,883
Treasury Shares	6,953	395	6,535	163	2,246	758
Total	3,824,795	3,762,450	3,427,086	3,069,869	2,020,920	1,001,641

(1) Stock bonus and splits during the periods were not included.

On December 31, 2011, Bradesco’s capital stock was R$30.1 billion, composed of 3,824,795 thousand shares (all book-entry shares with no par value), of which 1,912,398 thousand were common shares and 1,912,397 thousand were preferred shares. The largest shareholder is the holding company Cidade de Deus Cia. Comercial de Participações, which directly holds 48.7% of voting capital and 24.4% of total capital.

Cidade de Deus Cia. Comercial Participações is controlled by the Aguiar Family, Fundação Bradesco and another holding company, Nova Cidade de Deus Participações S.A., which is in turn controlled by Fundação Bradesco and BBD Participações, the majority of the shareholders of which are members of Bradesco’s Board of Directors, Statutory Board of Executive Officers and management-level employees.

   88   Report on Economic and Financial Analysis – December 2011

Return to Shareholders

Bradesco Shares

Number of Shareholders – Domiciled in Brazil and Abroad

	Dec11%		Ownership of Capital (%)	Dec10%		Ownership of Capital (%)
Individuals	336,104	89.87	23.53	340,115	89.95	24.19
Corporate	36,999	9.89	47.11	37,167	9.83	43.62
Subtotal Domiciled in Brazil	373,103	99.76	70.64	377,282	99.78	67.81
Domiciled Abroad	895	0.24	29.36	838	0.22	32.19
Total	373,998	100.00	100.00	378,120	100.00	100.00

On December 31, 2011, there were 373,103 shareholders domiciled in Brazil, accounting for 99.76% of total shareholders and holding 70.64%	of all shares, while a total of 895 shareholders are domiciled abroad, accounting for 0.24% of shareholders and holding 29.36% of shares.

Share Performance (1)

	In R$ (unless otherwise stated)
	4Q11	3Q11	Variation %	12M11	12M10	Variation %
Earnings per Share	0.73	0.75	(2.7)	2.93	2.61	12.3
Dividends/Interest on Shareholders' Equity – Common Share (after Income Tax)	0.204	0.210	(2.9)	0.824	0.758	8.7
Dividends/Interest on Shareholders' Equity – Preferred Share (after Income Tax)	0.225	0.231	(2.6)	0.906	0.834	8.6
Book Value per Common and Preferred Share	14.56	14.08	3.4	14.56	12.77	14.0
Last Trading Day Price – Common Shares	25.29	22.94	10.2	25.29	25.70	(1.6)
Last Trading Day Price – Preferred Shares	30.75	27.71	11.0	30.75	32.65	(5.8)
Market Value (R$ million) (2)	106,971	96,682	10.6	106,971	109,759	(2.5)
Market Value (R$ million) - Most Traded Share (3)	117,399	105,792	11.0	117,399	122,831	(4.4)

(1) Adjusted for corporate events in the period;

(2)  Number of shares (excluding treasury shares) x closing price for common and preferred shares on the last trading day of the period; and

(3)  Number of shares (excluding treasury shares) x closing price for preferred shares on the last trading day of the period.

In 2011, Bradesco’s preferred shares decreased 5.8% in comparison with the same period of 2010, while common shares also saw a loss of 1.6% in the same period. It is worth mentioning that the Ibovespa Index fell by 18.1% in the same period.

In the fourth quarter of 2011, Bradesco’s preferred and common shares appreciated by 11.0% and 10.2%, respectively, while the Ibovespa index saw an appreciation of 8.5% in comparison with the third quarter of 2011.

Bradesco   89

         Return to Shareholders

Main Indicators

Market Capitalization (Common and Preferred Shares): considers the closing price for common and preferred shares, multiplied by the respective number of shares (excluding treasury shares).

Market Capitalization (Preferred Shares): considers the closing price for preferred shares (most traded share), multiplied by the respective number of shares (excluding treasury shares).

Market Capitalization (Common and Preferred Shares)/Shareholders’ Equity: indicates the multiple by which Bradesco’s market capitalization exceeds its book shareholders’ equity.

Dividend Yield: the ratio between share price and dividends and/or interest on shareholders’ equity paid to shareholders in the last 12 months, which indicates the return on investment represented by the allocation of net income.
Formula used: the amount received by shareholders as dividends and/or interest on shareholders' equity in the last 12 months divided by the closing price for preferred shares on the last trading day in the period.

   90   Report on Economic and Financial Analysis – December 2011

Return to Shareholders

Weight in Main Stock Market Indexes

Bradesco shares are components of Brazil’s main stock indexes, including the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate	Governance Stock Index (IGC) and the Financial Index (IFNC), which comprises banks, insurers and financial companies.

%	Dec11
Ibovespa	3.6
IB rX - 50	7.3
IB rX - 100	7.4
Ifinanceiro (IFNC)	20.0
ISE	5.1
Special Corporate Governance Stock Index (IGC)	6.3
Special Tag-Along Stock Index (ITAG)	12.0
ICO2	10.6

Dividends/Interest on Shareholders' Equity

In 2011, R$3,740 million were paid to shareholders as dividends and interest on shareholders’ equity. This amount, after	Withholding Income Tax, accounts for 31.5% of book net income for the period.

Bradesco   91

Additional Information

4

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001 2008

          Additional Information

Market Share of Products and Services

Market shares held by the Organization in the Banking and Insurance industries and in the Customer Service Network are presented below.

	Dec11	Sep11	Dec10	Sep10
Banks – Source : Brazilian Central Bank (Bacen)
Demand Deposits	N/A	16.8	18.4	18.3
Savings Deposits	N/A	13.8	14.3	14.1
Time Deposits	N/A	14.7	13.0	13.5
Loan Operations (1)	12.1	12.3	12.4	12.5
Loan Operations - Vehicles Individuals (CDC + Leasing) (1)	16.4	16.3	17.7	18.0
Payroll-Deductible Loans (1)	11.2	11.2	10.9	10.6
Bradesco Collection (Balance)	N/A	26.3	26.7	28.4
Number of Branches	22.2	19.6	18.7	18.3
Banks - Source: Federal Revenue Service/ Brazilian Data Processing Service (Serpro)
Federal Revenue Collection Document (DARF)	N/A	22.0	21.9	21.8
Brazilian Unified Tax Collection System Document (DAS)	N/A	17.3	17.3	17.1
Banks – Source : Social Security National Institute (INSS)/Dataprev
Social Pension Plan Voucher (GPS)	N/A	14.6	14.8	14.6
Benefit Payment to Retirees and Pensioners	23.8	23.4	22.8	N/A
Banks – Source : Anbima
Investment Funds + Portfolios	17.0	16.7	17.0	16.8
Insurance, Pension Plans and Savings Bonds – Source: Insurance Superintendence (Susep) and National Agency for Supplementary Healthcare (ANS)
Insurance, Pension Plan and Savings Bond Premiums	N/A	24.9 (2)	24.7	24.7
Insurance Premiums (including Long-Term Life Insurance - VGBL)	N/A	25.0 (2)	24.9	24.9
Life Insurance and Personal Accident Premiums	N/A	16.5 (2)	17.3	17.0
Auto/Basic Lines (RE) Insurance Premiums	N/A	10.5 (2)	10.6	11.2
Auto/Optional Third-Party Liability (RCF) Insurance Premiums	N/A	14.1 (2)	14.1	14.7
Health Insurance Premiums	N/A	49.8 (2)	51.7	51.1
Income from Pension Plan Contributions (excluding VGBL)	N/A	29.2 (2)	27.2	27.1
Savings Bond Income	N/A	21.4 (2)	21.1	20.4
Technical Reserves for Insurance, Pension Plans and Savings Bonds	N/A	30.1 (2)	30.6	30.3
Insurance and Pension Plans – Source: National Federation of Life and Pension Plans (Fenaprevi)
Income from VGBL Premiums	N/A	32.5 (2)	32.2	32.6
Income from Unrestricted Benefits Generating Plans (PGBL) Contributions	N/A	25.2 (2)	23.3	23.2
Pension Plan Investment Portfolios (including VGBL)	N/A	33.9 (2)	34.8	35.1
Leasing – Source: Brazilian Association of Leasing Companies (ABEL)
Lending Operations	18.7 (3)	18.5	19.0	19.0
Consortia – Source: Bacen
Real Estate	27.2 (4)	26.6	29.4	27.2
Auto	24.7 (4)	24.8	25.4	24.8
Trucks, Tractors and Agricultural Implements	16.8 (4)	16.5	17.1	16.2
International Area – Source: Bacen
Export Market	20.4	20.9	24.7	25.4
Import Market	17.6	17.8	19.5	19.8

(1) Bacen data for December 2011 is preliminary;

(2) Reference date: July 2011;
(3) Reference date: October 2011; and
(4) Reference date: November 2011.
N/A – Not Available.

   94   Report on Economic and Financial Analysis – December 2011

Additional Information

Market Share of Products and Services

Bradesco customers are provided with a wide range of options for consulting and carrying out their financial transactions, in addition to the ability to acquire products and services through high-tech means, such as ATMs, telephone (Bradesco Fone Fácil), the Internet and mobile phones (Bradesco Celular).

As part of our commitment to social responsibility, people with special needs can rely on a number of special services provided by the Bradesco Dia & Noite Customer Service Channels, such as:

•     Accessibility to the ATM Network for the visually-impaired and wheelchair users;

•     Internet Banking utility for the visually impaired;

•     Visual Mouse for those with motor disabilities;

•     Personalized assistance for the hearing impaired, by means of digital language in Fone Fácil; and

•     Bradesco Celular for the visually impaired.

Branch Network

Region	Dec11		Market Share	Dec10		Market Share
	Bradesco	Market		Bradesco	Market
North	279	974	28.6%	178	823	21.6%
Northeast	836	3,169	26.4%	536	2,778	19.3%
Midwest	346	1,584	21.8%	302	1,481	20.4%
Southeast	2,398	11,149	21.5%	2,056	10,599	19.4%
South	775	4,025	19.3%	556	3,741	14.9%
Total	4,634	20,901	22.2%	3,628	19,422	18.7%

Compulsory Deposits/Liabilities

%	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10
Demand Deposits
Rate (2) (6)	43	43	43	43	43	43	42	42
Additional (3)	12	12	12	12	12	8	8	8
Liabilities (1)	28	28	29	29	29	29	30	30
Liabilities (Microfinance)	2	2	2	2	2	2	2	2
Free	15	15	14	14	14	18	18	18
Savings Deposits
Rate (4)	20	20	20	20	20	20	20	20
Additional (3)	10	10	10	10	10	10	10	10
Liabilities	65	65	65	65	65	65	65	65
Free	5	5	5	5	5	5	5	5
Time Deposits
Rate (3) (5)	20	20	20	20	20	15	15	15
Additional (3)	12	12	12	12	12	8	8	8
Free	68	68	68	68	68	77	77	77

(1)  At Banco Bradesco, liabilities are applied to Rural Loans;

(2)  Collected in cash and not remunerated;

(3)  Collected in cash with the Special Clearance and Custody System (Selic) rate;

(4)  Collected in cash with the Reference Interest rate (TR) + interest of 6.17% p.a.;

(5)  As of the calculation period from March 29, 2010 to April 1, 2010, with compliance as of April 9, 2010, liabilities are now exclusively in cash, and may be met using credits acquired as provided for by current legislation; and

(6)  FGC was prepaid 60 times in August 2008, as of the calculation period from October 20, 2008 to October 31, 2008, with compliance as of October 29, 2008.

Bradesco   95

           Additional Information

Investments in Infrastructure, Information Technology and Telecommunication

Information Technology is of great strategic importance to the Organization, enabling it to offer customers services characterized by speed and security in carrying out operations at all of its service points in Brazil or abroad. Therefore, decisions regarding technological evolution are guided by elements that seek to provide high-quality services, speed, convenience and security at all service points and via all electronic channels.

In 2011, Bradesco won the award for Best Internet Banking for Individuals in Brazil, from Global Finance magazine. The new Internet Banking was redesigned to offer innovative solutions in operation, technology and architecture  of information.  In addition to the new layout, the website provides easy-to-operate resources to carry out online transactions.

Another important indicator of Bradesco’s position on the forefront of IT was the Intangible Assets Brazil award given to the Bank, for the fifth consecutive year, in the Intangible Assets: Information Technology and Internet category, organized by Grupo Padrão.

Our position as a pioneer was also highlighted by the option our customers now have (if bearers of biometric registration) to carry out transactions at ATMs using only their bank debit card and their biometric registration, without the need to provide the six-digit password or any other security devices.

Corporate management of non-structured information, began in 2011, seeks to radically reduce the use of paper in a number of processes, providing benefits such as quality and speed in accessing information and the mitigation of risks in the total recovery of information in the case of accidents, in addition to improving the operational efficiency of the Bank’s back office work.

In 2011, the Bank also implemented a system for check clearing by image. This new process led to improvements in customer service by reducing the time needed to deliver copies of checks and for check clearing, as well as speeding up the crediting of funds to accounts.

The IT improvement project, which mainly sought to provide for new system architecture, will provide great improvements as of 2012, including greater speed in serving business units, products and services and improved service quality.

Focused on the international market, we implemented a new technological platform to support business at our external units. The first stage of the project included Private Banking products, allowing for expansion to other wholesale banking areas.

We have an up-to-date technological environment, duly controlled and prepared to meet the demands of the growing volume of our customers’ business transactions. Last year, Bradesco’s processing capability grew by 33%, to a daily volume of 229 million transactions, while data storage capability increased 38%, allowing the Bank to offer more services and information to its customers.

Following the world’s best practices, our customer service network remained highly accessible. In fact, it was expanded with the opening of more than 1,000 new branches, with complete IT and communication infrastructure. This environment is managed in order to make complex tasks simple and manageable, while maintaining low operating risk and the scalability needed to support the Bank’s growth.

As a prerequisite for its continuous expansion in 2011, Bradesco invested R$4,328 million in Infrastructure and IT/Telecommunications.

The total amount invested in recent years, including infrastructure (facilities, restorations, improvements, furniture and fixtures), can be found below:

	R$ million
	2011	2010	2009	2008	2007
Infrastructure	1,087	716	630	667	478
Information Technology/Telecommunications	3,241	3,204	2,827	2,003	1,621
Total	4,328	3,920	3,457	2,670	2,099

   96  Report on Economic and Financial Analysis – December 2011

Risk Management

Risk management is a highly strategic activity due to the increasing complexity of products and services offered and the globalization of the Organization’s business. Therefore, Bradesco is constantly enhancing its process.

The Organization’s decisions are based on factors that combine return on previously identified, measured and assessed risks, providing the conditions required to meet strategic goals while working to strengthen the Organization.

The Organization exercises the corporate control of risks in an integrated and independent manner, unifying policies, processes, criteria and methodology for risk control by means of a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors

Detailed information on the risk management process, reference shareholders’ equity and required reference shareholders’ equity, as well as the Organization’s risk exposure, can be found in the Risk Management Report on the Investor Relations website, at www.bradesco.com.br/ri.

Capital Adequacy Ratio

In December 2011, Bradesco's Reference Shareholders' Equity amounted to R$71,476 million, versus a Required Reference Shareholders' Equity of R$52,159 million, resulting in a R$19,317 million capital margin. This figure was mostly impacted by the credit risk portion (PEPR), representing 90.9% of the risk-weighted assets, resulting from the expansion in loan operations.

The Capital Adequacy Ratio improved 0.4 p.p., from 14.7% in September 2011 to 15.1% in December 2011, mainly due to: (i) the eligibility of the Subordinated Financial Bills to be included under Tier II Capital in the fourth quarter of 2011, which amounted to R$1,828 million; and (ii) the effects of Bacen Circular Letter 3,563/11, which set forth a decrease in capital requirements for certain loan and leasing operations (abrogation of Circular Letter 3,515/10) and investments in quotas of investment funds tied to pension plans (PGBL and VGBL).

Calculation Basis	R$ million
	Dec11	Sept11	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10
Reference Shareholders' Equity	71,476	68,806	62,524	59,923	56,147	55,920	52,906	56,062
Level I	58,714	56,877	55,110	53,240	49,897	48,081	46,284	47,821
Shareholders' Equity	55,582	53,742	52,843	51,297	48,043	46,114	44,295	43,087
Mark-to-Market Adjustments	2,765	2,781	1,947	1,660	1,678	1,590	1,752	1,347
Additional Provision	-	-	-	-	-	-	-	3,005
Reduction of Deferred Assets	(248)	(260)	(279)	(291)	(296)	(306)	(441)	(434)
Non-controlling Interest/Other	615	613	599	574	472	683	678	816
Level II	12,865	12,063	7,544	6,809	6,373	8,079	6,856	8,469
Mark-to-Market Adjustments	(2,765)	(2,781)	(1,947)	(1,660)	(1,678)	(1,590)	(1,752)	(1,347)
Subordinated Debt	15,630	14,844	9,491	8,469	8,051	9,669	8,608	9,816
Deduction of Funding Instruments	(103)	(134)	(130)	(126)	(123)	(240)	(234)	(228)
Risk-weighted Assets	474,173	467,206	426,007	398,443	380,844	356,103	332,430	334,107
Required Reference Shareholders' Equity	52,159	51,393	46,861	43,829	41,892	39,171	36,567	36,752
Credit Risk	47,422	47,183	43,324	40,775	38,938	36,426	34,754	34,872
Operating Risk	2,810	2,810	2,690	2,690	2,574	2,574	1,678	1,678
Market Risk	1,927	1,400	847	364	380	171	135	202
Margin (Excess/ Reference Shareholders' Equity Insufficiency)	19,317	17,413	15,663	16,094	14,255	16,749	16,339	19,310
Leverage Margin	175,609	158,303	142,393	146,309	129,591	152,264	148,536	175,545
Capital Adequacy Ratio	15.1%	14.7%	14.7%	15.0%	14.7%	15.7%	15.9%	16.8%

Bradesco   97

Independent Auditors' Report

5

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

                 Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary accounting information

To the Board of Directors

Banco Bradesco S.A.

Osasco – SP

Introduction

We have been engaged for the purpose of applying reasonable assurance procedures on the supplementary accounting information included in the Economic and Financial Analysis Report of Banco Bradesco S.A. ("Bradesco") for the year ended December 31, 2011, which is prepared under the Bradesco´s Management responsibility. Our responsibility is to issue a Reasonable Assurance Report on this supplementary accounting information.

Scope, procedures applied and limitations

The reasonable assurance procedures were performed in accordance with the Brazilian Accounting Standard (NBC) TO 3000 – Assurance Engagement Other than Audit and Review, issued by the Brazilian Federal Accounting Council (CFC), and with the International Standard on Assurance Engagements (ISAE) 3000 - issued by the International Auditing and Assurance Standards Board (IASB), both for assurance engagements other than audits or reviews of historical financial information.

The reasonable assurance procedures comprised: (a) the planning of the work, considering the relevance of the supplementary financial information and the internal control systems that served as a basis for the preparation of the Economic and Financial Analysis Report of Bradesco, (b) the understanding of the calculation methodology and the consolidation of indicators by means of interviews with the managers responsible for the preparation of the supplementary accounting information, and (c) the comparison of the financial and accounting indicators with the interim information disclosed as of this date and / or accounting records.

The procedures that were applied do not constitute an audit or review in accordance with Brazilian and international auditing and review standards. Additionally, our report does not provide reasonable assurance on the scope of future information (such as goals, expectations and future plans) and descriptive information which is subject to subjective evaluation.

Criteria for preparation of the supplementary accounting information

The supplementary accounting information disclosed in the Economic and Financial Analysis Report for the year ended December 31, 2011 was prepared by the Bradesco´s Management, based on the consolidated financial information included in the financial statements and the criteria described in the Economic and Financial Analysis Report, aiming at enabling further analysis, but without being part of the financial statements disclosed on that date.

Conclusion

Based on the procedures applied, the supplementary accounting information included in the Economic and Financial Analysis Report for the year ended December 31, 2011 are fairly presented, in all material aspects, in relation to the information referred to in the paragraph “Criteria for preparation of the supplementary accounting information”.

100   Report on Economic and Financial Analysis – December 2011

Independent Auditors’ Report

Reasonable assurance report from independent auditors on the supplementary accounting information

Other Information

The supplementary accounting information for the year ended December 31, 2010 and prior periods was reviewed by other independent auditors and they issued report, dated January 28, 2011, which did not include any modification.

Osasco, January 30, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP 014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP 212059/O-0

Bradesco      101

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Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Message to Shareholders

Dear Shareholders,

At the close of 2011, the global economic outlook was marked by prospects of deceleration and risk, especially in the developed countries. Signs of improvement in the U.S. economy were quickly erased by political disputes on the eve of the 2012 presidential elections. In Europe, the experience of a monetary and customs union being unable to evolve into a political and fiscal union may require certain governments to expend greater effort on solving their current difficulties.

Involved in and, at the same time, benefiting from the growing wave of transparency sweeping through the developed world in recent decades, the developing economies were able to promptly adopt measures to prevent the supposed errors of their developed peers, leading to quicker and less onerous adjustments to their fiscal, monetary and exchange policies.

Within this scenario, one that partially affected the optimistic forecasts at the beginning of 2011, Brazil’s social and economic potential and performance will almost certainly remain on an upward trajectory. Now that more than 50% of its population has joined the middle class, an unprecedented achievement, the country's domestic market will be a powerful ally in maintaining growth in 2011 and 2012, albeit at a slower pace than in 2010. In addition, global recognition of the maturity of Brazil’s democratic regime, freedom of speech, independent judiciary and increasing consumption have made it a prime destination for direct foreign investments.

For the Bradesco Organization, its 68th year was marked by substantial progress and a number of notable achievements, especially: a) the inauguration of 1,009 branches, bringing the total number of branches and service posts to 9,063 nationwide, underlining the extent and solidity of the Bank’s structure and its confidence in Brazil, as well as its determination to continue investing; b) the acquisition of Banco do Estado do Rio de Janeiro S.A. - BERJ, which gave Bradesco responsibility for handling the state’s civil service payroll and mobilized teams of employees throughout the country, transforming the registration of more than 400 thousand accounts into a platform for expanding the Bank’s business in the state; and c) the creation of a new subsidiary, BSP Empreendimentos Imobiliários S.A., to consolidate management of the Organization’s real estate assets, with a portfolio of 840 properties. Recognitions in 2011 included: a) Bradesco's continued inclusion in the NYSE’s Dow Jones Sustainability Index; and b) the BM&FBOVESPA’s Corporate Sustainability Index, as well as the appointment of the Bradesco brand as one of the most valuable in the country by a renowned consulting firm. Bradesco also increased its monthly dividends by 10% in August.

In regard to results, Bradesco recorded net income of R$11.028 billion in 2011, up 10.04% on the previous year. Of this total, R$3.740 billion was allocated to shareholders as dividends and interest on equity, equivalent to 31.50% (net of withholding tax) of adjusted annual net income. Once again, we cannot help but mention Grupo Bradesco de Seguros’ contribution to this result, which came to 29.03%. In addition, the Organization contributed R$19.159 billion to the government's coffers.

We also cannot forget the social and environmental initiatives of Fundação Bradesco, one of the largest private social and educational programs in Brazil. The Foundation maintains 40 schools, most of which in underprivileged regions, providing free, high-quality education and strengthening ethical values and civic responsibility. This includes the provision of learning materials, uniforms, meals and dental and medical assistance. In 2011, Fundação Bradesco had 112,081 enrolled students, in addition to benefitting 382,329 students through distance education (EaD), via the Virtual School, and another 134,764 students through partnership projects and actions.

The current year, which has faced a number of challenges from the start, could be marked by periods of greater volatility in Brazil, depending on the scenarios in the developed countries. However, this should have no undue impact on the growth trajectory of a fiscally responsible country, which has built up substantial foreign reserves, is keeping inflation under control and is anchored in the solid expansion of domestic demand. Focused on the domestic market through its extensive network of around 60,000 service points, Bradesco is fully prepared to take advantage of any business opportunities that may arise, in complete security and in line with its corporate strategy.

Finally, we would like to pay tribute to the work of our 104,684 dedicated employees, guided by the skilled and devoted leadership of our executives, in overcoming challenges and reaffirming our culture of success. We would also like to thank our customers and shareholders for the trust that we are so proud to have earned.

Cidade de Deus, January 30, 2012

Lázaro de Mello Brandão

Chairman of the Board of Directors

104	Report on Economic and Financial Analysis - December 2011

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Management Report

We hereby present the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2011, pursuant to the accounting practices adopted in Brazil and applicable to institutions authorized to operate by the Brazilian Central Bank.

Concerns over the need for fiscal adjustments in the developed countries intensified throughout the second half of 2011. The complexity of the issue and the difficulties involved in arriving at an adequate and politically viable solution increased the risk of the financial sector being contaminated by the problems facing the economy. The dwindling confidence of the agents in Europe and the USA reduced the pace of economic growth in the developing economies, increasing the risk of a global slowdown in 2012.

Brazil is better prepared to face the materialization of existing risks in the world scenario than it was three years ago at the peak of the 2008 crisis. It has much more anticyclical maneuvering room than many other countries and is well-regarded by the international community, which has led to its consolidation as one of the leading destinations for direct foreign investments. Even the domestic deceleration in recent months has not tempered the current positive outlook.

Despite the country’s undeniable export vocation, domestic demand has been and will continue to be the main engine of economic performance. Household consumption has been driven by the buoyant job market, while investments have benefited from the opportunities generated by pre-salt oil exploration and the sporting events in 2014 and 2016. With no signs of excessive income commitment by borrowers and with continuing upward social mobility, the outlook for the Brazilian banking system also remains favorable, especially in the real estate segment, which has found ample room for sustainable growth on the back of sound economic fundamentals.

The Bradesco Organization’s period highlights are listed below:

•  on May 20, Bradesco acquired control of Banco do Estado do Rio de Janeiro S.A. – BERJ, in an auction held by the BM&FBOVESPA – Securities, Commodities and Futures Exchange. The operation guaranteed Bradesco the right to provide services to the state of Rio de Janeiro in regard to the payment of civil service salaries, the payment of suppliers and the collection of state taxes, among others, between January 2012 and December 2014, thereby expanding the Bank’s presence in the state and reaffirming its confidence in and partnership with its development. The Extraordinary Shareholders' Meeting on November 3, 2011 approved the alteration of the bank’s corporate name to Banco BERJ S.A., a decision which was approved by the Brazilian Central Bank on the following day.

•  on August 29, the Bank announced a 10% increase in monthly dividends per share as of October 2011, in compliance with the Monthly Remuneration System, from R$0.013219250 to R$0.014541175 for common shares, and from R$0.014541175 to R$0.015995293 for preferred shares;

•  on September 8, Bradesco was once again included in the Dow Jones Sustainability Index, a select list prepared by the New York Stock Exchange comprising those companies with the best sustainable development practices; and on November 25, the Bank was once again selected for inclusion in the BM&FBOVESPA’s Corporate Sustainability Index – ISE, consisting of those companies with the best corporate sustainability initiatives; and

•  on October 30, the creation of “BSP – Empreendimentos Imobiliários S.A.” sought to consolidate management of the Organization’s real estate assets, with a portfolio of 840 properties. BSP will generate efficiency gains, streamline structures, reduce operating costs and provide opportunities for improving these assets.

1.  Net Income for the Year

In 2011, the results achieved and the remuneration paid to shareholders underline the success of the Bank’s strategies in a scenario of uncertainty, backed by the improvement in business confidence, resulting in the continuation of sustainable growth. A detailed analysis of these numbers, including their origin and evolution, is available in the Economic and Financial Analysis Report section of the Company’s website bradesco.com.br/ri.

R$11.028  billion in Net Income for the year, corresponding to Earnings per Share of R$2.89 and a Return on Average Shareholders' Equity(*) of 20.98%. The Return on Average Total Assets stood at 1.58%, versus 1.76% in the previous year.

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Management Report

R$3.740      billion was allocated to shareholders in the form of monthly Dividends, and interim and supplementary Interest on Shareholders’ Equity, which was included in the calculation of the mandatory dividends. Thus, R$1.03 (R$0.91 net of withholding tax) was attributed to each preferred share, which includes the additional 10%, and R$0.93 (R$0.82 net of withholding tax) was attributed to each common share. Dividends and interest on shareholders’ equity represented 35.70% of adjusted net income for the year (31.50% net of withholding tax).

Taxes and Contributions

A substantial percentage of Bradesco’s annual earnings, in direct proportion to its volume of operations, was paid to the federal government.

R$10.032     billion in taxes and contributions, including social security contributions, paid or provisioned in the year.

R$9.127       billion in taxes withheld and collected related to financial intermediation.

All in all, taxes originating in the Organization or collected on resources in transit through it came to a hefty R$19.159 billion.

2.  Corporate Strategy

While the global economy is undergoing a period of uncertainty, Brazil is currently much better positioned to face future risks.

We believe that Brazilian economic growth in 2012 and following years will continue to be driven by household consumption and investment. These components of GDP will benefit from increased income and employment, strong social mobility and opportunities from pre-salt and the 2014 and 2016 sporting events. Based on this scenario and in the face of the current international situation, Bradesco will continue to focus on the domestic market.

In order to leverage growth and profitability in keeping with previous years, Bradesco has concentrated on expanding its client base and consolidating its role as a “Complete Bank” in Brazil, with an active presence in all segments, exemplified by the consistent offer of more and better mass-market products and services, especially in the loan and insurance areas.

Bradesco’s service network ended the year with 47,815 service points nationwide and 12 abroad, giving a total of 47,827, a 25.48% increase over 2010.

Together with the public’s trust in the Bradesco brand, the Bank’s convenience channels, including branches, service points, Bradesco Expresso outlets, 34,516 Bradesco Dia&Noite ATMs and 12,455 shared ATM’s (Banco24Horas network and those shared with Banco do Brasil and Banco Santander), as well as Internet Banking, Bradesco Celular and Fone Fácil, ensure the efficient distribution of products, services and solutions, backed by excellent customer service.

In 2011, Bradesco began a bold network-expansion program, culminating in the opening of 1,009 new branches, always aiming to promote social and banking inclusion in Brazil, which is the key to its strategic plan. This was of vital importance, highlighting the Bank’s market presence and its role in generating jobs and income, and underlining its belief in the country’s future.

It has also been extremely active in financing the modernization of infrastructure, industry and commerce. At the same time, the country has become a highly attractive destination for foreign investments. Bradesco will continue to adopt efficient security criteria for ensuring a balance between increasing loans and reducing delinquency through the strict evaluation of loan granting procedures and the efficient daily collection of overdue payments through the Loan Recovery Program (PRC).

The Bank will maintain its strategic focus on its current operational segments, such as investment banking, capital markets, private banking and  asset management. It will also continue to invest in credit cards, through Elo and Amex, as well as insurance, private pension plans and savings bonds through Grupo Bradesco Seguros.

Continuing with the expansion of its essential commercial areas, Bradesco operates on two fronts: finance and insurance (where it occupies a leading position), based on the Bank-Insurance model.

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Management Report

Bradesco is also present in strategic overseas markets, providing support to foreign clients and investors who are increasingly interested in Brazil. Bradesco Securities in New York and London play a vital role in issuing and distributing securities in these important financial centers, while Banco Bradesco Europe provides asset management, private banking and trade finance services.

Another highlight is the Brazilian Elo brand, jointly implemented by Bradesco, Banco do Brasil and Caixa Econômica Federal, which has a strong presence in credit, debit and pre-paid cards for checking account holders and non-account holders.

The Bank also continuously invests in two fundamental banking operations – information technology and infrastructure, and human resources. The pursuit of new service channels, such as internet banking, self-service and cell phone mobility, with more service options, has generated customer service productivity gains, accompanied by greater comfort and security. Bradesco has invested R$4.328 billion in innovating, upgrading and maintaining its IT environment, while investments in staff training programs totaled R$161.495 million.

Bradesco’s corporate culture is grounded in respect for the consumer, social and environmental responsibility, security and credibility, and its strategic plan is based on three main guidelines:

a)     to grow organically, always alert to potential acquisitions, associations and partnerships, fully committed to maintaining secure, high-quality products, solutions and services, and always seeking to improve its operating ratios and indicators;

b)       to identify and evaluate the inherent risks of its activities, applying adequate controls and acceptable levels of risk to each operation; and

c)      to operate in partnership with capital markets, conducting its business with total transparency, the highest ethical standards and adequate compensation for investors.

3.  Capital, Reserves and Subordinated Debt

Banco Bradesco posted the following figures at year-end:

R$30.100 billion in Subscribed and Paid-Up Capital Stock;

R$25.482 billion in Equity Reserves; and

R$55.582 billion in Shareholders’ Equity, up 15.69% on the previous year, equivalent to 7.38% of Assets, which amounted to R$753.337 billion, while Shareholders’ Equity under Management stood at 7.38% of Consolidated Assets, which totaled R$761.533 billion. Book Value per Share came to R$14.56.

The Extraordinary Shareholders’ Meeting (ESM) of March 10, 2011, ratified a capital increase of R$1.5 billion to R$30 billion, approved by the ESM of December 17, 2010, through the issue of 62,344,140 new registered, book-entry shares with no par value, comprising 31,172,072 common shares and 31,172,068 preferred shares, as well as a further increase to R$30.1 billion, through any capitalization of reserves, without the issue of new shares. The operation was then ratified by the Brazilian Central Bank on March 18, 2011. As a result, the Bank’s capital stock now comprises 3,824,794,581 shares, divided among 1,912,397,390 common and 1,912,397,191 preferred shares.

The Capital Adequacy Ratio stood at 15.03% of the consolidated financial result and 15.07% of the consolidated economic and financial result, substantially higher than the 11% minimum established by National Monetary Council Resolution 2,099/94, in conformity with the Basel Committee. In relation to Consolidated Reference Assets, the fixed asset ratio (maximum of 50%, in accordance with the Brazilian Central Bank) was 21.03% in the consolidated financial result and 48.37% in the consolidated economic and financial result.

Subordinated Debt at year-end totaled R$26.910 billion (R$6.404 billion abroad and R$20.506 billion in Brazil), R$15.630 billion of which was considered eligible as capital and included in Tier II of the Reference Assets adopted when calculating the ratios in the previous paragraph.

In compliance with Article 8 of Brazilian Central Bank Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and intent to hold until maturity those securities classified under “held-to-maturity securities.” The Bank further declares that the operations of Banco Ibi S.A., its subsidiary, are in line with the strategic aims defined in the Business Plan, pursuant to Article 8, paragraph 3 of the Regulations attached to National Monetary Council Resolution 3,040/02.

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4.     Operating Performance

4.1 Funding and Asset Management

Funds raised and managed totaled R$1.020 trillion in 2011, 16.88% more than the previous year. All in all, the Bank manages 25.110 million checking accounts and 43.418 million savings accounts with a balance of R$59.656 billion, representing 17.98% of the Brazilian Savings and Loan System – SBPE.

R$414.872    billion in demand deposits, time deposits, interbank deposits, other deposits, open market and savings accounts, a 13.76% improvement over 2010.

R$335.370    billion in assets under management, comprising investment funds, managed portfolios and third-party fund quotas, up by 13.41%.

R$151.081    billion in the exchange portfolio, borrowings and onlendings, working capital, tax payments and collection and related charges, funds from the issue of securities and subordinated debt in Brazil, and other funding, a 31.95% increase.

R$103.653    billion in technical reserves for insurance, supplementary private pension plans and savings bonds, up by 18.90%.

R$14.814     billion in foreign funding, through public and private issues, subordinated debt and the securitization of future financial flows, equivalent to US$7.897 billion.

4.2 Loan Operations

Bradesco is fully committed to the democratization of credit. Its diversified offering has consistently increased the volume of its financing operations, either directly or in partnership with market agents, and of its individual lines, such as payroll-deductible loans, through its extensive branch, service point and Banco Postal network, as well as the 0800 toll-free Customer Service Center for Loans.

R$345.724        billion in consolidated loan operations, in the expanded concept, pointing out the Advances on Exchange Contracts, Sureties and Guarantees, Credit Card Receivables and Leasing, up 17.12% on 2010.

R$19.540     billion in the allowance for doubtful accounts, R$4.011 billion more than the amount required by National Monetary Council Resolution 2,682/99.

Mortgages

Bradesco’s 2011 Mortgage Portfolio was distinguished by the substantial volume of operations, reflecting its priority commitment to meeting the demands of homebuyers and giving added momentum to the construction industry, which is a major generator of jobs and a driver of social and economic development. Properties for sale by partner developers and brokers, together with related information, can be found on the website bradescoimoveis.com.br.

R$14.907          billion in total funds allocated to this area, enabling the construction and acquisition of 76,346 properties, 63.31% more than in the previous year.

Onlending

Bradesco was one of the largest onlenders of BNDES funds in 2011, responsible for R$13.227 billion (reference date: October 2011), or 19.48% of all operations of this type. With R$8,592 billion, or 21.37% of the total, the Bank was the country’s leading onlender to SMEs for the ninth consecutive year.

R$31.427     billion in the onlending portfolios with internal and external funds, mainly allocated to SMEs. The number of contracts totaled 316,711.

R$5.798       billion in guarantees provided to the BNDES, with R$2.304 billion contracted in the year.

Rural Loans

As a traditional partner of the agriculture and cattle-raising sector, Bradesco invests in financing initiatives for crop production, processing and sale, contributing to the expansion of business and increasing the quality and yield of Brazil’s agricultural produce. The Bank also offers support for domestic market supply and export growth. Information on agribusiness and loan products and services can be found on the bradescorural.com.br  website.

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R$15.499     billion in investments at year-end, representing 121,715 operations.

Consumer Financing

The Bank has a substantial share of consumer financing operations geared towards the acquisition of new and used vehicles, including through partnerships, helping create jobs  and fueling domestic market growth.

Inspired by social and environmental responsibility, the partnership with the Programa Floresta do Futuro of Fundação SOS Mata Atlântica (Fundação SOS Mata Atlântica Forest of the Future Program), together with the Ecofinancing line, involves the planting of native tree seedlings for each financed vehicle, aiming to reduce the impact of atmospheric greenhouse gas emissions.

R$83.043     billion in consumer financing operations.

Lending Policy

Bradesco’s lending policy is based on businesses that demonstrate diversification and low concentration, are backed by appropriate guarantees and involve individuals and companies in good standing with proven payment capacity. Operations are carried out rapidly and securely, ensuring profitable and liquid asset investments.

Lending authorization limits are imposed on each branch, in line with their size and the type of guarantee. Specialized credit scoring systems with specific security standards are employed to speed up and support the decision-making process, thereby minimizing risks. Loans that exceed branch authorization limits are resolved by the Credit Department and the Executive Credit Committees, located at the Company’s headquarters.

Loan Portfolio Quality

At the end of 2011, there was a significant improvement in the loan quality of new borrowers, mainly due to the constant fine-tuning of the credit granting and monitoring models.

4.3 Loan Collection and Recovery

Based on differentiated negotiation policies and payment terms, the Bank makes use of several collection channels to recover overdue loans, including: call centers, bank payment slips, the internet, friendly collection companies and court collection offices. The Loan Recovery Program (PRC) includes several initiatives to improve results, exemplified in 2011 by 1,550 Business Rooms and 16,355 conciliation court hearings, interacting with the Court of Appeals of Brazil to intensify the process of renegotiating overdue loans.

R$2.799       billion was recovered in 2011, up 4.57% on the previous year.

5.     International Area

On the international front, the Bradesco Organization offers a wide range of products and services through its offices in New York, London, Grand Cayman, Buenos Aires, Tokyo, Hong Kong, Luxembourg and Mexico, as well as an extensive network of correspondent banks. Bradesco Securities, in New York and London, Banco Bradesco Europe, in Luxembourg, and 26 specialized units in Brazil meet the demands of these strategic markets.

R$6.235       billion in Advances on Exchange Contracts, from a total Export Financing Portfolio of US$14.675 billion.

US$3.670     billion in Foreign Currency Import Financing.

US$53.139   billion in Export Purchases, up 16.63% on 2010, for a market share of 20.37%.

US$36.246   billion in Import Contracting, 4.37% more than the previous year, with a market share of 17.60%.

US$11.130   billion in medium and long-term public and private offerings on the international market.

6.     Bradesco Shares

Highly liquid, Bradesco shares were traded in every trading session on the BM&FBovespa - Securities, Commodities and Futures Exchange, especially its preferred shares, which were among those with the highest participation weight in the Ibovespa Index, weighted at 3.55% at year-end.

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The Company’s shares are also traded on the NYSE as Level 2 ADRs (American Depositary Receipts) and on the Madrid Stock Exchange as part of the Latibex Index.

In addition to the Ibovespa, Bradesco’s shares are included in all the Brazilian stock indexes in which financial sector companies can be listed, including the Carbon Efficient Index (ICO2), the Corporate Sustainability Index (ISE), the Special Tag-Along Stock Index (ITAG), the Special Corporate Governance Stock Index (IGC), the Brazil Indexes (IBrX and IBrX50, for the most-traded shares), the Mid-Large Cap Index (MLCX) and the Financial Index (IFNC). Abroad, Bradesco is listed on the NYSE’s Dow Jones Sustainability World Index and the Madrid Stock Exchange’s FTSE Latibex Brazil Index.

R$47.965     billion in annual traded volume on the BM&FBOVESPA, comprising 209.548 million common shares and 1.423 billion preferred shares.

US$47.174   billion in annual traded ADR volume on the NYSE, representing 2.583 billion  preferred shares.

EUR21.497 million were traded as DRs in the European market (Latibex – Madrid), representing 1.662 million preferred shares.

7.     Market Segmentation

Bradesco’s segmented approach to the market focuses on the quality of customer relations, permitting differentiated service and greater speed and increasing productivity gains. It also ensures greater flexibility and competitiveness in the execution of the business, enabling operations to be structured for individuals or companies in terms of quality and specialization.

7.1 Bradesco Corporate

Bradesco Corporate specializes in services for major economic groups with annual revenue of more than R$250 million. Its focus on long-term relationships constitutes an important advantage, resulting in the best solutions for clients and healthy results for the Organization. It maintains business units in all major Brazilian cities.

R$276.497    billion in total funds managed by the area, comprising 1,307 economic groups.

7.2 Bradesco Empresas (Middle Market)

With a high degree of specialization, Bradesco Empresas manages relations with economic groups with annual revenue of between R$30 million and R$250 million, offering structured operations and a broad portfolio of products and services.

R$89.667   billion in total funds managed by the area, comprising 35,752 economic groups in all sectors of the economy.

7.3 Bradesco Private Banking

Targeting high-net-worth individuals, family holdings and holding companies with at least R$3 million in net cash available for investment, Bradesco Private Banking offers its customers an exclusive line of products and services under the tailor-made and open architecture concept, including advice on the allocation of financial and non-financial assets in Brazil and abroad as well as advisory services for tax, succession and foreign exchange issues and structured operations.

7.4 Bradesco Prime

Based on a modern concept of Bank/Customer relations, the Prime segment provides customized products and services and complete financial advice for individuals with a monthly income of R$7 thousand or more or an investment capacity of R$80 thousand or more. It also offers an exclusive customer service network – at the end 2011, there were 300 Bradesco Prime branches nationwide, in addition to 310 Bradesco Prime facilities in retail branches, fully equipped for privacy and comfort.

7.5  Bradesco Varejo (Retail)

The nationwide retail segment seeks to provide dedicated, high-quality services for all segments of the population and striving to promote banking inclusion on a daily basis, thereby contributing to upward social mobility. The Bank therefore maintains an open-door policy, doing everything possible to further the democratization of banking products and services in order to reach the highest possible number of companies and individuals in all regions of the country. Bradesco Varejo focuses on individuals with a monthly income of up to R$7 thousand and companies with annual revenue of up to R$30 million. For companies and Exclusive Individual Clients, with monthly income of between R$3 thousand and R$7 thousand, it offers customized services, with financial solutions to fit every profile. The segment closed 2011 with more than 24 million account holders.

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7.6  Bradesco Expresso

Bradesco Expresso enables the Bank to increase its share of the correspondent bank segment through partnerships with a wide variety of establishments, including supermarkets, drugstores, department stores, bakeries and other retail outlets, providing clients and the community with convenient service close to their home or workplace, after business hours and on weekends. At the close of 2011, there were 34,839 accredited establishments.

8.     Products and Services

8.1 Bradesco Cartões (Cards)

Bradesco offers the most complete line of credit cards in Brazil, including Visa, American Express, Elo and MasterCard, as well as several private label cards for exclusive use in affiliated networks.

The launch of the new Brazilian brand Elo, in April 2011, increases customers’ options, strengthens the Bank’s portfolio and encourages the use of cards as a means of payment, thereby playing an important role in the replacement of checks and cash in commercial transactions.

In January 2011, Bradesco Cartões acquired Visa International’s shares in Alelo, increasing its stake from 45% to 50.01% and reinforcing its interest in companies operating in the card market.

Bradesco also entered into an operating agreement with Bank of America Merrill Lynch for the issue of corporate cards in the Brazilian market, to be distributed by the American bank to its clients in Brazil, especially employees of multinationals. For companies with employees in Brazil, the card will eliminate exchange expenses and permit the management of expenditures and direct communication with their accounting departments. This partnership has expanded Bradesco’s presence in the corporate credit card segment, allowing it to offer personalized products to each target group.

In the Private Label  segment, Bradesco issues cards through operating agreements and joint ventures with retail chains in the consumer electronics, supermarket, department store, apparel, drugstore and cosmetics segments. These alliances are an important means of acquiring and expanding the customer base and providing access to banking products and services, as well as helping to cement customer loyalty

Since 1993, Bradesco Cartões has been issuing cards on behalf of SOS Mata Atlântica, AACD, APAE, Casas André Luiz and Amazonas Sustentável in order to encourage social and environmental initiatives, transferring part of the cards’ annuities to philanthropic entities.

R$89.624   billion in revenue from credit cards, up 18.61% on the previous year.

155.669     million credit and debit cards in circulation (91.327 million credit cards and 64.341 million debit cards), up by 7.20%.

R$32.130   billion in loans generated by the card business, comprising loans to cardholders, advances to merchants and financing for cash and installment purchases, exceeding  the end-of-2010 balance by 13.73%.

R$5.097     billion in fee and commission income, mainly commission on debit and credit card purchases and other charges.

8.2 Cash Management Solutions

A specialized team, excellent service, advanced technology and pioneering processes have enabled Bradesco to offer customized solutions to all corporate segments, as well as for government bodies and public service concessionaires, for accounts receivable and payable, and tax and fee collections.

On the service front, it is particularly worth mentioning Cobrança Registrada Bradesco, which has a 26.56% share of the collection segment; the processes for structuring productive chains, involving companies, their customers, suppliers, distributors and employees; and the Bradesco Franquias & Negócios  program, which is designed to create a competitive and sustainable position for the franchise sector.

Companies can also rely on the Global Cash Management division, which offers customized cash management products and solutions through partnerships with 27 foreign banks on the international market

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126.469     million documents received pertaining to federal, state and municipal taxes and other contributions.

301.130     million documents received pertaining to electricity, water, gas and phone bills, 61.198 million of which paid via automatic debit from checking and savings accounts, a highly convenient system for clients.

789.691     million receipts via Bradesco collection, check custody, identified deposits and OCT (credit order by teleprocessing) services.

451.176     million payment operations through Pag-For Bradesco (book payments to suppliers), Bradesco Net Empresa and electronic tax payment systems, allowing companies to manage their accounts receivable.

8.3 Product and Service Solutions for Government Authorities

Through exclusive service platforms located throughout Brazil, Bradesco offers customized products, services and solutions to executive, legislative and judicial bodies at federal, state and municipal levels, autonomous public agencies, public foundations, state-owned and mixed companies, the armed forces (Army, Navy and Air Force), auxiliary forces (Federal, Military and Civil Police), notaries and registrars.

In 2011, Bradesco conducted business involving a financing portal for the pre-salt exploration supplier chain (Portal Progredir), in association with Petrobras; the right to process the payroll for the Rio de Janeiro state government and appellate court employees, which added around 500,000 new account holders to the Bank’s customer base; consolidation of the Pernambuco state government payroll, comprising more than 210,000 account holders, and renewal of the agreement with the Amazonas state government for the payment of around 100,000 employees; and the pioneering Biometrics – Security in the Palm of your Hand product for the personal identification of INSS (Social Security) beneficiaries, facilitating the annual registration required by the institute. On a monthly basis, Bradesco makes INSS payments to 6,858 million retirees and pensioners, making it the largest payer among private banks.

The bradescopoderpublico.com.br website presents corporate payment, collection, HR and treasury solutions, with an exclusive area for civil servants and members of the armed forces.

8.4 Qualified Services for the Capital Markets

With modern infrastructure and specialized professionals, Bradesco offers a broad range of capital market solutions and services, including asset bookkeeping (shares, BDRs - Brazilian Depositary Receipts, investment fund quotas, CRIs - certificates of real estate receivables, and debentures); qualified custody of securities; custody of shares for coverage of DRs - Depositary Receipts; controllership of investment funds (CVM Rule 409 funds and structured funds) and managed portfolios; investment fund trusteeships; offshore funds; custody and representation for foreign investors; agent bank services, depository services (trustee escrow accounts) and clearing services. According to ANBIMA’s asset custody rankings, Bradesco has led the domestic segment since April 2007.

Custody and Controllership of Investment Funds and Portfolios under Management

R$795.837      billion in assets under custody for clients using the Bank’s services, according to ANBIMA’s ranking methodology.

R$928.950      billion in investment funds and managed portfolios using controllership services, according to ANBIMA’s ranking methodology.

21                  registered DR programs, with a market capitalization of R$104.680 billion.

Asset bookkeeping

246                companies comprising Bradesco’s share bookkeeping system, totaling 4.714 million shareholders.

190                companies with 259 issues comprising Bradesco’s debenture bookkeeping system, with a current value of R$193.083 billion.

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232                investment funds comprising Bradesco’s quota bookkeeping system, with a current value of R$36.451 billion.

13                  registered BDR programs, with a market capitalization of R$96.538 million.

Depository (Escrow Account – Trustee)

5,647             contracts, with a financial volume of R$6.964 billion.

9.   Organizational Structure – Bradesco Customer Service Network

Combining technology, professional specialization, efficiency and security, and present in all Brazilian regions and in several locations abroad, the Organization’s service network stands side by side with its customers, providing excellent services in every area of operations. In 2011, Bradesco worked for accelerated organic growth, resulting in the opening of 1,009 new branches.

The sharing of ATMs with Banco do Brasil and Banco Santander, initiated in 2010, allowed Bradesco to enlarge its presence and coverage. In addition to reducing costs and increasing efficiency, the system allows customers to carry out their transactions with greater practicality and convenience.

At the close of 2011, Bradesco’s network was made up of 47,827 service points, distributed as follows:

7,586    Branches (Bradesco 4,610, Banco Bradesco Financiamentos 19, Banco Bankpar 2, Banco Bradesco BBI 1, Banco Bradesco Cartões 1 and Banco Alvorada 1), 1,347 PABs (Banking Service Branches) and 1,605 PAAs (Advanced Service Branches) in Brazil;

3          Overseas Branches, 1 of which in New York and 2 in Grand Cayman;

9          Overseas Subsidiaries (Banco Bradesco Argentina S.A. in Buenos Aires; Banco Bradesco Europa S.A. in Luxembourg; Bradesco North America LLC and Bradesco Securities, Inc. in New York; Bradesco Securities UK Limited in London; Bradesco Services Co. Ltd. in Tokyo; Cidade Capital Markets Ltd. in Grand Cayman; Bradesco Trade Services Limited in Hong Kong; and Ibi Services, Sociedad de Responsabilidad Limitada in Mexico);

34,839  Bradesco Expresso service points;

1,477    PAEs – in-company electronic service branches; and

3,913    External Bradesco Dia & Noite (Day&Night) ATMs and 10,753 shared ATMs (Banco24Horas and those shared with Banco do Brasil and Banco Santander, totaling 2,019).

With a diverse range of equipment and large, modern ATM rooms that operate beyond business hours, Bradesco’s branches are renowned for their practicality and comfort, facilitating and streamlining operations, in addition to saving time for account holders and users, without ever losing the personal contact and warmth that characterize Bradesco’s customer relations and presence.

Strategically located throughout the country, Bradesco’s Dia & Noite (Day & Night) ATM network totaled 34,516 machines at the close of 2011, 34,021 of which operating on weekends and holidays, offering quick and practical access to a wide range of products and services. The 12,455 shared ATMs simplify cash withdrawals, the issue of statements and balance consultations, loans, payments and fund transfers between accounts.

Bradesco pioneered the use of biometric scanning in Brazil with the “Bradesco Security in the Palm of Your Hand’ system, which identifies clients by the vein patterns in the palm of their hand. The system allows customers to perform ATM transactions with greater ease and speed, using only their hand and debit card, with no to need to type a password. At the end of 2011, this technology was available at 24,119 terminals and had been used 304.145 million times throughout the year.

The visually or physically-impaired can also count on self-service options that have been specially adapted to their needs. In addition to Internet Banking and Bradesco Celular, the visually-impaired have access to bank statements and checkbook templates in Braille or extra-large print. The hard of hearing can make use of Fone Fácil, a personalized digital service – written communication -, while the Open your Account option on Bradesco’s website offers content in Brazilian Sign Language (Libras). The Bank also offers the Bradesco Visual Mouse, which is controlled by head movements, for motor-impaired customers who are unable to use a conventional mouse.

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With state-of-the-art technology, the Bradesco Portal maintains a number of transactional and institutional sites that provide users with rapid and secure access to several different types of operation through the pioneering Bradesco Security Key, which even works on mobile phones.

In addition to the Company’s website bradesco.com.br,  which contains all the Bank’s products, there are specific sites for the Bradesco Prime, Private, Empresas and Corporate segments.  The Bank also provides products and services for executive, legislative and judicial bodies at the federal, state and municipal level through its Bradesco Government Authority website, with payment and reception solutions. There is also the Bradesco Net Empresa site, where companies can carry out more than 400 types of banking transaction, whose total security is guaranteed by digital certification and electronic signatures. In 2011, Bradesco launched a new version of its Internet Banking system, improving user experience with items that react when the mouse passes over them and more than 50 innovations, including the A Key – Quick Access, Smart Payment, which automatically recognizes the type of payment by the bar code, and Search, which is present on all pages.

In the credit area, the Loans and Financing site provides individual and corporate clients with Bradesco’s complete credit portfolio, including detailed information on the modalities offered, together with simulators for calculating operations involving personal loans, overdraft facilities, consumer financing, leasing, mortgages, rural loans, Finame financing lines, auto insurance and others. Bradesco is also the only bank which allows individual customers to contract personal loans on-line.

Clients can also conduct all their investing activities easily, rapidly and securely, and can access all investment categories to research the detailed characteristics of each product. They are also provided with essential information on the financial market to facilitate their investment decisions.

The Fone Fácil Bradesco channel provides round-the-clock, seven-days-a-week telephone access to personalized electronic services, substantially expanding the range of opportunities for conveniently and securely conducting business, receiving information and using banking products and services.

The Bradesco  Celular   mobile phone service allows customers to rapidly and securely access a number of financial services from wherever they may be, including balance consultations, bill scheduling and payments, transfers, loans and pre-paid cell phone recharges. They can also obtain information on products and services. Bradesco’s mobile technology innovations, an important market differential, include the Bar Code Reader application for iPhone, Android and Windows Phone 7.5, as well as the cell phone Token, which is integrated with Bradesco Celular transactions.

Since May 2010, Bradesco has been offering the Mobile Bonus Account, in which the entire monthly fee paid by customers is converted into bonuses for pre-paid cell phones registered with the service.

Bradesco is also present in all the major social networks, such as Facebook and Twitter, in an effort to improve relations with its customers and the public at large. These interactive channels are used to publish information, news, tips, actions, products and services, in addition to resolving doubts and receiving and handling suggestions, complaints and compliments. Bradesco is the only Brazilian bank with a Verified Account on Twitter and is recognized in the social media market as a successful case, further underlining its capacity for relationships and innovation in both the real and the virtual world.

10.     Bradesco Companies

10.1 Insurance, Private Pension and Savings Bonds

With a history marked by financial solidity and product innovation in insurance, private pension plans and savings bonds, Grupo Bradesco de Seguros e Previdência continues to lead this sector in Brazil.

R$3.201       billion in Net Income from the insurance, private pension plan and savings bond segment in 2011, with a Return on Average Equity (ROAE) of 26.00%.

R$13.728     billion in Shareholders’ Equity, 15.24% higher than in 2010.

R$123.884    billion in Total Assets.

R$112.979    billion in free investments and technical reserve coverage.

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R$37.636     billion in revenue from insurance premiums, private pension plan contributions and savings bonds.

R$23.171     billion in indemnifications, draws and redemptions paid by Grupo Bradesco Seguros.

10.2. BEM – Distribuidora de Títulos e Valores Mobiliários Ltda.

Highly specialized in the fiduciary management of third-party funds in the institutional segment.

R$106.873    billion under management on December 31, distributed through 708 investment    funds, 2 managed portfolios and 11,232 investors.

10.3 Bradesco Leasing

Among the sector leaders, Bradesco Leasing maintains business diversification strategies in the various market segments and implements operational agreements with major manufacturers and resellers. Its operations are fully integrated with the Bank's branch network and it specializes primarily in the vehicle, aircraft and machinery and equipment sectors.

R$11.551     billion invested on December 31, 2011, with 28,158 operations contracted in the year.

423,800        leasing agreements in force at year-end, demonstrating the fragmented nature of the business.

10.4 Bradesco Administradora de Consórcios Ltda.

With significant competitive advantages and supported by the strength of the Bradesco brand and the Bank’s service network, Bradesco Consórcios is present in all Brazilian municipalities and has consolidated its leadership of the real estate, auto and truck/tractor segments.

625,763        active quotas at year-end, with 247,532 new quotas sold.

R$26.121     billion in revenue.

10.5 Banco Bradesco Financiamentos S.A.

Banco Bradesco Financiamentos offers consumer credit and leasing for vehicle acquisitions, as well as payroll deductible loans, to both Bradesco account holders and the general public, using its own funds or onlending facilities.

Supported by BF Promotora de Vendas Ltda., and under the Bradesco Financiamentos brand, it offers vehicle financing and/or leasing through an extensive nationwide network of 13,300 correspondent banks, including light vehicle, heavy vehicle and motorcycle concessionaires and resellers.

With the support of BP Promotora de Venda Ltda. (Bradesco Promotora), Bradesco Financiamento offers payroll-deductible loans to retirees and pensioners of the INSS social security system, civil servants, military personnel and employees of accredited private companies, as well as related products (insurance, savings bonds, cards, purchasing consortium plans, etc.). With 1,131 correspondent banks, Bradesco Promotora also operates in partnership with 3,185 Bradesco retail branches to prospect business in this segment.

R$2.293       billion in Net Income in 2011.

R$67.479     billion in Consolidated Assets.

R$35.443     billion in the Loan Portfolio.

10.6    Banco BERJ S.A.

Banco BERJ S.A., formerly Banco do Estado do Rio de Janeiro S.A., was acquired by Bradesco at an auction conducted by the Rio de Janeiro state government on May 20, 2011. The bank is equipped to provide payroll-deductible loans, as well as leasing and consumer credit operations, and is fully capable of developing other financial operations and services. It also has the exclusive right to handle payroll services for state employees and the right to centralize tax collection for three years, from January 2012 to December 2014.

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10.7 Banco Bradesco BBI S.A.

The Organization’s investment bank, Bradesco BBI, is responsible for originating and execution of mergers and acquisitions, origination, structuring and distributing operations in equity and fixed income. It also controls Bradesco Corretora de Títulos e Valores Mobiliários, Ágora Corretora de Títulos e Valores Mobiliários, BRAM - Bradesco Asset Management and Bradesco Securities  Inc.

Bradesco BBI advises customers in M&A, share issues, the structuring and distribution of debt instruments, including debentures, promissory notes, real estate funds, receivables funds (FIDCs), mortgage-backed securities (CRIs) and bonds, both in Brazil and abroad, as well as structured corporate financing operations and project finance.

R$111.805 billion from 183 advised transactions, in all products, in the 2011 fiscal year.

BRAM - Bradesco Asset Management S.A. DTVM

BRAM retains a prominent position in the asset management industry through fixed-income and equity funds, multimarket funds, overseas funds and real estate funds, among others. With its extensive experience and specialization, it provides services to several segments, including Bradesco Prime, Bradesco Empresas, Corporate, Private, Retail and Institutional Investors, as well as the International area.

R$228.497    billion in assets under management at the close of 2011, distributed through 573 investment funds, 240 managed portfolios and 3,148,958 investors.

Bradesco S.A. Corretora de Títulos e Valores Mobiliários

With a significant share of the stock and futures markets, Bradesco Corretora is recognized as one of the most important brokers in Brazil. It provides operational support for its customers through 16 Share Rooms in several Brazilian cities, trading desks, the Home Broker electronic system and the Bradesco Trading application for iPhones and iPads.

The exclusive Automatic Stock Trading System (SANA) enables small investors to increase their participation in the stock market, facilitating the sale of small lots of shares on the stock exchange through terminals at the branches.

It was the first brokerage firm to provide customers with Direct Market Access (DMA), a pioneering service for routing orders via computer, allowing investors to place, buy and sell orders directly in the BM&FBOVESPA’s derivatives markets. It also provides clients with investment and economic analyses, covers a broad range of companies and sectors, represents non-resident investors in Brazil in the financial and capital markets, administers investment clubs and provides custody services for companies and individuals.

R$65.542     billion in traded volume on the BM&FBOVESPA in 2011, corresponding to 2,479,494 stock buy and sell orders for 56,627 investors.

12.807         million contracts traded on the BM&FBOVESPA’s derivative markets, with traded volume of R$1.141 trillion.

R$10.958     billion in traded volume via the Home Broker electronic trading system, corresponding to 1,152,363 stock buy and sell orders.

71,197         clients registered in the Fungible Custody Portfolio at year-end.

Ágora Corretora de Títulos e Valores Mobiliários S.A.

Ágora Corretora handles all types of operations on the BM&FBOVESPA, offering a complete range of stock market products, as well as access to investment funds, commodities and futures, direct treasury services and investment clubs, in addition to a series of trading tools developed for each investor profile: Home Broker, Home Broker 2.0, Ágora Trade Pro and Ágora Mobile.

The agorainvest.com.br  site gives clients access to exclusive content, such as sector and company reports, recommended portfolios and Ágora TV, which provides daily analysis of the domestic and international markets by its in-house team of analysts, as well as programs on individual company analyses and interviews with representatives of major corporations. Its relationship with its clients is marked by intense interactivity, including social networks and daily forums, chats and video chats on a variety of issues involving the financial market.

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R$38.502     billion in traded volume handled by the Home Broker system, corresponding to 883,286 stock buy and sell orders.

Overseas Brokerages (Bradesco Securities, Inc. and Bradesco Securities UK Limited)

Bradesco Securities, Inc., based in New York, provides services to the U.S. market, while Bradesco Securities UK Limited, based in London, provides services to the European market, involving stock brokering for ADRs and shares listed on the local exchanges. They also operate as broker-dealers in the distribution of public and private securities to international investors.

11. Corporate Governance

Bradesco’s presence in the Brazilian capital market began in 1946, when the Bank’s shares were listed on the stock exchange (BBDC3 – common share and BBDC4 – preferred share), just over three years after it was founded. In 2001, it began trading on the NYSE (American Depositary Receipts  – ADRs Level II – BBD) and on the Madrid Stock Exchange (Latibex - XBBDC). In the same year, it voluntarily adhered to the requirements of the BM&FBOVESPA’s Level 1 Special Corporate Governance Segment

Bradesco’s Management comprises the Board of Directors and Board of Executive Officers. Members of the Board of Directors are elected annually by the Annual Shareholders’ Meeting, and in turn elect the members of the Board of Executive Officers in internal meetings.

The Fiscal Council, a non-permanent body, has been installed on an annual basis since 2002. The Annual Shareholders’ Meeting of March 10, 2011 resolved to maintain the body, which is composed of three sitting members and three alternate members, with mandates until 2012. One sitting member and one alternate member are elected by the preferred shareholders.

The Bradesco Organization is constantly seeking to improve its governance practices, under the supervision of the Board of Directors, which is responsible for defining and monitoring overall strategies and overseeing internal controls, especially concerning risk management – an issue that is widely regarded as synonymous with sustainability in any organization.

In addition to 100% tag-along rights for common shareholders and 80% rights for preferred shareholders, Bradesco maintains a differentiated Dividend Policy that guarantees shareholders mandatory minimum dividends equivalent to 30% of adjusted net income, higher than the 25% minimum established by Law 6,404/76. In addition, preferred shareholders receive dividends 10% higher than those attributed to common shareholders.

The Related Parties Transaction Policy consolidates the Company’s procedures regarding this issue, in accordance with the rules issued by the regulatory agencies, aiming to ensure the utmost transparency, while the Material Act or Fact Disclosure Policy and Securities Trading Policy establish the highest standards of conduct, mainly in regard to its controlling shareholders and administrators.

Since 2009, material regarding Shareholders’ Meetings has been published on Bradesco’s website and sent to the BM&FBOVESPA and the Brazilian Securities and Exchange Commission (CVM) approximately 30 days before the meetings take place, versus the 15 days required by Brazilian law.

In July 2005, Bradesco received an AA rating (Excellent Corporate Governance Practices) from Austin Rating, which was raised to AA+ in December 2011, reflecting the improvement to and maturity of several of the Bank’s corporate governance practices.

In accordance with CVM Rule 381/03, in 2011 the Bradesco Organization neither contracted from nor rendered services to KPMG Auditores Independentes that were not related to the external audit in an amount exceeding 5% of the total cost of this audit. This policy is designed to preserve the auditors’ independence in accordance with generally accepted international criteria.

11.1. Internal Controls and Compliance

The efficiency of the Organization’s internal controls is sustained by three pillars: people, processes and technology. In this context, we rely on a group of dedicated, highly-trained professionals, well-defined and established processes and technology that meets our business requirements.

The Internal Controls and Compliance Policy and the Corporate Methodology are duly formalized and fully aligned with the main control frameworks, such as COSO (the Committee of Sponsoring Organizations of the Treadway Commission and COBIT (the Control Objectives for Information and Related Technology), which deal with business and technology aspects, respectively, and also complies with the requirements of National Monetary Council Resolution 2554/98, the PCAOB (Public Company Accounting Oversight Board) and Section 404 of the U.S. Sarbanes-Oxley Act.

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In compliance with the latter, the Company’s 20-F, the report that certifies the adequacy of internal controls, together with the corresponding financial statements in US GAAP for the year ended December 31, 2010, were filed with the SEC in May 2011.

The task of ensuring effective internal controls is developed in conjunction with the areas responsible for managing the Organization’s products, services and processes. These areas are subject to regular adherence tests and the results are reported to the Audit and Internal Control Committees, as well as the Board of Directors. In cases of non-compliance, corrective measures are applied and duly monitored.

These initiatives heighten the quality of operating processes and help propagate the importance of a control culture, in turn leading to improved best practices.

Prevention of Money Laundering and the Financing of Terrorism

Bradesco maintains specific policies, processes and systems to prevent and/or detect the use of its structure, products or services for the purpose of money laundering or financing terrorism.

Significant investments are made in employee training, with programs in various formats, including informative brochures, videos, e-learning courses and on-site lectures for areas requiring these activities.

Suspicious or atypical cases are assessed by a commission that includes representatives from several areas and departments to ascertain whether the proper authorities should be informed.

The program is supported by the Executive Committee to Prevent Money Laundering and Terrorism Financing, which holds quarterly meetings to evaluate the work and the need (if any) to adopt measures in order to ensure that the Bank’s procedures are aligned with the rules issued by the regulatory agencies and best national and international practices.

Independent Authentication of Models

Internal business support models, whether based on statistical data or specialist knowledge, facilitate the approach to critical subjects, the fine-tuning of processes, and the standardization and streamlining of decisions within their particular context. These models are subject to a continuous process of critical analysis, ensuring quality and alignment with their objectives.

A specialized area, independent from those that create or use the models, is responsible for this process. It provides reports of its activities and results to managers, Internal Auditors and the Integrated Risk Management and Capital Allocation Committee, in compliance with best practices, the guidelines of the New Capital Accord – Basel II and the requirements of the Brazilian Central Bank.

Information Security

Comprising a set of controls, procedures, processes, organizational structures, policies and regulations, Information Security seeks to ensure the confidentiality, integrity and availability of information.

The bases for the protection of informational assets are described in Bradesco’s Information Security Policy and Regulations, which are in turn grounded in best international standards and practices, and constitute a platform for the development of the awareness and training programs, focusing on the protection of customers' data and the Organization's strategic information.

The Corporate Security Executive Committee meets on a quarterly basis to examine and approve guidelines, measures and directives that support the Organization’s Information Security processes and procedures.

Integrated Management System

In an effort to improve results and expand resource management capacity, Bradesco makes use of one of the most modern concepts for integrating organizational processes, Enterprise Resource Planning (ERP).

This system covers human resources, training, the purchase of materials and services, accounts payable, physical and tax receipts, fixed assets, bank accounting, availability control, works management, maintenance, audits and real estate. System users receive continuous training through on-site and e-learning programs. The ERP allows the Organization to standardize its processes, speeds up decision making and streamlines operational security, while minimizing operating costs and increasing productivity.

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11.2. Internal Audit

Reporting directly to the Board of Directors, the General Inspectorate is an independent body responsible for the Organization’s internal audit. It performs corporate inspections and consulting and auditing tasks in order to mitigate business and information technology risks while ensuring compliance with the various policies, norms, standards, procedures and internal and external regulations governing the area.

11.3. Information Disclosure and Transparency Policies

In line with its market transparency principle, Bradesco publishes a number of periodicals. The Cliente Sempre em Dia newsletter, with a print-run of 400,000 copies, and PrimeLine, geared towards Bradesco Prime clients with a print-run of 200,000 copies, are published every two months, while the Acionista Sempre em Dia newsletter, with print-run of 38,000, and the periodicals Revista Bradesco, with a print-run of 3,000, are distributed on a quarterly basis. The Bank’s Management Report and Sustainability Report are published annually and the Economic and Financial Analysis Report, which is a detailed compilation of the data most requested by readers interested in the area, is available on its investor relations website bradesco.com.br/ri.

11.4. Investor Relations – IR

The Investor Relations area ensures that the Bank retains direct relations with individual and corporate investors in Brazil and abroad. Its interactivity plays a fundamental role in Bradesco and benefits the entire market, enabling investors to form an accurate assessment of the Bank, as well as giving the Institution important insights into the opinions and performance of the financial community.

The Company’s IR website bradesco.com.br/ri which is available in Portuguese and English and is segmented for each investor profile, provides shareholders, investors and market analysts with clear, timely and extensive information, including corporate profile, historical data, ownership structure, management reports, financial results and APIMEC meetings, as well as other information of interest to the financial market.

In order to disclose its performance, in 2011 the Bank held 18 Capital Market Professionals and Investors Association (APIMEC) meetings and one National Investors Institute (INI) Meeting, with over 4,000 participants, all of which were broadcast live over the internet, with simultaneous translation into English, attracting over 13,000 viewers. In addition to transmission via iPhones, iPads and Android-equipped phones, the Sao Paulo event was also broadcast in Libras (Brazilian Sign Language), increasing the democratization of information.

Throughout the year, Bradesco held 168 internal and external meetings with analysts, 210 conference calls and 29 events abroad, as well as 165 communications with investors via the Fale com o RI (Contact the IR Department) service on the website. To disclose its annual results, it maintained the video chat model.

On November 21, the Company held a "Bradesco Day" at the New York Stock Exchange to mark the tenth anniversary of its ADR trading.

11.5. Bradesco Ombudsman

Created in 1985, five years before the issue of the new Consumer Defense Code, to register and handle complaints and suggestions from the Bank’s clients, Alô Bradesco was the financial market’s first communications channel with the general public.

This has now been refined by the creation of an Ombudsman’s Department, which provides an extra channel for maintaining open and direct dialogue with clients and users, underlining the Bank’s commitment to ensuring customer satisfaction and recognizing client tendencies and demands.

472,745 contacts registered in 2011.

12. Integrated Risk Management

12.1 Risk Management

Given the growing complexity of products and services and the globalization of the Organization's business, risk management has become a highly strategic activity, which must be constantly enhanced to keep pace with the dynamism of the markets.

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The Organization exercises corporate risk control in an integrated and independent manner, preserving and valuing collegiate decision-making and developing and implementing methodologies, models, measurement and control tools, supported by Statutory and Executive Committees, including the Audit Committee. It also ensures that all employees, from the business areas to the Board of Directors, are aware of these mechanisms.

The management process ensures that risks can be proactively identified, measured, mitigated, monitored and reported as required in line with the complexity of the Organization’s financial products and activity profile.

12.2 Credit Risk

Credit risk management is a continuous and evolutionary process of mapping, developing, measuring and diagnosing through models, instruments and procedures; it requires a high degree of discipline and control when analyzing operations in order to preserve the integrity and independence of processes. Credit risk management considers all aspects related to the granting of loans, such as concentration, guarantees and terms, on which the quality of the portfolio is based.

The Organization continuously maps all activities that could generate exposure to credit risk, measuring and classifying each in terms of probability and magnitude, identifying their managers and planning for mitigation. Control is exercised on a centralized and standardized corporate basis.

12.3 Market Risk

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization’s market risk exposure profile is conservative and guidelines and limits are independently monitored on a daily basis.

All the activities of all the Organization’s companies exposed to market risk are controlled on a centralized, corporate basis.

12.4 Liquidity Risk

The Market Risk and Liquidity Management Policy, together with the resulting rules and procedures, defines minimum liquidity levels, including considerations of stress scenarios, the types of financial instrument in which funds should be applied and the operational strategy to be adopted, if needed.

The liquidity risk management process involves monitoring the composition of available funds on a daily basis, ensuring compliance with minimum liquidity levels and drawing up a contingency plan for stress situations. The control and monitoring of positions is conducted on a centralized basis.

12.5 Operational Risk

The management of operational risk is essential for the generation of added value. This risk is controlled in a centralized manner through identification, measurement, planned mitigation and follow up on a consolidated basis and in each Organization company.

One of the most important mitigation mechanisms is business continuity management, which comprises a series of structured plans to be adopted in crisis situations to ensure the recovery and continuity of business and the prevention of losses.

12.6 Risk Factors and Critical Accounting Policies

Bradesco discloses its risk factors and critical accounting practices, in accordance with international best corporate governance practices and US GAAP in the Reports and Spreadsheets – SEC Reports section of its IR website bradesco.com.br/ri. These factors include potential political and economic situations in local and international markets that could have a direct impact on the Bank’s day-to-day operations and, consequently, its financial situation.

13. Intangible Assets

Bradesco closed 2011 with a market capitalization of R$106.971 billion, equivalent to 1.92 times its book shareholders’ equity of R$55.582 billion. This substantial difference is due to the strength of its intangible assets, which, although not reflected in the balance sheet, are perceived and evaluated by investors.

Bradesco’s strategic planning always seeks the best results, setting realistic and conservative goals that take into consideration: the value of the Bradesco brand; best corporate governance and culture practices; the scale of its businesses; the various relationship channels with its different target groups; an innovative information technology policy; the broad diversification of its products, services and solutions and the coverage and reach of the Customer Service Network, which is present in all of Brazil’s municipalities and abroad; a dynamic and responsible social and environmental responsibility policy; a robust human resources policy that: a) ensures solid relations between all employees and consequently increases the level of mutual trust; b) indicates the opportunities for professional recognition and development; c) substantially reduces the staff turnover rate and associated costs; and d) cultivates a long-term vision at all levels of the Organization. All of these factors are inextricably linked to sustainability.

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13.1. Bradesco Brand

Bradesco is ranked sixth among the world’s most valuable bank brands, according to a ranking by the consulting firm Brand Finance, a global specialist in the evaluation and management of intangible assets, published by The Banker magazine; is among the world’s strongest brands, according to Bloomberg News, one of the most important international financial news agencies; is ranked first among the 10 most valuable brands in terms of social networks by Brand Finance; and was appointed the most valuable brand in Brazil for the fifth consecutive year, being valued at R$31.2 billion, according to a traditional ranking by Superbrands, a Brand Finance subsidiary.

13.2. Human Resources

The Organization's Human Resource Management Policy is based on recognizing employees' performance and increasing their potential for achievement through intensive training. Bradesco has 104,684 employees in all, 86,263 of which work for the Bank and 18,421 work for affiliated companies.

The aim is to ensure the professional growth of its employees through respect, transparency and an emphasis on personal development through investments in training programs, especially courses on operational, technical and behavioral issues, thereby improving service quality and excellence.

Teams of specialized instructors supported by robust infrastructure further the pursuit of knowledge in issues related to the market needs, economic scenarios and the demands posed by technological advances.

In order to ensure that its employees keep abreast of the latest advances, the Organization promotes managerial development programs through specialization courses, as well as graduate courses and MBAs in economics, business administration and law, in partnership with consulting firms, universities and business schools.

In 2011, Bradesco continued with its Advanced Development Program through which executives are given leave to study at top universities abroad in order to develop their technical and personal potential, thereby guaranteeing the continuous improvement of management processes by adding the latest global knowledge and spreading it among the other employees.

By taking advantage of the latest technological innovations, the increasing investments in training have allowed the Bank to expand its educational resources to include on-site or distance learning through video courses, brochures, e-learning, videoconferences, etc. One especially important initiative is TreiNet – Training by Internet/Intranet, a distance-learning tool with extensive coverage. In 2011, 1,277,513 employees took part in the program, underlining its importance and the extent of its coverage.

The assistance benefits aimed at improving the quality of life, well-being and safety of employees and their dependents benefited 202,846 individuals at year-end. These included:

•       Healthcare plans;

•       Dental plans;

•       Private pension and retirement plans;

•       Group life and personal accident insurance;

•       Group auto insurance; and

•       0800 Viva Bem – a service channel providing employees and their dependents with assistance with private, professional, family or emotional issues, 24 hours a day, 7 days a week. Calls are free and 100% confidential.

For the twelfth consecutive year, Bradesco figured among the 100 Best Companies to Work For in Brazil, according to an Época  magazine survey compiled by Great Place to Work, one of the world’s most important working environment consulting firms. Bradesco was also considered the best financial institution to work for in the country for the thirteenth time by the 2011 edition of the Guia Você S/A Exame Best Companies to Work For yearbook, based on a study by the Fundação Instituto de Administração (FIA), which selects the companies based on a survey of their employees. The Bank was also included in the Guia Você S/A list of Best Companies to Begin a Career.

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It was also considered one of the 150 Best Companies in Personnel Management Practices for the second consecutive year, and was ranked among the 50 Most Psychologically Healthy Companies, doing especially well in the Employee Growth category, by Gestão & RH magazine.  For the fifth consecutive year, Bradesco was ranked among the 100 Companies with the Best Organizational Human Development Index (IDHO) in 2011, with an excellent Sustainability rating. For the eighth consecutive year, it was listed among the Best in People Management by Valor Carreira magazine, a Valor Econômico publication, being ranked in first place for companies with over 10 thousand employees. Once again, it was awarded the São Paulo Diversity Seal, in the Pleno 2011 category, by the São Paulo state government, which recognizes organizations whose human resources policies consider race, ethnicity, age and deficiency issues, among others.

R$161.495    million invested in training programs, with 2,040,892 participations.

R$941.999    million invested in the Food Program, with the daily supply of 123,372 meals and 140,042 meal vouchers.

4.676           million medical and hospital consultations.

563,769        dental service consultations.

Internal Communications

Through a series of notices, the Organization’s employees receive information on the policies, guidelines and operational procedures to be adopted. The Bradesco Intranet is another important instrument that should only be used to perform work-related activities, always observing the security criteria, which are set forth in the Corporate Information Security Policies and Regulations, as well as the Rules and Procedures for Using and Accessing the Intranet.

TV Bradesco is an outstanding internal communications channel at every level, informing, integrating and motivating the Bank’s employees. Revista Interação (Interaction Magazine), which is delivered to each employee, and the daily newsletter Sempre em Dia (Always Up-to-Date), both of which are also available on the Intranet, help with this task.

The CEO’s Blog was created in 2009 as an internal and interactive channel to promote the exchange of information and opinions between employees and the CEO’s office. The blog discusses issues of particular importance to the Organization and the country and is available through the Intranet.

13.3 Information Technology

Information technology is one of the central pillars of the Organization’s strategy. Decisions on technological evolution are based on factors that seek to provide high-quality services, ensuring security, speed and convenience at all service points and electronic channels.

Bradesco's technological environment is up to date and fully equipped to meet the growth in business volume and customer transactions. In 2011, the processing capacity of the Bank’s computers increased by 33%, given a daily volume of 229 million transactions. Data storage increased by 38%, allowing for even greater availability of service and business information.

In accordance with best global practices, the Bradesco service network, which grew by more than 1,000 branches in 2011, is equipped with complete IT and communications infrastructure in an environment that is designed to transform the complex into the simple and manageable, while maintaining the low operating risk and scalability needed to support the Bank’s growth.

The TI Melhorias (IT Enhancement) project), whose main front is the construction of a new service-oriented systems architecture, will result in a series of benefits as of 2012, including faster service in the business units, as well as higher quality products and services.

The corporate management of unstructured information, which began in 2011, seeks to reduce the use of paper in a number of processes.

Also in 2011, the Bank began to clear checks by image, which greatly improved customer service. On the international market, the Bank implemented a new technological platform to support the business of its overseas units.

R$4.328     billion invested in IT maintenance, expansion and innovation.

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14. Marketing

Bradesco's communications initiatives Presença  (Presence), adopted in 2009, and Lado a Lado (Side by Side), introduced in 2010, remained active throughout 2011. The idea is to explore the delivery of a number of products and services to demonstrate how Bradesco is always present and working side-by-side with its customers.

In the media, the brand continued to mark its presence in the daily lives of millions of Brazilians. It began the year with a campaign to publicize its various service channels and show that it will be working side-by-side with people during the summer. Throughout the year, its Perguntas  (Questions) campaign showed that it had the solutions to meet the needs and resolve the doubts of its individual and corporate customers, while its campaign to open more than a thousand branches in Brazil during the  year demonstrated its presence in the remotest municipalities and underlined its commitment to the country’s future.

Bradesco supported and sponsored a series of social and cultural events throughout 2011 which helped enrich Brazilian culture, including traditional festivals, carnivals, regional festivals, concerts and plays. On the social and environmental responsibility front, it sponsored forums, fairs and conferences and promoted community financial education meetings.

It also launched a campaign to reinforce its position as a sponsor of Brazilian sporting activities which included a film and advertisements, in addition to demonstrating its support for six sports federations. Launched during transmission of the Panamerican games, the campaign marked the beginning of an initiative that will last until 2016, when the Olympic Games, which Bradesco sponsors as a bank and insurer, come to Rio de Janeiro.

Bradesco’s end-of-year film, entitled Acreditar (Believe), adopted an emotional and inspirational tone to put across the message that “Living is the best sport.” With images of children involved in sports such as basketball, judo, swimming, running and soccer, the film shows that they have to believe in themselves and those around them in order to overcome life's challenges. The Bank emphasized the importance of believing in people, friends, family and the country and reaffirmed its presence side-by-side with the Brazilian people, no matter what the situation.

For the 16th consecutive year, Grupo Bradesco Seguros presented the city of Rio de Janeiro with its traditional “Christmas Tree” on Rodrigo de Freitas lake. With the theme Um presente para a família brasileira (A present for the Brazilian family), the “tree,” which is already part of the city’s calendar of tourist attractions, embodied the principles of social and environmental responsibility, being powered by a biodiesel generator.

288       regional, industry and/or professional events held nationwide, including trade fairs, seminars, congresses and cultural/community events, received Bradesco’s support in 2011.

15. Sustainability at Bradesco Organization

Ever since it was founded, the Bradesco Organization has been committed to the social and economic development of Brazil. Issues such as education, banking inclusion and best practices in regard to sustainable business development have always been part of its day-to-day activities.

The Organization has been investing in the education of children and teenagers since 1956, when Fundação Bradesco was founded. In 2011, as part of its sustainability strategy, it began holding financial education lectures in the communities where it operates, in Rio de Janeiro and São Paulo, covering such topics as household budgets, spending controls, the correct use of credit cards and debt negotiations. Offering access to banking services, insurance, pension plans and education for underprivileged populations is parts of the Bank's business strategy, which is based on the concept of growth with sustainable development and respect for stakeholders. All of our actions in this area are focused on three pillars: sustainable finances, responsible management and social and environmental investments. Sustainability initiatives are evaluated by the Executive Sustainability Committee, comprising a member of the Board of Directors, executives and departmental heads.

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As a result of its commitment to sustainable development, Bradesco has been included in a number of indicators with high market credibility. For the sixth consecutive year, it was included in the NYSE’s Dow Jones Sustainability Index, which is made up of companies with the best sustainable development performance. Since 2010, it has been part of the BM&FBOVESPA’s Carbon Efficient Index (ICO2), comprising companies that monitor their greenhouse gas emissions as part of their concern for global warming, and for the seventh consecutive year it was included in the BM&FBOVESPA’s Corporate Sustainability Index (ISE), which consists of those companies with the best corporate sustainability indicators.

Having adhered to the Equator Principles since 2004, in 2011 the Organization took part in discussions in London and Washington to revise the commitment, as a result of which the signatory financial institutions undertook to adopt criteria for evaluating the risk and social and environmental impact of the projects they finance. To do so, Bradesco was aided by the Loan and Market Relations Departments.

BRAM - Bradesco Asset Management evaluates social, environmental and corporate governance questions in its investment analysis, adhering the UN’s Principles for Responsible Investment (PRI), when making investment decisions.

As part of its sustainability strategy, Bradesco joined the United Nations Environment Programme – Finance Initiative (UNEP-FI). The initiative establishes a commitment to adopt best practices in order to integrate social and environmental issues into business decisions and operations in all markets.

The quality of Bradesco’s personnel management was recognized by a number of publications, including Guia Você S/A Exame Best Companies to Work For yearbook and the 100 Best Companies to Work for in Brazil guide, published by Época  magazine in partnership with the Great Place to Work institute. It was also included in the list of the 100 Companies with the Best Organizational Human Development Index (IDHO) and the Best Companies in People Management by Valor Carreira magazine, a Valor Econômico publication.

Concerned with the rational use of natural resources and in line with the Guidelines of the Eco-efficient Management Program, the Organization has an entire area dedicated to managing electricity and water consumption. The Program also covers other initiatives, including recycling, the appropriate disposal of technological waste and the use of certified paper, refilled ink cartridges and furniture made of certified wood.

Bradesco has been publishing its Sustainability Report on an annual basis since 2006, based on the GRI – Global Reporting Initiative guidelines. This report is a valuable instrument for disclosing the Organization’s main sustainable development initiatives. For further information, go to bancodoplaneta.com.br.

Fundação Bradesco

Fundação Bradesco, the Organization’s pioneering social investment vehicle which runs one of the largest private social and educational programs in Brazil and the world, has 40 schools which are located in all Brazilian states, including the Federal District, mostly in socially and economically underprivileged regions.

In 2011, the Foundation had 112,081 students enrolled in its schools in the following areas: Basic Education (Kindergarten to High School); Vocational Training - High School; Youth and Adult Education; and Preliminary and Continuing Vocational Training, which focuses on creating jobs and income. In addition to a formal education, the more than 50,000 students enrolled in the Foundation’s basic education system also receive uniforms, school supplies, meals, and medical and dental assistance free of charge.

A total of 382,329 students also completed at least one of the distance learning courses available on the Virtual School e-learning portal, while a further 134,764 benefited from partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar and  Aprender).

The pass rate at the Fundação Bradesco schools averaged 95.15% in 2011.

The Foundation’s high-school level vocational training courses are in line with the prevailing technical education model in Brazil and are divided among the following subjects: natural resources (agriculture and cattle raising); industrial control and processes (electronics); information and communications (IT), and management and business (administration). In addition to technical information, the courses provide an education focused on constant learning and updating.

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One of Fundação Bradesco’s main concerns is to produce creative, productive and entrepreneurial citizens and it therefore offers training and vocational courses for workers at a variety of levels. There are a wide range of courses with flexible and customized curriculums that aim to provide the students with a foundation for starting up their own businesses or taking advantage of better jobs and opportunities in the market. These include printing technology, agriculture and cattle raising, business administration, information technology, fashion, leisure and development, all of which are designed to increase ties with regional markets and the specific interests of the communities in question.

In order to facilitate the insertion of high school students into the labor market, Fundação Bradesco participates in the National Young Apprentice Program, which is also supported by the Bradesco Organization, during which employees become educators and tutors in the youths’ development process.

Created in partnership with Banco Bradesco, the Educa+Ação Program enables Fundação Bradesco to share the positive results of its literacy courses with public schools, using the same experience, teaching methods and learning materials. In 2011, the program included 127 schools in 14 cities in the states of São Paulo and Mato Grosso do Sul, benefiting nearly 24 thousand students and 956 teachers.

For the ninth consecutive year, National Volunteer Action Day, held on March 20, mobilized more than 35 thousand volunteers from all the Foundation’s units, who performed over 830 thousand services in the areas of citizenship, education, leisure, sports and the environment at more than 160 sites, including the Digital Inclusion Centers (CIDs).

Fundação Bradesco uses the CIDs to promote digital inclusion in the needy communities surrounding its schools, some of which are indigenous communities. They also function as learning and professional training centers and are engaged in promoting social responsibility and entrepreneurship, in addition to strengthening engagement and instilling a sense of civic duty.

The Program to Promote Computer Use by the Visually Impaired, created in 1998, has already trained 11,549 individuals, ensuring the social inclusion of thousands of people. Fundação Bradesco also develops initiatives in several other areas, including environmental education, finance and taxes, work and consumption, sexuality and personal care, prevention of drug abuse and the responsible use of the internet. These programs draw on the support of various partners specializing in preparing educators and educational materials, including Canal Futura, SOS Mata Atlântica, the Military Police, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, and the Federal Revenue Service.

Fundação Bradesco helps improve the quality of life of the communities where it operates, making it a socially responsible investment in the best sense of the term. It also represents a unique means of distributing the wealth generated by the Bradesco Organization, given that most of its resources derive from its status as a Bradesco shareholder.

R$291.892     million in investments by Fundação Bradesco in 2011, with R$385.473 million programmed for 2012 to finance educational benefits for: a) 111,170 students enrolled in the Foundation’s schools, in basic education, youth and adult education, and preliminary and continuing vocational training; b) around 300 thousand students who will complete at least one of the distance-learning courses on offer (EaD); and c) 83 thousand people through partnership projects and initiatives, including the Digital Inclusion Centers (CIDs), the Educa+Ação program and technology courses (Educar  and Aprender).

R$3.534         billion, in present value, invested by Fundação Bradesco to finance its activities in the last ten years.

R$241.001      million in other investments by the Bradesco Organization in 2011, in social projects focusing on education, the arts, culture, sports, health, sanitation, combating hunger and food safety.

Bradesco Sports and Education Program

Aiming to encourage citizenship and social inclusion among children and teenagers, the Bradesco Sports and Education Program has been promoting the practice of sporting activities for more than 24 years, together with initiatives related to education, health, and well-being.

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The Program maintains 21 Training and Specialist Centers in Osasco (SP) to teach women’s basketball and volleyball in the Sports Development Center, Fundação Bradesco schools, Sports Centers and private and public schools. Every year, more than 2 thousand girls aged between from 8 and 18 take part in the program, reinforcing the Organization’s commitment to a country that is ever more accepting of valuing talent, effort and the full exercise of citizenship.

16. Recognition

Ratings  – In 2011, Bradesco received the highest ratings attributed to Brazilian banks from domestic and international ratings agencies:

•       Management & Excellence – M&E maintained Bradesco’s AAA+ Sustainability Rating, the highest score possible. Bradesco has received an AAA+ rating since 2006, when it became the first Brazilian bank to be evaluated in all areas of sustainability. The survey covers 592 points in strategic areas;

•       Fitch Ratings raised Bradesco’s long-term foreign currency rating from BBB to BBB+, its long-term domestic currency rating from BBB+ to A- and its short-term domestic currency rating from F2 to F1. Bradesco Seguros’ Insurer Financial Strength Rating was raised from BBB+ to A-;

•       Moody’s Investors Service raised Bradesco’s long-term foreign currency deposit rating from Baa3 to Baa2,  with a positive outlook, its short-term foreign currency deposit rating from Prime-3 to Prime-2, and its long-term foreign currency senior debt rating from Baa2 to Baa1, with a positive outlook; and

•       The Japanese credit risk classification agency R&I – Rating and Investment Information, Inc., raised Bradesco’s issuer rating from BBB-  to BBB.

Rankings – In 2011 Bradesco was honored by several important domestic and international publications:

•       The 6th most valuable brand in the global banking sector, according to a survey by the consulting firm Brand Finance, known as the Brand Finance Global Banking 500 - 2011, published in The Banker magazine. This is the first time that a bank from a developing economy has reached this position;

•       The most valuable brand in Brazil for the fifth consecutive year, according to the traditional ranking by Superbrands, a Brand Finance subsidiary. In the global ranking of 500 companies, Bradesco was placed 28th;

•       The largest private-capital corporate group in Brazil, according to the annual publication Grandes Grupos, published by Valor Econômico newspaper;

•       Elected by Consumidor Moderno magazine as the company that best relates to its customers in the Banking, Credit Card and Insurance categories;

•       Elected the company with the 4th Best Social and Environmental Responsibility Practices in the world and the only Brazilian company among the top 15, according to Newsweek  magazine’s World’s Greenest Companies ranking;

•       Considered one of the 100 most sustainable companies in the world, according to the 7th edition of the Global 100 ranking, prepared by Corporate Knights magazine;

•       One of the strongest banks in the world, according to a study by Bloomberg News, the leading global financial news agency;

•       Sixth place in a ranking of the ten largest banks in the United States and Latin America in terms of market capitalization, according to Economatica;

•       Elected Publicly-Held Company of 2010 by the Association of Capital Market and Investment Professionals – APIMEC, which unites analysts of publicly held companies in Brazil

•       Elected among best the financial institutions for employees to begin their career with, according to a survey by Você S/A magazine, of the Exame Group, conducted in association with Fundação Instituto de Administração – FIA and Cia. de Talentos. This  survey, the only one of its kind in the world, evaluates the working environment and personnel management policies for employees at the beginning of their career;

•       Elected Best Company in Customer Service in 2010 by a survey conducted by Exame magazine in association with the Ibero-Brazilian Relationship Institute (IBRC), which lists the best companies in customer service in the country. This is the second consecutive year that the Bradesco Organization has won this title. Bradesco is also the Bank with the best internet services;

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•       Outstanding performance in a survey by the Brazilian Consumer Rights Institute (IDEC), which evaluates financial institutions’ customer relations practices and policies. The Bank did exceptionally well in the Customer Relations, Advertising and Collection categories, underlining its commitment to excellent customer service and ethical behavior in regard to the sale of products and services;

•       Recognized, for the 12th consecutive year, by the Association of Capital Market Analysts and Investment Professionals (APIMEC), for its commitment to transparency and excellent relations with market analysts and investors, as well as its highly organized approach to its APIMEC - SP meetings;

•       BRAM – Bradesco Asset Management won the Top Management Award from ValorInveste magazine, a Valor Econômico publication, in recognition of the best fund managers in the country, according to a survey by Standard & Poor’s, the largest risk classification agency in the world. Bradesco also did exceptionally well in the Star Ranking published in the same edition, which listed the best investment funds in the fixed income, equities and mixed allocation categories; and

•       Grupo Bradesco Seguros, the largest insurance group in Brazil, was recognized by the 2011 edition of Exame  magazine’s Melhores   e Maiores yearbook and by IstoÉ Dinheiro magazine’s As Melhores da Dinheiro yearbook in the Insurance, Pension Plan and Health categories. It was also elected the top insurance company in Brazil for the 5th consecutive year by the 2011 edition of the Valor 1000 yearbook, led by Bradesco Saúde, considered the largest company in the health segment, Bradesco Vida e Previdência, ranked number one in the life and pension plan segment, and Bradesco Capitalização, considered the largest private company in the savings bond segment.

Awards – The Organization won 73 awards from independent sources in 2011 in recognition of the quality of its products and services:

•       Elected Best in Personnel Management among companies with more than 10 thousand employees by Valor Carreira magazine, based on a survey by Aon Hewitt;

•       IT Executive of the Year Award, in the IT Governance and Adoption of Emerging Technologies categories, promoted by Information Week magazine;

•       E-Learning Brasil award, in the National Reference category, by MicroPower;

•       Best Internet Banking for Individuals in Brazil Award, from the American magazine Global Finance;

•       Top of Mind Internet  2011 Award, in the Teens and Lan House categories, by Uol and DataFolha;

•       Top of Mind award, as the most remembered bank in the Bank and Savings categories, in a survey conducted by DataFolha among thousands of people throughout Brazil. Bradesco Seguros won the award in the Insurance category, while Bradesco Saúde was one of the most remembered in the Health Plan category;

•       Professionals of the Year award, granted to Grupo Bradesco de Seguros for the Vai Que advertising campaign, in the National Campaign category, awarded by Rede Globo.

Certifications – A Management System is an interconnection of parts, elements or units that ensures the functioning and management of an organized structure, thereby contributing to operational excellence and results. The Bradesco Organization has received the following certifications for its Management System:

•       SA8000 – Social Responsibility

This certificate recognizes respect for employees and working relations, children’s rights, the fight against child labor, and the maintenance of a safe and healthy workplace. In 2011, the certification was expanded to cover more than 19 thousand employees and approximately 5.5 thousand third-party service providers.

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•       ISO 14001 – Environmental Management and OHSAS 18001 – Occupational Health and Safety

ISO 14001 recognizes management systems that help achieve environmental goals, especially initiatives for reducing the generation of solid waste from construction work and input consumption and for controlling the risk of occupational incidents and illnesses. Bradesco was the first financial institution in Brazil to receive this certification, for the Avenida Paulista building, in Sao Paulo, and the Information Technology Center, in Cidade de Deus, in Osasco.

•       ISO 14064 – Measurement and Reporting of Greenhouse Gas Emissions

This certification covers the entire Bradesco Organization and includes direct and indirect emissions from the importing of electricity and other indirect emissions from companies whose operations Banco Bradesco S.A. controls.

•       GoodPriv@cy – Data Protection and Privacy

Fifteen of Bradesco’s products and services have received this certificate, which guarantees the adoption of internationally established data protection and privacy standards.

•       ISO 9001 – Quality Management

At the end of 2011, 208 of the Organization’s products and services had been granted this quality certificate. This management system seeks to continuously improve processes and business performance in order to increase customer satisfaction while considering the needs of all stakeholders.

•       ISO 27001 – Information Security Management

Bradesco holds two certifications for logic security processes, seeking to guarantee access codes for applications on the Bank’s internal network in the Security and Contingency Management area, in addition to certifications of infrastructure, storage and operations in the Information Technology Building – CTI.

•       ISO 20.000 – Management of IT Service Delivery

Bradesco holds a certification for the “Processing of Transaction Routines and Services, File Transfers, Printing of Customer Documents and Reports, Data Communication, Software Installation and Support in User Equipment.

Our achievements in 2011 have strengthened our work over the last 68 years, in an economic environment that has not always been favorable, and consolidated the Organization’s positioning in the various segments of the domestic financial market. Above all, these results reflect the success of our efforts to promote the development of Brazil, in which banking inclusion plays an essential role in reducing inequality and improving the living standards of the population. We would like to thank our shareholders and customers for their support and trust and our employees and other collaborators for their dedicated and efficient work.

Cidade de Deus, January 30, 2012

The Board of Directors and
the Board of Executive Officers

(*)Excludes the mark-to-market effect of available-for-sale securities recorded under shareholders’ equity.

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Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	December	September	December
Current assets	562,506,507	523,934,140	448,412,103
Cash and cash equivalents (Note 6)	22,573,846	10,018,083	15,737,880
Interbank investments (Notes 3d and 7)	80,409,064	84,183,100	71,941,920
Investments in federal funds purchased and securities sold under agreements to repurchase	71,526,347	76,028,087	66,178,702
Interbank deposits	8,883,970	8,156,717	5,764,604
Allowance for loan losses	(1,253)	(1,704)	(1,386)
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	224,554,220	194,946,379	152,314,736
Own portfolio	131,896,960	125,507,723	108,767,706
Subject to repurchase agreements	73,902,952	64,860,406	39,687,170
Derivative financial instruments (Notes 3f, 8e II and 32b)	755,178	2,630,271	1,543,924
Subject to the Brazilian Central Bank	8,500,046	1,901	-
Underlying guarantee provided	2,101,308	1,887,281	2,259,646
Securities subject to unrestricted repurchase agreements	7,397,776	58,797	56,290
Interbank accounts	71,300,080	70,741,214	65,260,837
Unsettled payments and receipts	33,170	976,599	52,653
Restricted credits (Note 9):
- Compulsory deposits - Brazilian Central Bank	71,210,757	69,707,946	65,197,019
- National treasury - rural loans	578	578	578
- National Housing System (SFH)	3,238	1,763	6,094
Correspondent banks	52,337	54,328	4,493
Interdepartmental accounts	1,076,713	688,693	563,840
Internal transfer of funds	1,076,713	688,693	563,840
Loan operations (Notes 3g, 10 and 32b)	112,208,345	109,423,126	97,358,996
Loan operations:
- Public sector	642,055	959,838	640,088
- Private sector	123,256,396	119,643,000	105,968,093
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(11,690,106)	(11,179,712)	(9,249,185)
Leasing operations (Notes 2, 3g, 10 and 32b)	5,470,640	5,840,364	7,049,715
Leasing receivables:
- Public sector	4,571	6,810	9,553
- Private sector	10,582,854	11,146,582	13,274,780
Unearned income from leasing	(4,463,540)	(4,675,714)	(5,516,071)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(653,245)	(637,314)	(718,547)
Other receivables	42,876,830	46,523,599	36,799,702
Receivables on sureties and guarantees honored (Note 10a-3)	10,241	8,944	5,759
Foreign exchange portfolio (Note 11a)	9,893,051	13,999,732	9,445,491
Receivables	671,821	608,478	480,980
Securities trading	2,213,190	1,861,361	540,998
Specific loans	2,193	2,226	1,747
Insurance premiums receivable	2,322,922	2,347,850	1,917,062
Sundry (Note 11b)	28,471,268	28,321,699	25,052,823
Allowance for other loan losses (Notes 3g, 10f, 10g and 10h)	(707,856)	(626,691)	(645,158)
Other assets (Note 12)	2,036,769	1,569,582	1,384,477
Other assets	1,044,399	676,040	681,242
Provision for losses	(522,405)	(221,693)	(247,053)
Prepaid expenses (Notes 3i and 12b)	1,514,775	1,115,235	950,288
Long-term receivables	183,583,922	186,303,873	177,370,555
Interbank investments (Notes 3d and 7)	1,894,062	1,779,775	1,290,114
Interbank investments	1,894,062	1,779,775	1,290,114

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Consolidated Balance Sheet – R$ thousand

Assets	2011		2010
	December	September	December
Securities and derivative financial instruments (Notes 3e, 3f, 8 and 32b)	41,169,373	49,675,235	61,203,254
Own portfolio	34,406,424	28,992,647	26,423,150
Subject to repurchase agreements	6,053,058	19,836,301	34,332,159
Derivative financial instruments (Notes 3f, 8e II and 32b)	163,659	173,735	66,461
Privatization currencies	81,328	82,397	87,658
Underlying guarantees provided	464,904	590,155	293,826
Interbank accounts	528,685	521,249	501,610
Restricted credits (Note 9):
- SFH	528,685	521,249	501,610
Loan operations (Notes 3g, 10 and 32b)	107,156,705	102,441,369	85,604,960
Loan operations:
- Public sector	399,481	440,743	319,862
- Private sector	112,869,947	108,226,547	90,237,928
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(6,112,723)	(6,225,921)	(4,952,830)
Leasing operations (Notes 2, 3g, 10 and 32b)	5,053,182	5,645,598	7,876,326
Leasing receivables:
- Public sector	-	-	3,991
- Private sector	10,584,266	11,625,666	15,669,034
Unearned income from leasing	(5,157,314)	(5,561,638)	(7,075,344)
Allowance for leasing losses (Notes 3g, 10f, 10g and 10h)	(373,770)	(418,430)	(721,355)
Other receivables	26,923,447	25,470,895	20,570,618
Receivables	36,476	27,085	14,006
Securities trading	218,459	333,316	324,547
Sundry (Note 11b)	26,671,260	25,113,336	20,234,661
Allowance for loan losses (Notes 3g, 10f, 10g and 10h)	(2,748)	(2,842)	(2,596)
Other assets (Note 12)	858,468	769,752	323,673
Other assets	565	565	565
Prepaid expenses (Notes 3i and 12b)	857,903	769,187	323,108
Permanent assets	15,442,123	12,051,355	11,702,072
Investments (Notes 3j, 13 and 32b)	2,051,717	1,721,028	1,576,790
Interest in unconsolidated companies:
- In Brazil	1,377,255	1,192,374	1,153,337
Other investments	937,472	791,664	686,579
Allowance for losses	(263,010)	(263,010)	(263,126)
Premises and equipment (Notes 3k and 14)	4,412,633	3,811,582	3,762,070
Premises	1,204,813	1,179,256	1,111,812
Other assets	8,721,606	7,927,748	7,744,067
Accumulated depreciation	(5,513,786)	(5,295,422)	(5,093,809)
Leased assets (Note 14)	210	1,058	4,061
Leased assets	8,578	8,946	13,944
Accumulated depreciation	(8,368)	(7,888)	(9,883)
Intangible assets (Notes 3l and 15)	8,977,563	6,517,687	6,359,151
Intangible assets	14,656,406	11,932,227	10,771,479
Accumulated amortization	(5,678,843)	(5,414,540)	(4,412,328)
Total	761,532,552	722,289,368	637,484,730

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Balance Sheet – R$ thousand

Liabilities	2011		2010
	December	September	December
Current liabilities	467,011,126	433,890,594	397,234,106
Deposits (Notes 3n and 16a)	132,108,336	139,898,063	125,595,059
Demand deposits	33,120,757	31,861,863	36,224,557
Savings deposits	59,656,319	56,583,682	53,435,652
Interbank deposits	506,045	367,653	256,284
Time deposits (Notes 16a and 32b)	38,825,215	51,084,865	34,571,351
Other deposits	-	-	1,107,215
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	160,814,898	135,493,085	136,886,423
Own portfolio	92,262,194	95,349,584	84,891,447
Third-party portfolio	57,751,033	36,250,448	44,084,563
Unrestricted portfolio	10,801,671	3,893,053	7,910,413
Funds from issuance of securities (Notes 16c and 32b)	14,508,443	9,942,359	4,930,632
Mortgage and real estate notes, letters of credit and others	13,877,269	9,403,322	3,646,915
Debentures (Note 16c-1)	-	-	742,906
Securities issued abroad	631,174	539,037	540,811
Interbank accounts	681,787	479,448	40,069
Correspondent banks	681,787	479,448	40,069
Interdepartmental accounts	3,932,282	2,494,774	3,749,535
Third-party funds in transit	3,932,282	2,494,774	3,749,535
Borrowing (Notes 17a and 32b)	15,760,057	11,724,375	7,229,447
Borrowing abroad	15,760,057	11,724,375	7,229,447
Onlending in Brazil - official institutions (Notes 17b and 32b)	11,218,989	11,709,671	9,328,600
National treasury	56,455	67,642	36,660
Brazilian Development Bank (BNDES)	4,430,487	5,011,301	3,642,975
Caixa Econômica Federal – Federal savings bank (CEF)	18,079	17,529	46,248
Fund for financing the acquisition of industrial machinery and equipment (Finame)	6,712,720	6,613,199	5,602,717
Other institutions	1,248	-	-
Onlending abroad (Notes 17b and 32b)	83,998	64,292	5,663
Onlending abroad	83,998	64,292	5,663
Derivative financial instruments (Notes 3f, 8e II and 32b)	451,433	1,581,784	596,106
Derivative financial instruments	451,433	1,581,784	596,106
Technical reserves for insurance, pension plans and savings bonds (Notes 3o and 21)	82,059,465	75,871,532	67,102,574
Other liabilities	45,391,438	44,631,211	41,769,998
Collection of taxes and other contributions	337,691	3,021,262	300,296
Foreign exchange portfolio (Note 11a)	3,123,287	7,091,181	5,632,311
Social and statutory	2,352,511	1,920,747	2,158,225
Tax and social security (Note 20a)	4,775,106	5,193,410	4,607,222
Securities trading	2,551,279	2,532,060	1,033,920
Financial and development funds	1,521	323	270
Subordinated debts (Notes 19 and 32b)	7,509,427	3,081,126	8,000,110
Sundry (Note 20b)	24,740,616	21,791,102	20,037,644
Long-term liabilities	237,653,174	233,420,961	191,375,883
Deposits (Notes 3n and 16a)	85,315,891	84,765,897	67,605,540
Interbank deposits	13,742	2,269	19,160
Time deposits (Notes 16a and 32b)	85,302,149	84,763,628	67,586,380
Federal funds purchased and securities sold under agreements to repurchase (Notes 3n and 16b)	36,633,328	35,964,490	34,610,737
Own portfolio	36,633,328	35,948,008	34,595,548
Unrestricted portfolio	-	16,482	15,189

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Consolidated Balance Sheet – R$ thousand

Liabilities	2011		2010
	December	September	December
Funds from issuance of securities (Notes 16c and 32b)	27,013,719	22,936,291	12,743,319
Mortgage and real estate notes, letters of credit and others	19,235,015	15,323,987	7,926,919
Funds from debentures (Note 16c-1)	-	-	221
Securities issued abroad	7,778,704	7,612,304	4,816,179
Borrowing (Notes 17a and 32b)	1,497,384	1,515,502	760,460
Borrowing abroad	1,497,384	1,515,502	760,460
Onlending in Brazil - official institutions (Notes 17b and 32b)	24,686,508	24,043,635	20,872,055
BNDES	8,627,613	8,467,336	8,116,358
CEF	50,952	53,622	40,096
Finame	16,007,340	15,522,046	12,714,980
Other institutions	603	631	621
Derivative financial instruments (Notes 3f, 8e II and 32b)	283,138	142,661	133,594
Derivative financial instruments	283,138	142,661	133,594
Technical reserves for insurance, pension plans and savings bonds (Notes 3o and 21)	21,593,528	21,227,239	20,074,517
Other liabilities	40,629,678	42,825,246	34,575,661
Tax and social security (Note 20a)	16,146,584	14,970,770	12,581,493
Subordinated debts (Notes 19 and 32b)	19,400,664	23,099,334	18,314,836
Sundry (Note 20b)	5,082,430	4,755,142	3,679,332
Deferred income	671,330	622,272	360,355
Deferred income	671,330	622,272	360,355
Non-controlling interest in subsidiaries (Note 22)	615,258	613,440	471,536
Shareholders' equity (Note 23)	55,581,664	53,742,101	48,042,850
Capital:
- Domiciled in Brazil	29,684,780	29,696,304	29,478,012
- Domiciled abroad	415,220	403,696	521,988
Unrealized capital	-	-	(1,500,000)
Capital reserves	11,441	11,441	62,614
Profit reserves	26,732,531	24,908,925	19,481,986
Asset valuation adjustments	(1,079,199)	(1,095,156)	8,299
Treasury shares (Notes 23d and 32b)	(183,109)	(183,109)	(10,049)
Shareholders’ equity managed by the Parent Company	56,196,922	54,355,541	48,514,386
Total	761,532,552	722,289,368	637,484,730

The accompanying Notes are an integral part of these Financial Statements.

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Consolidated Balance Sheet – R$ thousand

	2011			2010
	4th Quarter	3rd Quarter	December	December
Revenues from financial intermediation	23,524,165	25,326,959	90,981,562	70,660,261
Loan operations (Note 10j)	12,135,148	12,253,075	46,182,879	37,621,180
Leasing operations (Note 10j)	398,671	311,581	1,598,279	2,238,171
Operations with securities (Note 8h)	6,604,519	8,501,704	26,234,954	16,960,870
Financial income from insurance, pension plans and savings bonds (Note 8h)	2,847,640	2,386,598	10,194,307	9,326,041
Derivative financial instruments (Note 8h)	(200,290)	(640,820)	(669,073)	971,246
Foreign exchange operations (Note 11a)	158,766	784,613	1,214,800	530,036
Compulsory deposits (Note 9b)	1,560,135	1,710,064	6,141,846	2,905,053
Sale or transfer of financial assets	19,576	20,144	83,570	107,664

Financial intermediation expenses	15,669,252	20,539,720	62,853,325	43,804,515
Federal funds purchased and securities sold under agreements to repurchase (Note 16e)	10,074,058	11,126,389	39,979,564	27,668,328
Adjustment for inflation and interest on technical reserves for insurance, pension plans and savings bonds (Note 16e)	2,045,254	1,582,155	6,712,688	6,083,511
Borrowing and onlending (Note 17c)	591,465	3,924,434	4,074,550	1,009,826
Leasing operations (Note 10j)	683	808	3,616	5,727
Allowance for loan losses (Notes 3g, 10g and 10h)	2,957,792	3,905,934	12,082,907	9,037,123

Gross income from financial intermediation	7,854,913	4,787,239	28,128,237	26,855,746

Other operating income (expenses)	(4,298,449)	(2,447,792)	(13,498,739)	(12,084,505)
Fee and commission income (Note 24)	3,962,747	3,772,299	14,778,468	13,103,557
- Other fee and commission income	3,035,350	2,889,493	11,412,379	10,356,930
- Revenues from banking fees	927,397	882,806	3,366,089	2,746,627
Insurance, pension plan and savings bond retained premiums (Notes 3o and 21d)	11,056,705	8,953,967	37,362,674	30,477,800
- Net premiums written	11,137,679	9,025,255	37,635,598	30,671,918
- Reinsurance premiums	(80,974)	(71,288)	(272,924)	(194,118)
Variation in technical reserves for insurance, pension plans and savings bonds (Note 3o)	(6,019,952)	(3,996,907)	(18,262,267)	(14,340,102)
Retained claims (Note 3o)	(2,851,328)	(2,874,895)	(11,168,612)	(9,577,429)
Savings bonds drawings and redemptions (Note 3o)	(724,626)	(735,506)	(2,651,048)	(2,185,732)
Insurance, pension plan and savings bond selling expenses (Note 3o)	(527,389)	(482,648)	(1,911,137)	(1,603,158)
Personnel expenses (Note 25)	(3,139,541)	(3,378,538)	(11,558,635)	(9,302,386)
Other administrative expenses (Note 26)	(3,573,651)	(3,314,342)	(13,017,572)	(11,194,268)
Tax expenses (Note 27)	(1,061,117)	(695,318)	(3,679,776)	(3,180,468)
Equity in the earnings of unconsolidated companies (Note 13b)	53,085	40,667	143,817	127,251
Other operating income (Note 28)	908,450	2,902,150	8,170,042	2,593,808
Other operating expenses (Note 29)	(2,381,832)	(2,638,721)	(11,704,693)	(7,003,378)
Operating income	3,556,464	2,339,447	14,629,498	14,771,241
Non-operating income (Note 30)	123,583	9,791	3,832	(171,491)
Income before income taxes and social contribution and non-controlling interest	3,680,047	2,349,238	14,633,330	14,599,750
Income taxes and social contribution (Notes 34a and 34b)	(928,359)	481,648	(3,465,628)	(4,455,636)
Non-controlling interest in subsidiaries	(26,005)	(15,731)	(139,436)	(122,441)
Net income	2,725,683	2,815,155	11,028,266	10,021,673

The accompanying Notes are an integral part of these Financial Statements.

Bradesco	133

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Statement of Changes in Shareholders’ Equity – R$ thousand

	Events	Paid-in capital		Capital reserves		Profit reserves		Asset valuation adjustments		Treasury shares	Retained earnings	Total
		Capital stock	Unrealized capital	Share premium	Other	Legal	Statutory	Bradesco	Subsidiaries
	Balances on September 30, 2011	30,100,000	-	11,441	-	3,133,128	21,775,797	(205,503)	(889,653)	(183,109)	-	53,742,101
	Asset valuation adjustments	-	-	-	-	-	-	(122,840)	138,797	-	-	15,957
	Net income	-	-	-	-	-	-	-	-	-	2,725,683	2,725,683
Allocations:	- Reserves	-	-	-	-	136,284	1,687,322	-	-	-	(1,823,606)	-
	- Interest on shareholders’ equity provisioned	-	-	-	-	-	-	-	-	-	(575,924)	(575,924)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(326,153)	(326,153)
	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664

	Balances on December 31, 2009	26,500,000	-	56,465	6,149	2,254,302	12,768,368	7,921	349,420	(188,874)	-	41,753,751
	Capital increase through reserves	2,000,000	-	-	-	-	(2,000,000)	-	-	-	-	-
	Capital increase through share subscription	1,500,000	(1,500,000)	-	-	-	-	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(14,789)	-	(14,789)
	Cancellation of treasury shares	-	-	-	-	-	(193,614)	-	-	193,614	-	-
	Asset valuation adjustments	-	-	-	-	-	-	164,373	(513,415)	-	-	(349,042)
	Net income	-	-	-	-	-	-	-	-	-	10,021,673	10,021,673
Allocations:	- Reserves	-	-	-	-	501,083	6,151,847	-	-	-	(6,652,930)	-
	- Interest on shareholders’ equity paid	-	-	-	-	-	-	-	-	-	(2,464,538)	(2,464,538)
	- Dividends paid	-	-	-	-	-	-	-	-	-	(904,205)	(904,205)
	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850

	Balances on December 31, 2010	30,000,000	(1,500,000)	56,465	6,149	2,755,385	16,726,601	172,294	(163,995)	(10,049)	-	48,042,850
	Capital increase through reserves	100,000	-	(56,465)	(6,149)	(37,386)	-	-	-	-	-	-
	Capital increase through share subscription	-	1,500,000	-	-	-	-	-	-	-	-	1,500,000
	Share premium	-	-	11,441	-	-	-	-	-	-	-	11,441
	Acquisition of treasury shares	-	-	-	-	-	-	-	-	(173,060)	-	(173,060)
	Asset valuation adjustments	-	-	-	-	-	-	(500,637)	(586,861)	-	-	(1,087,498)
	Net income	-	-	-	-	-	-	-	-	-	11,028,266	11,028,266
Allocations:	- Reserves	-	-	-	-	551,413	6,736,518	-	-	-	(7,287,931)	-
	- Interest on shareholders’ equity paid and/or provisioned	-	-	-	-	-	-	-	-	-	(2,933,987)	(2,933,987)
	- Dividends paid and/or provisioned	-	-	-	-	-	-	-	-	-	(806,348)	(806,348)
	Balances on December 31, 2011	30,100,000	-	11,441	-	3,269,412	23,463,119	(328,343)	(750,856)	(183,109)	-	55,581,664

The accompanying Notes are an integral part of these Financial Statements.

134	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Value Added Statement – R$ thousand

Description	2011						2010
	4th Quarter	%	3rd Quarter	%	December	%	December	%
1) Income	24,364,934	302.3	26,579,290	402.9	94,485,839	309.3	73,742,232	266.6
1.1) Financial intermediation	23,524,165	291.9	25,326,959	383.9	90,981,562	297.8	70,660,261	255.5
1.2) Fee and commission	3,962,747	49.2	3,772,299	57.2	14,778,468	48.4	13,103,557	47.4
1.3) Allowance for loan losses	(2,957,792)	(36.7)	(3,905,934)	(59.2)	(12,082,907)	(39.6)	(9,037,123)	(32.7)
1.4) Other	(164,186)	(2.1)	1,385,966	21.0	808,716	2.7	(984,463)	(3.6)
2) Financial intermediation expenses	(12,711,460)	(157.7)	(16,633,786)	(252.2)	(50,770,418)	(166.2)	(34,767,392)	(125.7)
3) Inputs acquired from third-parties	(3,018,296)	(37.5)	(2,779,433)	(42.0)	(10,900,214)	(35.7)	(9,307,277)	(33.7)
Materials, water, electricity and gas	(156,361)	(1.9)	(158,407)	(2.4)	(605,871)	(2.0)	(505,551)	(1.8)
Outsourced services	(960,710)	(11.9)	(935,873)	(14.2)	(3,609,729)	(11.8)	(3,131,152)	(11.3)
Communication	(402,243)	(5.0)	(408,006)	(6.2)	(1,578,862)	(5.2)	(1,413,635)	(5.1)
Financial system services	(146,646)	(1.8)	(134,908)	(2.0)	(511,379)	(1.7)	(368,332)	(1.3)
Advertising and marketing	(330,480)	(4.1)	(211,114)	(3.2)	(937,481)	(3.1)	(801,216)	(2.9)
Transportation	(224,266)	(2.8)	(201,415)	(3.1)	(784,585)	(2.6)	(643,838)	(2.3)
Data processing	(242,797)	(3.0)	(246,831)	(3.7)	(934,008)	(3.1)	(875,259)	(3.2)
Maintenance and repairs	(157,768)	(2.0)	(138,614)	(2.1)	(557,807)	(1.8)	(462,118)	(1.7)
Security and surveillance	(93,902)	(1.2)	(83,585)	(1.3)	(333,422)	(1.1)	(274,046)	(1.0)
Travel	(48,133)	(0.6)	(41,870)	(0.6)	(160,884)	(0.5)	(124,175)	(0.4)
Other	(254,990)	(3.2)	(218,810)	(3.2)	(886,186)	(2.8)	(707,955)	(2.7)
4) Gross value added (1-2-3)	8,635,178	107.1	7,166,071	108.7	32,815,207	107.4	29,667,563	107.2
5) Depreciation and amortization	(628,284)	(7.8)	(610,225)	(9.3)	(2,409,494)	(7.9)	(2,134,408)	(7.7)
6) Net value added produced by the Entity (4-5)	8,006,894	99.3	6,555,846	99.4	30,405,713	99.5	27,533,155	99.5
7) Value added received through transfer	53,085	0.7	40,667	0.6	143,817	0.5	127,251	0.5
Equity in the earnings (losses) of unconsolidated companies	53,085	0.7	40,667	0.6	143,817	0.5	127,251	0.5
8) Value added to distribute (6+7)	8,059,979	100.0	6,596,513	100.0	30,549,530	100.0	27,660,406	100.0
9) Value added distributed	8,059,979	100.0	6,596,513	100.0	30,549,530	100.0	27,660,406	100.0
9.1) Personnel	2,722,860	33.9	2,999,154	45.5	10,093,694	33.0	8,047,868	29.1
Salaries	1,438,089	17.8	1,326,467	20.1	5,106,320	16.7	4,344,897	15.7
Benefits	692,434	8.6	579,508	8.8	2,277,910	7.5	1,855,937	6.7
Government Severance Indemnity Fund for Employees (FGTS)	119,710	1.5	112,775	1.7	449,117	1.5	388,496	1.4
Other	472,627	6.0	980,404	14.9	2,260,347	7.3	1,458,538	5.3
9.2) Taxes, fees and contributions	2,406,157	29.9	593,054	9.0	8,610,345	28.2	8,890,622	32.1
Federal	2,286,653	28.4	478,275	7.3	8,149,101	26.7	8,471,087	30.6
State	983	-	1,865	-	4,957	-	5,281	-
Municipal	118,521	1.5	112,914	1.7	456,287	1.5	414,254	1.5
9.3) Value distributed to providers of capital	179,274	2.2	173,419	2.6	677,789	2.2	577,802	2.1
Rentals	176,429	2.2	170,386	2.6	666,185	2.2	567,177	2.1
Asset leasing	2,845	-	3,033	-	11,604	-	10,625	-
9.4) Value distributed to shareholders	2,751,688	34.0	2,830,886	42.9	11,167,702	36.6	10,144,114	36.7
Interest on shareholders’ equity	575,924	7.1	797,710	12.1	2,933,987	9.6	2,464,538	8.9
Dividends	326,153	4.0	164,396	2.5	806,348	2.6	904,205	3.3
Retained earnings	1,823,606	22.6	1,853,049	28.1	7,287,931	23.9	6,652,930	24.1
Non-controlling interest in retained earnings	26,005	0.3	15,731	0.2	139,436	0.5	122,441	0.4

The accompanying Notes are an integral part of these Financial Statements.

Bradesco	135

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Consolidated Cash Flow – R$ thousand

	2011			2010
	4th Quarter	3rd Quarter	December	December
Cash flow from operating activities:
Net Income before income tax and social contribution	3,680,047	2,349,238	14,633,330	14,599,750
Adjustments to Net Income before income tax and social contribution	6,792,014	5,521,706	26,895,470	21,118,652
Allowance for loan losses	2,957,792	3,905,934	12,082,907	9,037,123
Depreciation and amortization	628,284	610,225	2,409,494	2,134,408
Losses from/provisions for asset impairment	5,475	146,914	158,356	7,943
Expenses with civil, labor and tax provisions	1,379,037	(585,092)	5,699,609	3,579,141
Expenses with adjustment for inflation and interest on technical reserves for insurance, pension plans and savings bonds	2,045,254	1,582,155	6,712,688	6,083,511
Equity in the earnings (losses) of unconsolidated companies	(53,085)	(40,667)	(143,817)	(127,251)
(Gain)/loss on sale of investments	(178,331)	(55,999)	(234,330)	(192,680)
(Gain)/loss on sale of fixed assets	6,549	1,406	10,739	15,194
(Gain)/loss on sale of foreclosed assets	58,155	51,918	237,760	292,595
Other	(57,116)	(95,088)	(37,936)	288,668
Adjusted net income before taxes	10,472,061	7,870,944	41,528,800	35,718,402
(Increase) in interbank investments	(2,149,041)	(14,279,607)	(15,287,156)	(17,707,596)
(Increase) in securities and derivative financial instruments	(37,491,870)	(27,103,427)	(74,608,895)	(39,851,703)
(Increase)/decrease in interbank and interdepartmental accounts	2,188,336	(435,579)	259,012	509,769
(Increase) in loan and leasing operations	(9,414,865)	(12,080,021)	(43,992,122)	(49,641,125)
(Increase)/decrease in insurance premiums receivable	24,928	(58,964)	(405,860)	350,529
Increase in technical reserves for insurance, pension plans and savings bonds	4,508,968	1,578,313	9,763,214	5,521,659
Increase in deferred income	49,058	117,044	310,975	39,730
(Increase)/decrease in other receivables and other assets	957,076	(3,509,918)	(11,106,691)	(3,262,758)
(Increase) in compulsory deposits in the Brazilian Central Bank	(1,502,811)	(4,545,508)	(6,013,738)	(47,273,390)
Increase/(decrease) in deposits	(7,239,733)	11,103,049	24,223,628	22,127,515
Increase in federal funds purchased and securities sold under agreements to repurchase	25,990,651	7,253,080	25,951,066	58,224,114
Increase in funds from issuance of securities	8,643,512	3,835,088	23,848,211	10,191,367
Increase in borrowing and onlending	4,189,461	3,849,846	15,050,711	10,868,489
Increase/(decrease) in other liabilities	(3,826,373)	2,201,181	2,739,323	2,302,473
Income tax and social contribution paid	(528,035)	(1,391,377)	(5,386,208)	(3,198,980)
Net cash provided by/(used in) operating activities	(5,128,677)	(25,595,856)	(13,125,730)	(15,081,505)
Cash flow from investing activities:
(Purchases)/proceeds from available-for-sale securities	16,022,811	14,388,515	23,628,963	(23,644,309)
(Purchases of) held-to-maturity securities	(463,707)	(668,913)	(2,021,299)	(3,553,413)
Proceeds from sale of foreclosed assets	69,187	56,053	230,103	327,377
Sale of investments	185,450	5,242	193,286	124,177
Proceeds from the sale of premises and equipment and operating leased assets	7,255	7,662	23,315	226,844
Acquisition of foreclosed assets	(226,579)	(171,831)	(687,875)	(836,203)
Acquisition of investments	(250,565)	(2,371)	(383,185)	(72,198)
Acquisition of premises and equipment and operating leased assets	(872,518)	(438,464)	(1,750,779)	(1,446,577)
Acquisition of intangible assets	(2,865,539)	(474,350)	(3,970,810)	(2,428,276)
Dividends and interest on shareholders' equity received	10,496	15,891	76,152	39,965
Net cash provided by/(used in) investing activities	11,616,291	12,717,434	15,337,871	(31,262,613)
Cash flow from financing activities:
Increase in subordinated debts	729,631	1,616,749	595,145	3,210,969
Capital increase in cash and share premium	-	-	1,511,441	-
Dividends and interest on shareholders’ equity paid	(446,534)	(783,351)	(3,530,183)	(2,884,013)
Decrease/Increase in non-controlling interest	(24,187)	(1,154)	4,286	(448,580)
Acquisition of own shares	-	(120,018)	(173,060)	(14,789)
Net cash provided by/(used in) financing activities	258,910	712,226	(1,592,371)	(136,413)
Net increase/(decrease) in cash and cash equivalents	6,746,524	(12,166,196)	619,770	(46,480,531)
Cash and cash equivalents – at the beginning of the period	30,113,628	42,279,824	36,240,382	82,720,913
Cash and cash equivalents – at the end of the period	36,860,152	30,113,628	36,860,152	36,240,382
Net increase/(decrease) in cash and cash equivalents	6,746,524	(12,166,196)	619,770	(46,480,531)

The accompanying Notes are an integral part of these Financial Statements.

136	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements index

We present below the Notes to the Consolidated Financial Statements of Bradesco, subdivided as follows:

Page

1) OPERATIONS	134
2) PRESENTATION OF THE FINANCIAL STATEMENTS	134
3) SIGNIFICANT ACCOUNTING POLICIES	136
4) INFORMATION FOR COMPARISON PURPOSES	145
5) BALANCE SHEET AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT	146
6) CASH AND CASH EQUIVALENTS	147
7) INTERBANK INVESTMENTS	148
8) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	149
9) INTERBANK ACCOUNTS – COMPULSORY DEPOSITS	163
10) LOAN OPERATIONS	164
11) OTHER RECEIVABLES	176
12) OTHER ASSETS	178
13) INVESTMENTS	178
14) PREMISES AND EQUIPMENT AND LEASED ASSETS	180
15) INTANGIBLE ASSETS	181
16) DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES	184
17) BORROWING AND ONLENDING	189
18) PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY	190
19) SUBORDINATED DEBT	194
20) OTHER LIABILITIES	195
21) INSURANCE, PENSION PLAN AND SAVINGS BOND OPERATIONS	196
22) NON-CONTROLLING INTEREST IN SUBSIDIARIES	199
23) SHAREHOLDERS’ EQUITY (PARENT COMPANY)	199
24) FEE AND COMMISSION INCOME	203
25) PERSONNEL EXPENSES	203
26) OTHER ADMINISTRATIVE EXPENSES	204
27) TAX EXPENSES	204
28) OTHER OPERATING INCOME	204
29) OTHER OPERATING EXPENSES	205
30) NON-OPERATING INCOME	205
31) RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)	206
32) FINANCIAL INSTRUMENTS	208
33) EMPLOYEE BENEFITS	219
34) INCOME TAX AND SOCIAL CONTRIBUTION	221
35) OTHER INFORMATION	224

Bradesco	137

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company that offers multiple services by carrying out all types of authorized banking activities through its commercial, foreign exchange, consumer financing and housing loan portfolios. The Bank operates in a number of other activities through its direct and indirect subsidiaries, particularly in leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and savings bonds. Operations are conducted within the context of the Bradesco Organization companies, working in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of Bradesco include the financial statements of Banco Bradesco, its foreign branches, subsidiaries and jointly-controlled entities, in Brazil and abroad, including SPEs (Special Purpose Entities). They were prepared based on accounting practices determined by Laws 4,595/64 (Brazilian Financial System Law) and 6,404/76 (Brazilian Corporation Law), with the amendments introduced by Laws 11,638/07 and 11,941/09 related to the accounting of operations, as well as the rules and instructions of the National Monetary Council (CMN) and the Brazilian Central Bank (Bacen), Brazilian Securities and Exchange Commission (CVM), when applicable, National Private Insurance Council (CNSP), Insurance Superintendence (Susep) and National Supplementary Healthcare Agency (ANS), and consider the financial statements of leasing companies based on the finance lease accounting method, whereby leased fixed assets are reclassified to the leasing operations account, less the residual value paid in advance.

In the preparation of our consolidated financial statements, intercompany transactions, including investments, asset and liability account balances, revenue, expenses and unrealized profit were eliminated and net income and shareholders’ equity due to the non-controlling interest were accounted for in a separate line item. In the case of investments which are jointly controlled with other shareholders, asset, liability and income and loss components were proportionally consolidated in the consolidated financial statements in proportion to the interest in the capital stock of each investee. Goodwill determined on acquisition of investments in subsidiaries and jointly-controlled entities is included investments and intangible assets (Note 15a). The exchange variation arising from transactions of foreign branches and subsidiaries is presented in the income statement accounts together with changes in the value of derivative financial instruments and borrowing and onlending operations, in order to eliminate the effect of these investment hedge instruments.

The financial statements include estimates and assumptions, such as: the calculation of estimated losses from loan operations; estimates of the fair value of certain financial instruments; civil, tax and labor provisions; losses from impairment of securities classified as available-for-sale and held-to-maturity and non-financial assets; other provisions; the calculation of technical reserves for insurance, pension plans and savings bonds; and the determination of the useful life of specific assets. Actual results may differ from those established by these estimates and assumptions.

Bradesco’s consolidated financial statements were approved by the Board of Directors on January 30, 2012.

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Notes to the Consolidated Financial Statements

We present below the main direct and indirect investees included in the Consolidated Financial Statements:

	Activity	Total ownership interest
		2011		2010
		December 31	September 30	December 31
Financial Area - Brazil
Alvorada Cartões, Crédito, Financiamento e Investimento S.A.	Banking	100.00%	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.95%	99.95%	99.95%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%	100.00%
Banco Bankpar S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	98.35%	98.35%	98.35%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%	100.00%
Bankpar Arrendamento Mercantil S.A.	Leasing	100.00%	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%	100.00%
Banco BERJ S.A. (5)	Banking	96.23%	-	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%	100.00%
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%	100.00%
Banco Ibi S.A.	Cards	100.00%	100.00%	100.00%
Cielo S.A. (1) (2)	Services	28.65%	28.65%	28.65%
Cia. Brasileira de Soluções e Serviços - Alelo (1) (6)	Services	50.01%	50.01%	45.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%	100.00%
Financial Area – Abroad
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%	99.99%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3)	Banking	100.00%	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%	100.00%
Banco Bradesco S.A. Nassau Branch (4)	Banking	-	-	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%	100.00%
Insurance, Pension Plan and Savings Bond Area
Atlântica Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Argentina de Seguros S.A.	Insurance	99.90%	99.90%	99.90%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Bradesco Capitalização S.A.	Savings bonds	100.00%	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%	100.00%
Odontoprev S.A.	Insurance/dental health	43.50%	43.50%	43.50%
Bradesco Seguros S.A.	Insurance	100.00%	100.00%	100.00%
Bradesco Vida e Previdência S.A.	Pension plan/insurance	100.00%	100.00%	100.00%
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%	100.00%
Other Activities
Andorra Holdings S.A.	Holding	100.00%	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance brokerage	100.00%	100.00%	100.00%
Bradesplan Participações Ltda.	Holding	100.00%	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A. (7)	Real estate	100.00%	-	-
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%	100.00%
Scopus Tecnologia Ltda.	Information technology	100.00%	100.00%	100.00%
União Participações Ltda.	Holding	100.00%	100.00%	100.00%
(1)   Company proportionally consolidated, pursuant to CMN Resolution 2,723/00 and CVM Rule 247/96;
(2)   The special purpose entity Brazilian Merchant Voucher Receivables Limited is being consolidated. The company takes part in the securitization operation of the future flow of credit card bills receivables of customers domiciled abroad. The operation was concluded in June 2011 (Note 16d);
(3)   The special purpose entity International Diversified Payment Rights Company is being consolidated. The company takes part in the securitization operation of future flow of payment orders received from overseas (Note 16d);
(4)   Activities discontinued in January 2011 and operations were transferred to Banco Bradesco S.A. Grand Cayman Branch;
(5)   Company acquired at an auction held by the state of Rio de Janeiro in May 2011, consolidated as of November 2011. The main consolidated balances are presented in Note 4;
(6)   Increase of interest through share acquisition in January 2011; and
(7)   Company incorporated in October 2011.

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Notes to the Consolidated Financial Statements

3)      SIGNIFICANT ACCOUNTING POLICIES

a)   Functional and Presentation Currencies

Consolidated financial statements are presented in Reais, which is Bradesco’s functional currency. Operations of foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and therefore, assets, liabilities and income or loss are adjusted to comply with accounting practices adopted in Brazil and translated into Reais using the exchange rate of the applicable currency. Gains and losses arising from this translation process are reallocated in the period’s income statement to the item “Derivative Financial Instruments” and “Borrowing and Onlending Operations”.

b)   Determination of net income

Net income is determined on the accrual basis of accounting, which establishes that income and expenses should be included in the determination of net income in the period to which they relate, simultaneously when correlated, regardless of receipt or payment.

Transactions with fixed rates are recorded at their redemption value and income and expenses related to future periods are recorded as a deduction from the corresponding assets and liabilities. Financial income and expenses are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to foreign transactions which are calculated based on the straight-line method.

Floating rate or foreign-currency-indexed transactions are updated to the balance sheet date.

Insurance and coinsurance premiums accepted, net of premiums assigned in coinsurance and reinsurance, as well as corresponding commissions, are recognized in income over the period of corresponding insurance policies and invoices and are deferred for appropriation on a straight-line basis, during the risk coverage period, by means of accrual and reversal of unearned premiums reserve and deferred selling expenses. Accepted coinsurance and retrocession operations are recorded based on the information received from other companies and reinsurance companies, respectively.

Pension plan contributions and life insurance premiums with a survival clause are recognized in income statement as they are received.

Income from savings bonds is recorded when effectively received, except for pre-printed bonds of fixed amounts and lump-sum payments, which are recorded at the time of issue. The expenses for placement of bonds, classified as “Selling Expenses,” are recognized as they are incurred. Brokerage expenses are recorded when the respective savings bond contributions are effectively received. Redemptions and drawings are recorded simultaneously to the accounting for the corresponding revenues.

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Expenses with technical reserves for pension plans and savings bonds are recorded when their corresponding revenues are recognized.

c)   Cash and cash equivalents

Cash and cash equivalents are represented by: cash in domestic and foreign currency, investments in gold, investments in federal funds purchases and securities sold under agreements to repurchase and interest-earning deposits in other banks, with maturity at inception of 90 days or less and present an insignificant risk of change in fair value, used by Bradesco to manage its short-term commitments.

The breakdown of cash and cash equivalents and investments recorded in cash and cash equivalents is presented in Note 6.

d)   Interbank investments

Unrestricted purchase and sale commitments are recorded at fair value. Other investments are recorded at acquisition cost, plus income earned up to the balance sheet date, net of loss accrual, when applicable.

The breakdown, terms and proceeds relating to interbank investments is presented in Note 7.

e)   Securities – Classification:

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recorded at the acquisition cost, plus income earned and adjusted to market value in the income statement for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recorded at their acquisition cost, plus income earned, which is recorded in profit or loss in the period and adjusted to market value within shareholders' equity, net of tax effects, which will be only recognized in profit or loss when effectively realized; and

•       Held-to-maturity securities – securities for which there is intention and financial capacity to hold in the portfolio up to maturity. They are recorded at acquisition cost, plus earnings recognized in profit or loss for the period.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated at their estimated fair value in the consolidated balance sheet. The fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

The classification, breakdown and segmentation of securities are presented in Note 8 a to d.

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f)    Derivative financial instruments (assets and liabilities)

Classified based on Management’s intended use thereof on the date of entering into the operation and whether it was carried out for hedging purposes or not.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customers’ requests for the management of their positions. Gains and losses are recorded in income or expenses accounts of the respective financial instruments.

Derivative financial instruments used to mitigate risks deriving from exposure to variations in the market value of financial assets and liabilities are designated as hedges and are classified according to their nature as a:

•       Market risk hedge: for financial instruments classified in this category as well as the hedge-related financial assets and liabilities, gains and losses, realized or not, are recorded in the income statement; and

•       Cash flow hedge: the effective valuation or devaluation of financial instruments classified in this category is recorded, net of tax effects, in a specific account in shareholders’ equity. The ineffective portion of the respective hedge is directly recognized in the income statement.

The breakdown of amounts included in derivative financial instruments, in equity and memorandum accounts, is disclosed in Note 8 e to h.

g)   Loan and leasing operations, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loan and leasing operations, advances on foreign exchange contracts and other receivables with credit characteristics are classified according to their corresponding risk levels in compliance with: (i) the parameters established by CMN Resolution 2,682/99, at nine levels of risk from “AA” (minimum risk) to “H” (maximum risk); and (ii) Management’s assessment risk. This assessment, which is carried out on a periodic basis, considers current economic conditions and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. Moreover, the length of the delay in payment defined in CMN Resolution 2,682/99 is also taken into account for customer risk rating purposes as follows:

Past-due period (1)	Customer rating
● from 15 to 30 days	B
● from 31 to 60 days	C
● from 61 to 90 days	D
● from 91 to 120 days	E
● from 121 to 150 days	F
● from 151 to 180 days	G
● more than 180 days	H

(1)   For operations with unexpired term of over 36 months, the past-due periods are doubled, as allowed by CMN Resolution 2,682/99.

Interest and adjustment for inflation on past-due operations are recognized only up to the 59th day they are past due. From the 60th day, they are recognized in deferred income.

H-rated past-due operations remain at this level for six months, after which they are written-off against the existing allowance and controlled in memorandum accounts for at least five years.

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Renegotiated operations are maintained, at least, at the same classification as their prior rating. Renegotiations already charged-off against the allowance and that were recorded in memorandum accounts are rated as “H” level and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant payment on the operation or when new material facts justify a change in risk level, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated at an amount sufficient to cover probable losses and takes into consideration CMN and Bacen rules and instructions, together with assessments carried out by the Management, in the determination of credit risk.

Types, figures, terms, risk levels, concentration, economic activity sector, renegotiation and income from loan operations, as well as the breakdown of expenses and equity accounts of allowance for loan losses are presented in Note 10.

h)   Income tax and social contribution (assets and liabilities)

Income tax and social contribution credits, calculated on income tax and social contribution losses and temporary additions are recorded in “Other Receivables - Sundry” and the provisions for deferred tax liabilities on tax differences in leasing depreciation and mark-to-market adjustments of securities are recorded in “Other Liabilities – Tax and Social Security”. Only the 25% income tax rate applies to the tax difference in leasing depreciation.

Tax credits on temporary additions will be realized upon use and/or reversal of the corresponding provisions to which they refer. Tax credits on tax losses and negative basis of social contribution will be realized as taxable income is generated, considering the 30% limit of the taxable profit of the reference period. Such tax credits are recorded based on current expectations for realization, taking into account the technical studies and analyses carried out by Management.

The provision for income tax is recorded at a rate of 15% of taxable income, plus a 10% surcharge. Social contribution on net income is calculated at a 15% rate for financial institutions and insurance companies and at 9% for other companies.

Tax credits brought forward from previous periods prior to the legislation that increased the social contribution rate to 15% for financial and insurance companies, were recorded up to the limit of the corresponding consolidated tax liabilities.

Provisions were recorded for other income and social contribution taxes in accordance with specific applicable legislation.

Pursuant to Law 11,941/09, changes in the determination criteria for income, costs and expenses included in the net income for the period, enacted by Law 11,638/07 and by Articles 37 and 38 of Law 11,941/09, shall not have an effect on taxable income, and, for tax purposes, accounting methods and criteria in force on December 31, 2007 are considered. For accounting purposes, the tax effects of adopting the aforementioned laws are recorded in the corresponding deferred tax assets and liabilities.

The breakdown of income tax and social contribution, the statement of their calculation, origin and expectation of realization of tax credits, as well as unrecorded tax credits, are presented in Note 34.

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Notes to the Consolidated Financial Statements

i)    Prepaid expenses

Prepaid expenses are represented by payments for future benefits or services, which are recognized in the income statement according to the accrual method of accounting.

Incurred costs related to corresponding assets that will generate revenues in subsequent periods are recorded in the income statement according to terms and amounts of benefits expected and written-off directly in the income statement, when corresponding assets and rights are no longer part of institution’s assets or future expected benefits may no longer be realized.

The breakdown of prepaid expenses is presented in Note 12b.

j)    Investments

Investments in subsidiaries, jointly-controlled entities and unconsolidated companies, with significant influence over the investee or ownership of 20% or more in voting capital, are evaluated by the equity method of accounting.

Tax incentives and other investments are assessed at acquisition cost, net of the provision for impairment, when applicable.

Subsidiaries’ and jointly-controlled entities’ accounts were included in the Company’s consolidated financial statements, and their breakdown is detailed in Note 2. The breakdown of unconsolidated companies, as well as of other investments, is presented in Note 13.

k)   Fixed assets

Relate to tangible assets used in the Bank’s activities or acquired for this purpose, including those from operations which transfer risks, benefits and controls of the assets.

Fixed assets are stated at acquisition cost, net of the respective accumulated depreciations, calculated using the straight-line method according to the estimated economic useful life of assets, as follows: premises – 4% p.a.; furniture and fixtures, machinery and equipment – 10% p.a.; transport systems – 20% p.a.; and data processing systems – 20% to 50% p.a., and reduced by impairment provisions, when applicable.

The breakdown of asset costs and corresponding depreciation, including those arising from operating leases, as well as the unrecorded surplus value for real estate and fixed asset ratios, is presented in Note 14.

l)    Intangible assets

Intangible assets are intangible rights acquired for business activities or used with that purpose.

Intangible assets comprise:

•       Future profitability/customer portfolio acquired and acquisition of the right to provide banking services: this is recorded and amortized, when applicable, over the period in which the asset will directly and indirectly contribute to future cash flows and reduced by impairment provisions, when applicable; and

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•       Software: this is recorded at cost less amortization calculated using the straight-line method during the estimated useful life (20% to 50% p.a.), which is estimated as of the date it is available for use  and reduced by impairment provisions, when applicable. Internal software development costs are recognized as assets when it is possible to demonstrate the intention and ability to complete such development, as well as reliably measuring costs directly attributable to the software, which will be amortized during its estimated useful life, considering the future economic benefits generated.

The breakdown of goodwill and other intangible assets, including transactions of these rights by class, is presented in Note 15.

m)  Asset impairment

Securities classified as available-for-sale and held-to-maturity, as well as non-financial assets, except other assets and tax credits, are tested, at least annually, for impairment. If an impairment loss is recognized, it must be recognized in the income statement for the period when the book value of an asset exceeds its recoverable value (calculated by: (i) the potential sale value or realization value less the respective expenses or (ii) the value in use calculated by the cash generating unit, whichever is highest).

A cash generating unit is the smallest identifiable group of assets that generates cash flows substantially independent from other assets and groups.

Impairment losses are presented in Note 15 b and c.

n)   Deposits and federal funds purchased and securities sold under agreements to repurchase

These are recorded at the amount of the liabilities and include, when applicable, related charges up to the balance sheet date, on a daily prorated basis.

The breakdown of securities recorded in deposits and federal funds purchased and securities sold under agreements to repurchase, as well as its terms and amounts recognized in the balance sheet and income statement accounts, is presented in Note 16.

o)   Technical reserves related to insurance, pension plan and savings bond activities

Technical reserves are calculated according to actuarial technical notes as set forth by Susep and ANS, and criteria set forth by CNSP Resolutions 162/06, 181/07, 195/08 and 204/09.

•       Basic, life and health insurance lines:

-  The unearned premiums reserve (PPNG) comprises retained premiums (except reinsurance assignment, as according to CNSP Resolution 195/08, since 2009, insurance companies should not deduct the amounts transferred to third parties through reinsurance operations from the calculation of reserves), which are deferred during the term of the insurance policies, determining the daily prorated  value of the unearned premium of the unexpired risk period (future risk of policies in effect). According to Resolution 206/09,  ANS eliminated PPNG for private healthcare companies and insurance companies. It also established the accounting of  earned premiums on a pro-rata basis;

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-   The reserve for claims incurred but not reported (IBNR) is calculated based on an actuarial calculation to quantify the amount of claims occurred and not reported by policyholders/beneficiaries. Pursuant to CNSP Resolution 195/08, since 2009, insurance companies have not been permitted to deduct the amounts transferred to third parties through reinsurance operations from the calculation of reserves;

-   The reserve for unsettled claims is recorded based on indemnity estimates for notices of claims received from policyholders/beneficiaries up to the balance sheet date. The reserve is adjusted for inflation and includes all claims under litigation. In the case of health insurance, the reserve for unsettled claims comprises the following: (i) up to February 2011, only litigations, which complements the IBNR reserve; and (ii) as from March 2011, the estimated payments, according to claims reported up to the end of the quarter;

-   The complementary reserve for premium (PCP) is recorded on a monthly basis to complement the PPNG and includes estimates for the risks in effect but not issued (RVNE);

-   The premium deficiency reserve is recorded when there is insufficiency of the unearned premium reserve to cover incurred claims, considering expected indemnities and related expenses, throughout periods to be incurred related to risks in effect on the reference date of calculation;

-   Other technical reserves refer to the reserve for future adjustments of premiums and those required for the technical balance of the individual health plan portfolio, adopting a method included in the actuarial technical note approved by ANS.  For basic lines, this provision refers to premiums of extended warranty for products whose manufacturer’s guarantee has not ended;

-   The reserve for vested benefits from the individual health plan portfolio refers to a 5-year coverage for dependents if the policyholder is deceased, adopting a formula included in the actuarial technical note approved by ANS; and

-   The reserve for unvested benefits from the individual health plan portfolio comprises liabilities arising from payment release contractual clauses referring to health plan coverage, and its recognition complies with Normative Resolution (RN) 75/04 of ANS, and premiums for the payment release of Bradesco Saúde policyholders -“Plano GBS”.

•       Pension plans and life insurance covering survival:

-   The mathematical reserve for unvested benefits refers to participants whose benefits have yet to begin. In pension plans known as “traditional”, the reserve represents the difference between the current value of future benefits and the current value of future contributions, corresponding to obligations assumed under retirement, disability, pension and regular income plans. The reserve is calculated using methodologies and assumptions set forth in the Actuarial Technical Notes;

-   Mathematical reserves for unvested benefits pegged to life insurance and unrestricted benefit generating pension plans (VGBL and PGBL) represent the amount of contributions made by participants, net of costs and other contractual charges, plus financial earnings generated by investments in fund quotas in Exclusive Investment Funds (FIEs);

-   The mathematical reserve for vested benefits granted refers to participants already using the benefits and corresponds to the present value of future obligations related to the payment of ongoing benefits;

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-   The contribution deficiency (PIC) is recorded for a possible unfavorable fluctuation in technical risks taken in the mathematical reserve for benefits to be granted, considering that the participants are likely to have a higher survival rate. In plans covering survival, the reserve is calculated on an actuarial basis and takes into consideration the actuarial tables AT-2000 Male (normalized) for males and AT-2000 Female (normalized) for females, with an improvement rate of 1.5% p.a. and actual interest rate of 4% p.a. In disability plans covering survival risks, the provision takes into consideration the biometric AT-49 Male table and real interest rate of 4% p.a. The improvement rate is calculated using a technique that automatically updates the survival table, considering the expected increase in future survival rates;

-   The financial fluctuation reserve is recorded up to a limit of 15% of the mathematical reserve for benefits to be granted related to pension plans in the category of variable contribution with a guarantee of earnings to cover possible financial fluctuations. The real interest rate of 4% p.a. is used to calculate this provision;

-   The reserve for administrative expenses is recorded to cover administrative expenses of defined benefit and variable contribution plans, and it is calculated in conformity with the methodology set forth in the actuarial technical note; and

-   The reserve for financial surplus corresponds to the portion of financial revenue from the investment of provisions that exceeds the minimum returns from pension plans that have a financial excess participation clause.

•       Savings bonds:

-   The mathematical reserve for redemptions is recorded for each active or suspended savings bond during the estimated term set forth in the general conditions of the plan, and it is calculated according to the methodology set forth in the actuarial technical notes approved by Susep;

-   The reserves for redemptions are established for the expired savings bonds and unexpired plans where early redemption has been required by the customer. The reserves are adjusted for inflation based on the indexes determined in each plan;

-   The reserves for unrealized and payable drawings are recorded to cover prizes in future drawings (unrealized) and also for prizes in drawings where customers have already been selected (payable);

-   The reserve for contingencies is recorded to cover possible insufficiencies related to payments of redemptions required and/or premiums from drawings; and

-   The reserve for administrative expenses is recorded to cover the plan’s disclosure and selling expenses, brokerage and other expenses. The reserve complies with the methodology set forth in an actuarial technical note.

Technical reserves by account, product and segment, as well as amounts and breakdown of plan assets covering these technical reserves, are presented in Note 21.

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p)   Provisions, contingent assets and liabilities and legal liabilities – tax and social security

The provisions, contingent assets and liabilities, and legal liabilities are recognized, measured and disclosed in accordance with the criteria defined by CPC 25, approved by CMN Resolution 3,823/09 and CVM Resolution 594/09:

•       Contingent assets: are not recognized in the financial statements, except when Management has control over the situation or when there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, characterizing the gain as practically certain and confirmed expectations of receipt or compensation with another liability. Contingent assets with probable chances of success are disclosed in the notes to the financial statements;

•       Provisions: these are recorded taking into consideration the opinion of legal advisors, the nature of the lawsuits, similarity with previous processes, complexity and positioning of the courts, whenever the loss is assessed as probable, which would cause a probable outflow of funds for the settlement of liabilities and when the amounts involved are measurable with sufficient reliability;

•       Contingent liabilities: according to CPC 25, the term “contingent” refers to liabilities that will not be recorded as their existence will only be confirmed by the occurrence of one or more future and uncertain events beyond Management’s control. Contingent liabilities with possible losses are not recognized in the consolidated financial statements and are disclosed in the note when relevant. Liabilities classified as remote are not recorded as provision nor disclosed; and

•       Legal obligations - provision for tax risks: results from judicial proceedings, being contested on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully recognized in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recorded, by type, are presented in Note 18.

q)   Funding expenses

Expenses related to funding transactions involving the issuance of securities are recognized in the income statement over the term of the transaction and are presented as reduction of the corresponding liability (Notes 16c and 19).

r)    Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and monetary and exchange variations (on a daily prorated basis), and less provision for losses, when deemed appropriate. Liabilities comprise known or measurable amounts, including related charges and monetary and exchange variations (on a daily  prorated basis).

s)   Subsequent events

These refer to events occurring between the reporting date of financial statements and the date their issuance is authorized.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing on the reporting date of the financial statements; and

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•       Events not resulting in adjustments: events relating to conditions not existing on the reporting date of the financial statements.

There was no subsequent event for the consolidated financial statements as of December 31, 2011.

4)      INFORMATION FOR COMPARISON PURPOSES

a)   Consolidation

As of November 2011, Bradesco included Banco BERJ S.A. in its consolidated financial statements. Thus, the company’s main balance sheet items for December 31, 2012 and income statement items for the period from November 4, 2011 to December 31, 2011 are as follows:

R$ thousand

BALANCE SHEET	December 2011
ASSETS
Current and long-term assets	520,654
Cash and cash equivalents	16
Interbank investments	6,019
Interbank deposits	52
Other receivables and assets	514,567
Permanent assets	20,181
- Investments	18,192
- Fixed assets	1,989
Total	540,835

LIABILITIES
Current and long-term liabilities	472,310
Demand, time and other deposits	78,393
Borrowing and onlending	1,248
Other liabilities	392,669
Shareholders' equity	68,525
Total	540,835

R$ thousand

INCOME STATEMENT	From November 4 to December 31, 2011
Gross income from financial intermediation	9,766
Other operating income/expenses	8,245
Operating income	18,011
Non-operating income	21,529
Income before income tax and social contribution and non-controlling interest	39,540
Income tax and social contribution	(86)
Net income	39,454

b)   Reclassifications

No reclassifications or other material information were recorded in current or previous periods that may affect the comparison with financial statements on December 31, 2011.

Bradesco	149

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

5)      BALANCE SHEET AND INCOME STATEMENT ADJUSTED BY OPERATING SEGMENT

a)      Balance sheet

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Assets
Current and long-term assets	587,909,453	70,597,138	120,632,457	9,807	832,567	(33,890,993)	746,090,429
Cash and cash equivalents	16,472,706	6,027,841	124,783	8,053	7,074	(66,611)	22,573,846
Interbank investments	81,240,632	1,062,494	-	-	-	-	82,303,126
Securities and derivative financial instruments	145,160,542	8,024,126	112,845,797	31	426,234	(733,137)	265,723,593
Interbank and interdepartmental accounts	72,905,478	-	-	-	-	-	72,905,478
Loan and leasing operations	206,897,194	54,600,099	-	-	-	(31,608,421)	229,888,872
Other receivables and other assets	65,232,901	882,578	7,661,877	1,723	399,259	(1,482,824)	72,695,514
Permanent assets	46,705,381	73,496	3,233,431	159	306,665	(34,877,009)	15,442,123
Investments	34,549,746	30,617	2,110,317	145	237,901	(34,877,009)	2,051,717
Premises and equipment and leased assets	3,993,183	16,224	364,262	14	39,160	-	4,412,843
Intangible assets	8,162,452	26,655	758,852	-	29,604	-	8,977,563
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730

Liabilities
Current and long-term liabilities	578,231,309	50,400,934	109,518,480	1,378	403,192	(33,890,993)	704,664,300
Deposits	197,054,180	20,439,134	-	-	-	(69,087)	217,424,227
Federal funds purchased and securities sold under agreements to repurchase	194,135,173	3,313,053	-	-	-	-	197,448,226
Funds from issuance of securities	34,050,300	8,409,878	-	-	-	(938,016)	41,522,162
Interbank and interdepartmental accounts	4,613,545	524	-	-	-	-	4,614,069
Borrowing and onlending	73,395,726	11,253,287	-	-	-	(31,402,077)	53,246,936
Derivative financial instruments	696,311	38,260	-	-	-	-	734,571
Technical reserves from insurance, pension plans and savings bonds	-	-	103,651,809	1,184	-	-	103,652,993
Other liabilities:
- Subordinated debts	20,506,045	6,404,046	-	-	-	-	26,910,091
- Other	53,780,029	542,752	5,866,671	194	403,192	(1,481,813)	59,111,025
Deferred income	671,330	-	-	-	-	-	671,330
Shareholders’ equity/non-controlling interest in subsidiaries	130,531	20,269,700	14,347,408	8,588	736,040	(34,877,009)	615,258
Shareholders’ equity - parent company	55,581,664	-	-	-	-	-	55,581,664
Total on December 31, 2011	634,614,834	70,670,634	123,865,888	9,966	1,139,232	(68,768,002)	761,532,552
Total on September 30, 2011	602,966,902	70,219,424	117,336,456	10,018	1,110,746	(69,354,178)	722,289,368
Total on December 31, 2010	536,574,702	44,485,862	104,998,085	9,701	1,243,742	(49,827,362)	637,484,730

150	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)      Income statement

	R$ thousand
	Financial (1) (2)		Insurance group (2) (3)		Other activities (2)	Eliminations (4)	Total consolidated
	Brazil	Abroad	Brazil	Abroad
Revenues from financial intermediation	79,574,453	1,486,757	10,194,685	-	61,581	(335,914)	90,981,562
Expenses from financial intermediation	55,510,600	966,065	6,712,688	-	-	(336,028)	62,853,325
Gross income from financial intermediation	24,063,853	520,692	3,481,997	-	61,581	114	28,128,237
Other operating income/expenses	(15,311,943)	(62,056)	1,737,213	(107)	138,268	(114)	(13,498,739)
Operating income	8,751,910	458,636	5,219,210	(107)	199,849	-	14,629,498
Non-operating income	61,707	9,921	(37,070)	(2)	(30,724)	-	3,832
Income before taxes and non-controlling interest	8,813,617	468,557	5,182,140	(109)	169,125	-	14,633,330
Income tax and social contribution	(1,573,050)	(1,692)	(1,851,929)	52	(39,009)	-	(3,465,628)
Non-controlling interest in subsidiaries	(10,420)	-	(128,705)	-	(311)	-	(139,436)
Net income for 2011	7,230,147	466,865	3,201,506	(57)	129,805	-	11,028,266
Net income for 2010	5,930,546	1,039,192	2,918,526	(796)	134,205	-	10,021,673
Net income for the fourth quarter of 2011	1,812,241	30,878	860,313	(21)	22,272	-	2,725,683
Net income for the third quarter of 2011	1,435,554	549,733	779,880	17	49,971	-	2,815,155

(1)  The “Financial” segment comprises: financial institutions; holding companies (which are mainly responsible for managing financial resources); as well as credit card, consortium and asset management companies;

(2)  The balances of balance sheet accounts, income and expenses among companies from the same segment are being eliminated;

(3)  The “Insurance Group” segment comprises insurance, pension plan and savings bond companies; and

(4)  Related to amounts eliminated among companies from different segments, as well as among operations carried out in Brazil and abroad.

6)      CASH AND CASH EQUIVALENTS

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Funds available in domestic currency	16,130,178	5,665,775	13,915,216
Funds available in foreign currency	6,443,568	4,352,206	1,822,578
Investments in gold	100	102	86
Total cash and due from banks	22,573,846	10,018,083	15,737,880
Short-term interbank investments (1)	14,286,306	20,095,545	20,502,502
Total cash and cash equivalents	36,860,152	30,113,628	36,240,382

(1)  Refer to operations with maturity dates at inception of 90 days or less and with insignificant risk of change in fair value.

Bradesco	151

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

7)      INTERBANK INVESTMENTS

a)      Breakdown and maturities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Investments in federal funds purchased and securities sold under agreements to repurchase
Own portfolio position	5,385,865	5,448,258	-	-	10,834,123	36,209,956	14,147,497
● National treasury notes	3,562,921	1,530,707	-	-	5,093,628	25,675,882	8,846,357
● National treasury bills	1,822,944	3,917,551	-	-	5,740,495	10,248,291	4,496,381
● Other	-	-	-	-	-	285,783	804,759
Funded position	23,744,447	33,578,751	-	-	57,323,198	36,048,997	44,168,250
● Financial treasury bills	12,378,643	-	-	-	12,378,643	9,017,348	17,585,733
● National treasury notes	7,933,274	27,222,342	-	-	35,155,616	17,425,398	20,171,071
● National treasury bills	3,432,530	6,356,409	-	-	9,788,939	9,606,251	6,411,446
Short position	2,184,682	1,184,344	-	-	3,369,026	3,769,134	7,862,955
● National treasury bills	2,184,682	1,184,344	-	-	3,369,026	3,769,134	7,862,955
Subtotal	31,314,994	40,211,353	-	-	71,526,347	76,028,087	66,178,702
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks	5,335,544	2,246,828	1,301,598	1,894,062	10,778,032	9,936,492	7,054,718
● Provisions for losses	(715)	(417)	(121)	-	(1,253)	(1,704)	(1,386)
Subtotal	5,334,829	2,246,411	1,301,477	1,894,062	10,776,779	9,934,788	7,053,332
Total on December 31, 2011	36,649,823	42,457,764	1,301,477	1,894,062	82,303,126
%	44.5	51.6	1.6	2.3	100.0
Total on September 30, 2011	31,316,643	51,435,917	1,430,540	1,779,775		85,962,875
%	36.4	59.8	1.7	2.1		100.0
Total December 31, 2010	27,575,524	43,290,926	1,075,470	1,290,114			73,232,034
%	37.6	59.1	1.5	1.8			100.0

b)      Income from interbank investments

Classified in the income statement as income on securities transactions.

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income from investments in purchase and sale commitments:
• Own portfolio position	935,882	1,041,206	3,681,834	2,163,927
• Funded position	1,042,563	1,263,151	4,667,842	5,718,131
• Short position	161,302	234,467	899,141	437,030
Subtotal	2,139,747	2,538,824	9,248,817	8,319,088
Income from interest-earning deposits in other banks	172,890	512,837	996,151	549,437
Total (Note 8h)	2,312,637	3,051,661	10,244,968	8,868,525

152	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

8)    SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)   Summary of the consolidated classification of securities by business segment and issuer

	R$ thousand
	2011								2010

Financial

		Insurance/ savings bonds	Private pension plans	Other activities	December 31%		September 30%		December 31%
Trading securities	131,787,491	4,860,036	33,003,087	306,486	169,957,100	76.4	131,605,875	66.0	107,796,082	59.0
- Government securities	99,618,172	3,118,369	8,751	252,541	102,997,833	46.3	71,219,378	35.7	48,208,884	26.4
- Corporate securities	31,250,482	1,741,667	483,591	53,945	33,529,685	15.1	29,772,322	15.0	26,237,150	14.3
- Derivative financial instruments (1)	918,837	-	-	-	918,837	0.4	2,804,006	1.4	1,610,385	0.9
- PGBL / VGBL restricted bonds	-	-	32,510,745	-	32,510,745	14.6	27,810,169	13.9	31,739,663	17.4
Available-for-sale securities	17,518,219	1,561,547	1,542,453	40,505	20,662,724	9.3	36,669,578	18.4	45,379,185	24.8
- Government securities	4,790,356	17,588	71,313	983	4,880,240	2.2	20,900,163	10.5	33,552,639	18.3
- Corporate securities	12,727,863	1,543,959	1,471,140	39,522	15,782,484	7.1	15,769,415	7.9	11,826,546	6.5
Held-to-maturity securities (4)	913,018	8,123,401	22,764,205	-	31,800,624	14.3	31,190,535	15.6	29,491,996	16.2
- Government securities	913,018	8,093,381	22,354,493	-	31,360,892	14.1	30,752,274	15.4	29,021,428	15.9
- Corporate securities	-	30,020	409,712	-	439,732	0.2	438,261	0.2	470,568	0.3
Subtotal	150,218,728	14,544,984	57,309,745	346,991	222,420,448	100.0	199,465,988	100.0	182,667,263	100.0
Purchase and sale commitments (2)	2,277,525	5,130,845	35,818,577	76,198	43,303,145		45,155,626		30,850,727
Overall total	152,496,253	19,675,829	93,128,322	423,189	265,723,593		244,621,614		213,517,990
- Government securities	105,321,546	11,229,338	22,434,557	253,524	139,238,965	62.6	122,871,815	61.6	110,782,951	60.6
- Corporate securities	44,897,182	3,315,646	2,364,443	93,467	50,670,738	22.8	48,784,004	24.5	40,144,649	22.0
- PGBL / VGBL restricted bonds	-	-	32,510,745	-	32,510,745	14.6	27,810,169	13.9	31,739,663	17.4
Subtotal	150,218,728	14,544,984	57,309,745	346,991	222,420,448	100.0	199,465,988	100.0	182,667,263	100.0
Purchase and sale commitments (2)	2,277,525	5,130,845	35,818,577	76,198	43,303,145		45,155,626		30,850,727
Overall total	152,496,253	19,675,829	93,128,322	423,189	265,723,593		244,621,614		213,517,990

Bradesco	153

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

b)   Breakdown of consolidated portfolio by issuer

Securities (3)	R$ thousand
	2011									2010
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
Government securities	17,159,285	274,256	10,759,163	111,046,261	139,238,965	138,160,739	1,078,226	122,871,815	1,522,346	110,782,951	(143,380)
Financial treasury bills	227,890	153,096	242,375	7,113,634	7,736,995	7,735,598	1,397	7,486,986	(60,236)	8,687,908	(12,395)
National treasury bills	-	69,799	10,012,124	43,886,144	53,968,067	53,321,638	646,429	43,598,975	907,920	34,924,429	(159,657)
National treasury notes	16,305,764	-	482,564	58,854,179	75,642,507	75,344,358	298,149	69,912,609	569,835	65,432,103	(53,936)
Brazilian foreign debt notes	625,631	-	17,875	1,103,314	1,746,820	1,627,351	119,469	1,692,298	91,779	1,564,616	69,128
Privatization currencies	-	-	-	81,328	81,328	68,409	12,919	82,397	13,285	87,658	13,807
Foreign government securities	-	50,092	-	-	50,092	50,097	(5)	88,465	9	71,004	4
Other	-	1,269	4,225	7,662	13,156	13,288	(132)	10,085	(246)	15,233	(331)
Corporate securities	13,493,397	1,606,113	3,438,276	32,132,952	50,670,738	51,949,366	(1,278,628)	48,784,004	(1,504,278)	40,144,649	(161,745)
Bank deposit certificates	172,011	358,143	949,057	378,552	1,857,763	1,857,763	-	1,970,071	-	1,724,058	-
Shares	4,219,597	-	-	-	4,219,597	5,725,623	(1,506,026)	4,112,133	(1,603,813)	4,097,694	(380,098)
Debentures	33,929	237,806	1,579,110	21,463,582	23,314,427	23,377,701	(63,274)	22,882,462	1,098	16,869,721	40,810
Promissory notes	85,009	486,523	365,264	-	936,796	938,261	(1,465)	360,387	(3,204)	2,863,436	(4,114)
Foreign corporate securities	84,061	-	-	4,344,782	4,428,843	4,267,753	161,090	4,204,801	34,019	2,928,013	91,431
Derivative financial instruments (1)	449,958	203,499	101,721	163,659	918,837	871,822	47,015	2,804,006	(9,603)	1,610,385	78,556
Other	8,448,832	320,142	443,124	5,782,377	14,994,475	14,910,443	84,032	12,450,144	77,225	10,051,342	11,670
PGBL / VGBL restricted bonds	2,732,189	1,441,504	5,400,058	22,936,994	32,510,745	32,510,745	-	27,810,169	-	31,739,663	-
Subtotal	33,384,871	3,321,873	19,597,497	166,116,207	222,420,448	222,620,850	(200,402)	199,465,988	18,068	182,667,263	(305,125)
Purchase and sale commitments (2)	42,143,826	651,306	474,932	33,081	43,303,145	43,303,145	-	45,155,626	-	30,850,727	-

Hedge – cash flow (Note 8g)

	-	-	-	-	-	-	(767,684)	-	(841,509)	-	314,016

Overall total

	75,528,697	3,973,179	20,072,429	166,149,288	265,723,593	265,923,995	(968,086)	244,621,614	(823,441)	213,517,990	8,891

154	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

c)   Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities (3)	R$ thousand
	2011									2010
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	23,710,652	1,466,667	12,149,172	94,461,000	131,787,491	130,968,116	819,375	100,237,598	984,853	72,442,708	(15,907)
National treasury bills	-	69,799	10,000,225	43,067,390	53,137,414	52,505,936	631,478	31,888,077	693,972	24,983,122	(113,253)
Financial treasury bills	217,491	59,545	185,114	6,046,112	6,508,262	6,507,040	1,222	6,294,047	(53,606)	7,078,843	(11,528)
Bank deposit certificates	162,470	351,165	61,533	138,477	713,645	713,645	-	532,194	-	301,116	-
Derivative financial instruments (1)	449,958	203,499	101,721	163,659	918,837	871,822	47,015	2,804,006	(9,603)	1,610,385	78,556
Debentures	26,644	237,211	1,079,898	20,517,608	21,861,361	21,925,029	(63,668)	21,464,492	(1,428)	15,437,177	36,475
Promissory notes	35,703	486,395	365,264	-	887,362	888,827	(1,465)	309,631	(3,203)	2,835,423	(4,114)
Brazilian foreign debt notes	393	-	17,875	-	18,268	18,205	63	18,532	(17)	29,714	1,648
National treasury notes	15,770,030	-	677	24,125,145	39,895,852	39,690,041	205,811	31,670,923	362,068	14,534,892	(6,079)
Foreign corporate securities	395	-	-	55,045	55,440	54,941	499	42,370	900	36,800	1,242
Foreign government securities	-	50,092	-	-	50,092	50,097	(5)	88,465	9	71,004	4
Shares	173,186	-	-	-	173,186	174,733	(1,547)	142,571	(4,148)	155,552	1,470
Other	6,874,382	8,961	336,865	347,564	7,567,772	7,567,800	(28)	4,982,290	(91)	5,368,680	(328)
- Insurance companies and savings bonds	1,056,242	197,535	210,654	3,395,605	4,860,036	4,860,036	-	2,416,594	-	2,509,609	-
Financial treasury bills	-	69,117	2,490	421,231	492,838	492,838	-	448,483	-	683,752	-
National treasury bills	-	-	11,900	9,575	21,475	21,475	-	28,928	-	34,015	-
Bank deposit certificates	1,445	5,624	194,571	108,900	310,540	310,540	-	284,335	-	456,750	-
National treasury notes	-	-	-	2,604,056	2,604,056	2,604,056	-	398,133	-	192,936	-
Shares	3,797	-	-	-	3,797	3,797	-	2,888	-	3,433	-
Debentures	-	-	1,693	5,823	7,516	7,516	-	7,517	-	9,079	-
Foreign corporate securities	5,656	-	-	-	5,656	5,656	-	5,968	-	5,371	-
Other	1,045,344	122,794	-	246,020	1,414,158	1,414,158	-	1,240,342	-	1,124,273	-

Bradesco	155

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities (3)	R$ thousand
	2011									2010
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Pension plans	3,136,667	1,441,504	5,400,058	23,024,858	33,003,087	33,002,560	527	28,612,565	413	32,506,231	321
National treasury notes	-	-	-	8,751	8,751	8,224	527	48,790	413	63,254	321
Shares	1,029	-	-	-	1,029	1,029	-	968	-	1,244	-
PGBL / VGBL restricted bonds	2,732,189	1,441,504	5,400,058	22,936,994	32,510,745	32,510,745	-	27,810,169	-	31,739,663	-
Other	403,449	-	-	79,113	482,562	482,562	-	752,638	-	702,070	-
- Other activities	28,944	7,844	33,788	235,910	306,486	306,486	-	339,117	-	337,534	-
Financial treasury bills	10,400	3,700	15,150	202,012	231,262	231,262	-	243,697	-	253,020	-
Bank deposit certificates	2,196	1,355	3,981	6,673	14,205	14,205	-	6,808	-	12,889	-
National treasury bills	-	-	-	6,005	6,005	6,005	-	8,043	-	38,507	-
Debentures	-	595	955	4,261	5,811	5,811	-	7,157	-	8,782	-
National treasury notes	11,546	-	-	3,728	15,274	15,274	-	41,395	-	3,956	-
Other	4,802	2,194	13,702	13,231	33,929	33,929	-	32,017	-	20,380	-
Subtotal	27,932,505	3,113,550	17,793,672	121,117,373	169,957,100	169,137,198	819,902	131,605,874	985,266	107,796,082	(15,586)
Purchase and sale commitments (2)	42,143,826	651,306	474,932	33,081	43,303,145	43,303,145	-	45,155,626	-	30,850,727	-
Financial	2,315,759	4,795	32,927	242	2,353,723	2,353,723	-	2,576,221	-	1,738,036	-
Insurance companies and savings bonds	5,072,752	-	58,093	-	5,130,845	5,130,845	-	5,866,712	-	4,468,877	-
Pension plans	34,755,315	646,511	383,912	32,839	35,818,577	35,818,577	-	36,712,693	-	24,643,814	-
- PGBL/VGBL	34,659,209	646,511	383,912	32,839	35,722,471	35,722,471	-	34,677,879	-	23,831,270	-
- Funds	96,106	-	-	-	96,106	96,106	-	2,034,814	-	812,544	-
Overall total	70,076,331	3,764,856	18,268,604	121,150,454	213,260,245	212,440,343	819,902	176,761,500	985,266	138,646,809	(15,586)
Derivative financial instruments (liabilities)	(191,945)	(183,418)	(76,070)	(283,138)	(734,571)	(532,467)	(202,104)	(1,724,445)	(88,291)	(729,700)	(9,413)

156	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

II)   Available-for-sale securities

Securities (3) (8)	R$ thousand
	2011									2010
	December 31							September 30		December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/ book value (5) (6) (7)	Restated cost	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market	Fair/ book value (5) (6) (7)	Mark-to-market
- Financial	2,058,657	190,892	1,189,158	14,079,512	17,518,219	17,434,744	83,475	33,596,070	324,549	41,563,031	8,796
National treasury bills	-	-	-	803,175	803,175	788,222	14,953	11,645,587	213,949	9,845,161	(46,404)
Brazilian foreign debt securities	14,289	-	-	801,247	815,536	696,130	119,406	782,632	91,794	720,031	67,480
Foreign corporate securities	78,010	-	-	4,289,737	4,367,747	4,207,156	160,591	4,156,463	33,119	2,885,842	90,189
National treasury notes	524,189	-	356,000	1,790,511	2,670,700	2,578,891	91,809	7,892,227	207,354	22,430,659	(48,178)
Financial treasury bills	-	3,303	39,622	371,827	414,752	414,844	(92)	402,305	(6,761)	364,392	(1,013)
Bank deposit certificates	1,825	-	688,973	124,502	815,300	815,300	-	1,076,707	-	910,821	-
Debentures	-	-	7,784	718,375	726,159	726,097	62	705,247	196	763,840	309
Shares	1,339,164	-	-	-	1,339,164	1,775,197	(436,033)	1,367,778	(339,266)	850,541	(94,636)
Privatization currencies	-	-	-	81,328	81,328	68,409	12,919	82,397	13,285	87,658	13,807
Other	101,180	187,589	96,779	5,098,810	5,484,358	5,364,498	119,860	5,484,727	110,879	2,704,086	27,242
- Insurance companies and savings bonds	1,352,777	4,177	133,679	70,914	1,561,547	2,028,671	(467,124)	1,472,116	(554,875)	1,734,779	(101,063)
Financial treasury bills	-	4,177	-	13,411	17,588	17,588	-	19,284	-	18,437	5
Shares	1,327,233	-	-	-	1,327,233	1,760,882	(433,649)	1,247,480	(528,909)	1,503,828	(88,383)
Debentures	7,285	-	133,679	52,203	193,167	192,891	276	181,810	2,268	180,275	4,025
Other	18,259	-	-	5,300	23,559	57,310	(33,751)	23,542	(28,234)	32,239	(16,710)
- Pension plans	1,390,460	13,254	-	138,739	1,542,453	2,180,081	(637,628)	1,555,222	(736,872)	1,908,267	(197,366)
Shares	1,375,128	-	-	-	1,375,128	2,009,926	(634,798)	1,350,386	(731,491)	1,582,909	(198,643)
Financial treasury bills	-	13,254	-	58,059	71,313	71,179	134	72,361	133	82,012	141
Debentures	-	-	-	80,680	80,680	80,623	57	77,976	60	-	-
Other	15,332	-	-	-	15,332	18,353	(3,021)	54,499	(5,574)	243,346	1,136
- Other activities	39,522	-	-	983	40,505	39,532	973	46,170	-	173,108	94
Bank deposit certificates	4,074	-	-	-	4,074	4,074	-	3,835	-	3,420	-
Financial treasury bills	-	-	-	983	983	849	134	956	-	1,759	-
Other	35,448	-	-	-	35,448	34,609	839	41,379	-	167,929	94
Subtotal	4,841,416	208,323	1,322,837	14,290,148	20,662,724	21,683,028	(1,020,304)	36,669,578	(967,198)	45,379,185	(289,539)
Hedge – cash flow (Note 8g)	-	-	-	-	-	-	(767,684)	-	(841,509)	-	314,016
Overall total (8)	4,841,416	208,323	1,322,837	14,290,148	20,662,724	21,683,028	(1,787,988)	36,669,578	(1,808,707)	45,379,185	24,477

Bradesco	157

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Notes to the Consolidated Financial Statements

III)  Held-to-maturity securities

Securities (3)	R$ thousand
	2011						2010
	December 31					September 30	December 31
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Restated cost (5) (6)	Restated cost (5) (6)	Restated cost (5) (6)
Financial	610,950	-	-	302,068	913,018	891,133	814,870
Brazilian foreign debt notes	610,950	-	-	302,068	913,018	891,133	814,870
Insurance companies and savings bonds	-	-	-	8,123,401	8,123,401	7,972,455	7,460,918
Debentures	-	-	-	30,020	30,020	28,924	26,995
National treasury notes	-	-	-	8,093,381	8,093,381	7,943,531	7,433,923
Pension plans	-	-	480,988	22,283,217	22,764,205	22,326,947	21,216,208
Debentures	-	-	355,101	54,611	409,712	409,337	443,573
National treasury notes	-	-	125,887	22,228,606	22,354,493	21,917,610	20,772,482
Financial treasury bills	-	-	-	-	-	-	153
Overall total (4)	610,950	-	480,988	30,708,686	31,800,624	31,190,535	29,491,996

158	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

d)   Breakdown of the portfolios by financial statements classification

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
Own portfolio	61,328,183	3,693,179	10,608,830	90,673,192	166,303,384	154,500,370	135,190,856
Fixed income securities	57,108,586	3,693,179	10,608,830	90,673,192	162,083,787	150,388,237	131,093,162
● Financial treasury bills	227,890	146,394	205,007	4,845,823	5,425,114	4,894,960	4,740,761
● Purchase and sale commitments (2)	42,143,826	651,306	474,932	33,081	43,303,145	45,155,626	30,850,727
● National treasury notes	2,616,623	-	126,275	33,082,558	35,825,456	30,619,251	28,587,310
● Brazilian foreign debt securities	609,450	-	17,875	35,752	663,077	489,036	48,756
● Bank deposit certificates	172,011	358,143	949,057	378,552	1,857,763	1,970,071	1,724,058
● National treasury bills	-	-	1,043,903	162,587	1,206,490	2,295,200	3,292,018
● Foreign corporate securities	38,827	-	-	1,944,224	1,983,051	1,362,381	239,134
● Debentures	33,929	237,806	1,579,110	21,463,582	23,314,427	22,882,462	16,869,721
● Promissory notes	85,009	486,523	365,264	-	936,796	360,387	2,863,436
● Foreign government securities	-	50,092	-	-	50,092	88,465	71,004
● PGBL/VGBL restricted bonds	2,732,189	1,441,504	5,400,058	22,936,994	32,510,745	27,810,169	31,739,663
● Other	8,448,832	321,411	447,349	5,790,039	15,007,631	12,460,229	10,066,574
Equity securities	4,219,597	-	-	-	4,219,597	4,112,133	4,097,694
● Shares of listed companies (technical provision)	1,647,410	-	-	-	1,647,410	1,602,228	1,859,411
● Shares of listed companies (other)	2,572,187	-	-	-	2,572,187	2,509,905	2,238,283
Restricted securities	13,750,556	76,501	2,343,763	74,932,776	91,103,596	87,258,441	76,660,459
Repurchase agreements	5,250,510	71,772	2,239,689	72,394,039	79,956,010	84,696,707	74,019,329
● National treasury bills	-	69,799	1,881,583	42,875,852	44,827,234	41,070,709	31,165,320
● Brazilian foreign debt securities	16,181	-	-	1,067,562	1,083,743	1,203,262	1,515,860
● Financial treasury bills	-	1,973	1,817	278,446	282,236	300,774	1,804,477
● National treasury notes	5,189,095	-	356,289	25,771,621	31,317,005	39,279,542	36,844,793
● Foreign corporate securities	45,234	-	-	2,400,558	2,445,792	2,842,420	2,688,879

Bradesco	159

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Securities	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total on December 31 (3) (5) (6) (7)	Total on September 30 (3) (5) (6) (7)	Total on December 31 (3) (5) (6) (7)
Brazilian Central Bank	8,500,046	-	-	-	8,500,046	1,901	-
● National treasury bills	-	-	-	-	-	1,901	-
● National treasury notes	8,500,046	-	-	-	8,500,046	-	-
Privatization currencies	-	-	-	81,328	81,328	82,397	87,658
Guarantees provided	-	4,729	104,074	2,457,409	2,566,212	2,477,436	2,553,472
● National treasury bills	-	-	68,523	485,071	553,594	223,022	467,091
● Financial treasury bills	-	4,729	35,551	1,972,338	2,012,618	2,254,414	2,086,381
Derivative financial instruments (1)	449,958	203,499	101,721	163,659	918,837	2,804,006	1,610,385
Securities subject to unrestricted repurchase agreements	-	-	7,018,115	379,661	7,397,776	58,797	56,290
● National treasury bills	-	-	7,018,115	362,634	7,380,749	8,143	-
● Financial treasury bills	-	-	-	17,027	17,027	36,838	56,290
● National treasury notes	-	-	-	-	-	13,816	-
Overall total	75,528,697	3,973,179	20,072,429	166,149,288	265,723,593	244,621,614	213,517,990
%	28.4	1.5	7.6	62.5	100.0	100.0	100.0

(1)  Consistent with the criterion adopted by Bacen Circular Letter 3,068/01 and due to the characteristics of the securities, we are considering the derivative financial instruments, except those considered as cash flow hedge under the category “Trading Securities”;

(2)  These refer to investment fund resources and managed portfolios applied on purchase and sale commitments with Bradesco, whose owners are consolidated subsidiaries, included in the consolidated financial statements;

(3)  The investment fund quotas were distributed according to the instruments composing their portfolios and preserving the category classification of the funds;

(4)  In compliance with the provisions of Article 8 of Bacen Circular Letter 3,068/01, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified as ‘held-to-maturity’. This financial capacity is evidenced in Note 32a, which presents the maturities of asset and liability operations as of December 31, 2011;

(5)  The number of days to maturity was based on the maturity of the securities, regardless of their accounting classification;

(6)  This column reflects book value subsequent to mark-to-market according to item (7), except for held-to-maturity securities, whose market value is higher than the restated cost in the amount of R$4,896,941 thousand (R$4,403,399 thousand on September 30, 2011 and R$4,607,874 thousand on December 31, 2010);

(7)  The market value of securities is determined based on the market price available on the balance sheet date. Should there be no market prices available, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or price quotations for instruments with similar characteristics; in case of investment funds, the restated cost reflects the market value of the respective quotas; and

(8)  In the year ended December 31, 2011, other than temporary impairments were realized in the amount of R$515 thousand (R$541 thousand in 2010), R$394 thousand in the fourth quarter of 2011; in the third quarter of 2011, no other than temporary impairments were realized for the securities classified as “available for sale”.

160	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

e)   Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recorded in the balance sheet or memorandum accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposures. These operations involve a series of derivatives, including interest rate swaps, currency swaps, futures and options. Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly in order to mitigating the risks of operations carried out by the Bank and its subsidiaries.

Securities classified in the trading and available-for-sale categories, as well as derivative financial instruments, are stated in the consolidated balance sheet at their estimated fair value. Fair value is generally based on market prices or quotations for assets or liabilities with similar characteristics. Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by the Management.

Market price quotations are used to determine the fair value of derivative financial instruments. The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors. The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market. These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factors swaps. The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded at the stock exchange or using methodologies similar to those outlined for swaps. The fair value of loan derivative instruments is determined based on market price quotation or from specialized entities. The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets. Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swap and futures operations and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Derivative financial instruments abroad refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges of Chicago and New York, as well as the over-the-counter markets.

Bradesco	161

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Notes to the Consolidated Financial Statements

I)    Amount of derivative financial instruments recorded in equity and memorandum accounts

	R$ thousand
	2011				2010
	December 31		September 30		December 31
	Overall amount	Net amount	Overall amount	Net amount	Overall amount	Net amount
Futures contracts
Purchase commitments:	35,703,264		13,885,590		6,764,620
- Interbank market	34,165,295	-	9,859,303	-	3,936,872	-
- Foreign currency	1,533,988	-	4,026,287	-	2,827,748	-
- Other	3,981	-	-	-	-	-
Sale commitments:	187,973,450		191,145,519		177,760,310
- Interbank market (1)	163,804,962	129,639,667	169,549,948	159,690,645	159,915,878	155,979,006
- Foreign currency (2)	23,057,379	21,523,391	20,299,719	16,273,432	17,844,432	15,016,684
- Other	1,111,109	1,107,128	1,295,852	1,295,852	-	-

Option contracts
Purchase commitments:	10,484,119		91,244,797		85,409,928
- Interbank market	9,450,380	-	90,465,381	-	84,652,580	-
- Foreign currency	577,532	-	124,066	54,570	82,119	-
- Other	456,207	-	655,350	-	675,229	16,192
Sale commitments:	12,759,567		93,502,836		86,308,930
- Interbank market	10,949,600	1,499,220	91,940,800	1,475,419	85,443,870	791,290
- Foreign currency	1,031,848	454,316	69,496	-	206,023	123,904
- Other	778,119	321,912	1,492,540	837,190	659,037	-

Forward contracts
Purchase commitments:	12,566,157		11,096,520		5,109,643
- Foreign currency	12,559,145	3,193,990	10,558,527	1,929,248	5,091,958	-
- Other	7,012	-	537,993	153,235	17,685	-
Sale commitments:	9,450,982		9,014,037		6,165,612
- Foreign currency	9,365,155	-	8,629,279	-	6,046,744	954,786
- Other	85,827	78,815	384,758	-	118,868	101,183

Swap contracts
Assets (long position):	25,757,771		23,477,837		17,020,121
- Interbank market	4,163,108	-	3,329,522	-	2,662,419	-
- Fixed rate	2,041,498	157,875	609,368	-	681,274	28,412
- Foreign currency (3)	16,220,132	1,027,138	16,394,122	4,393,336	11,102,853	4,102,651
- Reference Interest Rate (TR)	15,000	-	15,000	-	928,413	-
- Special Clearance and Custody System Rate (Selic)	21,825	8,347	24,681	11,269	49,476	15,577
- General Price Index –Market (IGP-M)	1,882,086	1,352,515	1,888,833	1,430,773	1,148,311	975,489
- Other	1,414,122	764,722	1,216,311	724,031	447,375	25,699
Liabilities (short position):	25,654,793		22,523,286		15,932,852
- Interbank market	6,136,153	1,973,045	7,298,960	3,969,438	6,423,864	3,761,445
- Fixed rate	1,883,623	-	993,630	384,262	652,862	-
- Foreign currency (3)	15,192,994	-	12,000,786	-	7,000,202	-
- TR	1,249,574	1,234,574	1,266,158	1,251,158	1,227,527	299,114
- Selic	13,478	-	13,412	-	33,899	-
- IGP-M	529,571	-	458,060	-	172,822	-
- Other	649,400	-	492,280	-	421,676	-

Derivatives include operations maturing in D+1.

(1)  Includes cash flow hedges to protect CDI-related funding, in the amount of R$78,444,107 thousand (R$76,368,739 thousand on September 30, 2011 and R$78,103,695 thousand on December 31, 2010) (Note 8g);

(2)  Includes specific hedges to protect investments abroad that totaled R$20,318,716 thousand (R$19,994,041 thousand on September 30, 2011 and R$17,512,203 thousand on December 31, 2010); and

(3)  Includes credit derivative operations (Note 8f).

For the purposes of obtaining  an increased liquidation guarantee in operations with financial institutions and customers, Bradesco set forth agreements for compensation and liquidation of obligations within the National Financial System, in accordance with CMN Resolution 3,263/05.

162	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

II)   Breakdown of derivative financial instruments (assets and liabilities) stated at restated cost and market value

	R$ thousand
	2011						2010
	December 31			September 30			December 31
	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value	Restated cost	Mark-to-market adjustment	Market value
Adjustment receivables – swaps	507,256	49,317	556,573	1,390,247	8,001	1,398,248	1,262,887	71,101	1,333,988
Receivable forward purchases	315,438	-	315,438	1,116,804	-	1,116,804	2,810	-	2,810
Receivable forward sales	37,677	11	37,688	279,345	-	279,345	213,684	432	214,116
Premiums on exercisable options	11,451	(2,313)	9,138	27,213	(17,604)	9,609	52,448	7,023	59,471
Total assets	871,822	47,015	918,837	2,813,609	(9,603)	2,804,006	1,531,829	78,556	1,610,385
Adjustment payables – swaps	(234,857)	(218,738)	(453,595)	(317,472)	(126,225)	(443,697)	(232,481)	(14,238)	(246,719)
Payable forward purchases	(19,288)	-	(19,288)	(548,116)	-	(548,116)	(271,865)	-	(271,865)
Payable forward sales	(224,816)	(11)	(224,827)	(682,456)	-	(682,456)	(106,485)	(432)	(106,917)
Premiums on written options	(53,506)	16,645	(36,861)	(88,110)	37,934	(50,176)	(109,456)	5,257	(104,199)
Total liabilities	(532,467)	(202,104)	(734,571)	(1,636,154)	(88,291)	(1,724,445)	(720,287)	(9,413)	(729,700)

III)  Futures, option, forward and swap contracts – (Notional)

	R$ thousand
	2011						2010
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total on December 31	Total on September 30	Total on December 31
Futures contracts	83,157,170	29,199,021	19,314,151	92,006,372	223,676,714	205,031,109	184,524,930
Option contracts	21,745,002	938,423	421,776	138,485	23,243,686	184,747,633	171,718,858
Forward contracts	14,200,563	2,611,250	1,727,328	3,477,998	22,017,139	20,110,557	11,275,255
Swap contracts	5,635,653	2,622,459	3,578,990	13,364,096	25,201,198	22,079,589	15,686,133
Total on December 31, 2011	124,738,388	35,371,153	25,042,245	108,986,951	294,138,737
Total on September 30, 2011	233,986,408	81,035,751	27,167,166	89,779,563		431,968,888
Total on December 31, 2010	178,753,532	99,258,818	19,245,027	85,947,799			383,205,176

Bradesco	163

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

IV)  Types of guarantee margin for derivative financial instruments, mainly futures contracts

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Government securities
National treasury notes	141,645	718,825	1,942,300
Financial treasury bills	33,133	32,265	29,650
National treasury bills	4,790,325	3,972,455	2,606,763
Total	4,965,103	4,723,545	4,578,713

V)  Revenues and expenses, net

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Swap contracts	(286,998)	(579,514)	(372,658)	369,165
Forward contracts	(272,629)	550,801	(2,308)	(46,395)
Option contracts	2,304	18,915	20,868	15,938
Futures contracts	279,004	(1,151,758)	72,793	1,544,445
Foreign exchange variation of investments abroad	78,029	520,736	(387,768)	(911,907)
Total	(200,290)	(640,820)	(669,073)	971,246

VI)  Overall amounts of derivative financial instruments, broken down by trading place and counter parties

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Cetip (over-the-counter)	26,774,362	24,377,441	7,341,345
BM&FBOVESPA (stock exchange)	244,791,624	384,778,750	364,515,891
Abroad (over-the-counter) (1)	22,411,041	19,034,665	8,344,788
Abroad (stock exchange) (1)	161,710	3,778,032	3,003,152
Total	294,138,737	431,968,888	383,205,176

(1)  Comprise operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

On December 31, 2011, counterparties are distributed among corporate entities with 94%, financial institutions with 5% and individuals/others with 1%.

164	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

f)    Credit Default Swaps (CDS)

In general, these represent bilateral agreements in which one of the parties purchases protection against the credit risk of a certain financial instrument (the risk is transferred). The selling counterparty receives remuneration that is usually paid in a linear manner during the term of the agreement.

In the case of a default, the purchasing counterparty will receive a payment to offset the loss incurred on the financial instrument. In this case, the selling counterparty usually receives the underlying asset of the agreement in exchange for the payment.

	R$ thousand
	Credit risk amount			Effect on the calculation of the required shareholders’ equity
	2011		2010	2011		2010
	December 31	September 30	December 31	December 31	September 30	December 31
Sold protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	(543,982)	(537,776)	(483,198)	-	-	-
● Derivatives with companies	(3,752)	(3,709)	(3,332)	(206)	(204)	(183)
Purchased protection
Credit swaps whose underlying assets are:
● Securities – Brazilian public debt	778,457	751,032	591,501	-	-	-
● Derivatives with companies	5,627	5,563	13,330	619	612	1,466
Total	236,350	215,110	118,301	413	408	1,283
Deposited margin	4,690	7,551	181,442

Bradesco carries out operations involving credit derivatives in order to better manage its risk exposure and assets. Contracts related to the credit derivatives operations described above have several maturities up to 2013. The mark-to-market of protection rates that remunerate the counterparty selling protection amounts to R$826 thousand (R$(1,010) thousand on September 30, 2011 and R$1,712 thousand on December 31, 2010). There was no credit event related to triggering events as defined in the contracts in the period.

Bradesco	165

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g)    Cash flow hedge

Bradesco uses cash flow hedges to protect its cash flows from payment of interest rates on funds indexed to Bank Deposit Certificates (CDB), related to variable interest rate risk of Interbank Deposit Rate (DI Cetip), thus registering fixed cash flows.

Bradesco trades DI Future contracts at BM&FBOVESPA since 2009, using them as cash flow hedges for funding linked to DI. The following table presents the DI Future position, where:

	R$ thousand
	2011		2010
	December 31	September 30	December 31
DI Future with maturity between 2012 and 2017	78,444,107	76,368,739	78,103,695
Funding indexed to CDI	77,124,691	75,127,294	77,842,445
Mark-to-market adjustment recorded in shareholders’ equity (1)	(767,684)	(841,509)	314,016
Ineffective market value recorded in income	29	(32)	19

(1)  The adjustment in the shareholders’ equity is R$(460,610) thousand, net of tax effects (R$(504,905) thousand on September 30, 2011 and R$188,410 thousand on December 31, 2010).

The effectiveness of the hedge portfolio was assessed in conformity with Bacen Circular Letter 3,082/02.

h)    Income from securities, insurance, pension plans and savings bonds financial activities and derivative financial instruments

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Fixed income securities	4,332,293	5,448,234	16,019,737	8,079,762
Interbank investments (Note 7b)	2,312,637	3,051,661	10,244,968	8,868,525
Equity securities	(40,411)	1,809	(29,751)	12,583
Subtotal	6,604,519	8,501,704	26,234,954	16,960,870
Financial result of insurance, pension plans and savings bonds	2,847,640	2,386,598	10,194,307	9,326,041
Income from derivative financial instruments (Note 8e V)	(200,290)	(640,820)	(669,073)	971,246
Total	9,251,869	10,247,482	35,760,188	27,258,157

166	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

9)      INTERBANK ACCOUNTS – COMPULSORY DEPOSITS

a)   Compulsory reserve

	R$ thousand
	Remuneration	2011		2010
		December 31	September 30	December 31
Reserve requirements – demand deposits	not remunerated	9,589,871	6,624,826	10,944,382
Reserve requirements – savings deposits	savings index	11,792,136	11,295,694	10,755,153
Time reserve requirements	Selic rate	20,876,003	22,797,819	17,395,554
Collection of funds from rural loan (1)	not remunerated	-	-	39,722
Additional reserve requirements	Selic rate	28,952,747	28,989,607	26,062,208
• Savings deposits		5,895,100	5,647,847	5,377,577
• Demand deposits		4,241,791	3,890,236	4,732,221
• Time deposits (2)		18,815,856	19,451,524	15,952,410
Restricted deposits – National Housing System (SFH)	TR + interest rate	531,923	523,012	507,704
Funds from rural loan	not remunerated	578	578	578
Total		71,743,258	70,231,536	65,705,301

(1)  In August 2011, funds from rural loan, collected to Bacen, were refunded, pursuant to Circular Letter 3,460/09; and

(2)  For more information on new rules on compulsory time deposit funds, see Note 35c.

b)   Revenue from compulsory deposits

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Compulsory deposits - Bacen (reserves requirement)	1,552,690	1,702,408	6,112,350	2,878,975
Restricted deposits - SFH	7,445	7,656	29,496	26,078
Total	1,560,135	1,710,064	6,141,846	2,905,053

Bradesco	167

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

10)    LOAN OPERATIONS

Information related to loan operations, including advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics, can be found below:

a)   By type and maturity

	R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on December 31 (A)	% (6)	Total on September 30 (A)	% (6)	Total on December 31 (A)	% (6)
Discounted trade receivables and loans (1)	18,223,121	13,099,081	8,603,768	13,561,397	16,021,765	47,045,786	116,554,918	38.6	113,704,380	39.1	100,887,349	38.8
Financing	3,458,831	3,283,161	3,371,570	8,877,998	13,676,863	54,439,835	87,108,258	28.8	83,382,856	28.7	69,399,287	26.7
Agricultural and agribusiness financing	619,895	602,602	571,727	2,135,212	4,882,484	6,383,367	15,195,287	5.0	15,133,936	5.2	13,380,273	5.1
Subtotal	22,301,847	16,984,844	12,547,065	24,574,607	34,581,112	107,868,988	218,858,463	72.4	212,221,172	73.0	183,666,909	70.6
Leasing operations	608,330	504,235	477,591	1,324,008	2,261,918	4,824,802	10,000,884	3.3	10,867,448	3.7	14,057,847	5.4
Advances on foreign exchange contracts (2)	855,107	759,672	889,705	2,391,463	1,317,544	-	6,213,491	2.1	6,168,459	2.1	4,164,193	1.6
Subtotal	23,765,284	18,248,751	13,914,361	28,290,078	38,160,574	112,693,790	235,072,838	77.8	229,257,079	78.8	201,888,949	77.6
Other receivables (3)	4,868,241	3,080,909	1,460,120	2,409,613	1,719,485	119,777	13,658,145	4.5	12,416,852	4.3	12,843,223	5.0
Total loan operations	28,633,525	21,329,660	15,374,481	30,699,691	39,880,059	112,813,567	248,730,983	82.3	241,673,931	83.1	214,732,172	82.6
Sureties and guarantees (4)	1,886,035	626,051	901,557	2,967,507	3,972,583	38,125,623	48,479,356	16.1	44,388,714	15.3	40,765,971	15.7
Loan assignment (5)	34,487	33,093	31,780	86,979	138,912	190,847	516,098	0.2	444,788	0.2	416,193	0.1
Loan assignment – real estate receivables certificate	20,367	20,366	20,365	58,612	87,473	294,090	501,273	0.2	524,473	0.2	598,263	0.2
Co-obligation in rural loan assignment (4)	-	-	-	-	-	129,540	129,540	-	141,618	-	140,765	0.1
Loans available for import (4)	208,106	93,275	84,750	653,122	200,368	460,720	1,700,341	0.6	1,865,374	0.6	1,465,018	0.6
Confirmed export credits (4)	20,100	5,955	2,536	3,166	8,345	13,775	53,877	-	80,310	-	36,271	-
Acquisition of credit card receivables	500,595	223,255	159,031	413,795	468,547	113,289	1,878,512	0.6	1,619,206	0.6	1,832,999	0.7
Overall total on December 31, 2011	31,303,215	22,331,655	16,574,500	34,882,872	44,756,287	152,141,451	301,989,980	100.0
Overall total on September 30, 2011	28,670,795	22,978,989	18,032,202	31,851,016	43,387,566	145,817,846			290,738,414	100.0
Overall total on December 31, 2010	28,755,302	19,500,362	13,872,119	30,141,797	39,403,023	128,315,049					259,987,652	100.0

168	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Installments past due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	2011				2010
						Total on December 31 (B)	% (6)	Total on September 30 (B)	% (6)	Total on December 31 (B)	% (6)
Discounted trade receivables and loans (1)	902,750	826,388	868,450	1,677,620	2,404,820	6,680,028	84.3	6,506,562	84.9	5,293,765	81.1
Financing	213,068	153,725	91,121	172,838	157,041	787,793	10.0	700,644	9.1	636,073	9.8
Agricultural and agribusiness financing	19,304	14,620	17,769	22,761	17,432	91,886	1.2	101,064	1.3	109,583	1.7
Subtotal	1,135,122	994,733	977,340	1,873,219	2,579,293	7,559,707	95.5	7,308,270	95.3	6,039,421	92.6
Leasing operations	74,630	57,215	32,244	62,945	53,020	280,054	3.5	288,600	3.8	412,313	6.3
Advances on foreign exchange contracts (2)	3,282	6,520	2,299	6,403	3,477	21,981	0.3	17,018	0.2	24,805	0.4
Subtotal	1,213,034	1,058,468	1,011,883	1,942,567	2,635,790	7,861,742	99.3	7,613,888	99.3	6,476,539	99.3
Other receivables (3)	3,758	5,683	652	7,909	34,627	52,629	0.7	54,499	0.7	45,225	0.7
Overall total on December 31, 2011	1,216,792	1,064,151	1,012,535	1,950,476	2,670,417	7,914,371	100.0
Overall total on September 30, 2011	1,191,732	1,072,227	905,433	1,872,180	2,626,815			7,668,387	100.0
Overall total on December 31, 2010	978,467	922,163	870,522	1,533,757	2,216,855					6,521,764	100.0

Bradesco	169

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Notes to the Consolidated Financial Statements

	R$ thousand
	Non-performing loans
	Outstanding Installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2011				2010
							Total on December 31 (C)	% (6)	Total on September 30 (C)	% (6)	Total on December 31 (C)	% (6)
Discounted trade receivables and loans (1)	485,455	454,283	381,433	863,707	1,273,040	2,826,546	6,284,464	52.2	5,672,353	50.9	4,134,487	44.1
Financing	186,289	184,851	177,519	481,565	820,778	2,402,334	4,253,336	35.4	3,868,180	34.8	3,010,859	32.2
Agricultural and agribusiness financing	5,382	1,187	1,046	10,130	22,604	171,560	211,909	1.8	200,153	1.8	314,295	3.3
Subtotal	677,126	640,321	559,998	1,355,402	2,116,422	5,400,440	10,749,709	89.4	9,740,686	87.5	7,459,641	79.6
Leasing operations	68,402	63,661	61,024	170,575	304,087	602,150	1,269,899	10.6	1,385,658	12.5	1,895,783	20.3
Subtotal	745,528	703,982	621,022	1,525,977	2,420,509	6,002,590	12,019,608	100.0	11,126,344	100.0	9,355,424	99.9
Other receivables (3)	401	265	229	660	685	663	2,903	-	2,493	-	4,617	0.1
Overall total on December 31, 2011	745,929	704,247	621,251	1,526,637	2,421,194	6,003,253	12,022,511	100.0
Overall total on September 30, 2011	787,944	666,435	590,780	1,425,819	2,221,497	5,436,362			11,128,837	100.0
Overall total on December 31, 2010	573,765	584,971	468,722	1,210,396	1,923,779	4,598,408					9,360,041	100.0

170	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

	R$ thousand
	Overall total
	2011				2010
	Total on December 31 (A+B+C)	% (6)	Total on September 30 (A+B+C)	% (6)	Total on December 31 (A+B+C)	% (6)
Discounted trade receivables and loans (1)	129,519,410	40.2	125,883,295	40.8	110,315,601	40.0
Financing	92,149,387	28.6	87,951,680	28.4	73,046,219	26.5
Agricultural and agribusiness financing	15,499,082	4.8	15,435,153	5.0	13,804,151	5.0
Subtotal	237,167,879	73.6	229,270,128	74.2	197,165,971	71.5
Leasing operations	11,550,837	3.6	12,541,706	4.1	16,365,943	5.9
Advances on foreign exchange contracts (2)	6,235,472	1.9	6,185,477	2.0	4,188,998	1.5
Subtotal	254,954,188	79.1	247,997,311	80.3	217,720,912	78.9
Other receivables (3)	13,713,677	4.3	12,473,844	4.0	12,893,065	4.7
Total loan operations	268,667,865	83.4	260,471,155	84.3	230,613,977	83.6
Sureties and guarantees (4)	48,479,356	15.1	44,388,714	14.3	40,765,971	14.8
Loan assignment (5)	516,098	0.2	444,788	0.1	416,193	0.1
Loan assignment – real estate receivables certificate	501,273	0.2	524,473	0.2	598,263	0.2
Co-obligation in rural loan assignment (4)	129,540	-	141,618	-	140,765	0.1
Loans available for imports (4)	1,700,341	0.5	1,865,374	0.6	1,465,018	0.5
Confirmed exports loans (4)	53,877	-	80,310	-	36,271	-
Acquisition of credit card receivables	1,878,512	0.6	1,619,206	0.5	1,832,999	0.7
Overall total on December 31, 2011	321,926,862	100.0
Overall total on September 30, 2011			309,535,638	100.0
Overall total on December 31, 2010					275,869,457	100.0

(1)  It includes loans of credit card operations and operations for advances of credit card receivables in the amount of R$17,318,897 thousand (R$17,110,437 thousand on September 30, 2011 and R$14,864,643 thousand on December 31, 2010);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  Item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, trade and credit receivables, income from foreign exchange contracts and export contracts receivables and credit card receivables (cash and installment purchases at merchants) in the amount of R$12,968,079 thousand (R$11,686,662 thousand on September 30, 2011 and R$11,559,248 thousand on December 31, 2010);

(4)  Recorded in memorandum accounts;

(5)  Restated amount of loan assignment up to December 31, 2011, September 30, 2011 and December 31, 2010, respectively, net of installments received; and

(6)  Ratio between each type and the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

Bradesco	171

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Notes to the Consolidated Financial Statements

b)   By type and risk level

	R$ thousand
	Risk levels
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Discounted trade receivables and loans	28,250,204	51,890,600	9,944,173	23,859,355	3,836,820	1,755,591	1,286,563	1,327,376	7,368,728	129,519,410	48.2	125,883,295	48.3	110,315,601	47.8
Financings	17,113,922	38,359,436	22,497,228	10,809,142	1,042,139	430,849	341,483	278,189	1,276,999	92,149,387	34.3	87,951,680	33.8	73,046,219	31.7
Agricultural and agribusiness financings	2,015,197	3,348,639	4,134,570	5,318,702	347,746	72,505	184,613	26,867	50,243	15,499,082	5.8	15,435,153	5.9	13,804,151	6.0
Subtotal	47,379,323	93,598,675	36,575,971	39,987,199	5,226,705	2,258,945	1,812,659	1,632,432	8,695,970	237,167,879	88.3	229,270,128	88.0	197,165,971	85.5
Leasing operations	113,177	3,367,006	1,786,177	4,885,289	445,342	155,512	119,219	107,873	571,242	11,550,837	4.3	12,541,706	4.8	16,365,943	7.1
Advances on foreign exchange contracts (2)	3,312,548	1,258,936	960,892	614,723	57,072	1,131	5,168	2,563	22,439	6,235,472	2.3	6,185,477	2.4	4,188,998	1.8
Subtotal	50,805,048	98,224,617	39,323,040	45,487,211	5,729,119	2,415,588	1,937,046	1,742,868	9,289,651	254,954,188	94.9	247,997,311	95.2	217,720,912	94.4
Other receivables	244,751	10,134,856	386,394	2,419,248	117,968	36,098	26,373	19,996	327,993	13,713,677	5.1	12,473,844	4.8	12,893,065	5.6
Overall total on December 31, 2011	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644	268,667,865	100.0
%	19.0	40.3	14.8	17.8	2.2	0.9	0.7	0.7	3.6	100,00
Overall total on September 30, 2011	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460			260,471,155	100.0
%	18.5	41.5	9.0	23.3	2.0	0.9	0.7	0.6	3.5			100.0
Overall total on December 31, 2010	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466					230,613,977	100.0
%	17.3	43.3	9.6	22.3	1.9	0.8	0.6	0.6	3.6					100.0

(1)  Ratio between each type and the total loan portfolio, excluding sureties and guarantee, loan assignment, acquisition of receivables and co-obligation in rural loan assignment; and

(2)  See Note 11a.

172	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

c)   Maturity ranges and risk level

	R$ thousand
	Risk levels
	Non-performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	-	-	1,717,600	2,518,548	1,860,865	1,167,323	865,560	776,279	3,116,336	12,022,511	100.0	11,128,837	100.0	9,360,041	100.0
1 to 30	-	-	126,762	202,900	103,203	61,844	40,729	39,696	170,795	745,929	6.2	787,944	7.1	573,765	6.1
31 to 60	-	-	113,753	177,432	91,738	56,352	42,857	40,037	182,078	704,247	5.9	666,435	6.0	584,971	6.2
61 to 90	-	-	97,684	143,296	83,314	51,803	39,641	36,963	168,550	621,251	5.2	590,780	5.3	468,722	5.0
91 to 180	-	-	217,043	334,024	212,087	134,955	100,667	95,742	432,119	1,526,637	12.7	1,425,819	12.8	1,210,396	12.9
181 to 360	-	-	340,738	512,502	350,721	218,460	163,278	155,913	679,582	2,421,194	20.1	2,221,497	20.0	1,923,779	20.6
More than 360	-	-	821,620	1,148,394	1,019,802	643,909	478,388	407,928	1,483,212	6,003,253	49.9	5,436,362	48.8	4,598,408	49.2
Past due installments (2)	-	-	336,640	771,696	783,015	687,635	580,445	674,608	4,080,332	7,914,371	100.0	7,668,387	100.0	6,521,764	100.0
1 to 14	-	-	32,588	101,856	52,496	25,944	18,292	16,951	79,882	328,009	4.1	280,821	3.7	215,260	3.3
15 to 30	-	-	279,781	218,643	121,200	50,027	29,061	26,672	163,399	888,783	11.2	910,911	11.9	763,207	11.7
31 to 60	-	-	24,271	431,327	207,522	102,010	57,292	47,188	194,541	1,064,151	13.4	1,072,227	14.0	922,163	14.1
61 to 90	-	-	-	14,908	370,757	156,885	90,259	88,572	291,154	1,012,535	12.8	905,433	11.8	870,522	13.3
91 to 180	-	-	-	4,962	31,040	339,476	366,081	474,356	734,561	1,950,476	24.6	1,872,180	24.4	1,533,757	23.5
181 to 360	-	-	-	-	-	13,293	19,460	20,869	2,532,986	2,586,608	32.8	2,487,963	32.4	2,046,713	31.5
More than 360	-	-	-	-	-	-	-	-	83,809	83,809	1.1	138,852	1.8	170,142	2.6
Subtotal	-	-	2,054,240	3,290,244	2,643,880	1,854,958	1,446,005	1,450,887	7,196,668	19,936,882		18,797,224		15,881,805
Specific provision	-	-	20,542	98,707	264,387	556,488	723,002	1,015,621	7,196,668	9,875,415		9,173,336		7,898,327

(1)  Ratio between maturities and type of installments; and

(2)  Operations maturing after 36 months have their past-due periods multiplied by two, as allowed by CMN Rule 2,682/99.

Bradesco	173

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Notes to the Consolidated Financial Statements

	R$ thousand
	Risk levels
	Performing loan operations
	AA	A	B	C	D	E	F	G	H	2011				2010
										Total on December 31	% (1)	Total on September 30	% (1)	Total on December 31	% (1)
Outstanding installments	51,049,799	108,359,473	37,655,194	44,616,215	3,203,207	596,728	517,414	311,977	2,420,976	248,730,983	100.0	241,673,931	100.0	214,732,172	100.0
1 to 30	4,542,691	15,244,642	2,861,988	5,112,431	338,190	72,934	50,534	67,092	343,023	28,633,525	11.5	26,933,610	11.1	26,855,930	12.5
31 to 60	3,004,090	11,441,646	1,920,355	4,374,148	209,860	49,762	35,064	25,647	269,088	21,329,660	8.6	21,671,229	9.0	18,395,576	8.6
61 to 90	2,798,168	7,263,702	1,780,443	3,185,306	142,527	31,253	21,137	15,640	136,305	15,374,481	6.2	16,766,273	6.9	12,750,614	5.9
91 to 180	6,671,990	13,334,079	3,964,300	5,970,850	328,031	69,446	47,286	34,878	278,831	30,699,691	12.3	28,685,775	11.9	26,835,424	12.5
181 to 360	6,864,304	17,729,740	5,844,847	8,382,490	486,857	95,363	65,335	47,389	363,734	39,880,059	16.0	38,154,842	15.8	34,901,919	16.3
More than 360	27,168,556	43,345,664	21,283,261	17,590,990	1,697,742	277,970	298,058	121,331	1,029,995	112,813,567	45.4	109,462,202	45.3	94,992,709	44.2
Generic provision	-	541,801	376,552	1,338,486	320,320	179,018	258,707	218,384	2,420,976	5,654,244		5,908,620		5,389,925
Overall total on December 31, 2011 (2)	51,049,799	108,359,473	39,709,434	47,906,459	5,847,087	2,451,686	1,963,419	1,762,864	9,617,644	268,667,865
Existing provision	-	544,037	402,283	3,163,170	1,571,653	1,189,907	1,324,226	1,727,528	9,617,644	19,540,448
Minimum required provision	-	541,801	397,094	1,437,193	584,707	735,506	981,709	1,234,005	9,617,644	15,529,659
Excess provision	-	2,236	5,189	1,725,977	986,946	454,401	342,517	493,523	-	4,010,789
Overall total on September 30, 2011 (2)	48,136,991	108,058,101	23,433,936	60,607,430	5,267,690	2,304,896	1,849,241	1,555,410	9,257,460			260,471,155
Existing provision	-	541,775	239,509	3,749,331	1,418,620	1,113,053	1,248,335	1,522,827	9,257,460			19,090,910
Minimum required provision	-	540,290	234,338	1,818,222	526,770	691,468	924,620	1,088,788	9,257,460			15,081,956
Excess provision	-	1,485	5,171	1,931,109	891,850	421,585	323,715	434,039	-			4,008,954
Overall total on December 31, 2010 (2)	39,935,375	99,774,282	22,110,084	51,409,501	4,285,133	1,824,257	1,652,872	1,329,007	8,293,466					230,613,977
Existing provision	-	500,501	225,205	2,864,393	1,121,002	876,283	1,106,816	1,302,005	8,293,466					16,289,671
Minimum required provision	-	498,871	221,101	1,542,285	428,513	547,277	826,435	930,304	8,293,466					13,288,252
Excess provision	-	1,630	4,104	1,322,108	692,489	329,006	280,381	371,701	-					3,001,419

(1)  Ratio between maturities and types; and

(2)  The overall total includes performing loan operations in the amount of R$248,730,983 thousand (R$241,673,931 thousand on September 30, 2011 and R$214,732,172 thousand on December 31, 2010) and non-performing loan operations of R$19,936,882 thousand (R$18,797,224 thousand on September 30, 2011 and R$15,881,805 thousand on December 31, 2010).

174	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

d) Concentration of loan operations

	R$ thousand
	2011				2010
	December 31%		September 30%		December 31%
Largest borrower	2,387,821	0.9	2,400,490	0.9	2,687,550	1.2
10 largest borrowers	13,821,317	5.1	14,567,125	5.6	13,072,697	5.7
20 largest borrowers	22,701,156	8.4	23,529,678	9.0	20,477,156	8.9
50 largest borrowers	36,801,539	13.7	37,557,724	14.4	32,483,992	14.1
100 largest borrowers	47,718,776	17.8	47,917,263	18.4	41,284,361	17.9

e) By economic activity sector

	R$ thousand
	2011				2010
	December 31%		September 30%		December 31%
Public sector	1,046,107	0.4	1,407,391	0.5	973,496	0.4
Federal Government	764,524	0.3	1,077,849	0.4	585,520	0.2
Petrochemical	759,953	0.3	1,071,039	0.4	571,976	0.2
Financial intermediaries	4,571	-	6,810	-	13,544	-
State Government	281,583	0.1	329,542	0.1	387,976	0.2
Production and distribution of electricity	281,583	0.1	329,542	0.1	387,976	0.2
Private sector	267,621,758	99.6	259,063,764	99.5	229,640,481	99.6
Manufacturing	51,699,761	19.3	51,430,587	19.7	45,268,088	19.5
Food products and beverages	13,038,439	4.9	12,964,638	5.0	11,276,005	4.9
Steel, metallurgy and mechanics	8,226,165	3.1	8,689,172	3.3	7,263,943	3.1
Pulp and paper	3,809,106	1.4	3,909,816	1.5	3,115,730	1.4
Oil refining and production of alcohol	3,384,333	1.2	3,312,713	1.3	2,137,583	0.9
Chemical	3,323,662	1.2	3,463,407	1.3	4,706,105	2.0
Textiles and apparel	3,162,187	1.2	3,170,915	1.2	2,759,043	1.2
Light and heavy vehicles	2,849,552	1.1	2,781,897	1.1	1,907,383	0.8
Rubber and plastic articles	2,593,684	1.0	2,608,400	1.0	2,312,310	1.0
Electric and electronic products	2,229,114	0.8	2,099,509	0.8	1,923,533	0.8
Furniture and wood products	1,979,906	0.7	1,901,059	0.7	1,635,419	0.7
Non-metallic materials	1,735,887	0.6	1,543,097	0.6	1,277,490	0.6
Extraction of metallic and non-metallic ores	1,678,188	0.6	1,567,574	0.6	1,788,928	0.8
Automotive parts and accessories	1,032,833	0.4	1,085,706	0.4	974,309	0.4
Leather articles	764,423	0.3	575,461	0.2	555,662	0.2
Publishing, printing and reproduction	718,032	0.3	660,484	0.3	565,256	0.2
Other industries	1,174,250	0.5	1,096,739	0.4	1,069,389	0.5
Commerce	43,020,741	15.9	40,859,935	15.7	34,518,955	15.0
Merchandise in specialty stores	11,618,280	4.3	10,551,239	4.1	8,392,430	3.6
Food products, beverages and tobacco	4,925,626	1.8	5,002,391	1.9	4,429,259	1.9
Non-specialized retailer	4,074,965	1.5	4,000,675	1.5	3,297,315	1.4
Automobile	3,819,979	1.4	3,387,420	1.3	2,974,855	1.3
Clothing and footwear	3,443,340	1.3	3,323,054	1.3	2,792,636	1.2
Motor vehicle repairs, parts and accessories	3,006,566	1.1	2,822,564	1.1	2,445,068	1.1
Grooming and household articles	2,537,517	0.9	2,647,925	1.0	2,201,599	1.0
Waste and scrap	2,052,003	0.8	1,861,631	0.7	1,600,659	0.7

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Notes to the Consolidated Financial Statements

	R$ thousand
	2011				2010
	December 31%		September 30%		December 31%
Fuel	1,796,472	0.7	1,843,528	0.7	1,503,354	0.7
Trade intermediary	1,667,237	0.6	1,615,444	0.6	1,276,445	0.6
Wholesale of goods in general	1,560,379	0.6	1,397,319	0.5	1,242,319	0.5
Agricultural products	1,155,006	0.4	1,115,535	0.4	1,170,560	0.5
Other commerce	1,363,371	0.5	1,291,210	0.6	1,192,456	0.5
Financial intermediaries	627,577	0.2	688,405	0.3	565,607	0.3
Services	61,859,298	23.1	58,398,110	22.4	49,495,659	21.5
Transportation and storage	15,132,820	5.6	14,854,957	5.7	12,256,494	5.3
Civil construction	14,954,989	5.6	14,551,505	5.6	10,965,582	4.8
Real estate activities, rentals and corporate services	10,877,787	4.0	10,214,750	3.9	10,010,920	4.3
Production and distribution of electric power, gas and water	4,945,479	1.8	4,824,328	1.9	4,677,929	2.0
Social services, education, health, defense and social security	2,749,685	1.0	2,007,467	0.8	1,900,715	0.8
Holding companies, legal, accounting and business advisory services	2,683,679	1.0	2,334,367	0.9	2,346,211	1.0
Hotels and catering	2,297,976	0.9	2,153,860	0.8	1,853,957	0.8
Clubs, leisure, cultural and sport activities	1,758,810	0.7	1,659,290	0.6	1,352,937	0.6
Telecommunications	577,396	0.2	518,440	0.2	797,783	0.4
Other services	5,880,677	2.3	5,279,146	2.0	3,333,131	1.5
Agriculture, cattle raising, fishing, forestry and timber industry	3,442,553	1.3	3,785,721	1.5	2,907,753	1.3
Individuals	106,971,828	39.8	103,901,006	39.9	96,884,419	42.0
Total	268,667,865	100.0	260,471,155	100.0	230,613,977	100.0

176	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

f) Breakdown of loan operations and allowance for loan losses

Risk level	R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	2011		2010
	Past due	Outstanding	Total – non-performing loans				% December 31 YTD (2)	% September 30 YTD (2)	% December 31 YTD (2)
AA	-	-	-	51,049,799	51,049,799	19.0	19.0	18.5	17.3
A	-	-	-	108,359,473	108,359,473	40.3	59.3	60.0	60.6
B	336,640	1,717,600	2,054,240	37,655,194	39,709,434	14.8	74.1	69.0	70.2
C	771,696	2,518,548	3,290,244	44,616,215	47,906,459	17.8	91.9	92.3	92.5
Subtotal	1,108,336	4,236,148	5,344,484	241,680,681	247,025,165	91.9
D	783,015	1,860,865	2,643,880	3,203,207	5,847,087	2.2	94.1	94.3	94.4
E	687,635	1,167,323	1,854,958	596,728	2,451,686	0.9	95.0	95.2	95.2
F	580,445	865,560	1,446,005	517,414	1,963,419	0.7	95.7	95.9	95.8
G	674,608	776,279	1,450,887	311,977	1,762,864	0.7	96.4	96.5	96.4
H	4,080,332	3,116,336	7,196,668	2,420,976	9,617,644	3.6	100.0	100.0	100.0
Subtotal	6,806,035	7,786,363	14,592,398	7,050,302	21,642,700	8.1
Overall total on December 31, 2011	7,914,371	12,022,511	19,936,882	248,730,983	268,667,865	100.0
%	2.9	4.5	7.4	92.6	100.0
Overall total on September 30, 2011	7,668,387	11,128,837	18,797,224	241,673,931	260,471,155
%	2.9	4.3	7.2	92.8	100.0
Overall total on December 31, 2010	6,521,764	9,360,041	15,881,805	214,732,172	230,613,977
%	2.8	4.1	6.9	93.1	100.0

(1)  Ratio between risk level and total portfolio; and

(2)  Accumulated ratio between risk level and total portfolio.

Bradesco	177

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Notes to the Consolidated Financial Statements

Risk level	R$ thousand
	Allowance
	Minimum required provision	Minimum required					Additional	Existing	2011		2010
		Specific			Generic	Total			% December 31 YTD (1)	% September 30 YTD (1)	% December 31 YTD (1)
		Past due	Outstanding	Total specific
AA	-	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	541,801	541,801	2,236	544,037	0.5	0.5	0.5
B	1.0	3,366	17,176	20,542	376,552	397,094	5,189	402,283	1.0	1.0	1.0
C	3.0	23,151	75,556	98,707	1,338,486	1,437,193	1,725,977	3,163,170	6.6	6.2	5.6
Subtotal		26,517	92,732	119,249	2,256,839	2,376,088	1,733,402	4,109,490	1.7	1.9	1.7
D	10.0	78,301	186,086	264,387	320,320	584,707	986,946	1,571,653	26.9	26.9	26.2
E	30.0	206,291	350,197	556,488	179,018	735,506	454,401	1,189,907	48.5	48.3	48.0
F	50.0	290,222	432,780	723,002	258,707	981,709	342,517	1,324,226	67.4	67.5	67.0
G	70.0	472,225	543,396	1,015,621	218,384	1,234,005	493,523	1,727,528	98.0	97.9	98.0
H	100.0	4,080,332	3,116,336	7,196,668	2,420,976	9,617,644	-	9,617,644	100.0	100.0	100.0
Subtotal		5,127,371	4,628,795	9,756,166	3,397,405	13,153,571	2,277,387	15,430,958	71.3	72.0	73.1
Overall total on December 31, 2011		5,153,888	4,721,527	9,875,415	5,654,244	15,529,659	4,010,789	19,540,448	7.3
%		26.4	24.2	50.6	28.9	79.5	20.5	100.0
Overall total on September 30, 2011		4,941,241	4,232,095	9,173,336	5,908,620	15,081,956	4,008,954	19,090,910		7.3
%		25.9	22.2	48.1	30.9	79.0	21.0	100.0
Overall total on December 31, 2010		4,228,196	3,670,131	7,898,327	5,389,925	13,288,252	3,001,419	16,289,671			7.1
%		26.0	22.5	48.5	33.1	81.6	18.4	100.0

(1)  Ratio between existing allowance and total portfolio by risk level.

178	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

g) Changes in allowance for loan losses

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	19,090,910	17,364,625	16,289,671	16,313,243
- Specific provision (1)	9,173,336	8,668,946	7,898,327	8,886,147
- Generic provision (2)	5,908,620	5,692,340	5,389,925	4,424,421
- Excess provision (3)	4,008,954	3,003,339	3,001,419	3,002,675
Additions	2,957,792	3,905,934	12,082,907	9,037,123
Reductions	(2,508,254)	(2,179,649)	(8,832,130)	(9,060,695)
Closing balance	19,540,448	19,090,910	19,540,448	16,289,671
- Specific provision (1)	9,875,415	9,173,336	9,875,415	7,898,327
- Generic provision (2)	5,654,244	5,908,620	5,654,244	5,389,925
- Excess provision (3)	4,010,789	4,008,954	4,010,789	3,001,419

(1)  For operations with installments overdue for more than 14 days;

(2)  Recorded based on the customer/transaction classification and, accordingly, not included in the preceding item; and

(3)  The additional provision is recorded based on Management's experience and expected realization of the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risks, together with the provision calculated based on risk level ratings and the corresponding minimum percentage of provision established by CMN Resolution 2,682/99. The excess provision per customer was classified according to the corresponding risk levels (Note 10f).

h) Allowance for loan losses (ALL) expenses net of amounts recovered

Expenses with the allowance for loan losses, net of recoveries of written-off credits, are as follows.

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Amount recorded	2,957,792	3,905,934	12,082,907	9,037,123
Amount recovered (1)	(748,077)	(733,521)	(2,799,169)	(2,676,883)
ALL expense net of amounts recovered	2,209,715	3,172,413	9,283,738	6,360,240

(1)  Classified in income from loan operations (Note 10j).

i) Changes in renegotiated portfolio

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Opening balance	8,289,875	7,804,324	6,911,604	5,546,177
Amount renegotiated	1,965,760	2,062,516	7,800,419	5,885,354
Amount received	(950,664)	(938,269)	(3,559,407)	(2,509,824)
Write-offs	(646,804)	(638,696)	(2,494,449)	(2,010,103)
Closing balance	8,658,167	8,289,875	8,658,167	6,911,604
Allowance for loan losses	5,521,460	5,168,704	5,521,460	4,341,572
Percentage on renegotiated portfolio	63.8%	62.3%	63.8%	62.8%

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Notes to the Consolidated Financial Statements

j) Income on loan and leasing operations

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Discounted trade receivables and loans	8,172,259	8,247,645	31,322,390	25,413,000
Financings	2,955,790	3,015,292	11,024,005	8,423,922
Agricultural and agribusiness loans	259,022	256,617	1,037,315	1,107,375
Subtotal	11,387,071	11,519,554	43,383,710	34,944,297
Recovery of credits charged-off as loss	748,077	733,521	2,799,169	2,676,883
Subtotal	12,135,148	12,253,075	46,182,879	37,621,180
Leasing, net of expenses	397,988	310,773	1,594,663	2,232,444
Total	12,533,136	12,563,848	47,777,542	39,853,624

11)    OTHER RECEIVABLES

a)   Foreign exchange portfolio

Balance sheet accounts

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Assets – other receivables
Exchange purchases pending settlement	8,480,963	10,612,982	6,702,693
Exchange sale receivables	1,479,467	3,488,401	2,936,816
(-) Advances in local currency received	(150,937)	(165,716)	(255,129)
Income receivable on advances granted	83,558	64,065	61,111
Total	9,893,051	13,999,732	9,445,491
Liabilities – other liabilities
Exchange sales pending settlement	1,487,949	3,514,895	2,922,559
Exchange purchase payables	7,865,472	9,756,448	6,893,007
(-) Advances on foreign exchange contracts	(6,235,472)	(6,185,477)	(4,188,998)
Other	5,338	5,315	5,743
Total	3,123,287	7,091,181	5,632,311
Net foreign exchange portfolio	6,769,764	6,908,551	3,813,180
Memorandum accounts:
- Loans available for imports	1,700,341	1,865,374	1,465,018
- Confirmed exports loans	53,877	80,310	36,271

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Notes to the Consolidated Financial Statements

Foreign exchange results in profit or loss

Breakdown of foreign exchange transaction results adjusted to facilitate presentation

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Foreign exchange operations in profit or loss	158,766	784,613	1,214,800	530,036
Adjustments:
- Income on foreign currency financing (1)	5,646	136,359	152,421	48,186
- Income on export financing (1)	106,504	160,966	501,741	379,985
- Income on foreign investments (2)	(21,556)	312,471	291,445	27,138
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(49,962)	(1,107,498)	(1,149,151)	(240,498)
- Funding expenses (4)	(84,562)	(74,501)	(301,262)	(262,342)
- Other	14,646	(35,389)	(130,045)	(57,816)
Total adjustments	(29,284)	(607,592)	(634,851)	(105,347)
Adjusted foreign exchange operations result	129,482	177,021	579,949	424,689

(1)  Recognized in “Income from loan operations;”

(2)  Recognized in “Income on securities transactions;”

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and onlending expenses;” and

(4)  Refer to funding expenses of investments on foreign exchange transactions.

b)   Sundry

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Tax credits (Note 34c)	20,890,055	21,659,214	17,447,015
Credit card operations	14,846,591	13,305,868	13,392,247
Borrowers by escrow deposits	9,499,524	9,097,143	7,545,693
Prepaid taxes	4,767,423	4,300,796	1,802,731
Sundry borrowers	2,610,963	2,571,916	1,763,707
Trade and credit receivables (1)	1,497,373	1,197,615	1,969,457
Advances to Deposit Guarantee Fund (FGC)	350,100	395,765	532,761
Payments to be reimbursed	388,722	510,726	518,885
Receivables from sale of assets	65,369	66,334	71,397
Other	226,409	329,658	243,591
Total	55,142,529	53,435,035	45,287,484

(1)  Include receivables from the acquisition of financial assets from loan operations without substantial transfer of risks and benefits.

Bradesco	181

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Notes to the Consolidated Financial Statements

12)    OTHER ASSETS

a)   Foreclosed assets/other

	R$ thousand
	Cost	Provision for losses	Carrying amount
			2011		2010
			December 31	September 30	December 31
Real estate	516,481	(327,167)	189,314	127,981	112,690
Goods subject to special conditions	55,078	(55,078)	-	-	-
Vehicles and similar	361,914	(116,013)	245,901	256,533	286,805
Inventories/warehouse	77,345	-	77,345	59,519	22,628
Machinery and equipment	14,577	(5,577)	9,000	9,904	11,495
Other	19,569	(18,570)	999	975	1,136
Total on December 31, 2011	1,044,964	(522,405)	522,559
Total on September 30, 2011	676,605	(221,693)		454,912
Total on December 31, 2010	681,807	(247,053)			434,754

b)   Prepaid expenses

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Commission on the placement of financing (1)	1,292,428	1,069,559	603,957
Insurance selling expenses (2)	638,384	561,158	476,082
Advertising and marketing expenses (3)	75,543	73,524	65,406
Other (4)	366,323	180,181	127,951
Total	2,372,678	1,884,422	1,273,396

(1)  Commissions paid to storeowners and car dealers;

(2)  Commissions paid to brokers for the sale of insurance, pension plan and savings bond products;

(3)  Prepaid expenses of future advertising and marketing campaigns on media; and

(4)  Mainly related to card issue costs.

13)    INVESTMENTS

a)   Changes in investments in the consolidated financial statements

Affiliates	R$ thousand
	2011		2010
	December 31	September 30	December 31
- IRB-Brasil Resseguros S.A.	473,548	465,643	453,109
- Integritas Participações S.A.	534,177	455,594	431,894
- BES Investimento do Brasil S.A.	103,538	99,274	94,543
- Other	265,992	171,863	173,791
Total in affiliates	1,377,255	1,192,374	1,153,337
- Tax incentives	239,646	239,646	240,089
- Other investments	697,826	552,018	446,490
Provision for:
- Tax incentives	(211,578)	(211,578)	(213,252)
- Other investments	(51,432)	(51,432)	(49,874)
Overall total of investments	2,051,717	1,721,028	1,576,790

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Notes to the Consolidated Financial Statements

b)   The adjustments resulting from the valuation using the equity method of investments were recorded in the income statement, under “Equity in the Earnings (Losses) of Unconsolidated Companies” and was R$143,817 thousand for the year ended December 31, 2011 (R$127,251 thousand for the year ended December 31, 2010) and R$53,085 thousand in the fourth quarter of 2011 (R$40,667 thousand in the third quarter of 2011).

Companies	R$ thousand
	Capital stock	Adjusted shareholders’ equity	Number of shares/quotas held (thousands)		Consolidated ownership on capital stock	Adjusted net income	Equity accounting adjustments (1)
							2011			2010
			Common	Preferred			4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
IRB-Brasil Resseguros S.A. (2)	1,350,000	2,229,510	-	212	21.24%	402,853	36,136	17,087	85,566	65,118
BES Investimento do Brasil S.A. – Banco de Investimento (2)	320,000	517,688	10,745	10,745	20.00%	71,525	4,264	4,792	14,305	13,069
Integritas Participações S.A.(2)	57,406	1,019,975	22,581	-	22.32%	41,734	2,740	4,577	9,315	25,728
Other (2)							9,945	14,211	34,631	23,336
Equity in the earnings (losses) of unconsolidated companies							53,085	40,667	143,817	127,251

(1)  Comprise participation in the results recorded by the companies as of their acquisition and include equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting practices, when applicable; and

(2)  Based on financial information from prior months.

Bradesco	183

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Notes to the Consolidated Financial Statements

14)    PREMISES AND EQUIPMENT AND LEASED ASSETS

These assets are stated at acquisition cost. Depreciation is calculated based on the straight-line method at annual rates which take into consideration their economic useful lives.

	R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Carrying Amount
				2011		2010
				December 31	September 30	December 31
Property and equipment:
- Buildings	4%	836,866	(370,137)	466,729	447,285	419,315
- Land	-	367,947	-	367,947	364,920	345,469
Facilities, furniture and equipment in use	10%	4,498,032	(2,244,371)	2,253,661	1,728,401	1,583,096
Security and communication systems	10%	224,400	(139,298)	85,102	85,008	81,647
Data processing systems	20 to 50%	3,945,492	(2,734,068)	1,211,424	1,157,785	1,319,147
Transportation systems	20%	53,682	(25,912)	27,770	28,183	13,396
Subtotal		9,926,419	(5,513,786)	4,412,633	3,811,582	3,762,070
Leased assets		8,578	(8,368)	210	1,058	4,061
Total on December 31, 2011		9,934,997	(5,522,154)	4,412,843
Total on September 30, 2011		9,115,950	(5,303,310)		3,812,640
Total on December 31, 2010		8,869,823	(5,103,692)			3,766,131

184	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Notes to the Consolidated Financial Statements

Bradesco Organization’s premises and equipment present an unrecorded surplus value of R$2,977,993 thousand (R$2,978,978 thousand on September 30, 2011 and R$2,220,792 thousand on December 31, 2010), which is due to the increase in their market price, based on appraisal reports prepared by independent experts in 2011, 2010 and 2009.

The fixed asset to reference shareholders’ equity ratio in the “economic-financial consolidated,” which includes all entities of the Group, is 21.03% (16.74% on September 30, 2011 and 18.14% on December 31, 2010), and in the “financial consolidated,” which includes only the financial institutions of the Group (ex.: bank, securities, etc.), is 48.37% (44.11% on September 30, 2011 and 49.71% on December 31, 2010), whereas the maximum limit is 50%.

The difference between the fixed assets to shareholders’ equity ratio in the “economic-financial consolidated” and in the “financial consolidated” is due to non-financial subsidiaries which have high liquidity and low fixed assets to shareholders’ equity ratio, with the consequent increase in the fixed assets to shareholders’ equity ratio of the “financial consolidated.” Whenever necessary, we may reallocate the funds to the financial companies through the payment of dividends/interest on shareholders’ equity to financial companies or a corporate reorganization between the financial and non-financial companies, thus improving the ratio.

15)    INTANGIBLE ASSETS

a)   Goodwill

Goodwill from investment acquisitions amounted to R$3,862,772 thousand, net of accumulated amortization, when applicable, of which: (i) R$509,666 thousand represents the difference between the purchase price and the book value of the net assets acquired, which is recorded in Permanent Assets – Investments (BM&FBOVESPA and Integritas/Fleury shares), to be amortized upon their realization; and (ii) R$3,353,106 thousand representing future profitability/customer portfolio, which is amortized over twenty years, net of accrued amortization, when applicable.

During the year ended December 31, 2011, goodwill amortization totaled R$264,266 thousand (R$238,027 thousand on December 31, 2010) and R$65,785 thousand in the fourth quarter of 2011 (R$66,256 thousand in the third quarter of 2011) (Note 29).

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Notes to the Consolidated Financial Statements

b)   Intangible assets

Acquired intangible assets comprise:

	R$ thousand
	Amortization rate (1)	Cost	Amortization	Carrying amount
				2011		2010
				December 31	September 30	December 31
Acquisition of banking services rights	Contract (4)	5,463,285	(2,399,196)	3,064,089	1,824,425	1,909,831
Software (2)	20% to 50%	5,082,328	(2,566,033)	2,516,295	2,336,017	1,992,843
Future profitability/customer portfolio (3)	Up to 20%	3,994,750	(641,644)	3,353,106	2,312,208	2,416,496
Other	20%	116,043	(71,970)	44,073	45,037	39,981
Total on December 31, 2011		14,656,406	(5,678,843)	8,977,563
Total on September 30, 2011		11,932,227	(5,414,540)		6,517,687
Total on December 31, 2010		10,771,479	(4,412,328)			6,359,151

(1)  Intangible assets are amortized over the estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, when applicable;

(2)  Software acquired and/or developed by specialized companies;

(3)  Mainly composed by goodwill on the acquisition of interest in Banco Ibi - R$930,041 thousand, Odontoprev - R$342,536 thousand, Ágora Corretora - R$163,849 thousand, Ibi México - R$24,918 thousand, Europ Assistance Serviços de Assistência Personalizados - R$22,451 thousand, Alelo (CBSS) - R$150,633 thousand, Cielo - R$408,014 thousand and Banco Berj - R$1,106,683 thousand, net of accrued amortization, when applicable; and

(4)  Based on each pay-back agreement.

In 2011, impairment loss was recorded in intangible assets - acquisition of banking service rights, totaling R$5,126 thousand (R$17,271 thousand on December 31, 2010), and in intangible assets - software, totaling R$9,222 thousand on December 31, 2010.

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Notes to the Consolidated Financial Statements

c)   Change in intangible assets by type

	R$ thousand
	Acquisition of banking service rights	Software	Future profitability/ customer portfolio	Other	Total
Balance on December 31, 2010	1,909,831	1,992,843	2,416,496	39,981	6,359,151
Additions/reductions (1)	1,865,043	893,999	1,200,876	15,498	3,975,416
Impairment losses	(5,126)	-	-	-	(5,126)
Amortization for the period	(705,659)	(370,547)	(264,266)	(11,406)	(1,351,878)
Balance on December 31, 2011	3,064,089	2,516,295	3,353,106	44,073	8,977,563

(1)  With regard to acquisition of bank rights, it basically includes the right to provide services related to the payment of public servants and suppliers of the Rio de Janeiro State Government, totaling R$752,066 thousand.

Bradesco	187

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Notes to the Consolidated Financial Statements

16)    DEPOSITS, FEDERAL FUNDS PURCHASED AND SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
● Demand deposits (1)	33,120,757	-	-	-	33,120,757	31,861,863	36,224,557
● Savings deposits (1)	59,656,319	-	-	-	59,656,319	56,583,682	53,435,652
● Interbank deposits	285,320	177,870	42,855	13,742	519,787	369,922	275,444
● Time deposits (2)	13,529,461	13,788,522	11,507,232	85,302,149	124,127,364	135,848,493	102,157,731
● Other – investment deposits	-	-	-	-	-	-	1,107,215
Overall total on December 31, 2011	106,591,857	13,966,392	11,550,087	85,315,891	217,424,227
%	49.1	6.4	5.3	39.2	100.0
Overall total on September 30, 2011	110,604,416	18,947,541	10,346,106	84,765,897		224,663,960
%	49.3	8.4	4.6	37.7		100.0
Overall total on December 31, 2010	97,242,257	7,533,178	20,819,624	67,605,540			193,200,599
%	50.3	3.9	10.8	35.0			100.0

(1)  Classified as “1 to 30 days”, not considering average historical turnover; and

(2)  Considers the actual maturities of investments.

188	Report on Economic and Financial Analysis - December 2011

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Notes to the Consolidated Financial Statements

b)   Federal funds purchased and securities sold under agreements to repurchase

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Own portfolio	77,213,770	10,211,319	4,837,105	36,633,328	128,895,522	131,297,592	119,486,995
● Government securities	75,160,253	480,029	150,795	14,424	75,805,501	79,940,286	69,373,887
● Debentures of own issuance	619,081	8,452,954	4,686,310	36,018,622	49,776,967	47,525,689	46,040,178
● Foreign	1,434,436	1,278,336	-	600,282	3,313,054	3,831,617	4,072,930
Third-party portfolio (1)	57,550,457	200,576	-	-	57,751,033	36,250,448	44,084,563
Unrestricted portfolio (1)	9,237,466	1,191,701	372,504	-	10,801,671	3,909,535	7,925,602
Overall total on December 31, 2011 (2)	144,001,693	11,603,596	5,209,609	36,633,328	197,448,226
%	72.9	5.9	2.6	18.6	100.0
Overall total on September 30, 2011 (2)	117,997,546	9,268,249	8,227,290	35,964,490		171,457,575
%	68.8	5.4	4.8	21.0		100.0
Overall total on December 31, 2010 (2)	115,794,642	14,174,646	6,917,135	34,610,737			171,497,160
%	67.5	8.3	4.0	20.2			100.0

(1)  Represented by government securities; and

(2)  Includes R$43,303,145 thousand (R$45,155,626 thousand on September 30, 2011 and R$30,850,727 thousand on December 31, 2010) of investment funds in purchase and sale commitments with Bradesco, whose quotaholders are subsidiaries included in the consolidated financial statements (Notes 8a, b, cI and  d).

Bradesco	189

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Notes to the Consolidated Financial Statements

    c)   Funds from issuance of securities

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Securities - Brazil:
- Mortgage bonds	99,246	465,544	727,023	17,892	1,309,705	1,339,341	1,277,455
- Letters of credit for real estate	50,787	873,833	1,208,164	11,147	2,143,931	1,749,294	776,787
- Letters of credit for agribusiness	166,841	962,863	858,766	550,500	2,538,970	2,354,019	1,699,710
- Financial bills	-	3,585,040	4,879,162	18,655,476	27,119,678	19,284,655	7,819,882
- Debentures (1)	-	-	-	-	-	-	743,127
Subtotal	316,874	5,887,280	7,673,115	19,235,015	33,112,284	24,727,309	12,316,961
Securities - abroad:
- MTN Program Issues (2)	28,874	-	-	4,467,968	4,496,842	4,397,615	1,682,930
- Securitization of future flow of money orders received from abroad (Note 16d)	8,338	234,475	359,487	3,336,916	3,939,216	3,780,196	3,673,572
- Securitization of future flow of credit card bill receivables from cardholders resident abroad (Note 16d)	-	-	-	-	-	-	23,466
- Issuance costs	-	-	-	(26,180)	(26,180)	(26,470)	(22,978)
Subtotal	37,212	234,475	359,487	7,778,704	8,409,878	8,151,341	5,356,990
Overall total on December 31, 2011	354,086	6,121,755	8,032,602	27,013,719	41,522,162
%	0.9	14.7	19.3	65.1	100.0
Overall total on September 30, 2011	445,481	2,338,283	7,158,595	22,936,291		32,878,650
%	1.4	7.1	21.7	69.8		100.0
Overall total on December 31, 2010	173,182	2,483,953	2,273,497	12,743,319			17,673,951
%	1.0	14.0	12.9	72.1			100.0

(1)  Past due transactions in May 2011 referring to issuances of debentures not convertible into Bradesco Leasing S.A. Arrendamento Mercantil shares; and

(2)  Issuance of securities in the foreign market for costumers’ foreign exchange operations, export pre-financing, import financing and working capital financing, substantially in the medium and long terms.

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Notes to the Consolidated Financial Statements

d)   Since 2003, the Bradesco Organization has been entering into certain agreements designed to optimize its funding and liquidity management activities through the use of SPEs. These SPEs, named International Diversified Payment Rights Company and Brazilian Merchant Voucher Receivables Limited, are financed with long-term debt and settled through future cash flows of the underlying assets, which basically include:

(i)  Current and future flows of money orders remitted by individuals and corporate entities located abroad to beneficiaries in Brazil for which the Bank acts as a paying agent; and

(ii) Current and future flows of credit card receivables arising from expenditures in Brazil by holders of credit cards issued outside Brazil. The operation was concluded in June 2011.

Long-term notes issued by the SPEs and sold to investors are settled through funds derived from the money order flows and credit card bills. Bradesco is obliged to redeem these securities in specific cases of delinquency or if SPEs’ operations are discontinued.

Funds from the sale of current and future money order flows and credit card receivables, received by the SPEs, must be maintained in a specific bank account until a minimum limit is attained.

We present below the main features of the notes issued by SPEs:

	R$ thousand
	Date of issue	Transaction amount	Maturity	Total
				2011		2010
				December 31	September 30	December 31
Securitization of future flow of money orders received from abroad	7.28.2004	305,400	8.20.2012	18,575	27,568	46,299
	6.11.2007	481,550	5.20.2014	263,494	289,516	338,179
	6.11.2007	481,550	5.20.2014	263,368	289,378	337,991
	12.20.2007	354,260	11.20.2014	205,980	222,206	249,570
	12.20.2007	354,260	11.20.2014	205,980	222,206	249,570
	3.6.2008	836,000	5.22.2017 (1)	936,559	926,097	831,993
	12.19.2008	1,168,500	2.20.2019 (2)	936,222	925,764	831,752
	12.17.2009	133,673	11.20.2014	128,514	138,674	124,584
	12.17.2009	133,673	2.20.2017	139,806	138,172	124,097
	12.17.2009	89,115	2.20.2020	93,180	92,091	82,708
	8.20.2010	307,948	8.21.2017	327,259	323,609	290,684
	9.29.2010	170,530	8.21.2017	187,001	184,915	166,145
	11.16.2011 (4)	88,860	11.20.2018	93,437	-	-
	11.16.2011 (5)	133,290	11.22.2021	139,841	-	-
Total		5,038,609		3,939,216	3,780,196	3,673,572
Securitization of future flow of credit card bill receivables from cardholders resident abroad	7.10.2003	800,818	6.15.2011(3)	-	-	23,466
Total		800,818		-	-	23,466

(1)    The maturity date was postponed from May 20, 2015 to May 22, 2017;

(2)    The maturity date was postponed from February 20, 2015 to February 22, 2016 and from February 22, 2016 to February 20, 2019;

(3)    Security settled on June 15, 2011;

(4)    New issuance of securities abroad totaling US$50,000; and

(5)    New issuance of securities abroad totaling US$75,000.

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Notes to the Consolidated Financial Statements

e)   Expenses with funding and adjustment for inflation and interest on technical reserves for insurance, pension plans and savings bonds

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Savings deposits	947,212	1,006,088	3,754,754	2,964,110
Time deposits	3,291,411	3,739,482	13,543,914	10,350,576
Federal funds purchased and securities sold under agreements to repurchase	4,764,438	5,189,102	19,090,181	13,011,148
Funds from issuance of securities	969,723	1,073,224	3,190,278	994,981
Other funding expenses	101,274	118,493	400,437	347,513
Subtotal	10,074,058	11,126,389	39,979,564	27,668,328
Expenses for adjustment for inflation and interest on technical reserves from insurance, pension plans and savings bonds	2,045,254	1,582,155	6,712,688	6,083,511
Total	12,119,312	12,708,544	46,692,252	33,751,839

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Notes to the Consolidated Financial Statements

17)    BORROWING AND ONLENDING

a)   Borrowing

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
Abroad	6,939,857	5,271,854	3,548,346	1,497,384	17,257,441	13,239,877	7,989,907
Overall total on December 31, 2011	6,939,857	5,271,854	3,548,346	1,497,384	17,257,441
%	40.2	30.5	20.6	8.7	100.0
Overall total on September 30, 2011	1,586,609	6,118,779	4,018,987	1,515,502		13,239,877
%	12.0	46.2	30.4	11.4		100.0
Overall total on December 31, 2010	817,959	4,188,363	2,223,125	760,460			7,989,907
%	10.3	52.4	27.8	9.5			100.0

b)   Onlending

	R$ thousand
	2011						2010
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	December 31	September 30	December 31
In Brazil	1,059,643	4,494,188	5,665,158	24,686,508	35,905,497	35,753,306	30,200,655
- National Treasury	-	-	56,455	-	56,455	67,642	36,660
- BNDES	426,794	1,714,693	2,289,000	8,627,613	13,058,100	13,478,637	11,759,333
- CEF	1,675	7,456	8,948	50,952	69,031	71,151	86,344
- FINAME	631,174	2,770,791	3,310,755	16,007,340	22,720,060	22,135,245	18,317,697
- Other institutions	-	1,248	-	603	1,851	631	621
Abroad	83,998	-	-	-	83,998	64,292	5,663
Overall total on December 31, 2011	1,143,641	4,494,188	5,665,158	24,686,508	35,989,495
%	3.2	12.5	15.7	68.6	100.0
Overall total on September 30, 2011	1,333,212	4,775,497	5,665,254	24,043,635		35,817,598
%	3.8	13.3	15.8	67.1		100.0
Overall total on December 31, 2010	1,025,013	3,517,218	4,792,032	20,872,055			30,206,318
%	3.4	11.6	15.9	69.1			100.0

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Notes to the Consolidated Financial Statements

c)   Borrowing and onlending expenses

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Borrowing:
- In Brazil	2,223	312	3,896	2,727
- Abroad	38,131	35,219	111,601	61,805
Subtotal borrowing	40,354	35,531	115,497	64,532
Onlending in Brazil:
- National Treasury	954	645	1,940	2,515
- BNDES	204,216	201,397	774,194	615,459
- CEF	1,425	1,602	5,978	6,972
- FINAME	277,325	306,232	1,049,746	786,698
- Other institutions	42	5	59	121
Onlending abroad:
- Payables to foreign bankers (Note 11a)	49,962	1,107,498	1,149,151	240,498
- Other expenses with foreign onlending	362,721	4,705,952	3,757,948	(706,969)
- Exchange variation from investments abroad	(345,534)	(2,434,428)	(2,779,963)	-
Subtotal onlending	551,111	3,888,903	3,959,053	945,294
Total	591,465	3,924,434	4,074,550	1,009,826

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements; however,  there are ongoing proceedings whose chances of success are assessed as probable, such as: a) Social Integration Program (PIS), claiming the offset of PIS on Gross Operating Income, paid in accordance with Decree-Laws 2,445/88 and 2,449/88, regarding the payment exceeding the amount due under Supplementary Law 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, whose decision may lead to the reimbursement of the amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Bradesco Organization is currently a party to a number of labor, civil and tax lawsuits, arising from the normal course of its business activities.

Provisions were recorded by the Management based on the opinion of legal advisors, the type of lawsuit, similarity with previous lawsuits, complexity and positioning of the courts, whenever a loss is deemed probable.

Management considers that the provision recorded is sufficient to cover losses generated by the corresponding proceedings.

Liability related to litigation is held until the definite successful outcome of the lawsuit, represented by favorable judicial decisions, for which appeals can no longer be reversed or due to the statute of limitation.

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Notes to the Consolidated Financial Statements

          I -   Labor claims

These are claims brought by former employees seeking indemnifications, especially for unpaid overtime, according to Article 224 of the Consolidation of Labor Laws (CLT). In proceedings requiring judicial deposit to guarantee the execution of the judgment, the amount of labor provisions are recorded considering the estimated loss of these deposits. For other proceedings, the provision is recorded based on the average of payments made for claims settled in the last 12 months.

Overtime is controlled through the use of electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to notarized protests, returned checks, the inclusion of information about debtors in the restricted credit registry and the reincorporation of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based systems and provisioned whenever the loss is assessed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, and similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages and are not events that cause a significant impact on our financial position.

It is worth noting the significant number of legal claims pleading the incidence of inflation rates which were excluded from the adjustment for inflation of savings accounts balances due to economic plans which were part of the federal government economic policy to reduce inflation in the past. Although the Bank complied with the legal requirements in force at the time, these lawsuits have been recorded as provisions, taking into consideration claims effectively notified and their assessed loss perspectives, taking into consideration the current judicial decision of the Superior Court of Justice (STJ).

Regarding the disputes related to economic plans, it is worth noting two aspects: a) the Bank does not expect any significant provisions to be recorded in excess of what has been provided for, as the legal periods for new claims has expired; and b) the Federal Supreme Court (STF) suspended the analysis of all appeals up to final decision to be rendered by it.

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Notes to the Consolidated Financial Statements

    III -   Legal obligations – provision for tax risks

The Bradesco Organization is disputing in court the legality and constitutionality of certain taxes and contributions, for which provisions have been recorded in full, although there are good chances for a favorable outcome in the medium and long terms, based on the opinion of the legal advisors.

The main issues are:

-   Cofins – R$6,345,973  thousand: a request for authorization to calculate and pay Cofins, from October 2005, based on effective income, whose concept is in Article 2 of Supplementary Law 70/91, removing the unconstitutional increase in the calculation basis introduced by paragraph 1 of Article 3 of Law 9,718/98;

-   INSS Autonomous Brokers – R$1,004,092 thousand: we are questioning the incidence of social security contribution on remunerations paid to autonomous service providers, established by Supplementary Law 84/96 and subsequent regulations/amendments, at the rate of 20% and additional of 2.5%, under the argument that services are not provided to insurance companies, but to policyholders, thus being outside the incidence of the contribution provided for in item I, Article 22, of Law 8,212/91, with new wording given in Law 9,876/99;

-   IRPJ/Loan Losses – R$703,568 thousand: we are requesting authorization to deduct, for purposes of determination of the calculation basis of IRPJ and CSLL, the total or partial amount of effective and definite loan losses, regardless of the compliance with the conditions and terms provided for in Articles 9 to 14 of Law 9,430/96 that only apply to temporary losses;

-   CSLL – Deductibility on the IRPJ calculation basis – R$607,405 thousand: we are requesting to calculate and pay income tax due, related to the 1997 base year and subsequent years, without adding the CSLL to the respective calculation basis, set forth by Article 1, of Law 9,316/96, since this contribution represents an effective, necessary and mandatory expense to the Company; and

-   PIS – R$293,267 thousand: we are requesting the authorization to offset amounts overpaid in 1994 and 1995 base years as contribution to PIS, corresponding to the amount that exceeds the calculation basis established in the Constitution, i.e., gross operating income, as defined in the income tax legislation – concept in Article 44 of Law 4,506/64, not including interest income.

               IV -    Provisions by nature

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Labor claims	2,315,859	2,254,882	1,580,811
Civil claims	3,345,225	3,123,697	2,664,436
Subtotal (1)	5,661,084	5,378,579	4,245,247
Provision for tax risks (2)	12,463,489	11,641,721	9,234,533
Total	18,124,573	17,020,300	13,479,780

(1)  Note 20b; and

(2)  Classified under “Other liabilities – tax and social security” (Note 20a).

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Notes to the Consolidated Financial Statements

              V -    Changes in provisions

	R$ thousand
	2011
	Labor	Civil	Tax (1)
Balance at the beginning of the year	1,580,811	2,664,436	9,234,533
Additions	78	110,273	7,785
Adjustment for inflation	206,514	380,404	997,466
Net reversals and write-offs	1,029,090	635,871	2,332,128
Payments	(500,634)	(445,759)	(108,423)
Balance at the end of the year	2,315,859	3,345,225	12,463,489

(1)  Substantially comprised of legal liabilities.

c)   Contingent liabilities classified as possible losses

The Bradesco Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal advisors, classifies the lawsuits according to the expectation of loss. The trends of administrative and judicial proceedings are periodically analyzed and, if necessary, the related risks are reclassified. In this context the contingent proceedings evaluated as having the risk of possible loss are not recorded as a liability in the financial statements. The main proceedings with this classification are the following: a) leasing companies’ Tax on Services of any Nature (ISSQN), the total processes of which correspond to R$517,667 thousand. In this lawsuit, we discuss the demand of tax by municipalities other than those where the companies are located and where, in compliance with the law, the tax is collected; and b) income tax and social contribution related to 2006 to 2009, related to the goodwill amortization disallowance on the acquisition of Tempo Serviços Ltda. in the amount of R$372,323 thousand.

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Notes to the Consolidated Financial Statements

19)    SUBORDINATED DEBT

					R$ thousand
					2011		2010
Maturity	Original term in years	Amount of the operation	Currency	Remuneration	December 31	September 30	December 31
In Brazil:
Subordinated CDB:
2011 (1)	5	-	R$	103.0% of CDI rate	-	-	7,685,360
2012 (2)				103.0% of CDI rate	4,346,008	4,225,965	4,588,559
				100.0% of CDI rate + (0.344% p.a. - 0.4914% p.a.) or
	5	2,713,100	R$	IPCA + (7.102% p.a. – 7.632% p.a.)
				100.0% of CDI rate + (0.344% p.a. – 1.0817% p.a.) or	882,685	856,275	780,335
2013	5	575,000	R$	IPCA + (7.74% p.a. – 8.20% p.a.)
2014	6	1,000,000	R$	112.0% of CDI rate	1,419,811	1,378,507	1,255,662
				108.0% to 112.0% of CDI rate or	1,774,656	1,713,963	1,537,777
2015	6	1,274,696	R$	IPCA + (6.92% p.a. – 8.55% p.a.)
				IPCA + (6.7017% p.a. – 7.1292% p.a.)	118,035	112,245	566
				100.0% IGP-M + 6.3874% p.a.
				108.0% to 110.0% of CDI rate or
2016	6	100,518	R$	100.0% PRE + 13.0949% p.a.
2012 (2)	10	702,060	R$	100.0% to 101.5% of CDI rate + (0.75% p.a. – 0.87% p.a.)	2,632,710	2,559,885	5,164,452
2019	10	20,000	R$	IPCA + 7.76% p.a.	27,398	26,485	23,828
Financial bills/other:
2011 to 2016	up to 5	6,750	R$	100% of CDI rate	7,197	8,314	-
2017 (3)	6	2,990,837	R$	100% of CDI rate + (1.2685% p.a. – 1.3656% p.a.)	3,117,564	3,026,049	-
2017 to 2021 (3)	6 to 10	5,166,161	R$	104% to 112.5% of CDI rate	5,382,923	4,997,319	33,269
2017 to 2021 (3)	6 to 10	221,015	R$	IGP-M rate + (5.8351% p.a. – 7.0670% p.a.)	232,900	166,410	51,338
2017 to 2021 (3)	6 to 10	406,869	R$	IPCA rate + (5.8137% p.a. – 7.7600% p.a.)	441,747	387,351	91,881
2017 to 2021 (3)	6 to 10	109,202	R$	Fixed rate of 11.7493% p.a. – 13.8609% p.a.	122,411	115,303	22,668
Subtotal in Brazil					20,506,045	19,574,071	21,235,695

Abroad:
2011 (4)	10	-	US$	10.25% p.a. rate	-	286,456	250,656
2012 (5)	10	315,186	Yen	4.05% p.a. rate	428,857	429,055	366,237
2013	10	1,434,750	US$	8.75% p.a. rate	936,511	925,636	831,186
2014	10	801,927	Euro	8.00% p.a. rate	555,017	579,880	507,552
2019	10	1,333,575	US$	6.75% p.a. rate	1,446,390	1,426,703	1,284,805
2021 (6)	11	1,600,000	US$	5.90% p.a. rate	3,067,402	2,988,211	1,867,290
Issuance costs					(30,131)	(29,552)	(28,475)
Subtotal abroad					6,404,046	6,606,389	5,079,251

Overall total					26,910,091	26,180,460	26,314,946

(1)   Maturity of subordinated debt amounting to R$3,981,022 thousand, of which: (i) R$1,000,000 thousand matured in January 2011;
(ii) R$1,171,022 thousand matured in February 2011; (iii) R$710,000 thousand matured in March 2011; and (iv) R$1,100,000 thousand matured in June 2011;

(2)   Early settlement of subordinated debt, of which: (i) R$3,001,001 thousand was paid in July 2011; and (ii) R$718,702 thousand was paid in September 2011;

(3)   Issue of financial bills, of which: (i) R$1,520,700 thousand in February 2011; (ii) R$944,662 thousand in June 2011;
(iii) R$3,036,137 thousand in July 2011; (iv) R$1,217,106 thousand in August 2011; (v) R$857,008 thousand in September 2011; (vi) R$269,909 thousand in October 2011; and (vi) R$330,967 thousand in December 2011, maturing up to 2021;

(4)   Subordinated debt operations falling due in December 2011;

(5)   Including the cost of swap to U.S. dollar, the rate increases to 10.15% p.a.; and

(6)   In January 2011, subordinated debts totaling US$500,000 thousand was issued abroad with a 5.90% p.a. rate, falling due in 2021.

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Notes to the Consolidated Financial Statements

20)    OTHER LIABILITIES

a)   Tax and social security

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Provision for tax risks (Note 18b IV)	12,463,489	11,641,721	9,234,533
Provision for deferred income tax (Note 34f)	4,824,991	5,147,014	4,791,462
Taxes and contributions on profits payable	3,050,869	2,527,811	2,227,860
Taxes and contributions payable	582,341	847,634	934,860
Total	20,921,690	20,164,180	17,188,715

b)   Sundry

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Credit card operations	12,678,343	11,151,857	10,912,930
Provision for payments	4,215,108	4,476,922	3,660,082
Civil and labor provisions (Note 18b IV)	5,661,084	5,378,579	4,245,247
Sundry creditors	3,438,299	2,966,476	2,192,778
Liabilities for acquisition of assets and rights (1)	2,103,213	1,067,891	1,419,568
Liabilities for official agreements	411,056	286,043	269,477
Other	1,315,943	1,218,476	1,016,894
Total	29,823,046	26,546,244	23,716,976

(1)    On December 31, 2011, it includes R$911,068 thousand related to the liabilities arising in the acquisition of Banco Berj at an auction held by the Rio de Janeiro State Government in May 2011 and consolidated as of November 2011.

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Notes to the Consolidated Financial Statements

21)    INSURANCE, PENSION PLAN AND SAVINGS BOND OPERATIONS

a)     Technical reserves by account

	R$ thousand
	Insurance (1)			Life and pension plans (2)			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Current and long-term liabilities
Mathematical reserve for unvested benefits	709,016	699,696	672,023	77,811,695	71,786,074	64,135,257	-	-	-	78,520,711	72,485,770	64,807,280
Mathematical reserve for vested benefits	137,848	137,157	126,140	5,397,832	5,279,332	4,994,380	-	-	-	5,535,680	5,416,489	5,120,520
Mathematical reserve for redemptions	-	-	-	-	-	-	3,838,024	3,632,751	3,091,769	3,838,024	3,632,751	3,091,769
Reserve for claims incurred but not reported (IBNR)	1,104,952	986,690	1,545,602	743,826	736,532	607,971	-	-	-	1,848,778	1,723,222	2,153,573
Unearned premium reserve	1,966,745	1,962,905	1,780,573	158,927	137,622	84,430	-	-	-	2,125,672	2,100,527	1,865,003
Contribution deficiency reserve (3)	-	-	-	3,636,981	3,632,135	3,332,695	-	-	-	3,636,981	3,632,135	3,332,695
Reserve for unsettled claims	2,508,979	2,464,992	1,410,808	1,000,549	938,355	865,987	-	-	-	3,509,528	3,403,347	2,276,795
Reserve for risk fluctuation	-	-	-	635,843	625,230	650,397	-	-	-	635,843	625,230	650,397
Premium deficiency reserve	-	-	-	473,682	539,990	590,545	-	-	-	473,682	539,990	590,545
Reserve for financial surplus	-	-	-	379,694	374,898	357,833	-	-	-	379,694	374,898	357,833
Reserve for drawings and redemptions	-	-	-	-	-	-	559,177	528,834	488,514	559,177	528,834	488,514
Reserve for administrative expenses	-	-	-	98,794	100,017	110,935	164,794	158,714	136,868	263,588	258,731	247,803
Provision for contingencies	-	-	-	-	-	-	9,299	8,263	6,523	9,299	8,263	6,523
Other reserves	1,646,016	1,730,280	1,635,154	670,320	638,304	552,687	-	-	-	2,316,336	2,368,584	2,187,841
Total reserves	8,073,556	7,981,720	7,170,300	91,008,143	84,788,489	76,283,117	4,571,294	4,328,562	3,723,674	103,652,993	97,098,771	87,177,091

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Notes to the Consolidated Financial Statements

b)    Technical reserves by product

	R$ thousand
	Insurance			Life and pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Health (1)	4,020,463	3,990,822	3,511,751	-	-	-	-	-	-	4,020,463	3,990,822	3,511,751
Auto/RCF	2,473,454	2,414,945	2,234,174	-	-	-	-	-	-	2,473,454	2,414,945	2,234,174
DPVAT	116,405	120,669	90,695	282,057	293,003	203,937	-	-	-	398,462	413,672	294,632
Life	16,262	17,462	14,043	3,984,996	3,763,638	3,249,154	-	-	-	4,001,258	3,781,100	3,263,197
Basic lines	1,446,972	1,437,822	1,319,637	-	-	-	-	-	-	1,446,972	1,437,822	1,319,637
Unrestricted Benefits Generating Plan – PGBL to be granted	-	-	-	15,457,576	14,429,373	13,296,405	-	-	-	15,457,576	14,429,373	13,296,405
Long-Term Life Insurance – VGBL - to be granted	-	-	-	52,775,640	48,058,675	42,274,527	-	-	-	52,775,640	48,058,675	42,274,527
Pension plans	-	-	-	18,507,874	18,243,800	17,259,094	-	-	-	18,507,874	18,243,800	17,259,094
Savings bonds	-	-	-	-	-	-	4,571,294	4,328,562	3,723,674	4,571,294	4,328,562	3,723,674
Total technical reserves	8,073,556	7,981,720	7,170,300	91,008,143	84,788,489	76,283,117	4,571,294	4,328,562	3,723,674	103,652,993	97,098,771	87,177,091

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Notes to the Consolidated Financial Statements

c)       Guarantees of technical reserves
	R$ thousand
	Insurance			Life and pension plans			Savings bonds			Total
	2011		2010	2011		2010	2011		2010	2011		2010
	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31	December 31	September 30	December 31
Investment fund quotas (VGBL and PGBL)	-	-	-	68,233,216	62,488,048	55,570,932	-	-	-	68,233,216	62,488,048	55,570,932
Investment fund quotas (excluding VGBL and PGBL)	6,903,381	6,713,234	6,003,498	16,372,406	16,003,012	14,255,056	4,075,664	3,980,085	3,340,037	27,351,451	26,696,331	23,598,591
Government securities	-	-	77,229	4,660,749	4,573,592	4,559,723	-	-	-	4,660,749	4,573,592	4,636,952
Private securities	86,803	72,203	53,428	569,495	564,466	521,584	221,170	215,943	207,233	877,468	852,612	782,245
Shares	2,802	2,593	2,840	1,280,110	1,267,063	1,480,137	364,498	332,571	376,434	1,647,410	1,602,227	1,859,411
Receivables	772,878	787,025	702,588	-	-	-	-	-	-	772,878	787,025	702,588
Deposits retained at IRB and court deposits	23,102	22,620	6,658	68,703	71,664	72,449	-	-	-	91,805	94,284	79,107
Reinsurance credits	652,686	660,852	608,151	8,490	8,102	6,662	-	-	-	661,176	668,954	614,813
Total guarantees of technical reserves	8,441,652	8,258,527	7,454,392	91,193,169	84,975,947	76,466,543	4,661,332	4,528,599	3,923,704	104,296,153	97,763,073	87,844,639

1)   “Other reserves” basically refers to the technical reserves of the “individual health” portfolio made to cover the differences of future premium adjustments and those necessary to the portfolio technical balance;

2)   Includes personal insurance and pension plan operations; and

3)   The contribution deficiency reserve for retirement and pension plans is calculated according to the normalized biometric table AT-2000, improved by 1.5% p.a., considering males separated from females, who have a longer life expectancy, and actual real interest rate of 4.0% p.a. For disability plans, the provision is also actuarially calculated according to the biometric AT-49 (male) table and the 4.0% p.a. real interest rate.

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d)    Insurance, pension plan contribution and savings bond retained premiums

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Written premiums	4,501,557	4,436,462	17,135,055	14,075,248
Pension plan contributions (including VGBL)	5,926,829	3,828,800	17,785,224	14,363,316
Savings bond income	798,266	849,109	3,047,132	2,483,683
Granted coinsurance premiums	(51,650)	(48,578)	(190,724)	(127,306)
Refunded premiums	(37,323)	(40,538)	(141,089)	(123,023)
Net written premiums	11,137,679	9,025,255	37,635,598	30,671,918
Reinsurance premiums	(80,974)	(71,288)	(272,924)	(194,118)
Insurance, pension plan and savings bond retained premiums	11,056,705	8,953,967	37,362,674	30,477,800

22)    NON-CONTROLLING INTEREST IN SUBSIDIARIES

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Banco Bradesco BBI S.A.	116,600	114,442	108,595
Other (1)	498,658	498,998	362,941
Total	615,258	613,440	471,536

(1)  Mainly related to the non-controlling interest in Odontoprev S.A.

23)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Breakdown of capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	2011		2010
	December 31	September 30	December 31
Common shares	1,912,397,390	1,912,397,390	1,881,225,318
Preferred shares	1,912,397,191	1,912,397,191	1,881,225,123
Subtotal	3,824,794,581	3,824,794,581	3,762,450,441
Treasury (common shares)	(2,487,000)	(2,487,000)	(395,300)
Treasury (preferred shares)	(4,466,400)	(4,466,400)	-
Total outstanding shares	3,817,841,181	3,817,841,181	3,762,055,141

b)   Changes in capital stock in number of shares

	Common	Preferred	Total
Number of outstanding shares on December 31, 2010	1,880,830,018	1,881,225,123	3,762,055,141
Capital stock increase through share subscription	31,172,072	31,172,068	62,344,140
Shares acquired and not cancelled	(2,091,700)	(4,466,400)	(6,558,100)
Number of outstanding shares as of December 31, 2011	1,909,910,390	1,907,930,791	3,817,841,181

v

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Notes to the Consolidated Financial Statements

The Special Shareholders’ Meeting held on December 17, 2010 resolved to increase the capital stock by R$1,500,000 thousand, from R$28,500,000 thousand to R$30,000,000 thousand through the issuance of 62,344,140 new non-par, registered, book-entry shares, of which 31,172,072 are common shares and 31,172,068 are preferred shares, at the price of R$24.06 per share, through the private subscription by shareholders from December 29, 2010 to January 31, 2011, at a ratio of 1.657008936% of their shareholding position on the date of the Meeting. Shareholders paid subscribed shares on February 18, 2011, corresponding to 96.53% of all shares. The 3.47% remaining from the offer were sold at an auction held on February 15, 2011 on the BM&FBOVESPA, with settlement on February 18, 2011. The excess of the total amount allocated to the creation of capital stock, of R$11,441 thousand, from the difference between the issuance price and the sale price of stock at auction was recorded in the “Capital Reserve – Share Premium” account. The process was approved by Bacen on March 18, 2011.

The Special Shareholders’ Meeting held on March 10, 2011 resolved to increase capital stock by R$100,000 thousand, from R$30,000,000 thousand to R$30,100,000 thousand, through the use of the balance held in the “Capital Reserve – Tax Incentives – Income tax, Restatement of Equity Securities and Share Fractions” account and a portion of the balance of the “Capital Reserve – Share Premium and Profit Reserve – Legal Reserve” account, without the issuance of shares. The process was approved by Bacen on March 18, 2011.

c)   Interest on shareholders’ equity/dividends

Preferred shares have no voting rights, but are entitled to all other rights and advantages given to common shares and, in compliance with Bradesco’s Bylaws, have priority in repayment of capital and an additional ten per cent (10%) interest on shareholders’ equity and/or dividends, in accordance with the provisions of Paragraph 1, item II, of Article 17 of Law 6,404/76, replaced by Law 10,303/01.

According to Bradesco’s Bylaws, shareholders are entitled to interest on shareholders’ equity and/or dividends amounting to at least 30% of the net income for the year, adjusted in accordance with Brazilian Corporation Law.

Interest on shareholders’ equity is calculated based on the shareholders’ equity accounts and is limited to the variation in the Federal Government Long-Term Interest Rate (TJLP), provided that there are available profits, calculated prior to the deduction thereof, or retained earnings and profit reserves in amounts equivalent to, or exceeding twice, the amount of such interest.

Bradesco’s capital remuneration policy aims at distributing interest on shareholders’ equity at the maximum amount calculated pursuant to prevailing laws, and this is included, net of Withholding Income Tax, in the calculation of the mandatory dividends of the year set forth in the Company’s Bylaws.

The Board of Directors’ meeting held on December 6, 2010 approved Management’s proposal to pay shareholders supplementary interest on shareholders’ equity related to the 2010 fiscal year, in the amount of R$1,906,000 thousand, at R$0.482461664 (net of 15% withholding income tax – R$0.410092414) per common share and R$0.530707830 (net of 15% withholding income tax – R$0.451101656) per preferred share, which was paid on February 18, 2011.

The Board of Directors’ meeting held on February 11, 2011 approved the Board of Executive Officers’ proposal to pay shareholders dividends, to complement interest on shareholders’ equity and dividends for the 2010 fiscal year, in the amount of R$315,100 thousand, at a rate of R$0.079771188 per common share and R$0.087748307 per preferred share, the payment of which was made on February 18, 2011.

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Notes to the Consolidated Financial Statements

The Board of Directors’ meeting held on June 27, 2011 approved the Board of Executive Officers’ proposal to pay shareholders interim interest on shareholders’ equity for the first half of 2011, in the amount of R$624,187 thousand, at R$0.155520588 (net of 15% withholding income tax – R$0.132192500) per common share and R$0.171072647 (net of 15% withholding income tax – R$0.145411750) per preferred share, which was paid on July 18, 2011.

The Board of Directors’ meeting held on August 29, 2011 approved the Board of Executive Officers’ proposal to boost by 10% the amount of monthly dividends, prepaid to shareholders in compliance with the Monthly Compensation Treatment, increasing from R$0.013219250 to R$0.014541175, referred to common shares and from R$0.014541175 to R$0.015995293, to preferred shares, in effect as of dividends for September 2011, paid on October 3, 2011, benefiting shareholders enrolled on September 1, 2011.

The Board of Directors’ meeting held on December 12, 2011 approved the Board of Executive Officers’ proposal to pay shareholders supplementary interest on shareholders’ equity for 2011, in the amount of R$2,309,800 thousand, at R$0.576206221 (net of 15% withholding income tax – R$0.489775288) per common share and R$0.633826844 (net of 15% withholding income tax – R$0.538752817) per preferred share, which is expected to be paid on March 8, 2012.

Interest on shareholders’ equity and dividends related to 2011 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	11,028,266
(-) Legal reserve	(551,413)
Adjusted calculation basis	10,476,853
Supplementary interest on shareholders’ equity (gross) paid and recorded in provision	2,933,987
Withholding income tax on interest on shareholders’ equity	(440,098)
Interest on shareholders’ equity (net)	2,493,889
Monthly dividends paid	655,057
Supplementary dividends recorded in provision	151,291
Interest on shareholders’ equity (net) and dividends in 2011 YTD	3,300,237	31.50
Interest on shareholders’ equity (net) and dividends in 2010 YTD	2,999,062	31.50

(1)    Percentage of interest on shareholders’ equity/dividends over adjusted calculation basis.

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Notes to the Consolidated Financial Statements

Interest on shareholders’ equity and dividends were paid or recorded in provision, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/recorded in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/recorded in provision
	Common shares	Preferred shares
Supplementary interest on shareholders’ equity	0.482461	0.530708	1,906,000	285,900	1,620,100
Interim interest on shareholders’ equity	0.155521	0.171073	558,538	83,781	474,757
Monthly dividends	0.158631	0.174494	589,105	-	589,105
Supplementary dividends	0.079771	0.087748	315,100	-	315,100
Total on December 31, 2010 YTD	0.876384	0.964023	3,368,743	369,681	2,999,062
Supplementary interest on shareholders’ equity recorded in provision (2)	0.576206	0.633827	2,309,800	346,470	1,963,330
Interim interest on shareholders’ equity paid (1)	0.155521	0.171073	624,187	93,628	530,559
Monthly dividends	0.163919	0.180311	655,057	-	655,057
Supplementary dividends recorded in provision (2)	0.037741	0.041515	151,291	-	151,291
Total on December 31, 2011 YTD	0.933387	1.026726	3,740,335	440,098	3,300,237

(1)    Paid on July 18, 2011; and

(2)    Payable on March 8, 2012.

d)   Treasury shares

The Board of Directors’ meeting held on December 20, 2010 authorized the acquisition of up to 15,000,000 no-par, registered book-entry shares issued by Bradesco, of which 7,500,000 are common shares and 7,500,000 preferred shares, to be held in treasury and later sold or cancelled, without reducing capital stock. This authorization was valid until June 21, 2011. The Board of Directors’ meeting held on June 20, 2011 approved the renewal of the share acquisition term based on the same previous conditions. The new authorization was valid up to December 22, 2011. The Board of Directors’ meeting held on December 21, 2011 resolved the renewal of the term for the share acquisition, based on the same prior conditions. The new authorization will be effective up to June 23, 2012.

As of December 31, 2011, 2,487,000 common shares and 4,466,400 preferred shares had been acquired, totaling R$183,109 thousand, and remain in treasury. The minimum, average and maximum cost per common share is R$23.62221, R$25.36840 and R$26.83286, respectively, and R$26.20576, R$26.87120 and R$27.54291 per preferred share, respectively. The market value of the shares, as of December 31, 2011, was R$25.29 per common share and R$30.75 per preferred share.

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Notes to the Consolidated Financial Statements

24)  FEE AND COMMISSION INCOME

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Credit card income	1,337,277	1,248,294	4,864,343	4,103,723
Checking account	747,836	708,425	2,786,480	2,360,606
Loan operations	533,293	510,868	2,011,186	1,785,216
Asset management	497,830	505,817	1,948,641	1,807,302
Collections	320,729	318,283	1,213,909	1,081,499
Consortium management	137,489	139,162	526,562	433,234
Custody and brokerage services	101,805	107,929	419,872	449,454
Payments	80,733	77,954	312,064	286,705
Underwriting/financial advisory services	89,195	57,551	298,141	291,394
Other	116,560	98,016	397,270	504,424
Total	3,962,747	3,772,299	14,778,468	13,103,557

25)    PERSONNEL EXPENSES

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Payroll	1,438,089	1,326,467	5,106,320	4,344,897
Benefits	692,434	579,508	2,277,910	1,855,937
Social security charges	536,391	492,159	1,914,058	1,643,014
Employee profit sharing	274,512	232,587	936,916	808,094
Provision for labor claims (1)	144,888	697,597	1,161,936	543,339
Training	53,227	50,220	161,495	107,105
Total	3,139,541	3,378,538	11,558,635	9,302,386

(1)    Including the review of our calculation methodology, in the amount of R$500,185 thousand, in the third quarter of 2011 and for the year December 31, 2011.

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26)    OTHER ADMINISTRATIVE EXPENSES

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Outsourced services	960,710	935,873	3,609,729	3,131,152
Communication	402,243	408,006	1,578,862	1,413,635
Depreciation and amortization	376,081	361,490	1,439,569	1,309,189
Data processing	242,797	246,831	934,008	875,259
Advertising and marketing	330,480	211,114	937,481	801,216
Transportation	224,266	201,415	784,585	643,838
Rental	176,429	170,386	666,185	567,177
Asset maintenance	157,768	138,614	557,807	462,118
Financial system services	146,646	134,908	511,379	368,332
Supplies	97,641	105,375	378,813	295,806
Security and surveillance	93,902	83,585	333,422	274,046
Water, electricity and gas	58,720	53,032	227,058	209,745
Trips	48,133	41,870	160,884	124,175
Other	257,835	221,843	897,790	718,580
Total	3,573,651	3,314,342	13,017,572	11,194,268

27)    TAX EXPENSES

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Contribution for Social Security Financing (Cofins)	696,758	352,715	2,393,625	2,179,692
Social Integration Program (PIS) contribution	120,714	75,349	407,191	366,195
Tax on Services (ISS)	109,989	103,979	413,334	377,517
Municipal Real Estate Tax (IPTU) expenses	8,532	8,753	42,954	36,737
Other	125,124	154,522	422,672	220,327
Total	1,061,117	695,318	3,679,776	3,180,468

28)    OTHER OPERATING INCOME

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other interest income	306,145	258,654	1,090,745	1,000,162
Reversal of other operating provisions (1)	225,727	2,211,955	2,620,153	390,332
Gains on sale of goods	5,763	8,082	39,798	51,482
Revenues from recovery of charges and expenses	98,286	99,677	269,453	65,270
Other (2)	272,529	323,782	4,149,893	1,086,562
Total	908,450	2,902,150	8,170,042	2,593,808

(1)  Including reversal of the  tax risk provision amounting to R$2,125,714 thousand in the third quarter of 2011 and the year ended December 31, 2011; and

(2)  Including income from taxes to be offset amounting to R$2,911,634 thousand in the year ended December 2011.

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29)    OTHER OPERATING EXPENSES

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Other financial expenses	788,825	758,824	2,875,199	2,353,342
Sundry losses	356,673	354,060	1,343,238	1,342,114
Intangible assets amortization – acquisition of banking service rights	186,418	182,479	705,659	587,192
Expenses with other operating provisions (1)	439,069	507,480	4,359,875	1,306,216
Goodwill amortization (Note 15a)	65,785	66,256	264,266	238,027
Other (2)	545,062	769,622	2,156,456	1,176,487
Total	2,381,832	2,638,721	11,704,693	7,003,378

(1)  Includes: (i) R$312,201 thousand of provision for civil lawsuits – economic plans for the year ended December 31, 2011 (R$268,761 thousand for the year ended December 31, 2010) and R$79,781 thousand  in the fourth quarter of 2011 (R$110,226 thousand in the third quarter of 2011); and (ii) provision for tax risks of R$2,911,634 thousand for the year ended December 31, 2011 (R$396,731 thousand on December 31, 2010); and

(2)  Includes expenses with impairment analysis.

30)    NON-OPERATING INCOME

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Gain/loss on sale and write-off of assets and investments (1)	113,627	2,675	(14,169)	(115,109)
Recording/reversal of non-operating provisions	(10,075)	(9,268)	(31,273)	(40,090)
Others	20,031	16,384	49,274	(16,292)
Total	123,583	9,791	3,832	(171,491)

(1)    Including: (i) income from the partial sale of CETIP shares in the fourth quarter of 2011 for R$179,028 thousand, (ii) income from the partial sale of Ibi Promotora de Vendas shares in the third quarter of 2011 for the amount of R$55,356 thousand; and (iii) income from the partial sale of CPM Braxis shares during the year ended December 2010 for the amount of R$79,173 thousand.

Bradesco	209

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Notes to the Consolidated Financial Statements

31)    RELATED PARTY TRANSACTIONS (DIRECT AND INDIRECT)

a)   Related party transactions (direct and indirect) are carried out in conditions and at rates consistent with those entered into with third parties, and effective on the dates of the operations. The  transactions are as follows:

	R$ thousand
	2011		2010	2011			2010
	December 31	September 30	December 31	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
	Assets (liabilities)	Assets (liabilities)	Assets (liabilities)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)	Revenues (expenses)
Interest on shareholders’ equity and dividends:	(775,636)	(550,921)	(711,903)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(571,254)	(405,752)	(515,598)	-	-	-	-
Fundação Bradesco	(204,382)	(145,169)	(196,305)	-	-	-	-
Demand deposits:	(47)	(267)	(78)	-	-	-	-
Fundação Bradesco	(10)	(241)	(30)	-	-	-	-
BBD Participações S.A.	(11)	(4)	(19)	-	-	-	-
Nova Cidade de Deus Participações S.A.	(13)	(1)	(18)	-	-	-	-
Cidade de Deus Companhia Comercial de Participações	(13)	(21)	(11)	-	-	-	-
Time deposits:	(45,207)	(13,725)	(30,341)	(15)	(19)	(78)	(58)
Cidade de Deus Companhia Comercial de Participações	(45,207)	(13,725)	(30,341)	(15)	(19)	(78)	(58)
Rental of branches:	-	-	-	(133)	(134)	(516)	(482)
Fundação Bradesco	-	-	-	(133)	(134)	(516)	(482)
Subordinated debts:	(65,333)	(58,584)	(261,664)	(1,636)	(1,535)	(15,263)	(17,261)
Cidade de Deus Companhia Comercial de Participações	(26,625)	(20,889)	(183,044)	(624)	(441)	(9,260)	(10,281)
Fundação Bradesco	(38,708)	(37,695)	(78,620)	(1,012)	(1,094)	(6,003)	(6,980)

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Notes to the Consolidated Financial Statements

b)   Compensation of key Management personnel

Each year, the Annual Shareholders’ Meeting approves:

•       The annual overall amount of management compensation, set forth at the Board of Directors Meetings among the board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•       The amount allocated to finance supplementary pension plans to Management, within the pension plan for employees and management of the Bradesco Organization.

For 2011, the maximum amount of R$364,100 thousand was set for Management compensation (salaries and bonuses) and R$344,800 thousand to finance defined contribution supplementary pension plans.

Short-term Management benefits

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Salaries	141,280	88,668	337,724	224,065
Bonuses	-	2,535	14,209	19,617
Subtotal	141,280	91,203	351,933	243,682
INSS contributions	31,695	20,428	78,881	54,608
Total	172,975	111,631	430,814	298,290

Post-employment benefits

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Defined contribution supplementary pension plans	159,661	85,394	339,078	223,832
Total	159,661	85,394	339,078	223,832

Bradesco does not offer long-term benefits related to severance pay or share-based compensation to its key Management personnel.

Other information

I)    According to current laws, financial institutions are not allowed to grant loans or advances to:

a)   Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

b)   Individuals or corporations that own more than 10% of their capital; and

c)   Corporations of which the financial institution itself, any officers or administrators of the institution, as well as their spouses and respective family members up to the second degree own more than 10%.

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Notes to the Consolidated Financial Statements

Therefore, no loans or advances are granted by financial institutions to any subsidiary, members of the Board of Directors or Board of Executive Officers and their relatives.

II)   Shareholding

Members of the Board of Directors and Board of Executive Officers, jointly, had the following shareholding in Bradesco:

	2011		2010
	December 31	September 30	December 31
● Common shares	0.74%	0.74%	0.74%
● Preferred shares	1.03%	1.03%	1.04%
● Total shares	0.89%	0.89%	0.89%

(1)     On December 31, 2011, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers totaled 3.15% of common shares, 1.09% of preferred shares and 2.21% of all shares.

32)    FINANCIAL INSTRUMENTS

a)     Risk management

Risk management activity is highly strategic due to the increasing complexity of services and products and the globalization of the Organization’s business, whose processes are constantly improved.

Decisions made by the Organization are guided by factors that account for return on risk that has previously been identified, measured and evaluated, making the achievement of strategic objectives possible and ensuring the strengthening of the Institution.

The Organization controls risk management in an integrated and independent manner, ensuring unique policies, processes, criteria and methodologies for risk control through a statutory body, the Integrated Risk Management and Capital Allocation Committee, which is supported by specific committees and risk management policies approved by the Board of Directors.

Credit risk management

Credit risk refers to the possibility of losses associated to the non-compliance by the borrower or counterparty of their respective financial obligations pursuant to agreed terms, as well as to the reduction of the value of a loan agreement originated from a decrease in the borrower’s risk rating, to the reduction of gains or compensations, the advantages in renegotiations, recovery costs and other values related to the counterparty’s non-compliance with its financial obligations.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of operations in order to preserve the integrity and autonomy of the processes.

The Organization carefully controls its exposure to credit risk, which mainly results from credit operations, securities and derivative financial instruments. Credit risk also stems from financial obligations related to loan commitments or financial guarantees.

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Notes to the Consolidated Financial Statements

Market risk management

Market risk is represented by the possibility of financial losses due to fluctuating prices and interest rates of the Organization’s financial assets as its asset and liability portfolios may have mismatched maturities, currencies and indexes.

Market risk is carefully identified, mapped, measured, mitigated and managed. The Organization has a conservative exposure profile to market risk, with the guidelines and limits monitored independently on a daily basis.

Market risk is controlled for all of the Organization’s companies in a corporate and centralized manner.  All activities exposed to market risk are mapped, measured and classified by probability and importance, with their respective mitigation plans are duly approved by the corporate governance structure.

Bradesco	213

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Notes to the Consolidated Financial Statements

We present below the balance sheet by currency, as follows:

	R$ thousand
	2011				2010
	December 31			September 30	December 31
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	746,090,429	694,288,597	51,801,832	53,111,971	36,782,812
Funds available	22,573,846	16,130,278	6,443,568	4,352,206	1,822,578
Interbank investments	82,303,126	79,598,326	2,704,800	3,311,438	1,205,294
Securities and derivative financial instruments	265,723,593	256,920,166	8,803,427	9,057,385	7,137,615
Interbank and interdepartmental accounts	72,905,478	72,905,478	-	-	-
Loan and leasing operations	229,888,872	205,474,737	24,414,135	24,776,783	19,356,040
Other receivables and assets	72,695,514	63,259,612	9,435,902	11,614,159	7,261,285
Permanent assets	15,442,123	15,398,968	43,155	43,004	30,431
Investments	2,051,717	2,051,455	262	264	132
Premises and equipment and leased assets	4,412,843	4,396,605	16,238	15,256	8,827
Intangible assets	8,977,563	8,950,908	26,655	27,484	21,472
Total	761,532,552	709,687,565	51,844,987	53,154,975	36,813,243

Liabilities
Current and long-term liabilities	704,664,300	644,551,900	60,112,400	61,832,948	35,811,510
Deposits	217,424,227	196,902,436	20,521,791	23,820,905	7,981,321
Federal funds purchased and securities sold under agreements to repurchase	197,448,226	194,135,173	3,313,053	3,831,616	4,072,929
Funds from issuance of securities	41,522,162	33,112,184	8,409,978	8,151,341	5,356,989
Interbank and interdepartmental accounts	4,614,069	3,007,157	1,606,912	1,648,148	1,591,171
Borrowing and onlending	53,246,936	35,554,622	17,692,314	13,682,715	8,316,019
Derivative financial instruments	734,571	663,477	71,094	100,465	201,316
Technical reserve for insurance, pension plans and savings bonds	103,652,993	103,651,809	1,184	1,129	1,185
Other liabilities:
- Subordinated debt	26,910,091	20,506,045	6,404,046	6,606,389	5,079,252
- Other	59,111,025	57,018,997	2,092,028	3,990,240	3,211,328
Deferred income	671,330	671,330	-	-	-
Non-controlling interest in subsidiaries	615,258	615,258	-	-	-
Shareholders’ equity	55,581,664	55,581,664	-	-	-
Total	761,532,552	701,420,152	60,112,400	61,832,948	35,811,510
Net position of assets and liabilities			(8,267,413)	(8,677,973)	1,001,733
Net position of derivatives (2)			(7,126,834)	(8,106,311)	(13,621,932)
Other net memorandum accounts (3)			(481,192)	(133,216)	(7,714)
Net exchange position (liability)			(15,875,439)	(16,917,500)	(12,627,913)

(1)  Amounts expressed and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate of the last day of the month; and

(3)  Other commitments recorded in memorandum accounts.

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Notes to the Consolidated Financial Statements

VaR Internal Model – Trading Portfolio

Risk factors	R$ thousand
	2011		2010
	December 31	September 30	December 31
Fixed rates	34,963	35,157	16,510
Exchange coupon	18,352	23,252	5,199
Foreign currency	38,360	52,912	6,179
IGP-M	441	514	1,556
IPCA	82,545	101,157	11,192
Equities	47,040	19,999	1,049
Sovereign/Eurobonds and Treasuries	21,902	16,627	2,845
Other	48	4,648	5
Correlation/diversification effect	(114,819)	(102,226)	(21,674)
VaR (Value at Risk)	128,832	152,040	22,861

Sensitivity analysis

The Trading Portfolio is also daily monitored by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolio) is performed on a quarterly basis, in compliance with CVM Rule 475/08.

It is worth noting that the impacts of the financial exposure on the Banking Portfolio (notably interest rates and price indexes), do not necessarily represent a potential accounting loss for the Organization because a portion of loan operations held in the Banking Portfolio is financed by time and/or savings deposits, which are “natural hedges” for future variations in interest rates; moreover, interest rate variations do not represent a material impact on the institution’s result, as loan operations are held to maturity.

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Notes to the Consolidated Financial Statements

Sensitivity Analysis –Trading and Banking Portfolios

R$ thousand

		Trading e Banking portfolios(1)
		December 2011			September 2011			December 2010
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(6,277)	(1,568,110)	(2,971,275)	(4,749)	(1,362,030)	(2,554,838)	(4,559)	(1,333,759)	(2,552,669)
Price indexes	Exposure subject to variations in price index coupon rates	(11,480)	(1,422,256)	(2,590,408)	(10,663)	(1,353,094)	(2,449,531)	(11,338)	(1,440,641)	(2,578,706)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(438)	(40,667)	(79,234)	(155)	(14,607)	(28,723)	(76)	(5,223)	(10,283)
Foreign currency	Exposure subject to exchange variations	(11,171)	(279,274)	(558,549)	(14,785)	(369,634)	(739,268)	(3,061)	(76,533)	(153,066)
Equities	Exposure subject to variation in stock prices	(19,096)	(477,394)	(954,788)	(15,814)	(395,355)	(790,710)	(16,610)	(415,241)	(830,483)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,989)	(27,072)	(54,338)	(1,182)	(35,259)	(70,987)	(383)	(7,411)	(17,556)
Other	Exposure not classified in previous definitions	(66)	(1,644)	(3,288)	(24)	(588)	(1,176)	(10)	(246)	(492)
Total excluding correlation		(50,517)	(3,816,417)	(7,211,880)	(47,372)	(3,530,567)	(6,635,233)	(36,037)	(3,279,054)	(6,143,255)
Total including correlation		(31,594)	(2,773,835)	(5,210,427)	(31,478)	(2,685,283)	(5,012,448)	(24,371)	(2,721,192)	(5,058,152)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

The sensitivity analysis of the Trading Portfolio, which represents exposures that may cause material impacts on the Organization’s results, is presented below. It is worth mentioning that results show the impacts for each scenario for a static portfolio position. The market dynamism results in continuous changes in these positions and does not necessarily reflect the current position. Moreover, as previously mentioned, we have an ongoing process of market risk management, which constantly seeks for market dynamism to mitigate/minimize related risks according to the strategy determined by Senior Management. Therefore, in cases of indicators of deterioration in a certain position, proactive measures are taken to minimize potential negative impacts, aiming at maximizing the risk/return ratio for the Organization.

Sensitivity Analysis – Trading Portfolio

R$ thousand

		Trading portfolio(1)
		December 2011			September 2011			December 2010
		1	2	3	1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(750)	(186,845)	(361,825)	(679)	(179,733)	(342,539)	(439)	(130,396)	(251,911)
Price indexes	Exposure subject to variations in price index coupon rates	(2,258)	(292,015)	(560,960)	(1,792)	(226,537)	(439,604)	(374)	(55,064)	(106,444)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(596)	(54,802)	(106,992)	(24)	(2,413)	(4,706)	(40)	(3,924)	(7,650)
Foreign currency	Exposure subject to exchange variations	(10,255)	(256,370)	(512,739)	(10,618)	(265,441)	(530,883)	(3,707)	(92,673)	(185,345)
Equities	Exposure subject to variation in stock prices	(3,940)	(98,511)	(197,023)	(1,718)	(42,946)	(85,892)	(322)	(8,054)	(16,109)
Sovereign/ Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,985)	(25,277)	(50,144)	(616)	(20,093)	(39,778)	(154)	(4,570)	(8,927)
Other	Exposure not classified in previous definitions	-	(16)	(32)	-	(1)	(3)	-	(1)	(1)
Total excluding correlation		(19,784)	(913,836)	(1,789,715)	(15,447)	(737,164)	(1,443,405)	(5,036)	(294,682)	(576,387)
Total including correlation		(13,270)	(512,229)	(995,375)	(11,512)	(515,113)	(1,004,878)	(2,669)	(155,665)	(301,866)

(1) Amounts net of tax effects.

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Notes to the Consolidated Financial Statements

Sensitivity analyses were carried out based on scenarios prepared for the respective dates, always considering market data on the time and scenarios they would adversely affect our positions, according to the examples below:

Scenario 1:      Based on market information (BM&FBOVESPA, Anbima, etc.), base point stresses were applied for interest rates and 1% variation for prices. For instance, in the scenario applied to positions as of December 30, 2011, the exchange rate of Real/Dollar was R$1.88. For the interest rate scenario, the 1-year fixed interest rate applied on the positions on December 30, 2011 was 10.06% p.a.

Scenario 2:      25% stresses were determined based on market information. For instance, in the scenario applied to positions as of December 30, 2011, the exchange rate of Real/Dollar was R$2.33. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of December 30, 2011 was 12.56% p.a. Scenarios for other risk factors also represented a 25% stress on the respective curves or prices.

Scenario 3:      50% stresses were determined based on market information. For instance, in the scenario applied to positions as of December 30, 2011, the exchange rate of Reais/Dollar was R$2.80. For the interest rate scenario, the 1-year fixed interest rate applied to positions as of December 30, 2011 was 15.07% p.a. Scenarios for other risk factors also represented a 50% stress on the respective curves or prices.

Liquidity Risk

The Liquidity Risk is represented by the mismatch in cash flows, a result of difficulties to rapidly dissolve an asset or raise funds, hindering the liquidity of positions or creating outstanding liabilities.

In addition to defining minimum levels to be complied with, the Organization’s Market and Liquidity Risk Management Policy, jointly with related standards and procedures, also considers stress situations, the type of financial instruments in which funds should remain invested and the operating strategy in cases of need.

The liquidity risk management process includes the daily monitoring of the composition of available resources, the compliance with the minimum level of liquidity and contingency plans for stress situations. The controlling and monitoring of positions are conducted in a centralized manner.

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Notes to the Consolidated Financial Statements

We present the balance sheet by maturity in the chart below.

	R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	399,938,521	113,386,528	54,602,795	178,162,585	-	746,090,429
Funds available	22,573,846	-	-	-	-	22,573,846
Interbank investments	36,649,823	42,457,764	1,301,477	1,894,062	-	82,303,126
Securities and derivative financial instruments (1) (2)	216,243,415	3,324,459	10,407,683	35,748,036	-	265,723,593
Interbank and interdepartmental accounts	72,376,793	-	-	528,685	-	72,905,478
Loan and leasing operations	24,953,452	55,944,775	36,780,758	112,209,887	-	229,888,872
Other receivables and assets	27,141,192	11,659,530	6,112,877	27,781,915	-	72,695,514
Permanent assets	389,833	1,720,022	1,452,077	7,945,830	3,934,361	15,442,123
Investments	-	-	-	-	2,051,717	2,051,717
Premises and equipment and leased assets	56,842	284,212	341,054	3,362,788	367,947	4,412,843
Intangible assets	332,991	1,435,810	1,111,023	4,583,042	1,514,697	8,977,563
Total on December 31, 2011	400,328,354	115,106,550	56,054,872	186,108,415	3,934,361	761,532,552
Total on September 30, 2011	373,356,347	126,441,623	46,098,100	173,899,336	2,493,962	722,289,368
Total on December 31, 2010	332,462,072	107,361,975	44,902,926	150,427,483	2,330,274	637,484,730

Liabilities
Current and long-term liabilities	375,130,195	50,225,021	41,655,910	237,653,174	-	704,664,300
Deposits (3)	106,591,857	13,966,392	11,550,087	85,315,891	-	217,424,227
Federal funds purchased and securities sold under agreements to repurchase (2)	144,001,693	11,603,596	5,209,609	36,633,328	-	197,448,226
Funds from issuance of securities	354,086	6,121,755	8,032,602	27,013,719	-	41,522,162
Interbank and interdepartmental accounts	4,614,069	-	-	-	-	4,614,069
Borrowing and onlending	8,083,498	9,766,042	9,213,504	26,183,892	-	53,246,936
Derivative financial instruments	191,945	183,418	76,070	283,138	-	734,571
Technical reserves for insurance, pension plans and savings bonds (3)	78,061,170	2,527,052	1,471,243	21,593,528	-	103,652,993
Other liabilities:
- Subordinated debts	103,974	2,788,605	4,616,848	19,400,664	-	26,910,091
- Other	33,127,903	3,268,161	1,485,947	21,229,014	-	59,111,025
Deferred income	671,330	-	-	-	-	671,330
Non-controlling interest in subsidiaries	-	-	-	-	615,258	615,258
Shareholders’ equity	-	-	-	-	55,581,664	55,581,664
Total on December 31, 2011	375,801,525	50,225,021	41,655,910	237,653,174	56,196,922	761,532,552
Total on September 30, 2011	345,689,490	47,545,877	41,277,499	233,420,961	54,355,541	722,289,368
Total on December 31, 2010	314,477,505	40,862,788	42,254,168	191,375,883	48,514,386	637,484,730
Net assets on December 31, 2011 YTD	24,526,829	89,408,358	103,807,320	52,262,561	-	-
Net assets on September 30, 2011 YTD	27,666,857	106,562,603	111,383,204	51,861,579	-	-
Net assets on December 31, 2010 YTD	17,984,567	84,483,754	87,132,512	46,184,112	-	-

(1)   Investments in investment funds are classified within 1 to 30 days;

(2)   Repurchase agreements are classified according to the maturity of the operation; and

(3)   Demand and savings deposits and technical reserves for insurance, pension plans and savings bonds comprising VGBL and PGBL products are classified as 1 to 30 days, without considering average historical turnover.

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Notes to the Consolidated Financial Statements

Operating Risk

Operating risk is represented by losses from internal processes, personnel and inadequate systems or failures and external events. This definition includes legal risk, but excludes strategic and reputational risk.

The operational risk management is essential to the generation of added value. Risk control is conducted in a centralized manner through identification, measurement, mitigation plans and monitoring, on a consolidated basis and at each Organization’s company.

Among plans for mitigating operating risk, the most important is business continuity management, which is made up of formal plans to be adopted during moments of crisis in order to guarantee the recovery and continuation of business, thereby preventing or mitigating losses.

Capital Management

The capital management process is conducted in order to provide the conditions necessary to meet the Organization’s strategic objectives, considering the economic and commercial environment in which it operates. This process is compatible with the nature of operations, complexity of service and products and dimension of the Organization's exposure to risks.

Under Bacen regulations, financial institutions are required to permanently maintain capital (Reference Shareholders’ Equity) compatible with the risks of their activities, represented by Required Reference Shareholders’ Equity (PRE). PRE is calculated considering, at least, the sum of credit risk, market risk and operating risk.

The process of adjustment to Reference Shareholders' Equity is daily followed up and aims to ensure that the Organization has a solid capital base in order to support development of activities and face risks incurred, whether in normal situations or in extreme market conditions, in addition to meeting capital regulatory requirements.

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Notes to the Consolidated Financial Statements

We present the Capital Adequacy Ratio in the chart below.

Calculation basis – Capital Adequacy Ratio	R$ thousand
	2011				2010
	December 31		September 30		December 31
	Financial	Economic-financial	Financial	Economic-financial	Financial	Economic-financial
Shareholders’ equity	55,581,664	55,581,664	53,742,101	53,742,101	48,042,850	48,042,850
Reduction of deferred assets – CMN Resolution 3,444/07	(167,521)	(248,103)	(182,700)	(259,744)	(206,257)	(296,018)
Decrease in gains/losses of mark-to-market adjustments in available for sale and derivatives – CMN Resolution 3,444/07	2,765,034	2,765,034	2,780,991	2,780,991	1,677,537	1,677,537
Non-controlling interest/other	186,035	615,258	181,619	613,440	175,671	471,536
Reference shareholders’ equity - Tier I	58,365,212	58,713,853	56,522,011	56,876,788	49,689,801	49,895,905
Total of gains/losses of adjustments to market value in available for sale and derivatives – CMN Resolution 3,444/07	(2,765,034)	(2,765,034)	(2,780,991)	(2,780,991)	(1,677,537)	(1,677,537)
Subordinated debt	15,630,207	15,630,207	14,844,275	14,844,275	8,050,760	8,050,760
Reference shareholders’ equity – Tier II	12,865,173	12,865,173	12,063,284	12,063,284	6,373,223	6,373,223
Total reference shareholders’ equity (Tier I + Tier II)	71,230,385	71,579,026	68,585,295	68,940,072	56,063,024	56,269,128
Deduction of instruments for funding - CMN Resolution 3,444/07	(103,484)	(103,484)	(99,269)	(134,078)	(94,657)	(123,100)
Reference shareholders’ equity (a)	71,126,901	71,475,542	68,486,026	68,805,994	55,968,367	56,146,028
Capital allocation (by risk)
- Credit risk (1)	48,139,653	47,421,690	46,956,944	47,182,731	38,738,750	38,938,440
- Market risk	1,926,942	1,926,942	1,399,717	1,399,717	380,236	380,236
- Operational risk	2,004,421	2,810,237	2,004,420	2,810,237	1,758,568	2,574,130
Required reference shareholders’ equity (b)	52,071,016	52,158,869	50,361,081	51,392,685	40,877,554	41,892,806
Margin (a – b)	19,055,885	19,316,673	18,124,945	17,413,309	15,090,813	14,253,222
Risk-weighted assets (c)	473,372,870	474,171,536	457,828,008	467,206,228	371,614,123	380,843,686
Capital adequacy ratio (a/c)	15.03%	15.07%	14.96%	14.73%	15.06%	14.74%

(1)  According to Circular Letter 3,563/11, Bacen reduced the capital needs for loan operations (revocation of Circular Letter 3,515/10) and the investment in fund quotas linked to pension plans (PGBL and VGBL).

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Notes to the Consolidated Financial Statements

b)    Market value

The book value, net of provisions for loss of the main financial instruments is as follows:

Portfolios	R$ thousand
	Unrealized gain/(loss) without tax effects
	Book value	Fair value	In income statement			In shareholders’ equity
	2011		2011		2010	2011		2010
	December 31		December 31	September 30	December 31	December 31	September 30	December 31
Securities and derivative financial instruments (Notes 3e, 3f and 8)	265,723,593	270,620,534	3,108,953	2,594,692	4,632,351	4,896,941	4,403,399	4,607,874
- Adjustment of available-for-sale securities (Note 8 cII)			(1,787,988)	(1,808,707)	24,477	-	-	-
- Adjustment of held-to-maturity securities (Note 8d item 6)			4,896,941	4,403,399	4,607,874	4,896,941	4,403,399	4,607,874
Loan and leasing operations (Notes 2, 3g and 10) (1)	268,667,865	268,597,895	(69,970)	(431,366)	53,933	(69,970)	(431,366)	53,933
Investments (Notes 3j and 13) (2)	2,051,717	10,407,265	8,355,548	7,801,406	6,734,856	8,355,548	7,801,406	6,734,856
Treasury shares (Note 23d)	183,109	200,238	-	-	-	17,129	(2,293)	110
Time deposits (Notes 3n and 16a)	124,127,364	123,918,672	208,692	195,630	168,129	208,692	195,630	168,129
Funds from issuance of securities (Note 16c)	41,522,162	41,771,734	(249,572)	(186,038)	(71,833)	(249,572)	(186,038)	(71,833)
Borrowing and onlending (Notes 17a and 17b)	53,246,936	53,183,436	63,500	486,445	128,201	63,500	486,445	128,201
Subordinated debts (Note 19)	26,910,091	27,709,424	(799,333)	(1,404,075)	(1,089,321)	(799,333)	(1,404,075)	(1,089,321)
Unrealized gains without tax effects			10,617,818	9,056,694	10,556,316	12,422,935	10,863,108	10,531,949

(1)     Includes advances on foreign exchange contracts, leasing operations and other receivables with credit characteristics; and

(2)     Basically includes the surplus of interest in subsidiaries and affiliates (Cielo, Odontoprev and Fleury) and other investments (BM&FBOVESPA and Cetip).

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Notes to the Consolidated Financial Statements

Determination of market value of financial instruments:

•       Securities and derivative financial instruments, investments, subordinated debts and treasury shares are based on the market price on the balance sheet date. Should there be no available market price quotations, amounts are estimated based on the prices quoted by dealers, on pricing models, quotation models or quotations for instruments with similar characteristics;

•       Fixed rate loan operations were determined by discounting estimated cash flows, using interest rates applied by the Bradesco Organization for new contracts with similar features. These rates are compatible with prices practiced on the market on the balance sheet date; and

•       Time deposits, funds from issuance of securities, borrowing and onlending were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

33)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a supplementary pension plan for employees and directors, in the PGBL modality, which is a private defined contribution pension plan that allows the accumulation of financial resources by participants over their professional careers through contributions paid by the professional and the sponsoring company. The related resources are invested in an Exclusive Investment Fund (FIE).

PGBL is managed by Bradesco Vida e Previdência S.A. and BRAM - Bradesco Asset Management S.A.   The Securities Dealer company (DTVM) is responsible for the financial management of FIE funds.

Contributions paid by employees and directors of Bradesco and its subsidiaries are equivalent to at least 4% of salary, except for participants who, in 2001, opted to migrate to the defined contribution plan (PGBL) from the defined benefit plan, whose contributions to the PGBL were maintained at the levels in force for the defined benefits plan at the time of migration, nonetheless respecting the 4% minimum.

The actuarial liabilities of the defined contribution plan (PGBL) are fully covered by the net assets of the corresponding FIE.

In addition to the aforementioned plan (PGBL), former participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in this plan. For participants of the defined benefit plan, whether they migrated or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by plan assets.

Banco Alvorada S.A. (merging company of Banco Baneb S.A.) maintains supplementary retirement plans of defined contribution and defined benefit, through Fundação Baneb de Seguridade Social - Bases (related to former employees of Baneb). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by assets of the plans.

Banco Bradesco BBI S.A. (current name of Banco BEM S.A.) sponsors supplementary retirement plans of both defined benefit and defined contribution types, through the Assistance and Retirement Pension Fund for the Employees of the Bank of the State of Maranhão (Capof).

Alvorada Cartões, Crédito, Financiamento e Investimento S.A. (Alvorada CCFI) (merging company of Banco BEC S.A.) sponsors a defined benefit plan through the Pension Plan Fund of the Bank of the State of Ceará (Cabec).

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Notes to the Consolidated Financial Statements

Based on the independent actuary report, the present value of actuarial liabilities of the defined benefit plan and its assets to cover these obligations assumed by Banco Alvorada, Banco Bradesco BBI and Alvorada CCFI are represented as follows:
	On December 31 - R$ thousand
	2011	2010
Net assets of the plan	1,032,853	970,894
Actuarial liabilities	999,483	902,105
Excess	33,370	68,789

The main assumptions used in the actuarial evaluation of Banco Alvorada, Banco BBI and Alvorada CCFI plans are as follows:

Risk factors	On December 31
	2011	2010
Nominal discount rate	10.51% p.a.	10.77% p.a.
Nominal rate of minimum expected return on assets	10.51% p.a.	10.77% p.a.
Nominal rate of future salary increase	7.63% p.a.	7.63% p.a.
Nominal rate of increase in social security and plan benefits	4.50% p.a.	4.50% p.a.
Inflation rate	4.50% p.a.	4.50% p.a.
Biometric table - mortality	AT83	AT83
Biometric table - disability	Mercer Table	Mercer Table
Expected turnover rate	0.30/(length in service + 1)	0.30/(length in service + 1)
Retirement probability	100% at the first time the person is entitled to receive a benefit from the plan	100% at the first time the person is entitled to receive a benefit from the plan

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties).

Bradesco’s branches and subsidiaries abroad provide their employees and directors with a pension plan in compliance with the rules set forth by local authorities, which authorize to accumulate funds during the participant’s professional career.

Expenses related to contributions made in 2011 totaled R$566,724 thousand (R$379,486 thousand in 2010) and R$231,934 thousand in the fourth quarter of 2011 (R$147,742 thousand in the third quarter of 2011).

In addition to this benefit, Bradesco and its subsidiaries offer their employees and management several other benefits including: health insurance, dental care, life and personal accident insurance, as well as professional training. The related expenses, including the aforementioned contributions, amounted to R$2,439,405 thousand during the year ended in 2011 (R$1,963,042 thousand during the year ended in 2010) and R$745,661 thousand in the fourth quarter of 2011 (R$629,728 thousand in the third quarter of 2011).

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Notes to the Consolidated Financial Statements

34)    INCOME TAX AND SOCIAL CONTRIBUTION

a)      Calculation of income tax and social contribution charges

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Income before income tax and social contribution	3,680,047	2,349,238	14,633,330	14,599,750
Total income tax and social contribution at rates of 25% and 15%, respectively (1)	(1,472,019)	(939,695)	(5,853,332)	(5,839,900)
Effect on the tax calculation:
Equity in the earnings (losses) of unconsolidated companies	21,234	16,267	57,527	50,900
Exchange gain / (loss)	169,425	1,182,066	956,878	(364,763)
Non-deductible expenses, net of non-taxable income	(158,068)	(95,701)	(428,666)	(302,237)
Tax credits recorded from previous periods	-	-	-	318,486
Interest on shareholders’ equity (paid and payable)	293,163	299,051	1,173,595	985,815
Other amounts (2)	217,906	19,660	628,370	696,063
Income tax and social contribution for the period	(928,359)	481,648	(3,465,628)	(4,455,636)

(1)  The social contribution rate for companies of the financial and insurance sectors was increased to 15%, according to Law 11,727/08, remaining at 9% for other companies (Note 3h); and

(2)  Includes the equalization of effective social contribution rate related to the 40% rate posted.

b)      Breakdown of income tax and social contribution in the income statement

	R$ thousand
	2011			2010
	4th Quarter	3rd Quarter	December 31 YTD	December 31 YTD
Current taxes:
Income tax and social contribution payable	(110,835)	(785,951)	(6,296,298)	(6,184,839)
Deferred taxes:
Amount recorded/realized in the period on temporary additions	(905,361)	1,346,235	3,056,727	1,839,076
Use of opening balances of:
Social contribution loss	(7,762)	(17,800)	(122,576)	(102,266)
Income tax loss	(6,933)	8,087	(268,459)	(382,714)
Tax credits recorded from previous periods:
Social contribution loss	-	-	-	39,260
Income tax loss	-	-	-	35,684
Temporary additions	-	-	-	243,542
Recording/utilization in the period on:
Social contribution loss	126,777	(23,808)	147,875	25,986
Income tax loss	(24,245)	(45,115)	17,103	30,635
Total deferred taxes	(817,524)	1,267,599	2,830,670	1,729,203
Income tax and social contribution for the period	(928,359)	481,648	(3,465,628)	(4,455,636)

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Notes to the Consolidated Financial Statements

c)   Origin of tax credits of deferred income tax and social contribution
	R$ thousand
	Balance on 12.31.2010	Amount recorded (2)	Amount realized	Balance on 12.31.2011	Balance on 9.30.2011
Allowance for loan losses	8,797,082	5,493,391	3,306,918	10,983,555	11,347,415
Civil provisions	1,025,560	481,765	222,448	1,284,877	1,238,166
Tax provisions	2,770,672	1,458,312	141,639	4,087,345	3,878,966
Labor provisions	627,215	497,632	209,069	915,778	892,908
Provision for devaluation of securities and investments	406,230	3,078	3,240	406,068	410,753
Provision for devaluation of foreclosed assets	105,913	51,002	63,376	93,539	96,324
Adjustment to market value of trading securities	58,546	768	43,119	16,195	20,398
Amortization of goodwill	600,836	7,528	196,747	411,617	462,925
Provision for interest on shareholders’ equity (1)	-	-	-	-	630,756
Other	1,941,814	889,749	1,639,942	1,191,621	1,317,345
Total tax credits over temporary differences	16,333,868	8,883,225	5,826,498	19,390,595	20,295,956
Income tax and social contribution losses in Brazil and abroad	739,453	164,978	391,035	513,396	425,559
Subtotal	17,073,321	9,048,203	6,217,533	19,903,991	20,721,515
Adjustment to fair value of available-for-sale securities	215,881	684,566	59,026	841,421	793,056
Social contribution – Provisional Measure 2,158-35/01	157,813	-	13,170	144,643	144,643
Total tax credits (Note 11b)	17,447,015	9,732,769	6,289,729	20,890,055	21,659,214
Deferred tax liabilities (Note 34f)	4,791,462	839,215	805,686	4,824,991	5,147,014
Tax credits net of deferred tax liabilities	12,655,553	8,893,554	5,484,043	16,065,064	16,512,200
- Percentage of net tax credits over reference shareholders’ equity (Note 32a)	22.5%			22.5%	24.0%
- Percentage of net tax credits over total assets	2.0%			2.1%	2.3%

(1)  Tax credit on interest on shareholders’ equity is recorded up to the authorized tax limit; and

(2)  Includes tax credit related to the increase in the social contribution rate for companies in the financial and insurance sectors, established by Law 11,727/08, equivalent to R$226,711 thousand (Note 3h).

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Notes to the Consolidated Financial Statements

d)   Expected realization of tax credits over temporary differences, income tax and social contribution losses and social contribution tax credit – Provisional Measure 2,158-35

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2012	3,415,960	1,965,314	72,316	27,645	5,481,235
2013	3,507,218	2,041,936	37,730	28,595	5,615,479
2014	3,587,608	2,066,164	41,495	31,619	5,726,886
2015	801,667	443,504	85,543	84,688	1,415,402
2016	1,037,470	523,754	32,419	71,346	1,664,989
Total	12,349,923	7,040,672	269,503	243,893	19,903,991

	R$ thousand
	Social contribution tax credit - Provisional Measure 2,158–35
	2012	2013	2014	2015	2016	Total
Total	31,072	2,505	7,989	47,374	55,703	144,643

The projected realization of tax credits is an estimate and it is not directly related to the expected accounting income.

The present value of tax credits, calculated based on the average funding rate, net of tax effects, amounts to R$18,678,666 thousand (R$19,642,629 thousand as of September 30, 2011 and R$16,044,175 thousand as of December 31, 2010), of which R$18,084,944 thousand (R$19,105,710 thousand as of September 30, 2011 and R$15,200,956 thousand as of December 31, 2010) is relative to temporary differences, R$464,757 thousand (R$396,253 thousand as of September 30, 2011 and R$693,909 thousand as of December 31, 2010) to income tax and social contribution losses and R$128,965 thousand (R$140,666 thousand as of September 30, 2011 and R$149,310 thousand as of December 31, 2010) comprises tax credit on social contribution – Provisional Measure 2,158-35.

e)   Unrecognized tax credits

Tax credits of R$1,467,335 thousand (R$2,555 thousand on September 30, 2011 and R$2,414 thousand on December 31, 2010) have not been recorded in the financial statements, and will be recorded when they comply with regulatory aspects and/or prospects of realization are probable according to studies and analyses prepared by the Management and in accordance with Bacen rules. The balance as of December 2011 includes R$1,464,780 thousand, which refers to unrecorded tax credits resulting from the acquisition of Banco Berj, consolidated beginning November 2011.

Due to the Direct Action of the Declaration of Unconstitutionality filed by CONSIF against Articles 17 and 41 of Law 11,727/08, tax credits from periods prior to the increase in the Social Contribution rate from 9% to 15% were recorded up to the limit of the corresponding consolidated tax obligations. In this period, the remaining balance as of December 31, 2010 in the amount of R$226,711 thousand, was fully provisioned (Note 3h).

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Notes to the Consolidated Financial Statements

f)    Deferred tax liabilities
	R$ thousand
	2011		2010
	December 31	September 30	December 31
Mark-to-market adjustment of derivative financial instruments	458,702	555,675	238,016
Difference in depreciation	3,416,414	3,591,787	3,925,102
Judicial deposit restatement and others	949,875	999,552	628,344
Total	4,824,991	5,147,014	4,791,462

The deferred tax liabilities of financial and insurance sector companies were established considering the increase of the social contribution rate, determined by Law 11,727/08 (Note 3h).

35)    OTHER INFORMATION

a)   The Bradesco Organization manages investment funds and portfolios with net assets on December 31, 2011 of R$335,369,994 thousand (R$319,451,263 thousand as of September 30, 2011 and R$288,907,041 thousand on December 31, 2010).

b)   Consortia funds

	R$ thousand
	2011		2010
	December 31	September 30	December 31
Monthly estimate of funds receivable from consortium members	268,905	263,790	235,292
Contributions payable by the group	14,508,961	14,575,983	13,520,590
Consortium members – assets to be include	12,995,441	13,120,384	12,264,126
Receivables available to consortium members	3,028,339	2,922,425	2,583,626

	In units
	2011		2010
	December 31	September 30	December 31
Number of groups managed	2,636	2,651	2,330
Number of active consortium members	559,968	548,097	471,620
Number of assets to be delivered to consortium members	123,936	137,986	131,079

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Notes to the Consolidated Financial Statements

c)   In December 2011, with the purpose of optimizing the financial system liquidity and extending the maturity term of loans contracted by financial institutions, Bacen amended and redefined  rules relating to compulsory deposits on funds repayable in installments, resulting in the following effects:

Description	Previous rule	Current rule
Collection of compulsory deposits on funds repayable in installments	Remuneration of up to 100% of liabilities, in case of repayment in cash.	Bacen now remunerates only a percentage of the deposited amount, of which: - 73% in the period from February 24 to April 26, 2012; and - 64% as of April 27, 2012.
Financial bills	No liabilities could be deductible from acquisitions of financial bills.	Liabilities now can be deducted from financial bills acquired.
Eligible institutions for deduction	The deduction of credits acquired from institutions with Reference Shareholders’ Equity of up to R$2.5 billion was accepted.	The deduction of credits acquired from institutions with Reference Shareholders’ Equity of up to R$2.2 billion (on June 30, 2011) is now accepted.
Limit for acquisition	No limit was established.

Total limit of acquisition by grantor or issuer is established within the amounts below:

-   1% of liabilities on funds repayable in installments of the grantor calculated for the period from June 27 to July 1, 2011;

-   R$100 million; or

-   40% of Shareholders’ Equity Level I of the grantor or issuer calculated in June 2011.

Evaluation criteria for being considered a grantor	No criteria were established.

The grantor shall have Shareholders’ Equity Level I lower than R$2.2 billion, and an amount higher than 0.25 shall result from the division of the sum of loan operations, leasing operations and co-obligations in loan assignments by the sum of long-term assets, permanent assets and co-obligations in loan assignments.

d)   As part of the process of convergence with international accounting standards, certain accounting pronouncements, their interpretations and orientations were issued by the Brazilian Accounting Pronouncements Committee (CPC), which are applicable to financial institutions only after approval by CMN.

The accounting standards which have been approved by CMN include the following:

•       Resolution 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution 3,750/09 – Related-Party Disclosures (CPC 05);

•       Resolution 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution 3,973/11 – Subsequent Events (CPC 24);

•       Resolution 3,989/11 – Share-Based Payment (CPC 10 – effective as of January 1, 2012); and

•       Resolution 4,007/11 – Accounting Policies, Change of Estimate and Error Correction (CPC 23 – effective as of January 1, 2012).

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Notes to the Consolidated Financial Statements

At present, it is not practicable to estimate when the CMN will approve the other CPC accounting standards or whether their adoption, subsequent to approval, will be effective for future periods or applicable retroactively.

CMN Resolution 3,786/09 and Bacen Circular Letters 3,472/09 and 3,516/10 established that financial institutions and other entities authorized to operate by Bacen, which are listed companies or which are required to maintain an Audit Committee shall, as from December 31, 2010, prepare annually and publish in up to 90 days from the reference date December 31 their consolidated financial statements, prepared in accordance with International Financial Reporting Standards (IFRS), in compliance with standards issued by the International Accounting Standards Board. (IASB).

As required by CMN Resolution on April 15, 2011, Bradesco made its financial statements for December 31, 2010 and 2009 prepared in accordance with IFRS standards available on its website. Such IFRS financial statements do not form part or are not incorporated into these financial statements. Management believes that the differences between net income and shareholders’ equity as of December 31, 2011 would not be significantly different as to its nature or amounts considering its current business situation.

r

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Management Bodies

Reference Date: January 3, 2012

Board of Directors	Department Directors (continued)	Audit Committee
	Frederico William Wolf	Carlos Alberto Rodrigues Guilherme - Coordinator
Chairman	Glaucimar Peticov	José Lucas Ferreira de Melo
Lázaro de Mello Brandão	Guilherme Muller Leal	Romulo Nagib Lasmar
	Jean Philippe Leroy	Osvaldo Watanabe
Vice-Chairman	João Albino Winkelmann
Antônio Bornia	João Carlos Gomes da Silva	Compliance and Internal Control Committee
	Joel Antonio Scalabrini	Mário da Silveira Teixeira Júnior – Coordinator
Members	Jorge Pohlmann Nasser	Carlos Alberto Rodrigues Guilherme
Mário da Silveira Teixeira Júnior	José Luis Elias	Milton Matsumoto
João Aguiar Alvarez	José Luiz Rodrigues Bueno	Domingos Figueiredo de Abreu
Denise Aguiar Alvarez	José Maria Soares Nunes	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	José Ramos Rocha Neto	Alexandre da Silva Glüher
Carlos Alberto Rodrigues Guilherme	Júlio Alves Marques	Moacir Nachbar Junior
Milton Matsumoto	Laércio Carlos de Araújo Filho	Clayton Camacho
Ricardo Espírito Santo Silva Salgado	Layette Lamartine Azevedo Júnior	Frederico William Wolf
	Lúcio Rideki Takahama	Roberto Sobral Hollander
Board of Executive Officers	Luiz Alves dos Santos
	Luiz Carlos Brandão Cavalcanti Junior	Executive Disclosure Committee (Non-Statutory)
Executive Officers	Marcos Aparecido Galende	Domingos Figueiredo de Abreu - Coordinator
	Marcos Bader	Julio de Siqueira Carvalho de Araujo
Chief Executive Officer	Marcos Daré	Marco Antonio Rossi
Luiz Carlos Trabuco Cappi	Mario Helio de Souza Ramos	Alexandre da Silva Glüher
	Marlene Morán Millan	Luiz Carlos Angelotti
Executive Vice-Presidents	Nobuo Yamazaki	Antonio José da Barbara
Laércio Albino Cezar	Octavio Manoel Rodrigues de Barros	José Maria Soares Nunes
Julio de Siqueira Carvalho de Araujo	Paulo Aparecido dos Santos	Paulo Faustino da Costa
Domingos Figueiredo de Abreu	Paulo Faustino da Costa	Marcos Aparecido Galende
José Alcides Munhoz	Roberto Sobral Hollander	Haydewaldo Roberto Chamberlain da Costa
Aurélio Conrado Boni	Rogério Pedro Câmara
Sérgio Alexandre Figueiredo Clemente	Waldemar Ruggiero Júnior	Ethical Conduct Committee
*Marco Antonio Rossi	Walkiria Schirrmeister Marquetti	Milton Matsumoto - Coordinator
Carlos Alberto Rodrigues Guilherme
Managing Directors	Directors	Julio de Siqueira Carvalho de Araujo
Candido Leonelli	Antonio Chinellato Neto	Domingos Figueiredo de Abreu
Maurício Machado de Minas	Cláudio Borges Cassemiro	Marco Antonio Rossi
Alexandre da Silva Glüher	Cláudio Fernando Manzato	Alexandre da Silva Glüher
Alfredo Antônio Lima de Menezes	Luis Carlos Furquim Vermieiro	André Rodrigues Cano
André Rodrigues Cano	Osmar Roncolato Pinho	Josué Augusto Pancini
Josué Augusto Pancini	Renan Mascarenhas Carmo	Moacir Nachbar Junior
Luiz Carlos Angelotti	Roberto de Jesus Paris	Clayton Camacho
Marcelo de Araújo Noronha	Vinicius José de Almeida Albernaz	Frederico William Wolf
Nilton Pelegrino Nogueira		Glaucimar Peticov
	Regional Officers	José Luiz Rodrigues Bueno
Deputy Directors	Alex Silva Braga	Júlio Alves Marques
Altair Antônio de Souza	Almir Rocha
André Marcelo da Silva Prado	Antonio Gualberto Diniz	Integrated Risk Management and Capital Allocation Committee
Denise Pauli Pavarina	Antonio Piovesan	Julio de Siqueira Carvalho de Araujo - Coordinator
Luiz Fernando Peres	* Carlos Alberto Alástico	Laércio Albino Cezar
Moacir Nachbar Junior	Delvair Fidêncio de Lima	Domingos Figueiredo de Abreu
Octávio de Lazari Júnior	Francisco Aquilino Pontes Gadelha	José Alcides Munhoz
	Francisco Assis da Silveira Junior	Marco Antonio Rossi
Department Directors	Geraldo Dias Pacheco	Alexandre da Silva Glüher
Adineu Santesso	João Alexandre Silva	Nilton Pelegrino Nogueira
Amilton Nieto	José Sergio Bordin	Roberto Sobral Hollander
André Bernardino da Cruz Filho	* Leandro José Diniz
Antonio Carlos Melhado	Mauricio Gomes Maciel	Fiscal Council
Antonio de Jesus Mendes	Volnei Wulff
Antonio José da Barbara	Wilson Reginaldo Martins	Sitting Members
Arnaldo Nissental		Ricardo Abecassis Espírito Santo Silva - Coordinator
Aurélio Guido Pagani	Compensation Committee	Domingos Aparecido Maia
Cassiano Ricardo Scarpelli	Lázaro de Mello Brandão - Coordinator	Nelson Lopes de Oliveira
Clayton Camacho	Antônio Bornia
Diaulas Morize Vieira Marcondes Junior	Mário da Silveira Teixeira Júnior	Deputy Members
Douglas Tevis Francisco	Luiz Carlos Trabuco Cappi	Renaud Roberto Teixeira
Edilson Wiggers	Carlos Alberto Rodrigues Guilherme	João Batistela Biazon
Eurico Ramos Fabri	Milton Matsumoto	Jorge Tadeu Pinto de Figueiredo
Fernando Roncolato Pinho
Ombudsman Department
* Process pending approval by the Brazilian Central Bank		Júlio Alves Marques – Ombudsman

General Accounting Department
Marcos Aparecido Galende
Accountant-CRC 1SP201309/O-6

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Independent Auditor's Report on the Consolidated Financial Statements

To the Board of Directors and Shareholders

Banco Bradesco S.A.

Osasco – SP

We have audited the consolidated balance sheet of Banco Bradesco S.A., its foreign branches, direct and indirect subsidiaries, jointly-controlled entities and Special Purpose Entities (“Bradesco”), as of December 31, 2011 and the related consolidated statement of income, changes in shareholders' equity and cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes.

Management’s Responsibility for the Financial Statements

Bradesco’s Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting practices adopted in Brazil, applicable to financial institutions authorized to operate by the Brazilian Central Bank (BACEN) and for designing, implementing and maintaining internal control relevant to the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with approved Brazilian auditing standards and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Bank’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements taken as a whole.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements, mentioned above, present fairly, in all material respects, the consolidated financial position of Bradesco, as of December 31, 2011, the consolidated financial performance of its operations and its cash flows for the year then ended, in accordance with accounting practices adopted in Brazil applicable to financial institutions authorized to operate by the Brazilian Central Bank.

Other matters

Statement of consolidated value added

We have also audited the consolidated statement of value added (DVA), preparation of which is the responsibility of the Bradesco’s Management, for the year ended December 31, 2011, submission of which is required by publicly-held companies under Brazilian Corporate Law. The aforementioned statement was subject to the same auditing procedures described above in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

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Independent Auditor's Report on the Consolidated Financial Statements

Review of corresponding amounts for the third and fourth quarters of 2011

The consolidated balance sheet information as of September 30, 2011 and the related consolidated statements of income, cash flows and value added for the third and fourth quarters of 2011 and the statement of changes in shareholders’ equity for the fourth quarter of 2011, which are presented herein by the Bradesco’s Management as supplemental information, were reviewed by us, on which we issued reports that did not contain any modifications dated October 25, 2011 with reference to September 30, 2011 and the third quarter of 2011, and January 30, 2012 with reference to the fourth quarter of 2011.

Audit of the corresponding amounts as of and for the year ended December 31, 2010

The corresponding amounts as of and for year ended December 31, 2010, presented for comparative purposes, were previously audited by other independent auditors who issued their report dated January 28, 2011, which did not contain any modification.

Osasco, January 30, 2012

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC 2SP014428/O-6

Cláudio Rogélio Sertório

Accountant CRC 1SP212059/O-0

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Summary of the Audit Committee's Report

Corporate Governance and Related Responsibilities

The Board of Directors of Banco Bradesco S.A. opted for a single Audit Committee for all the companies comprising the Financial Conglomerate, including Grupo Bradesco de Seguros e Previdência (Insurance Group).

The Management is in charge of defining and implementing managerial information systems to prepare the financial statements of the companies composing Bradesco Organization, pursuant to the accounting principles adopted in Brazil, applicable to institutions the Brazilian Central Bank (Bacen) authorizes to operate, the rules of the National Monetary Council, the Bacen, the Brazilian Securities and Exchange Commission (CVM), National Private Insurance Board (CNSP), the Insurance Superintendence (Susep) and the National Supplementary Healthcare Agency  (ANS).

The Management is also responsible for processes, policies and internal control procedures that ensure the protection of assets, the appropriate recognition of liabilities and the management of risk operations of Bradesco Organization.

The Independent Audit is in charge of examining the financial statements and issuing a report about their compliance with the accounting principles. Additionally, as a result of its works for the purpose of issuing the aforementioned report, it also advises on accounting procedures and internal controls, without prejudice to other reports to be prepared, such as limited reviews of the quarterly information to be delivered to Bacen and CVM.

It is incumbent upon the Internal Audit (General Inspectorate Department) to check the quality of Bradesco Organization’s internal control systems and the regularity of policies and procedures established by the Management, including those adopted in the preparation of financial reports.

It is incumbent upon the Audit Committee to assess the quality and the effectiveness of the Internal and Independent Audits, the effectiveness and the sufficiency of Bradesco Organization’s internal control systems and to analyze the financial statements, providing the relevant recommendations when applicable.

Among the Audit Committee’s duties are also those required by the U.S. Sarbanes-Oxley Act for companies registered with the U.S. Securities and Exchange Commission and quoted on the New York Stock Exchange.

The Audit Committee’s charter is available on the website www.bradesco.com.br,  in the Corporate Governance area.

Activities in 2011

The Audit Committee attended 184 meetings with business, risk control and management areas, and with internal and independent auditors, checking the information considered relevant or critical through the referencing of different sources.

The Audit Committee’s work schedule for 2011 was focused on the main processes and products referring to Bradesco Organization’s activities. Among the most relevant aspects, we point out:

•       process of preparing and disclosing financial reports to shareholders and external users, which contain accounting and financial information;

•       the market, credit and operating risk management and control systems, preparation for the use of internal models in line with the conditions set forth by the New Basel Capital Accord (Basel II) and Bacen’s rules about the issue; and

•       the improvement of internal controls systems deriving from projects in the IT and Risk Management areas.

Internal Controls Systems

Based on the work program and agenda established for 2011, the Audit Committee was informed on the main processes within the Organization, evaluating their quality and management commitment to their continuous improvement.

As a result of meetings with Bradesco Organization’s areas, the Audit Committee had the opportunity to suggest manners to improve the processes to the Board of Directors, as well as to monitor the implementation of improvement suggestions identified in the audit process and discussions with business areas.

234	Report on Economic and Financial Analysis - December 2011

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Summary of the Audit Committee's Report

Based on the information and remarks collected, the Audit Committee hereby deems the internal control system of Bradesco Organization as suitable to the size and complexity of its businesses and structured so as to ensure the efficiency of its operations, the financial report-generating systems, as well as compliance with internal and external rules, to which all transactions are subject.

Independent Audit

The planning of the independent audit for 2011 was discussed with KPMG Auditores Independentes (KPMG) and, throughout the year, the audit teams responsible for services presented their results and main conclusions to the Audit Committee.

The material issues pointed out in the report about the study and the evaluation of accounting and internal controls systems, prepared in connection with the examination of the financial statements and respective recommendations for the improvement of these systems, were discussed with the Committee, which requested the monitoring of the implementations and improvements in the areas in charge.

Based on the planning submitted by auditors and on the subsequent discussions about results, the Committee considered that the works developed by the teams were adequate to the Organization’s businesses.

Internal Audit

The Committee requested that the Internal Audit considered several works in line with issues covered by the Committee’s agenda in its planning for 2011.

Throughout the year, the teams in charge of executing planned works reported and discussed with the Audit Committee the main conclusions on process and inherent risks.

Based on discussions regarding the planning of the Internal Audit, focused on risks, processes and the evaluation of the results thereof, the Audit Committee found that the premise in question had adequately met the demands of the Committee and the needs and requirements of the Organization and regulatory bodies.

Consolidated Financial Statements

In 2011, the Committee held meetings with the General Accounting, Planning, Budget, Control and Internal Audit departments to examine the monthly, quarterly, half-yearly and annual financial statements. These meetings analyzed and assessed the aspects of preparing individual and consolidated trial balances and balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements.

Bradesco’s accounting policies were also considered in the preparation of financial statements, as well as compliance with accounting practices adopted in Brazil, applicable to institutions that Bacen authorizes to operate as well as with the applicable laws.

Prior to the disclosures of the Quarterly Financial Information (IFTs) and half-yearly and annual balance sheets, the Committee held meetings with KPMG to assess the aspects of independence of auditors and control environment when producing the figures to be disclosed.

Based on aforementioned reviews and discussions, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2011.

Cidade de Deus, Osasco, SP, January 30, 2012

CARLOS ALBERTO RODRIGUES GUILHERME

(Coordinator)

JOSÉ LUCAS FERREIRA DE MELO

ROMULO NAGIB LASMAR

OSVALDO WATANABE

Bradesco	235

Financial Statements, Independent Auditors’ Report, Summary of the Audit Committee’s Report and Fiscal Council’s Report

Fiscal Council's Report

The undersigned members of the Fiscal Council of Banco Bradesco S.A., in the exercise of their legal and statutory duties, having examined the Management Report and the Financial Statements related to the fiscal year ended December 31, 2011, and the technical feasibility study of taxable income generation, brought at present value, which has the purpose of recording the Deferred Tax Assets pursuant to the CVM Rule 371/02, CMN Resolution 3,059/02, and Bacen Circular Letter 3,171/02, and in view of the unqualified report prepared by KPMG Auditores Independentes, are of the opinion that the aforementioned documents, based on the Brazilian accounting practices adopted and applicable to entities that the Brazilian Central Bank authorizes to operate, fairly reflect the Company’s equity and financial position. The members also recommend that the Annual Shareholders’ Meeting approve the documents in question.

Cidade de Deus, Osasco, São Paulo, January 30, 2012

Ricardo Abecassis E. Santo Silva

Domingos Aparecido Maia

Nelson Lopes de Oliveira

236	Report on Economic and Financial Analysis - December 2011

For further information, please contact:

Board of Executive Officers

Luiz Carlos Angelotti

Managing Director and Investor Relations Officer

Phone: (11) 3681-4011

Fax: (11) 3684-4630

4000.diretoria@bradesco.com.br

Market Relations Department

Paulo Faustino da Costa

Phone: (11) 2178-6201

Fax: (11) 2178-6215

Avenida Paulista, 1.450 – 1º andar

CEP 01310-917 – São Paulo-SP

Brazil

www.bradesco.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 07, 2012

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Deputy Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.